


ORLEN

GK/PW/ 871 /2003

SEC file: 82-5036

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Płock, May 30, 2003

To whom it may concern,

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed PKN ORLEN's current reports from 24/2003 to 41/2003 plus / including SA.-RS 2002, FY 2002 IFRS, as well as 1Q2003 under PAS and IFRS.

Should you have any questions do not hesitate to contact the undersigned on: +48 24 365 51 41 or mobile: +48 607 325 405.

Yours sincerely,

Paweł Wochowski
Investor Relations Department




Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Annual Report 2002_PAS cons.1
Released	08:51 23 Apr 2003
Number	2600K


PKN ORLEN SA
SEC File
82-5036

KOMISJA PAPIEROW WARTOSCIOWYCH i GIELD

(SECURITIES EXCHANGE COMMISSION)

00- 950 WARSZAWA PLAC POWSTANCOW WARSZAWY 1

Consolidated annual report SA-RS 2002

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

CHEMICAL INDUSTRY

(according to § 57.2 and § 58.3 Council of Ministers Decree dated 16 October 2001 – Journal of Law no 139, item 1569

and dated 2002 – Journal of Law no 31, item 280)

(manufacturing, contracting, trading and service industry issuers)

For the year from 1 January 2002 to 31 December 2002

And for the year from 1 January 2001 to 31 December 2001 submitted on

17 April 2003

date of submission

ERNST & YOUNG AUDIT SP. Z O.O

Auditor

14 April 2003

Date of issuance of opinion

Extended consolidated annual report :

Auditor's opinion and report on consolidated financial statements

President's Letter

Consolidated financial statements for the year ended 31 December 2002

Introduction Statements of changes in consolidated equity

Consolidated balance sheet Consolidated cash flow statements

Consolidated profit and loss account Explanatory notes

Managements Board Commentary on business operations

SELECTED FINANCIAL INFORMATION	PLN [000's]		EURO [000's]	
	2002	2001	2002	2001
I. Net Sales	26,328,379	25,872,333	6,803,726	6,685,876
II. Operating profit	758,613	658,575	196,039	170,188
III. Gross profit	772,432	496,205	199,610	128,228
IV. Net profit	479,335	365,866	123,869	94,546
V. Cash flow from operating activities	1,359,514	2,027,092	351,323	523,837
VI. Cash flow from investing activities	(935,707)	(1,537,295)	(241,803)	(397,265)
VII. Cash flow from financing activities	(449,002)	(462,778)	(116,030)	(119,590)
VIII. Total net cash flow	(25,195)	27,019	(6,511)	6,982
IX. Total assets	14,783,526	14,109,041	3,677,311	3,509,537
X. Total creditors	6,186,620	5,919,574	1,538,884	1,472,458
XI. Long term creditors	424,009	1,305,952	105,470	324,848
XII. Short term creditors	4,807,099	3,734,775	1,195,736	929,002
XIII. Net assets	7,927,014	7,501,139	1,971,796	1,865,862
XIV. Share capital	525,221	525,221	130,645	130,645
XV. Number of shares	420,177,137	420,177,137	420,177,137	420,177,137
XVI. Earnings per ordinary share (PLN/EURO)	1.14	0.87	0.29	0.22
XVII. Diluted earnings per ordinary share (PLN/EURO)	-	-	-	-
XVIII. Net book value per share (PLN/EURO)	18.87	17.85	4.69	4.44
XIX. Diluted net book value per share (PLN/EURO)	-	-	-	-
XX. Dividend declared or paid per ordinary share (PLN/EURO)	0.09	0.12	0.02	0.03

Financial data presented above is recalculated into EURO according to the following rules:

- assets and liabilities items on the basis of average exchange rate published as at 31 December 2002 i.e. – 4.0202 zloty/EURO;
- profit and loss account items and cash flow statement items on the basis of exchange rate calculated as arithmetic mean of average exchange rates determined by NBP as at the last day of each month of the six months period (1 January 2002 – 31 December 2002) i.e. – 3.8697 zloty/EURO.

INDEPENDENT AUDITORS' OPINION

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

1. We have audited the attached consolidated financial statements for the year ended 31 December 2002 of the capital group of Polski Koncern Naftowy ORLEN S.A. (the "Capital Group") located in Plock at Chemikow St. 7, containing:

- the introduction to the consolidated financial statements
- the consolidated balance sheet as at 31 December 2002 with total assets amounting to 14,783,525,818.75 zlotys (in words: fourteen billion, seven hundred eighty three million five hundred twenty five thousand eight hundred eighteen zlotys and 75/100),

- the consolidated profit and loss account for the period from 1 January 2002 to 31 December 2002 with a net profit amounting to 479,335,282.46 zlotys (in words: four hundred seventy nine million three hundred thirty five thousand two hundred eighty two zlotys and 46/100),

- the consolidated statement of changes in shareholders' equity for the period from 1 January 2002 to 31 December 2002 with a net increase in shareholders' equity amounting to 507,883,519.08 zlotys (in words: five hundred seven million eight hundred eighty three thousand five hundred nineteen zlotys and 8/100),

- the consolidated cash flow statement for the period from 1 January 2002 to 31 December 2002 with a net cash outflow amounting to 25,194,563.60 zlotys (in words twenty five million one hundred ninety four thousand five hundred sixty three zlotys and 60/100) and

- the additional notes and explanations.

The format of the attached consolidated financial statements for the year ended 31 December 2002 ("the attached consolidated financial statements") is prescribed by the Decree of the Council of Ministers of 16 October 2001 on current and periodic information provided by issuers of securities (Journal of Law No. 139, item 1569 with further amendments) ("Decree on current and periodic information").

1. The truth and fairness of the attached consolidated financial statements and the proper maintenance of the accounting records are the responsibility of the dominant company's Management Board. Our responsibility was to audit the attached consolidated financial statements and to express an opinion whether, based on our audit, these consolidated financial statements present truly and fairly the financial position, profitability and financial results of the Capital Group.

2. We conducted our audit of the consolidated financial statements in accordance with the following regulations being in force in Poland:

- chapter 7 of the Accounting Act, dated 29 September 1994 (the "Accounting Act"),

- the auditing standards issued by the National Chamber of Auditors,

in order to obtain reasonable assurance as to whether the consolidated financial statements are free of material misstatement. In particular, the audit included examining, to a large extent on a test basis, documentation supporting the amounts and disclosures in the consolidated financial statements. The audit also included assessing the accounting principles adopted and used by the Capital Group and significant estimates made by the Management of the dominant company, as well as evaluating the overall presentation of the financial statements. We believe our audit has provided a reasonable basis to express our opinion on the consolidated financial statements treated as a whole.

1. The consolidated financial statements for the prior financial year ended 31 December 2001 were subject to an audit by an auditor acting on behalf of other audit firm who issued unqualified opinion on these consolidated financial statements, dated 6 May 2002.

2. In our opinion, the attached consolidated financial statements, in all material respects:

- present truly and fairly all information material for the assessment of the results of the Capital Group's operations for the period from 1 January 2002 to 31 December 2002, as well as its financial position as at 31 December 2002,

- have been prepared in accordance with the accounting principles specified in the Accounting Act referred to above and the regulations issued based on that Act,

- are in accordance with the Accounting Act referred to above and the regulations issued based on that Act that affect their content.

1. Without qualifying our opinion, we draw attention to the following issues:

a. The consolidated financial statements of the Capital Group contain financial data of 35 subsidiaries (including 2 capital groups) and 3 associates accounted for under the equity method, which were audited by authorised audit firms. We have received the auditor's opinions issued by the authorised

audit firms on the financial statements of these subsidiaries and associates. The aggregate value of the assets of the entities audited by other authorised audit firms represents 10% of the consolidated assets and the aggregate results of these entities represent 12% of the consolidated financial results of the Capital Group.

b. As of 1 January 2002, the Act dated 9 November 2000 on Amendments to the Accounting Act became effective. Due to the above, the Company changed its accounting policies as presented in detail in point D of the introduction to the financial statements and in Note 63 of the additional information and explanations of the attached financial statements.

1. We have read Management Board Commentary on the Business Operations of the Capital Group for the period from 1 January 2002 to 31 December 2002 and the Rules for Preparing Annual Consolidated Financial Statements ("Directors' Report") and conclude that the information derived from the attached consolidated financial statements reconciles with the consolidated financial statements. The information included in the Directors' Report corresponds with § 65.3 of the Decree on current and periodic information.

Certified Auditor No 9542/7118; Lukasz Zalicki

On behalf of

Ernst & Young Audit Sp. z o.o.,

ul. Sienna 39, 00-121 Warszawa

Ident. no. 130

Jacek Hryniuk, Certified Auditor; No 9262/6958

Warsaw, 14 April 2003

Ladies and Gentleman,

A year ago, the Supervisory Board entrusted me with the management of PKN ORLEN. Therefore looking back on the previous year is also an evaluation of the first year of activities of the Management Board under my lead, hence the unusual abundance of the information contained herein and the length of this letter.

Difficult as last year was, it was a good year too. It was the time of gruelling work and rapid acceleration in internal changes with a concurrent extremely adverse economic situation; we also commenced the Company's expansion, which had been promised for so long. Bearing in mind the challenges still ahead of us, it is with great pleasure that I share with you the joy from the concluded projects and achieved objectives.

Each of them is a product of the Company's consistent management and growth strategy developed by the Management Board. Our objective is to build a strong international enterprise in this part of Europe, which will be capable of effectively competing on the European markets and which will hold itself in readiness to actively participate in the inevitable globalisation processes.

Getting prepared for the tiring task of being the leader in the consolidation process, we resolved to begin by significant increasing the Company's effectiveness and internal strengthening. To meet these purposes, we pursued such actions as the restructuring activities within the Company and the Capital Group, as well as a widespread development of the retail segment and cost-savings programmes. At the same time, we carried on our M&A activities on the domestic market and in the neighbouring countries; we also continued to stabilise the core business through development of the petrochemical sector.

Let's move on to hard facts.

Beyond a shadow of a doubt, the Management Board's greatest achievements attained last year include the first step in the adopted development strategy, which was the acquisition of 494 service stations based in northern Germany from British Petroleum for an attractive price of EUR 140m. The service stations, whose average sales total approximately 2.8m litres a year, that is almost 50% above the throughput of PKN

ORLEN's service stations in Poland and above the German market's average, become an efficient element of our network.

The attractiveness of the undertaking is enhanced by the fact that, by delivering to this network the Company-produced fuel, PKN ORLEN will not only earn its retail margins but the refinery margins too. Costs related to logistics are optimised through fuel and lubricant oils swaps.

Obviously enough, this undertaking has a symbolic dimension – for the first time ever, a Polish company effected such a large investment on a West European market – but it is primarily a business, which is good and financially sound. The ratios speak for themselves: the IRR stood at 16.5% while the 2002 EBITDA was over EUR 27m. We got hold of 7% of the market share in northern Germany; in some federal states it was as much as 13%. Our network is the sixth largest in Germany. It can be well said that PKN ORLEN has just joined the European Union as Poland's outpost.

Another event of historic importance was the conclusion of the agreement on establishment of a joint venture with Basell, after ten months of exceptionally hard negotiations, which meant the inclusion of PKN ORLEN into the world-wide distribution system of the petrochemical industry; as was highlighted by experts, this was effected on terms favourable to us. As part of the undertaking, the joint-venture will have built by the end of 2004 the polyolefin units with the capacities of 320,000 tonnes of polyethylene and 400,000 tonnes of polypropylene a year, at the cost of around EUR 300m. At the same time, PKN ORLEN will increase its ethylene and propylene production capacity, which are feedstock for the polyolefin units, by investing approximately EUR 250m. It is vital that under the agreements, we not only acquire a world-class and state-of-the-art technology, with an 80%-guaranteed utilisation ratio for our installations, but also access the international sales network operated by Basell.

Let's focus again on the Polish market. A year ago, the privatisation process of Rafineria Gdańska, Poland's second largest refinery, was proceeding without our participation – we were virtually excluded from it. Our actions involving a consistent and steady pursuance of the iron logic in representing the interests of Poland, Polish companies, all shareholders and investors, as well as presenting a clear vision of development of Poland's one of the most significant economic pillars, which is PKN ORLEN, and basing the line of reasoning supported with relevant figures and facts resulted in a change of the government's strategy, which had been in place for six years. Consequently, PKN ORLEN is now a member of a consortium, which has been granted the exclusivity in negotiations with Nafta Polska SA on the acquisition of available shares in Rafineria Gdańska.

Execution of profitable contracts for crude oil supply for the following years is the third project of strategic importance. In accordance with the projections, we diversified the sources of supply – over 40% of crude oil will be supplied by J&S and some 40% by Yukos Group, Russia's largest crude explorer with whom we signed direct co-operation agreements.

The fourth challenge of strategic importance was refocusing PKN ORLEN from production to marketing. The best evidence of this large change which occurred in such segments as wholesale and retail trade is total rebranding, i.e. reconstruction and change of the image of PKN ORLEN's more than 250 service stations and in the next 600 service stations we introduced easily recognisable key branding elements (mostly 9–12 meters high information pylons). I know that everyone has noticed the change, and among the competition it must have aroused justified fears. The process is, of course, still in progress. Now our customers will easily find their service stations to fill up their cars with the fuel of the highest quality, to do the shopping and to collect points in the VITAY programme – the largest loyalty scheme in Central Europe. The number of the programme's participants is continually growing thanks to attractive prizes and efforts of our friendly and agreeable staff of the stations, who are thoroughly trained in the area of customer service. These actions allowed us to restore our prestige and considerably improved the image of the Company. 11.5% of customers returned to us. This is a good trend.

We have been also working on enhancing the internal structures. We started with the Management Board by reducing the number of its members from nine to five. We also reduced the number of the directors reporting to the Management Board from 60 to 22, and the number of a lower-tier executives from 160 to fewer than 100. This movement naturally made the pace of our work more dynamic and, at the same time, it represents an appropriate sign of the tendency. At present, the management staff is paid in accordance with the incentive system introduced at the end of 2002, which is based on the Company's performance. For the managers this is a significant incentive to improve the effectiveness of the entire Company. In 2004, we are going to implement the bonus system for the management which will depend directly on the value of the Company and finally, we intend to introduce changes also at lower ranks. We trust that we will be able to achieve a permanent increase and improve the profitability of PKN ORLEN.

Ladies and Gentleman,

In 2002, PKN ORLEN had to face a difficult situation caused by the strong volatility of crude oil prices worldwide. A frail GDP growth in Poland, combined with a simultaneous increase in crude oil prices (by 2.3% y-o-y), led to a weaker demand for petroleum products. We also had to deal with lower refinery margins, which shrank by 60% compared with the corresponding period of the previous year. The refinery margins calculated on the basis of Brent crude prices fell from USD 18.4 per tonne in 2001 to USD 8 per tonne in 2002. We estimate the theoretic adverse effect of reduced margins on EBIT at approximately PLN 468m.

The gap between Ural and Brent crude prices also shrank, which led to a PLN 35m fall in pre-tax profit.

Poland's GDP growth was 1.3%, which for an emerging market is by all means unsatisfactory. The unemployment rate at the end of 2002 reached a dangerous high of approximately 20%. This led, in particular, to a drop in sales of new cars in Poland by 6% from last year's figure. These and many other factors (e.g. development of the grey market of fuel imports and trade) had an adverse effect on fuel consumption, which fell by 2.8% in relation to the previous year. In this context, the 1.4 % rise in PKN ORLEN's sales is an achievement, comparable to a situation where you are running up an escalator that is going down. Also the weakening of the US dollar in relation to the z³oty (by 2.1% compared with 2001) had a negative impact on PKN ORLEN's revenue.

But our forecasts are optimistic. The economy worldwide, including Poland, showed signs of a slight rebound last quarter. We recorded, for instance, growth in domestic demand by 0.8%. Also the GDP growth of 3.6% in 2003, as expected by the government, brings a ray of light. However, this optimistic official forecast varies from analysts' estimates (2.6%–2.8%). In this context, we can expect a real increase in the sales of new cars by approximately 7% in the coming year.

As you can see, we had to operate in a challenging economic environment. Yet we managed to increase profit. EBIT rose by over 15 %, and the net profit by almost 31 %, that is up to PLN 479m. This was possible thanks to cost cutting and higher profitability of wholesale. As we promised at the beginning of our term of office, the inland premium increased by 20% (to PLN 711m) thanks to making a full use of the room for change.

We also had to face unfavourable changes in the regulations on income and excise taxes. Despite the announced reduction of the corporate income tax rate from 28% to 24%, the Parliament agreed to accept a reduction by a mere 1 percentage point – to 27%. This means that we will have to revalue deferred income tax provisions at PLN 52m. In accordance with Polish Accounting Standards, we also have to carry most re-branding costs as operating expenses and not investments to be depreciated. Furthermore, PKN ORLEN recorded an increase in costs incurred with a view to building the ORLEN brand and increasing throughput per station. Although these expenses are made with a view to stimulating future growth, they already in 2002 led to higher throughput per station in the CODO network – by 11.5%. A rise was also seen in the general and administrative expenses that were beyond our control, e.g. insurance or real estate taxes. This group of costs is estimated in PKN ORLEN at PLN 64m pre-tax, with costs of insurance (PLN 23m) being a major item. Increase in these items follows from higher rates due to reinsurance after the terrorist attacks of September 11th 2001. A positive event was the sale of LG Petro shares for PLN 58m. These changes, in addition to the difficult conditions in the oil industry, caused a net profit reduction by over PLN 600m. On the other hand, we recorded a positive result on stocks valuation (approximately PLN 213m) in connection with the use of the weighted average stocks valuation method.

Let us now have a closer look at our investments. Having decided that it is better to abandon even the needed investments and to pursue only the indispensable ones, we reduced net capital expenditure to PLN 880m while sustaining the same, complex economic effect. Concurrently, we shifted most of our investment efforts from the refining segment to marketing, which is considered to be the pivot of PKN ORLEN's new strategy. And, as we promised, our production investments were made chiefly to bring us in line with the AutoOil 2005 standards. Our production capital expenditure did not exceed PLN 200m.

The profitability and value of our capital expenditure are of paramount importance to us. The basic factors which condition the implementation of our development and expansion strategy are the financial standing and solvency: in 2002, the level of our financial leverage decreased further, down to approximately 29.4% at the end of the year. Given such a low level of external financing, we may feel safe even if the value of our liabilities increases up to the next threshold of EUR 300m, which would have no impact on our credit rating, currently at BBB (according to Fitch). Proceeds from the sale of some of our non-core assets are and will be for us an additional source of free cash flow – relevant transactions in this respect, just like the restructuring of the Capital Group, are already being negotiated with potential buyers.

The ROACE ratio (EBIT after tax / average (equity + net debt)), which in 2002 stood at 5.3%, remains still unsatisfactory. That is the reason why we have launched two complex projects: the Economic Value Added (EVA, in cooperation with Andersen Business Consulting) and a comprehensive cost reduction programme (in cooperation with a reputable advisor specialising in this area – McKinsey & Company). These projects will be

the Plock complex and the whole Capital Group. Specific objectives to be attained as part of the programmes and the time anticipated for their achievement will be provided together with our results for Q2 2003.

Let me now comment shortly on PKN ORLEN's operating performance. In 2002, we increased utilisation of our production facilities by about 1.2 percentage points, up to 92.4%. Over the same period, the level of fuel output increased slightly, not due to any earlier limitations in our production plant but owing to a considerable increase in petrochemical production and sales. In 2002, the volume of sales of petrochemicals increased by 29.5%. The growing trend on the Polish petrochemicals market will continue. PKN ORLEN has competitive advantage over the competition with respect to the costs of petrochemical production and wishes to take full advantage of the market conditions and to exploit all the existing opportunities in this area, which is perceived as having considerable stabilising potential for PKN ORLEN's operations.

Lower sales of light products may be attributed to weaker markets and the fact that the question of using light heating oil as car fuel remains unsolved. We are aware of the problem of increased imports of light heating oil (estimated at over 200,000 tonnes) and of some high-sulphur components, which are often used for Diesel oil, by those who avoid paying the excise duty. This issue should soon be regulated with relevant laws as it has a very negative impact on the state budget revenues as well as on the general opinion on the quality of Polish fuels.

Dear Shareholders,

A year ago I made some promises with respect to the Company's operating parameters and the targets to attain. Now is the time to look at whether I kept them.

Most of the parameters and targets were attained. The targets we have set for ourselves for 2002 were achieved owing to enhanced efficiency and refocus of our actions and investments onto the customers, who are the final link in our production and marketing chain. The 20% increase in the inland premium testifies to the efficiency of our logistics. Our achievements in the area of retail sales of fuels, such as e.g. a 4.9% increase in the volume of sales compared with the 5% target, or a 3% increase in the gross sales margin, precisely as forecast, fill us with optimism and confidence that the course of action we pursue is effective. We rebranded and upgraded 258 service stations and marked another 600 with a new logo, one of the best recognisable logos in Poland, on perfectly visible pylons. A very important development was reaching agreement with the National Association of Owners of Service Stations (dealer owned and operated stations) and implementing a cooperation programme based on franchise agreements prepared together with the Association, which ended the dispute that continued for a few years.

The success of PKN ORLEN would not be possible without teamwork. One of my first decisions was to eliminate director functions for individual units, which until that time had been performed by the members of the Management Board. In this way, while maintaining the functional division of duties, the Management Board jointly shares responsibility for the whole Company. The soundness of such a concept is confirmed by independent opinions: the *Businessman Magazine,* a prestigious Polish monthly, when awarding the title of the manager of the year, for the first time did not honour just one person, but the whole Management Board of PKN ORLEN. This title is among other precious awards won by the Company in 2002: the "Byk" (bull) award from the *Sukces* magazine for the achievements in 2002 and the award from Euromoney Magazine for "A Leading Company in Poland For Corporate Governanace".

Therefore, it comes as no surprise that we decided to build and sponsor the rally ORLEN Team. The participation of motorcyclists and car drivers in the gruelling Dakar Rally, where the Polish drivers came in the top ten – the best result ever achieved by Poles in this rally – is not only a testing battle field for our products, but also a common success of many people: mechanics, drivers as well as marketing and PR specialists. This is a carefully planned process of establishing ORLEN's brand which Poles want to associate with.

In 2003, we are also set to face a number of challenges. Political unrest in the world and instability of the crude oil prices will not favour painless development. Two of our most prominent undertakings – the joint venture with Basell and the service stations in Germany – will be in their intermediary stage and will not yet positively contribute to our results. What is more, we are planning a two months' shutdown of the Hydrocracker, because of the need to increase its efficiency.

However, in spite of all that we will not slow down the pace of our work and the transformation. We do believe that the privatisation of the Gdańsk Refinery will be finalised with our participation and that the third stage of the privatisation of PKN ORLEN will commence, thus giving a signal to initiate sector consolidation in the region. We will be implementing ambitious investment and business programmes, we are determined to overcome the difficulties and to create value for the shareholders. I am confident that our efforts will lead us to success. That was the reason why we have changed our financial reporting standards and communicate so intensely with the investors, inviting them to contribute to the management of the Company. We listen to their

success. We are pursuing a common goal.

I wish to thank everyone who, like me and the entire Management Board acting under my guidance, believe that our goal can be achieved, who share my passion for making history and creating reality: building ORLEN's position and ORLEN brand – as we may now proudly say – worldwide.

Zbigniew Wrobel

President of the Management Board

PKN ORLEN SA

END












Company Polski Koncern Naftowy Orlen S.A.
TIDM POKD
Headline Annual Report 2002_PAS cons.2
Released 08:59 23 Apr 2003
Number 2601K

CONSOLIDATED FINANCIAL STATEMENTS AND COMPARATIVE CONSOLIDATED FINANCIAL DATA

CONSOLIDATED BALANCE SHEET

ASSETS	Note	31 December 2002	31 December 2001
I. Fixed assets		**9 624 062**	**9 715 246**
1. Intangible assets, including:	**1**	90 794	94 321
- goodwill		435	176
2. Goodwill on consolidation of subordinated entities	**2**	26 070	4 090
3. Tangible fixed assets	**3**	8 521 021	8 621 182
4. Long term receivables	**4,9**	14 873	14 057
4.1. From subordinated entities		586	-
4.2. From other entities		14 287	14 057
5. Long term investments	**5**	790 892	762 617
5.1. Real estates		-	-
5.2. Intangible assets		-	-
5.3. Long term financial assets		790 892	762 617
a) in subordinated entities, including:		189 415	179 901
- shares in subordinated entities accounted for on an equity basis		70 018	70 644
- shares in unconsolidated subordinated companies and joint venture entities		34 300	23 276
b) in other entities		601 477	582 716
5.4. Other long term investments		-	-
6. Long term prepayments, deferred costs and deferred tax asset	**6**	180 412	218 979
6.1. Deferred tax assets		24 570	20 756
6.2. Prepayments and deferred costs		155 842	198 223
II. Current assets		**5 159 464**	**4 393 795**
1. Inventories	**7**	2 851 225	2 185 333
2. Short term receivables	**8,9**	1 610 546	1 549 411
2.1. From subordinated entities		18 281	117 336
2.2. From other entities		1 592 265	1 432 075
3. Short term investments	**10**	246 859	230 346
3.1. Short term financial assets		246 357	230 346
a) in subordinated entities		-	-
b) in other entities		68 167	26 961

c) cash and cash equivalents		178 190	203 385
3.2. Other short term investments		502	-
4. Short term prepayments and deferred costs	**11**	450 834	428 705
T o t a l a s s e t s		**14 783 526**	**14 109 041**
LIABILITIES			
I. Shareholders equity		7 927 014	7 501 139
1. Share capital	**13**	525 221	525 221
2. Unpaid share capital (negative value)		-	-
3. Own shares (negative value)	**14**	-	-
4. Capital reserve	**15**	5 757 678	5 501 578
5. Revaluation reserve	**16**	722 745	732 196
6. Other capital reserves	**17**	53 476	53 542
7. Foreign exchange gain on inclusion of subordinated entities		9	4
8. Undistributed profit from previous years		388 550	322 732
9. Net profit		479 335	365 866
10. Distribution from profit during financial year (negative value)	**18**	-	-
II. Minority interests	**19**	410 890	396 853
III. Negative goodwill on subordinated entities	**20**	259 002	291 475
IV. Liabilities and provisions for liabilities	**21**	6 186 620	5 919 574
1. Provisions for liabilities		866 566	816 441
1.1. Provision for deferred tax		290 463	238 133
1.2. Retirement benefits and similar provisions		150 396	137 963
a) long term		128 123	108 589
b) short term		22 273	29 374
1.3. Other provisions		425 707	440 345
a) long term		328 192	362 145
b) short term		97 515	78 200
2. Long term liabilities	**22**	424 009	1 305 952
2.1. To subordinated entities		-	-
2.2. To other entities		424 009	1 305 952
3. Short term liabilities	**23**	4 807 099	3 734 775
2.1. To subordinated entities		81 662	50 468
3.2. To other entities		4 679 509	3 632 895
3.3. Special funds		45 928	51 412
4. Accruals and deferred income		88 946	62 406
4.1. Negative goodwill		534	843
4.2. Other accruals and deferred income	**24**	88 412	61 563
a) long term		10 947	3 513
b) short term		77 465	58 050
T o t a l l i a b i l i t i e s		**14 783 526**	**14 109 041**
Net book value		**7 927 014**	**7 501 139**
Number of shares as at 31.12.2002		**420 177 137**	**420 177 137**
Net book value per share (in zloty)	**25**	**18,87**	**17,85**
Expected number of shares		**-**	**-**
Diluted net book value per share (in zloty)	**25**	**-**	**-**
1. Contingent receivables	**26**	-	-
1.1. From subordinated entities		-	-
- received guarantees and sureties		-	-
1.2. From other entities		-	-

- received guarantees and sureties		-	-
2. Contingent liabilities	**26**	16 016	5 964
2.1. To subordinated entities		681	1 430
- granted guarantees and sureties		681	1 430
2.2. To other entities		15 335	4 534
- granted guarantees and sureties		15 335	4 534
3. Other		55 086	50 227
Total off - balance sheet items		**70 661**	**56 191**

P&L - input here, page 26

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS EQUITY

for the period		
I. Shareholders equity at beginning of period	**7 419 130**	**7 086 147**
a) changes in accounting policies	82 009	58 637
b) corrections of fundamental errors	-	-
I. a. Shareholders equity at beginning of period restated for comparative data	**7 501 139**	**7 144 784**
1. Share capital at beginning of period	**525 221**	**525 221**
1.1.Movements in share capital	-	-
a) increases	-	-
b) decreases	-	-
1.2. Share capital at end of period	**525 221**	**525 221**
2. Unpaid share capital at beginning of period	-	-
2.1. Movements in unpaid share capital	-	-
a) increases	-	-
b) decreases	-	-
2.2. Unpaid share capital at end of period	-	-
3. Own shares at beginning of period	-	-
3.1. Movement in own shares	-	-
a) increases	-	-
b) decreases	-	-
3.2 Own shares at end of period	-	-
4. Capital reserve at beginning of period	**5 501 578**	**4 728 181**
4.1. Movements in capital reserve	256 100	773 397
a) increases	256 100	773 397
- share premium	-	-
- distribution of profits (by articles)	-	-
- apportionment of profits (over the minimum provided for by the articles)	249 395	746 738
- transfer from capital reserves due to revaluation of fixed assets disposed	6 705	13 114
- other	-	13 545
b) decreases	-	-
4.2. Capital reserve at end of period	**5 757 678**	**5 501 578**
5. Revaluation reserve at beginning of period	**734 796**	**747 910**
- changes in accounting policies, restatement of opening balance	(2 600)	(3 960)
5a. Revaluation reserve at beginning of period restated for comparative data	**732 196**	**743 950**
5.1. Movements in revaluation reserve	(9 451)	(11 754)
a) increases	41 917	1 743
- increase of value of long term investments	58 218	-
- deferred tax assets related to entries made to	(16 301)	-

- other	-	1 743
b) decreases	(51 368)	(13 497)
- fixed assets disposals	(6 705)	(13 114)
- impairment of tangible fixed assets	(2 746)	-
- *adjustment of long term investment*	-	-
- deferred tax assets related to entries made to revaluation reserve	16 301	-
- other	(58 218)	(383)
5.2. Revaluation reserve at end of period	**722 745**	**732 196**
6. Other capital reserves at beginning of period	**53 542**	**53 542**
6.1. Movements in oher capital reserves	(66)	-
a) increases	-	-
b) decreases	(66)	-
6.2. Other capital reserves at end of period	**53 476**	**53 542**
7. Foreign exchange differences from recalculation of subordinated entities	**9**	**4**

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS EQUITY - CONTINUATION		
8. Undistributed profit from previous years at beginning of period	**603 990**	**1 031 289**
8.1. Undistributed profit from previous years at beginning of period	**603 990**	**1 031 289**
a) changes in accounting policies	84 609	62 597
b) corrections of fundamental errors	-	-
8.2. Undistributed profit from previous years at beginning of period restated for comparative data	**688 599**	**1 093 886**
a) increases	-	586
b) decreases	(300 049)	(771 740)
- dividends paid	(50 421)	(21 009)
- transfer to capital reserve	(249 395)	(746 738)
- others	(233)	(3 993)
8.3. Undistributed profit from previous years at end of period	**388 550**	**322 732**
8.4. Undistributed loss from previous years at beginning of period	-	-
8.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-
a) increases	-	-
b) decreases	-	-
8.6. Undistributed loss from previous years at end of period	-	-
8.7. Undistributed profit from previous years at end of period	**388 550**	**322 732**
9. Net profit for the financial year	**479 335**	**365 866**
a) net profit	479 335	365 866
b) net loss	-	-
c) distribution from current year profit	-	-
II. Shareholders equity at end of period	**7 927 014**	**7 501 139**

CASH FLOW STATEMENT - input here, page 29

EXPLANATORY NOTES

NOTES TO THE CONSOLIDATED BALANCE SHEET

Note 1A

INTANGIBLE ASSETS		
a) development costs	383	118
b) company goodwill	435	176
c) licences, patents and similar assets	88 908	92 209
- computer software	3 260	4 072
d) other intangible fixed assets	1 068	1 818
e) payments on account of intangible fixed assets	-	-
Total intangible assets	**90 794**	**94 321**
Value of intangible fixed assets being collateral for Group's liabilities:	-	-

Table T1 (Note 1B) page 31

Note 1C

INTANGIBLE ASSETS (BY CLASS OF OWNERSHIP)		
a) own	90 794	94 321
b) used on basis of lease, tenancy agreements or other agreement, including leasing	-	-
Total intangible assets	**90 794**	**94 321**

Note 2A

GOODWILL		
a) goodwill from consolidation - subsidiaries	22 942	-
b) goodwill from consolidation - joint-ventures	-	-
c) goodwill from consolidation - associated companies	3 128	4 090
Total goodwill from consolidation	**26 070**	**4 090**

Note 2B

CHANGE IN GOODWILL FROM CONSOLIDATION - SUBSIDIARY COMPANIES		
a. gross value at beginning of period	**1 686**	**1 686**
ORLEN Petroprofit Sp. z o.o.	1 623	1 623
Petrogaz Lapy Sp. z o.o.	63	63
Petrotel Sp. z o.o.	-	-
Ship Service S.A.	-	-
ORLEN PetroTank Sp. z o.o.	-	-
b. increases	**23 476**	**-**
ORLEN Petroprofit Sp. z o.o.	-	-
Petrogaz Lapy Sp. z o.o.	-	-
Petrotel Sp. z o.o.	493	-
Ship Service S.A.	8 860	-
ORLEN PetroTank Sp. z o.o.	14 123	-
c. decreases	-	-
ORLEN Petroprofit Sp. z o.o.	-	-
Petrogaz Lapy Sp. z o.o.	-	-
Petrotel Sp. z o.o.	-	-
Ship Service S.A.	-	-
ORLEN PetroTank Sp. z o.o.	-	-
d. gross value at the end of period	**25 162**	**1 686**
ORLEN Petroprofit Sp. z o.o.	1 623	1 623
Petrogaz Lapy Sp. z o.o.	63	63
Petrotel Sp. z o.o.	493	-
Ship Service S.A.	8 860	-

ORLEN PetroTank Sp. z o.o.	14 123	-
e. accumulated amortisation at the beginning of period	**1 686**	**919**
ORLEN Petroprofit Sp. z o.o.	1 623	880
Petrogaz Lapy Sp. z o.o.	63	39
Petrotel Sp. z o.o.	-	-
Ship Service S.A.	-	-
ORLEN PetroTank Sp. z o.o.	-	-
f. amortisation for the period	**534**	**767**
ORLEN Petroprofit Sp. z o.o.	-	743
Petrogaz Lapy Sp. z o.o.	-	24
Petrotel Sp. z o.o.	90	-
Ship Service S.A.	444	-
ORLEN PetroTank Sp. z o.o.	-	-
g. decrease in amortisation of goodwill	**-**	**-**
ORLEN Petroprofit Sp. z o.o.	-	-
Petrogaz Lapy Sp. z o.o.	-	-
Petrotel Sp. z o.o.	-	-
Ship Service S.A.	-	-
ORLEN PetroTank Sp. z o.o.	-	-
h. accumulated amortisation at the end of period	**2 220**	**1 686**
ORLEN Petroprofit Sp. z o.o.	1 623	1 623
Petrogaz Lapy Sp. z o.o.	63	63
Petrotel Sp. z o.o.	90	-
Ship Service S.A.	444	-
ORLEN PetroTank Sp. z o.o.	-	-
i. net value at the end of period	**22 942**	**-**
ORLEN Petroprofit Sp. z o.o.	-	-
Petrogaz Lapy Sp. z o.o.	-	-
Petrotel Sp. z o.o.	403	-
Ship Service S.A.	8 416	-
ORLEN PetroTank Sp. z o.o.	14 123	-

Note 2C

CHANGE IN GOODWILL FROM CONSOLIDATION - JOINT VENTURES		
a. gross value at beginning of period	-	-
b. increases	-	-
c. decreases	-	-
d. gross value at the end of period	-	-
e. accumulated amortisation at the beginning of period	-	-
f. amortisation for the period	-	-
g. decrease in amortisation of goodwill	-	-
h. accumulated amortisation at the end of period	-	-
i. net value at the end of period	-	-

Note 2D

CHANGE IN GOODWILL FROM CONSOLIDATION - ASSOCIATED COMPANIES		
a. gross value at beginning of period	**8 326**	**1 782**
Naftoport Sp. z o.o.	8 326	1 782
b. increases	**-**	**6 544**
Naftoport Sp. z o.o.	-	6 544

c. decreases	-	-
d. gross value at the end of the period	**8 326**	**8 326**
Naftoport Sp. z o.o.	8 326	8 326
e. accumulated amortisation at the beginning of period	**4 236**	**1 782**
Naftoport Sp. z o.o.	4 236	1 782
f. amortisation for the period	**962**	**2 454**
Naftoport Sp. z o.o.	962	2 454
g. decrease in amortisation of goodwill	-	-
h. accumulated amortisation at the end of period	**5 198**	**4 236**
Naftoport Sp. z o.o.	5 198	4 236
i. net value at the end of period	**3 128**	**4 090**
Naftoport Sp. z o.o.	3 128	4 090

CALCULATION OF GOODWILL FROM CONSOLIDATION AT THE MOMENT OF ACQUISITION/INCREASE IN SHARES

Note 3A

TANGIBLE ASSETS

a) fixed assets, including:	7 958 892	7 760 851
- land (including perpetual leasehold)	154 467	132 396
- buildings and construction	4 795 526	4 415 712
- plant and equipment	2 765 970	2 993 482
- vehicles	174 384	146 372
- other fixed assets	68 545	72 889
b) construction in progress	469 393	843 428
c) payments on account of construction in progress	92 736	16 903
Total tangible assets	**8 521 021**	**8 621 182**
Value of tangible fixed assets being collateral for Group's liabilities:	**259 126**	**319 980**

Note 3B - Intangible fixed assets movement - page 34

Note 3C

FIXED ASSETS (BY CLASS OF OWNERSHIP)

a) own	7 927 720	7 730 389
b) used on the basis of lease, tenancy agreements or other agreement, including leasing	31 172	30 462
Total fixed assets	**7 958 892**	**7 760 851**

Note 3D

OFF-BALANCE SHEET FIXED ASSETS

used on the basis of lease, tenancy agreements or other agreement, including leasing, together with:	684 587	706 076
- the amount of the perpetual leashold (estimated on the basis of land valuation made by municipalities in order to determine fees for perpetual leasehold)	421 728	434 194
Total off-balance sheet fixed assets	**684 587**	**706 076**

Companies from the Capital Group do not recognize perpetual leasehold of land granted by an administrative decision in previous years due to the fact that historical cost can not be reliably determined.

Note 4A

LONG TERM RECEIVABLES

a) due from related companies, including:	586	-
- from subordinated companies	586	-
b) from other companies	14 287	14 057

Net long term receivables	**14 873**	**14 057**
c) Bad and doubtful debt provision (positive value)	35	2 894
Gross long term receivables	**14 908**	**16 951**

Note 4B

MOVEMENTS IN LONG TERM RECEIVABLES		
a) balance at beginning of period	16 951	22 887
b) increases	5 437	172
c) decreases	(7 480)	(6 108)
Long term receivables at end of the period	**14 908**	**16 951**

Note 4C

MOVEMENTS IN BAD AND DOUBTFUL DEBTS PROVISION FOR LONG TERM RECEIVABLES		
a) balance at beginning of period	2 894	1 564
b) increases of:	-	2 086
- initial receivable	-	162
- interest	-	1 579
- other	-	345
c) release of	-	(756)
- initial receivable	-	(756)
- interest	-	-
- other	-	-
d) utilization	(2 859)	-
- initial receivable	-	-
- interest	-	-
- other	(2 859)	-
Bad and doubtful debt provision for long term debtors at end of period	**35**	**2 894**

Note 4D

LONG TERM RECEIVABLES (CURRENCY TYPE)		
a) in Polish currency	14 908	16 951
b) in foreign currencies (by currency and recalculated to zlotys)	-	-
Total long term receivables	**14 908**	**16 951**

Note 5A

MOVEMENTS IN REAL ESTATE		
a) balance at beginning of period	-	-
b) increases	-	-
c) decreases	-	-
Total real estate at the end of period	-	-

Note 5B

MOVEMENTS IN INTANGIBLE ASSETS		
a) balance at beginning of period	-	-
b) increases	-	-
c) decreases	-	-
Total intangible fixed assets at the end of period	-	-

Note 5C

LONG TERM FINANCIAL ASSETS

- stakes and shares	34 300	23 276
b) in joint-ventures (not consolidated)	-	-
c) in associated companies (not consolidated)	85 097	85 981
- stakes and shares	85 097	85 981
d) in subordinated, joint-venture and associated companies valuated on the equity basis	70 018	70 644
- stakes and shares	70 018	70 644
e) in significant investor	-	-
f) in dominant company	-	-
g) in other companies	601 477	582 716
- stakes and shares	501 608	482 916
- securities	-	-
- other securities	-	-
- loans granted	99 869	99 800
- other long term financial assets	-	-
Total long term financial assets	**790 892**	**762 617**

Note 5D

LONG TERM FINANCIAL ASSETS		
I. Long term financial assets at the begining of the period	**762 617**	**851 119**
a) in subordinatede enities (not consolidated)	23 276	26 513
- stakes and shares	23 276	26 513
b) in associated companies (not consolidated)	85 981	52 265
- stakes and shares	85 981	52 265
c) in subordinated, joint-venture and associated companies accounted for under the equity method	70 644	346 657
- stakes and shares	70 644	346 657
d) in other companies	582 716	425 684
- stakes and shares	482 916	425 684
- loans granted	99 800	-
II. Increases in period	**150 392**	**320 601**
a) in subordinated enities (not consolidated)	18 435	17 770
- stakes and shares	18 435	17 770
b) in joint-ventures (not consolidated)	-	-
b) in associated companies (not consolidated)	17	34 227
- stakes and shares	17	34 227
c) in subordinated, joint-venture and associated companies accounted for under the equity method	11 756	29 611
- stakes and shares	11 756	29 611
d) in other companies	120 184	238 993
- stakes and shares	119 595	112 736
- securities	-	26 000
- other securities	-	-
- loans granted	589	100 257
- other long term financial assets	-	-
III. Decreases in period	**122 117**	**409 103**
a) in subordinated enities (not consolidated)	7 411	21 007
- stakes and shares	7 411	21 007
b) in joint-ventures (not consolidated)	-	-
b) in associated companies (not consolidated)	901	511
- stakes and shares	901	511
c) in subordinated, joint-venture and associated companies accounted for under the equity method	12 382	305 624
- stakes and shares	12 382	305 624

d) in other companies	101 423	81 961
- stakes and shares	100 903	55 504
- securities	-	26 000
- loans granted	520	457
IV. Long term financial assets at the end of the period	**790 892**	**762 617**
a) in subordinated enities (not consolidated)	34 300	23 276
- stakes and shares	34 300	23 276
b) in joint-ventures (not consolidated)	-	-
b) in associated companies (not consolidated)	85 097	85 981
- stakes and shares	85 097	85 981
c) in subordinated, joint-venture and associated companies accounted for under the equity method	70 018	70 644
- stakes and shares	70 018	70 644
d) in other companies	601 477	582 716
- stakes and shares	501 608	482 916
- other securities	-	-
- loans granted	99 869	99 800
- other long term financial assets	-	-
I. Long term financial assets at the begining of the period	**762 617**	**851 119**
II. Increases in period	**150 392**	**320 601**
III. Decreases in period	**122 117**	**409 103**
IV. Long term financial assets at the end of the period	**790 892**	**762 617**

Note 5E Stakes and shares in subordinated entities PAGE 38

Note 5E Stakes and shares in subordinated entities PAGE 39

Note 5E Stakes and shares in subordinated entities PAGE 40

Note 5E Stakes and shares in subordinated entities PAGE 41

Note 5E Stakes and shares in subordinated entities PAGE 42

Note 5F Stakes and shares in subordinated entities page 43

Note 5F Stakes and shares in subordinated entities page 44

Note 5F Stakes and shares in subordinated entities page 45

Note 5F Stakes and shares in subordinated entities page 46

Note 5F Stakes and shares in subordinated entities page 47

Note 5F Stakes and shares in subordinated entities page 48

Note 5G Stakes and shares in other entities page 49

Note 5H

LONG TERM SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (CURRENCY TYPE)		
a) in Polish currency	690 723	662 633
b) in foreign currencies (by currency and recalculated to	300	184

zloty)		
b1. unit/currency 1/USD	4	12
zlotys	17	47
b2. unit/currency 1/EUR	56	-
zlotys	223	-
b3. other currencies in zlotys	60	137
Total long term shares, securities and other property rights	**691 023**	**662 817**

Note 5I

LONG TERM SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (BY TRANSFERABILITY)		
A. With unlimited transferability, listed on stock exchange (balance sheet value)	**1 984**	**39 818**
a) shares (balance sheet value)	1 984	39 818
- adjustments (for the period)	74	(3 004)
- value at the beginning of the period	1 910	42 822
- value at purchase price	8 830	52 396
b) bonds (balance sheet value)	-	-
c) other (balance sheet value)	-	-
B. With unlimited transferability, quoted on OTC markets (balance sheet value)	**600**	**1 499**
a) shares (balance sheet value)	600	1 499
- adjustments (for the period)	(899)	-
- value at the beginning of the period	1 499	1 499
- value at purchase price	3 111	3 111
b) bonds (balance sheet value)	-	-
c) other (balance sheet value)	-	-
C. With unlimited transferability, not quoted on regulated market (balance sheet value)	**181**	**669**
a) shares (balance sheet value)	181	669
- adjustments (for the period)	-	-
- value at the beginning of the period	181	669
- value at purchase price	20	669
b) bonds (balance sheet value)	-	-
c) other (balance sheet value)	-	-
- adjustments (for the period)	-	-
- value at the beginning of the period	-	-
- value at purchase price	-	-
D. With limited transferability (balance sheet value)	**688 258**	**620 831**
a) shares (balance sheet value)	688 257	620 830
- adjustments (for the period)	(4 960)	(42 335)
- value at the beginning of the period	693 217	663 165
- value at purchase price	717 146	669 884
b) bonds (balance sheet value)	-	-
- adjustments (for the period)	(26 000)	(26 000)
- value at the beginning of the period	26 000	26 000
- value at purchase price	26 000	26 000
c) other (balance sheet value)	1	1
- adjustments (for the period)	-	-
- value at the beginning of the period	1	1
- value at purchase price	1	1
Total value at purchase price	**755 108**	**752 061**
Total value at the beginning of the period	**722 808**	**734 156**

Total adjustments for the period	**(31 785)**	**(71 339)**
Total balance sheet value	**691 023**	**662 817**

Note 5J

LONG TERM LOANS GRANTED (CURRENCY TYPE)		
a) in Polish currency	99 869	99 800
b) in foreign currencies (by currency and recalculated to zloty)	-	-
Total long term loans	**99 869**	**99 800**

Note 5K

OTHER LONG TERM INVESTMENTS (BY TYPE)		
Total other long term investments	-	-

Note 5L

MOVEMENTS IN OTHER LONG TERM INVESTMENTS		
a) balance at beginning of period	-	-
b) increases	-	-
c) decreases	-	-
d) balance at the end of period	-	-
Total other long term investments	-	-

Nota 5M

OTHER LONG TERM INVESTMENTS (CURRENCY TYPE)		
a) in Polish currency	-	-
b) in foreign currencies (by currency and recalculated to zloty)	-	-
Total other long term investments	-	-

Nota 6A

MOVEMENTS IN DEFERRED TAX ASSETS		
1.Balance at the beginning of the period	**20 756**	**24 222**
a) reflected in financial result	20 756	24 222
b) reflected in equity	-	-
c) reflected in goodwill or negative goodwill	-	-
2. Increases	**16 435**	**12 586**
a) reflected in financial result of the period due to negative temporary differences	15 228	8 731
b) reflected in financial result of the period due to tax loss	1 207	-
c) reflected in equity due to temporary negative diferences	-	-
d) reflected in equity due to tax loss	-	-
e) reflected in goodwill or badwill due to temporary negative differences	-	-
f) increase due to change in Capital Group	-	3 855
3. Decreases	**(12 621)**	**(16 052)**
a) reflected in financial result of the period due to negative temporary differences	(11 794)	(16 052)
b) reflected in financial result of the period due to tax loss	-	-
c) reflected in equity due to temporary negative diferences	(43)	-
d) reflected in equity due to tax loss	(784)	-
e) reflected in goodwill or badwill due to temporary negative differences	-	-
4. Balance at the end of the period	**24 570**	**20 756**
a) reflected in financial result	25 397	20 756

b) reflected in equity	(827)	-
c) reflected in goodwill or negative goodwill	-	-
Total deferred tax assets at the end of the period	**24 570**	**20 756**

Note 6B

PREPAYMENTS AND DEFERRED COSTS		
a) deferred costs, including:	153 282	198 223
- write down due to the catalisators' wearing off	51 228	70 987
- cost of acquisition patronage stations	75 501	87 419
- other	26 553	39 817
b) other, including:	2 560	-
Total prepayments and deferred costs	**155 842**	**198 223**

Note 7

INVENTORIES		
a) raw materials and other materials	1 342 581	904 284
b) work in progress	341 390	234 291
c) finished goods	1 078 967	958 380
d) goods for resale	85 210	81 342
e) prepaid inventory	3 077	7 036
Total inventories	**2 851 225**	**2 185 333**
Value of iventories being collateral for Group's liabilities	**12 664**	**25 944**

Note 8A

SHORT TERM RECEIVABLES		
a) from subordinated companies	18 281	117 336
- trade receivables due:	16 753	115 817
- within 12 months	16 489	115 817
- over 12 months	264	-
- resulting from sales of tangible assets	163	-
- dividends and other distributions receivable	-	-
- receivables taken to the court	1 365	-
- other	-	1 519
b) from other companies	1 592 265	1 432 075
- trade receivables due:	1 363 491	1 240 493
- within 12 months	1 362 741	1 237 869
- over 12 months	750	2 624
- resulting from sales of tangible assets	2 173	42
- budget receivables	166 292	119 178
- dividends and other distributions receivable	-	-
- receivables taken to the court	60 261	69 127
- other	48	3 235
Total net short term receivables	1 610 546	1 549 411
g) bad and doubtful receivables provision (positive value)	291 895	252 459
Total gross trade receivables	**1 902 441**	**1 801 870**
Value of receivables being collateral for Group's liabilities	**180 409**	**90 609**

Note 8B

SHORT TERM RECEIVABLES FROM SUBORDINATED COMPANIES		
a) trade receivables, from:	16 753	115 817
- subordinated companies	11 932	23 477
- associated companies	4 821	92 340
b) other, including:	1 528	1 519

- subordinated companies	1 528	1 519
c)receivables taken to court	-	-
Total net short term recivables from subordinated companies	18 281	117 336
d) bad and doubtful receivables provision (positive value)	6 069	-
Total gros short term recivables from subordinated companies	**24 350**	**117 336**

Note 8C

MOVEMENTS IN SHORT TERM BAD AND DOUBTFUL DEBT PROVISION		
a) balance at beginning of period	252 459	118 817
b) increases of:	167 267	203 905
- initial receivable	127 481	114 932
- interest	36 378	63 798
- other	3 408	25 175
c) release of	(93 079)	(60 011)
- initial receivable	(55 716)	(20 647)
- interest	(28 474)	(38 135)
- other	(8 889)	(1 229)
d) utilization	(34 752)	(10 252)
- initial receivable	(31 604)	(1 037)
- interest	(2 607)	-
- other	(541)	(9 215)
Bad and doubtful debt provision for short term debtors at end of period	**291 895**	**252 459**

Note 8D

SHORT TERM RECEIVABLES (CURRENCY TYPE)		
a) in Polish currency	1 831 414	1 727 478
b) in foreign currencies (by currency and recalculated to zlotys)	71 027	74 392
b1. unit/currency 1/USD	7 144	13 540
zlotys	26 925	53 914
b2. unit/currency 1/EUR	11 051	4 936
zlotys	43 595	17 373
b3. other currencies in zlotys	507	3 105
Total short term receivables	**1 902 441**	**1 801 870**

Note 8E

TRADE RECEIVABLES (GROSS) DUE:		
a) up to one month old	890 444	856 793
b) between one month to three months old	130 385	110 948
c) between three months to six months old	16 881	1 792
d) between six months and one year old	9 103	2 876
e) over one year old	2 608	2 624
f) overdue receivables	559 319	572 890
Total gros trade receivables	**1 608 740**	**1 547 923**
g) bad and doubtful trade receivables (negative value)	(228 496)	(191 613)
Total net trade receivables	**1 380 244**	**1 356 310**

The normal repayment period of receivables related to sales in the Dominant Company is 14 to 30 days.

Concentration of credit risk relating to trade receivables is limited due to the large number of Group's customers and their dispersion across many different industries principally in Poland.

Note 8F

TRADE DEBTORS (GROSS) - OVERDUE		
a) up to one month old	280 970	321 426
b) between one month to three months old	77 885	104 510
c) between three months to six months old	33 789	37 262
d) between six months and one year old	52 854	40 838
e) over one year old	113 821	68 854
Total overdue gross trade debtors	**559 319**	**572 890**
f) bad and doubtful trade debts provision for overdue debtors (negative value)	(175 580)	(98 185)
Total net overdue trade debtors	**383 739**	**474 705**

Note 9

RECEIVABLES (GROSS) - DISPUTABLE		
Disputable trade receivables	1 139	3 724
Disputable budget receivables	-	454
Other disputable receivables	48	236
Receivables taken to the court, including:	26 806	35 391
- trade receivables	23 219	30 373
- other	3 587	5 018
Total disputable receivables (gross)	**27 993**	**39 805**
Provisions set (negative value)	(27 945)	(36 570)
Total disputable receivables (net)	**48**	**3 235**
RECEIVABLES (GROSS) - OVERDUE		
Disputable trade receivables	559 319	572 890
Disputable budget receivables	-	-
Disputable dividends and other profit distribution receivables	-	-
Other disputable receivables	95	438
Receivables taken to the court	25 376	34 975
Total disputable receivables (gross)	**584 790**	**608 303**
Provisions set (negative value)	(198 950)	(148 063)
Total overdue receivables (net)	**385 840**	**460 240**

Note 10A

FINANCIAL SHORT TERM ASSETS		
a) in subordinated companies	-	-
b) in joint-ventures	-	-
c) in associated companies	-	-
d) in significant investor	-	-
e) in dominant company	-	-
f) in other companies	68 167	26 961
- stakes and shares	-	476
- securities	2 576	10 717
- other securities	39 610	252
- loans granted	2 228	53
- other financial fixed assets	23 753	15 463
g) cash and other cash assets	178 190	203 385
- cash on hand and in bank	143 567	171 597
- other cash	34 271	31 788
- other cash assets	352	-
Total financial short term assets	**246 357**	**230 346**
Value of cash and other cash assets being collateral for Group's liabilities	**6 568**	**1 472**

Note 10B

SHORT TERM INVESTMENTS IN SHARES, SECURITIES AND OTHER SHORT TERM FINANCIAL ASSETS (CURRENCY TYPE)		
a) in Polish currency	65 939	26 908
b) in foreign currencies (by currency and recalculated to zlotys)	-	-
Total short term investments in shares, securities and other property rights	**65 939**	**26 908**

Note 10C

SHORT TERM INVESTMENTS IN SHARES, SECURITIES AND OTHER SHORT TERM FINANCIAL ASSETS (BY TRANSFERABILITY)		
A. Of unlimited transferability, listed on stock exchange (balance sheet value)	**-**	**5**
a) shares (balance sheet value)	-	-
b) bonds (balance sheet value)	-	5
- fair value	-	5
- adjustments (closing balance)	-	5
- value at the purchase price	-	5
c) other (balance sheet value)	-	-
B. Of unlimited transferability, quoted on OTC markets (balance sheet value)	**-**	**1 074**
a) shares (balance sheet value)	-	-
b) bonds (balance sheet value)	-	-
- fair value	-	-
- adjustments (closing balance)	-	-
- value at the purchase price	-	-
c) other (balance sheet value)	-	1 074
- fair value	-	1 074
- adjustments (closing balance)	-	1 074
- value at the purchase price	-	819
C. Of unlimited transferability, not quoted on regulated market (balance sheet value)	**1 518**	**9 893**
a) shares (balance sheet value)	-	-
b) bonds (balance sheet value)	1 518	898
- fair value	1 518	898
- adjustments (closing balance)	1 518	898
- value at the purchase price	1 474	691
c) other (balance sheet value)	-	8 995
- fair value	-	8 995
- adjustments (closing balance)	-	8 995
- value at the purchase price	-	8 993
D. Of limited transferability (balance sheet value)	**64 421**	**15 936**
a) shares (balance sheet value)	-	476
- fair value	-	476
- adjustments (closing balance)	-	476
- value at the purchase price	-	476
b) bonds (balance sheet value)	1 058	-
- fair value	1 058	-
- adjustments (closing balance)	1 058	-
- value at the purchase price	956	-
c) other (balance sheet value)	63 363	15 460
- fair value	63 363	15 460
- adjustments (closing balance)	63 363	15 460

- value at the purchase price	63 349	15 460
Total value at purchase price	**65 779**	**26 444**
Total value at the beginning of the period	**26 908**	**22 156**
Total adjustments (for period)	**39 031**	**4 752**
Total balance sheet value	**65 939**	**26 908**

Note 10D

SHORT TERM LOANS GRANTED (CURRENCY TYPE)		
a) in Polish currency	2 228	53
b) in foreign currencies (by currency and recalculated to zlotys)	-	-
Total short term loans granted	**2 228**	**53**

Note 10E

CASH AND OTHER CASH EQUIVALENTS (CURRENCY TYPE)		
a) in Polish currency	166 983	186 333
b) in foreign currencies (by currency and recalculated to zlotys)	11 207	17 052
b1. unit/currency thousand/USD	2 072	2 822
thousand zlotys	7 933	11 222
b2. unit/currency thousand/EUR	815	1 638
thousand zlotys	3 263	5 767
b3. other currencies in thousand zlotys	11	63
Total cash and cash assets	**178 190**	**203 385**

Concentration of credit risk relating to cash and cash equivalents is limited as the Group places its cash with several well-established Polish and international banks.

Note 10F

OTHER SHORT TERM INVESTMENTS (BY TYPE)		
Other	502	-
Total other short term investments	**502**	**-**

Note 10G

OTHER SHORT TERM INVESTMENTS (CURRENCY TYPE)		
a) in Polish currency	502	-
b) in foreign currencies (by currency and recalculated to zlotys)	-	-
Total short term investments	**502**	**-**

Note 11

SHORT TERM PREPAYMENTS AND DEFERRED COSTS		
a) deferred costs, including:	444 842	427 491
- excise duty to settle up	383 306	343 851
- write down due to the catalisators' wearing off	29 790	36 717
- cost of acquisition of customer (patronage stations)	6 651	7 340
- insurance	21 076	8 643
- perpetual leasehold	10	-
- other	4 009	30 940
b) other	5 992	1 214
Total short term prepayments and deferred costs	**450 834**	**428 705**

Note 12

IMPAIRMENT CHARGES

Impairment charges made/reversed in the year 2002 concerning:

a) receivables - value of receivables impairment charges made or reversed is presented in Notes 4.C and 8.C. Impairment charges were made mainly due to the worse structure of ageing of receivebles and worse financial situation of debtors. Reversals of impairment charges of receivables were made mainly due to repayment of debt previously provided for;

b) fixed assets – impairment charges of fixed assets increased in the year 2002 by PLN 19,659 thousand, PLN 1,353 thousand of which were transferred to revaluation reserve. Reversed impairment of fixed assets (resulting from the change of estimations concerning economic value of fixed assets) in year 2002 did not amount to significant value. Decrease in provisions presented in Note 3B resulted mainly from sales of assets previously provided for;

c) intangible fixed assets - provision for intangible fixed assets increased in 2002 by PLN 66 thousand.

Note 13 Share capital (structure) page 56

Note 14 A OWN SHARES

The Dominant Company did not possess own shares in the year 2002.

Note 14 B EMITENT'S SHARES OWNED BY SUBORDINATES

In the year 2002 subordinates did not possess shares of the Dominant Company.

Note 15

CAPITAL RESERVE		
a) share premium	873 541	873 541
b) capital provided for by the articles	175 074	175 074
c) capital provided for by the deed, over the minimum provided for by the articles	4 594 340	4 344 945
d) capital from additional shareholders' payments	-	-
e) other	114 723	108 018
Total capital reserve	**5 757 678**	**5 501 578**

Note 16

REVALUATION RESERVE		
a) from revaluation of fixed assets	721 545	731 463
b) from gains/losses on financial instruments valuation, including:	-	-
- valuation of hedging instruments	-	-
c) from deffered tax	1 200	733
d) other	-	-
Total revaluation reserve	**722 745**	**732 196**

Note 17

OTHER CAPITAL RESERVES		
Other	53 476	53 542
Total other capital reserves	**53 476**	**53 542**

Note 18

WRITE-OFFS FROM NET PROFIT WITHIN THE YEAR (BY TYPE)		
Total write-offs from net profit within the year	-	-

Note 19

MOVEMENTS IN MINORITY INTEREST		
a) balance at the beginning of period	396 853	168 719

b) increases (decreases) resulting from changes in composition of the group, consolidation of new companies	13 691	213 465
c) increases	27 618	17 124
- share in profit	27 618	16 673
- other	-	451
d) decreases	(27 272)	(2 455)
- share in loss	(56)	(1 983)
- other	(27 216)	(472)
e) balance at the end of the period	410 890	396 853
Total minority interest at the end of period	**410 890**	**396 853**

Note 20A

NEGATIVE GOODWILL OF SUBORDINATED COMPANIES		
a) negative goodwill - subsidiaries	259 002	291 475
b) negative goodwill - joint-ventures companies	-	-
c) negative goodwill - associated companies	-	-
Total negative goodwill of subordinated companies	**259 002**	**291 475**

Note 20B

MOVEMENTS IN NEGATIVE GOODWILL - SUBSIDIARIES		
a. gross value at the beginning of the period	**503 678**	**68 331**
Anwil S.A.	434 517	-
Rafineria Trzebinia S.A.	4 859	4 859
Inowroclawskie Kopalnie Soli S.A.	17 620	17 620
Rafineria Nafty Jedlicze S.A.	44 629	44 629
ORLEN GAZ Sp. z o.o.	9	9
ORLEN Petrotransport Sp. z o.o.	23	23
Petrotel Sp. z o.o.	377	377
Entities consolidated by Rafineria Trzebinia S.A.	1 644	814
b. increases (including):	**9 678**	**435 347**
Anwil S.A. (including reclassification from associated entity to subsidiary)	8 211	434 517
ORLEN Transport Lublin Sp. z o.o.	32	-
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	8	-
Entities consolidated by Rafineria Trzebinia S.A.	1 427	830
c. decreases	-	-
d. gross value at the end of the period	**513 356**	**503 678**
Anwil S.A.	442 728	434 517
Rafineria Trzebinia S.A.	4 859	4 859
Inowroc³awskie Kopalnie Soli S.A.	17 620	17 620
Rafineria Nafty Jedlicze S.A.	44 629	44 629
ORLEN GAZ Sp. z o.o.	9	9
ORLEN Petrotransport Sp. z o.o.	23	23
Petrotel Sp. z o.o.	377	377
ORLEN Transport Lublin Sp. z o.o.	32	-
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	8	-
Entities consolidated by Rafineria Trzebinia S.A.	3 071	1 644
e.write-off of negative goodwill at the beginning of the period	**212 203**	**35 998**
Anwil S.A.	163 131	-
Rafineria Trzebinia S.A.	4 823	4 771
Inowroc³awskie Kopalnie Soli S.A.	16 434	13 135

Rafineria Nafty Jedlicze S.A.	26 778	17 852
ORLEN GAZ Sp. z o.o.	9	5
ORLEN Petrotransport Sp. z o.o.	17	6
Petrotel Sp. z o.o.	377	189
Entities consolidated by Rafineria Trzebinia S.A.	634	40
f. write-off of negative goodwill for the period	**42 151**	**176 205**
reclassification of Rafineria Trzebinia S.A. subsidiaries	-	325
reclassification of Anwil S.A. from associated entity to subsidiary	-	111 593
reclassification of Petroprofit Sp. z o.o. subsdiaries	8	-
write-off of negative goodwill charged to income statement	**42 143**	**64 287**
Anwil S.A.	31 585	51 538
Rafineria Trzebinia S.A.	36	52
Inowroc³awskie Kopalnie Soli S.A.	1 186	3 299
Rafineria Nafty Jedlicze S.A.	8 924	8 926
ORLEN GAZ Sp. z o.o.	-	4
ORLEN Petrotransport Sp. z o.o.	6	11
Petrotel Sp. z o.o.	-	188
Entities consolidated by Rafineria Trzebinia S.A.	406	269
g. decrease in write-off of negative goodwill	-	-
h. write-off of negative goodwill at the end of the period (including):	**254 354**	**212 203**
Anwil S.A.	194 716	163 131
Rafineria Trzebinia S.A.	4 859	4 823
Inowroc³awskie Kopalnie Soli S.A.	17 620	16 434
Rafineria Nafty Jedlicze S.A.	35 702	26 778
ORLEN GAZ Sp. z o.o.	9	9
ORLEN Petrotransport Sp. z o.o.	23	17
Petrotel Sp. z o.o.	377	377
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	8	-
Entities consolidated by Rafineria Trzebinia S.A.	1 040	634
i. net value at the end of the period	**259 002**	**291 475**
Anwil S.A.	248 012	271 386
Rafineria Trzebinia S.A.	-	36
Inowroc³awskie Kopalnie Soli S.A.	-	1 186
Rafineria Nafty Jedlicze S.A.	8 927	17 851
ORLEN Petrotransport Sp. z o.o.	-	6
ORLEN Transport Lublin Sp. z o.o.	32	-
Entities consolidated by Rafineria Trzebinia S.A.	2 031	1 010

Note 20C

MOVEMENTS IN NEGATIVE GOODWILL - JOINT VENTURES		
a. gross value at the beginning of period	-	-
b. increases	-	-
c. decreases	-	-
d. gross value at the end of period	-	-
e. writ-off of negative goodwill at the beginning of the period	-	-
f. write-off of negative goodwill for the period	-	-
g. decrease in write-off of negative goodwill	-	-
h. write-off of negative goodwill at the end of the period	-	-
i. net value at the end of the period	-	-

Note 20D

MOVEMENTS IN NEGATIVE GOODWILL - ASSOCIATED COMPANIES		
a. gross value at the beginning of period	**10 345**	**138 591**
Anwil S.A.	-	128 246
Naftoport Sp. z o.o.	10 259	10 259
Chemiepetrol GmbH	86	86
b. increases	**-**	**-**
c. decreases	**-**	**128 246**
reclassification of Anwil S.A. from associated entity to subsidiary	-	128 246
d. gross value at the end of period	**10 345**	**10 345**
Anwil S.A.	-	-
Naftoport Sp. z o.o.	10 259	10 259
Chemiepetrol GmbH	86	86
e. write-off of negative goodwill at the beginning of the period	**10 345**	**121 938**
Anwil S.A.	-	111 593
Naftoport Sp. z o.o.	10 259	10 259
Chemiepetrol GmbH	86	86
f. write-off of negative goodwill for the period	**-**	**-**
g. decrease in write-off of negative goodwill	**-**	**111 593**
reclassification of Anwil S.A. from associated entity to subsidiary	-	111 593
h. write-off of negative goodwill at the end of the period	**10 345**	**10 345**
Anwil S.A.	-	-
Naftoport Sp. z o.o.	10 259	10 259
Chemiepetrol GmbH	86	86
i. net value at the end of the period	-	-
Anwil S.A.	-	-
Naftoport Sp. z o.o.	-	-
Chemiepetrol GmbH	-	-

CALCULATION OF NEGATIVE GOODWILL FROM CONSOLIDATION AT THE MOMENT OF ACQUISITION/INCREASE IN SHARES

Nota 21A

MOVEMENTS IN PROVISION FOR DEFERRED TAX		
1. Provision for deffered tax at the beginning of period	**238 133**	**172 261**
a) reflected in financial result	199 993	171 144
b) reflected in equity	38 140	1 117
c) reflected in goodwill or negative goodwill	-	-
2. Increases	**104 640**	**215 283**
a) reflected in financial result of the period due to positive temporary differences	104 640	166 753
b) reflected in equity due to temporary positive diferences	-	37 023
c) reflected in goodwill or badwill due to temporary positive differences	-	-
d) change in Capital Group	-	11 507
3. Decreases	**(52 310)**	**(149 411)**
a) reflected in financial result of the period due to positive temporary differences	(51 838)	(149 411)
b) reflected in equity due to temporary positive diferences	(472)	-
c) reflected in goodwill or badwill due to temporary positive differences	-	-

4. Balance at the end of period	**290 463**	**238 133**
a) reflected in financial result	252 795	199 993
b) reflected in equity	37 668	38 140
c) reflected in goodwill or negative goodwill	-	-

Total influence of change of CIT rates on change in deferred tax is presented in Note 37B.

Nota 21B

MOVEMENTS IN LONG TERM RETIREMENT BENEFITS AND SIMILAR PROVISIONS

a) balance at the beginning of period	108 589	90 221
b) increases	25 547	18 368
c) utilization	(1 175)	-
d) release	(4 838)	-
Balance at the end of period	**128 123**	**108 589**

Nota 21C

MOVEMENTS IN SHORT TERM RETIREMENT BENEFITS AND SIMILAR PROVISIONS

a) balance at the beginning of period	29 374	20 054
b) increases	15 030	31 635
c) utilization	(20 230)	(22 315)
d) release	(1 901)	-
Balance at the end of period	**22 273**	**29 374**

Nota 21D

MOVEMENTS IN OTHER LONG TERM PROVISIONS

a.) balance at the beginning of period	**362 145**	**527 807**
- environmental provision	352 162	516 114
- provision for business risk	4 700	4 700
- other	5 283	6 993
b) increases of:	**4 905**	**7 811**
- environmental provision	919	-
- provision for business risk	-	-
- other	3 986	7 811
c) utilization of:	**(2 369)**	**(11 414)**
- environmental provision	(538)	(11 414)
- provision for business risk	-	-
- other	(1 831)	-
d) release of:	**(36 489)**	**(162 059)**
- environmental provision**	(32 487)	(152 538)
- provision for business risk	(1 700)	-
- other	(2 302)	(9 521)
Total other long term provisions at the end of period	**328 192**	**362 145**
- environmental provision*	320 056	352 162
- provision for business risk	3 000	4 700
- other	5 136	5 283
Total other long term provisions at the end of period	**328 192**	**362 145**

* the amount of provison is calculated based on an estimate made by an independent expert in years 2000 - 2002. The Management Board of the Company determined the amount of environmental provision on the basis of the reports prepared by independent experts. Amount of the provision reflects the best estimate of the Management Board regarding future expenses based on the average level of the parameters determining estimated costs.

** including:

- in the year 2002 the amount of PLN 20,497 thousand concerns reclassification of part of the environmental provision from long term to short term, the other part concerns sold sites together with cession on the purchaser of all future, potential liabilities.

- in the year 2001 the amount of PLN 50,000 thousand concerns reclassification of part of the environmental provision from long term to short term, PLN 57,039 thousand concerns changes in Management Board's estimates relating to future environmental costs, the other part concerns sold in 2001 sites together with ce

Nota 21E

MOVEMENTS IN OTHER SHORT TERM PROVISIONS		
a.) balance at the beginning of period	**78 200**	**74 581**
- environmental provision	59 961	26 706
- provision for potential losses due to OPCC decision	-	40 000
- provision for business risk	14 965	-
- other	3 274	7 875
b) increases of:	**56 783**	**74 395**
- environmental provision**	25 772	59 430
- provision for business risk	16 193	14 965
- other	14 818	-
c) utilization of:	**(19 350)**	**(22 137)**
- environmental provision	(9 816)	(21 399)
- provision for business risk	(5 049)	-
- other	(4 485)	(738)
d) release of:	**(18 118)**	**(48 639)**
- environmental provision	(16 090)	(4 776)
- provision for potential losses due to OPCC decision	-	(40 000)
- provision for business risk	(6)	-
- other	(2 022)	(3 863)
Total other short term provisions at the end of period	**97 515**	**78 200**
-environmental provision*	59 827	59 961
- provision for business risk	26 103	14 965
- other	11 585	3 274
Total other short term provisions at the end of period	**97 515**	**78 200**

* the amount of provison is calculated based on an estimate made by an independent expert in years 2000 - 2002. The Management Board of the Company determined the amount of environmental provision on the basis of the reports prepared by independent experts. Amount of the provision reflects the best estimate of the Management Board regarding future expenses based on the average level of the parameters determining estimated costs.

** including: in the year 2002 the amount of PLN 20,497 and in 2001 PLN 50,000 thousand concerns reclassification of part of the environmental provision from long term to short term.

Note 22A

LONG TERM LIABILITIES		
a) to subordinated companies	-	-
b) to joint-venture companies	-	-
c) to associated companies	-	-
d) to significant investor	-	-
e) to dominant company	-	-
f) to other companies	424 009	1 305 952
- loans	402 419	1 276 166
- finance lease liabilities	17 667	23 069
- other	3 923	6 717

Total long term liabilities	**424 009**	**1 305 952**

Note 22B

LONG TERM LIABILITIES (AGEING)

a) between 1 and 3 years old	254 008	1 111 637
b) between 3 and 5 years old	94 425	126 167
c) over 5 years old	75 576	68 148
Total long term liabilities	**424 009**	**1 305 952**

Note 22C

LONG TERM LIABILITIES (CURRENCY TYPE)

a) in Polish currency	380 416	403 123
b) in foreign currencies (by currency and recalculated to zlotys)	43 593	902 829
b1. unit/currency thousand/USD	97	200 000
thousand zlotys	364	812 360
b2. unit/currency thousand/EUR	5 622	19 372
thousand zlotys	22 985	68 226
b3. other currencies in thousand zlotys	20 244	22 243
Total long term liabilities	**424 009**	**1 305 952**

Note 22D page 62

Note 22 E page 63

Note 23A

SHORT TERM LIABILITIES

a) to subordinated companies	50 209	34 901
- resulting from issuance of commercial papers	900	-
- other securities	-	-
- other financial liabilities:	-	-
- trade liabilities, falling due:	49 309	33 382
- within 12 months	49 292	33 382
- over 12 months	17	-
- other	-	1 519
b) to joint-venture companies	-	-
- trade liabilities, falling due:	-	-
- within 12 months	-	-
c) to associated companies	31 453	15 567
- resulting from issuance of commercial papers	8 670	-
- trade liabilities, falling due:	21 697	15 567
- within 12 months	21 697	15 567
- resulting from purchases of tangible assets	1 086	-
d) to significant investor	-	-
e) to dominant company	-	-
f) to other companies	4 679 509	3 632 895
- loans, including:	1 820 491	1 146 805
- long term loans falling due within 1 year	949 489	280 018
- resulting from issuance of commercial papers	330 140	354 750
- other financial liabilities	5 632	-
- trade liabilities, falling due:	1 419 332	1 043 438
- within 12 months	1 414 413	1 043 438
- over 12 months	4 919	-
- payments on account	2 644	1 151
- resulting from purchases of tangible fixed assets	144 649	161 463

- dividends	-	-
- wages and salaries	34 192	34 925
- other	922 429	890 363
g) Special Funds:	45 928	51 412
- Company's social fund	37 608	39 873
- Premium Fund	447	395
- other	7 873	11 144
Total short term liabilities	**4 807 099**	**3 734 775**

Note 23B

SHORT TERM LIABILITIES (CURRENCY TYPE)		
a) in Polish currency	2 980 924	3 028 529
b) in foreign currencies (by currency and recalculated to zlotys)	1 826 175	706 246
b1. unit/currency thousand/USD	443 904	157 017
thousand zlotys	1 735 548	625 916
b2. unit/currency thousand/EUR	18 776	17 514
thousand zlotys	76 848	61 678
b3. other currencies in thousand zlotys	13 779	18 652
Total short term liabilities	**4 807 099**	**3 734 775**

Note 23C page 65

Note 23C page 66

Note 23C page 67

Note 23D page 68

Note 24A

MOVEMENTS IN NEGATIVE GOODWILL		
a) balance at the beginning of period	843	-
b) increases	-	843
c) decreases	(309)	-
Negative goodwill at the end of period	**534**	**843**

Note 24B

OTHER ACCRUALS AND DEFERRED INCOME		
a) accruals, including:	**72 408**	**52 340**
- long term (including)	1 540	-
- holiday pay accrual	-	-
- cost of awards in VITAY program	-	-
- other	1 540	-
- short term (including)	70 868	52 340
- holiday pay accrual	16 767	19 284
- cost of awards in VITAY program	44 421	17 489
- costs of not invoiced services	413	-
- environmental pollution	4 241	5 385
- other	5 026	10 182
b) deferred income	16 004	9 223
- long term	9 407	3 513
- subventions received	543	3 513
- other	8 864	-
- short term	6 597	5 710
- subventions received	1 535	5 433
- other	5 062	277
Total other accruals and deferred income at the end of period	**88 412**	**61 563**

MOVEMENTS IN OTHER ACCRUALS AND DEFERRED INCOME		
a) accruals at the beginning of period	**52 340**	**48 543**
b) increases	44 331	5 990
c) decreases	(24 263)	(2 193)
d) accruals at the end of period	**72 408**	**52 340**
e) deferred income at the beginning of period	**9 223**	**4 435**
f) increases	18 564	14 823
g) decreases	(11 783)	(10 035)
h) deferred income at the end of period	**16 004**	**9 223**
Total other accruals and deferred income at the end of period	**88 412**	**61 563**

Note 25

Net book value (A)	**7 927 014**	**7 501 139**
Number of shares (B)	**420 177 137**	**420 177 137**
Net book value per share (in zloty) (A/B)	**18,87**	**17,85**
Expected number of shares (C)	-	-
Diluted net book value per share (in zloty) (A/C)	-	-

*Method of calculation of net book value and diluted net book value is presented in Note 43 in the description notes.

EXPLANATORY NOTES TO THE OFF-BALANCE SHEET ITEMS

Note 26A

Off-balance sheet receivables from subordinated companies		
a) guaranties an sureties received, including:	-	-
b) other	-	-
Total off-balance sheet receivables from subordinated companies	**-**	**-**

Note 26B

Off-balance sheet liabilities to subordinated companies		
a) guaranties an sureties granted, including:	681	1 430
- to subordinated companies	681	1 430
b) other, including:	-	-
- to subordinated companies	-	-
Total off-balance sheet liabilities to subordinated companies	**681**	**1 430**

CONSOLIDATED FINANCIAL STATEMENTS AND COMPARATIVE CONSOLIDATED FINANCIAL DATA

		2002	2001
CONSOLIDATED INCOME STATEMENT			
I. Net sales including:		**26 328 379**	**25 872 333**
- to subordinated entities		591 989	242 174
1. Net sales of finished products	**27**	24 178 485	23 841 792
2. Net sales of goods for resale and materials	**28**	2 149 894	2 030 541
II. Cost of goods sold, including:		**(13 401 962)**	**(14 112 617)**
- to subordinated entities		(530 047)	(190 067)
1. Cost of sales of finished products	**29**	(11 565 893)	(12 358 556)

2. Cost of goods for resale and materials sold		(1 836 069)	(1 754 061)
III. Gross profit on sales (I-II)		**12 926 417**	**11 759 716**
IV. Selling and distribution costs	**29**	(11 213 482)	(10 343 636)
V. General and administration expenses	**29**	(891 543)	(805 902)
VI. Profit on sales (III-IV-V)		**821 392**	**610 178**
VII. Other operating income	**30**	208 539	316 911
1. Profit on disposal of non-financial fixed assets		31 148	14 284
2. Grants		21	5 532
3. Other		177 370	297 095
VIII. Other operating expenses	**31**	(271 318)	(268 514)
1. Loss from disposal of non-financial fixed assets		(14 769)	(1 954)
2. Impairment of non-financial assets		(8 974)	(22 369)
3. Other		(247 575)	(244 191)
IX. Operating profit (VI+VII-VIII)		**758 613**	**658 575**
X. Financial income	**32**	235 879	281 430
1. Dividends and shares in profits, including:		116	1 326
- from subordinated entities		113	-
2. Interest, including:		70 997	95 274
- from subordinated entities		976	502
3. Profit from sale of investments		62 852	50 556
4. Revaluation of investments		804	235
5. Other		101 110	134 039
XI. Financial expenses	**33**	(260 687)	(503 132)
1. Interest, including:		(193 529)	(361 120)
- to subordinated entities		(1 195)	(465)
2. Loss from sale of investments		-	-
3. Revaluation of investments		(2 152)	(66 978)
4. Other		(65 006)	(75 034)
XII. Profit (loss) on sale of shares in subordinated entities	**34**	(1 455)	-
XIII. Gross profit (IX+X-XI+/-XII)		**732 350**	**436 873**
XIV. Extraordinary items (XIV.1. - XIV.2.)		(565)	(1 734)
1. Extraordinary gains	**35**	6 247	1 307
2. Extraordinary losses	**36**	(6 812)	(3 041)
XV. Amortisation of goodwill from subordinated entities		(1 496)	(3 221)
XVI. Write-off of negative goodwill from subordinated entities		42 143	64 287
XVII. Profit before taxation (XIII+/-XIV-XV+XVI)		**772 432**	**496 205**
XVIII. Income tax	**37**	(275 978)	(137 761)
a) current part		(226 610)	(113 098)
b) deferred part		(49 368)	(24 663)
XIX. Other obligatory charges on profit		-	-
XX. Income from associated companies accounted for under the equity method		10 499	24 096
XXI. Minority interests		(27 618)	(16 674)
XXII. Net profit (XVII-XVIII-XIX+/-XX+/-XXI)	**39**	**479 335**	**365 866**

Net profit for 12 months (annualised)		**479 335**	**365 866**
Weighted average number of ordinary shares		**420 177 137**	**420 177 137**
Earnings per ordinary share (in PLN)	**40**	**1,14**	**0,87**
Diluted weighted average number of ordinary shares		-	-
Diluted earnings per share (in PLN)	**40**	-	-

statement of changes in consolidated equity

statement of changes in consolidated equity

CONSOLIDATED CASH FLOW STATEMENT

A. Cash flow from operating activities		
I. Net profit for the year	**479 335**	**365 866**
II. Total adjustments	**880 179**	**1 661 226**
1. Profit from minority interests	27 618	16 674
2. Net (profit) from subordinated entities accounted for an equity method	(10 499)	(24 096)
3. Depreciation	1 022 521	888 814
- including amortisation of goodwill of subordinated entities or negative goodwill write-offs of subordinated entities	(40 647)	(61 066)
4. Foreign exchange (gains)/losses	(17 650)	(21 805)
5. Interest and dividends	168 961	336 609
6. (Profit) loss from investing activities	(80 429)	(29 386)
7. Movements in provisions	54 133	(115 089)
8. Movements in stock	(662 683)	644 120
9. Movements in receivables	(43 373)	244 230
10. Movements in creditors falling due within one year (with the exception of loans)	365 076	(383 235)
11. Movements in prepayments and accruals	45 959	6 226
12. Other adjustments	10 545	98 164
III. Cash flow from operating activities (I+/-II)	**1 359 514**	**2 027 092**
B. Cash flow from investing activities		
I. Cash inflows from investing activities	**425 559**	**414 924**
1. Disposal of intangible fixed assets and tangible fixed assets	37 805	34 016
2. Disposal of real estate investments and intangible fixed assets investments	-	-
3. From financial assets, including:	375 620	303 023
a) in subordinated entities	12 840	12 426
- sales of financial assets (except from short term securities)	120	2 334
- dividends and profits	12 277	10 092
- interest received	443	-
b) in other entities	362 780	290 597
- sales of financial assets (except from short term securities)	105 766	66 626
- sales of short term securities	235 483	216 094
- dividends and profits	2	1 392
- long-term loans repaid	-	500
- interest received	21 529	5 985
- other inflows from financial assets	-	-
4. Other inflows from investing activities	12 134	77 885
II. Cash outflows from investing activities	**(1 361 266)**	**(1 952 219)**
1. Purchases of intangible and tangible assets	(918 564)	(1 342 821)
2. Investments in real estate and intangible assets	-	-
3. For financial assets, including:	(353 072)	(564 833)
a) in subordinated entities	(24 887)	(131 182)
- purchases of financial assets (except short term securities)	(24 887)	(131 182)
b) in other entities	(328 185)	(433 651)
- purchases of financial assets (except short term securities)	(61 400)	(134 910)
- purchases of short term securities	(266 785)	(201 001)
- loans granted	-	(97 740)
4. Dividend paid to minority shareholders	(1 204)	(1 218)

III. Net cash flow used in investing activities	**(935 707)**	**(1 537 295)**
C. Cash flow from financing activities		
I. Inflows	**1 688 261**	**2 310 509**
1. Issuance of shares and other capital instruments, additional payments to capital	-	-
2. Loans	499 082	1 300 227
3. Issuance of short term securities	1 186 558	1 006 075
4. Other inflows	2 621	4 207
II. Outflows	**(2 137 263)**	**(2 773 287)**
1. Redemption of shares	-	-
2. Dividends and other distributions to shareholders	(50 421)	(21 009)
3. Other than distribution of profit to shareholders payments from profit	-	-
4. Repayment of loans	(682 793)	(1 568 842)
5. Repurchase of short term securities	(1 196 357)	(834 603)
6. Other financial liabilities	-	-
7. Finance lease payments	(7 112)	(2 732)
8. Interest paid	(195 880)	(344 925)
9. Other payments	(4 700)	(1 176)
III. Net cash flows used in financing activities (I-II)	**(449 002)**	**(462 778)**
D. Net cash flow (A.III+/-B.III+/-C.III)	**(25 195)**	**27 019**
E. Balance sheet change in cash and cash equivalents	**(25 195)**	**27 019**
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	(2 614)	1 631
F. Total cash and cash equivalents at the beginning of the period	**203 385**	**176 366**
G. Total cash and cash equivalents at the end of the period (F+/- D)	**178 190**	**203 385**
- including those of limited availability	6 266	9 639

NOTES TO THE CONSOLIDATED INCOME STATEMENT

Note 27A

NET SALES OF OWN PRODUCTS (TYPE OF SALES)		
- to subordinated companies	543 649	239 339
a. sales of products	23 755 379	23 558 042
b. sales of services	272 250	283 750
c. sales of products - other	150 856	-
Total net sales of products	**24 178 485**	**23 841 792**

Note 27B

NET SALES OF OWN PRODUCTS (BY TERRITORY)		
a) domestic sales, including:	22 820 548	23 033 052
- to subordinated companies	540 825	239 339
b) export sales, including:	1 357 937	808 740
- to subordinated companies	2 824	-
Total net sales of products	**24 178 485**	**23 841 792**

Note 28A

NET SALES OF GOODS FOR RESALE AND MATERIALS (TYPE OF SALES)		
- to subordinated companies	48 340	2 835
a. sales of goods	1 355 740	1 304 376

b. sales of materials	707 097	720 990
c. other sales	87 057	5 175
Total net sales of goods for resale and materials	**2 149 894**	**2 030 541**

Note 28B

NET SALES OF GOODS FOR RESALE AND MATERIALS (BY TERRITORY)

a) domestic sales, including:	1 745 019	1 666 766
- to subordinated companies	43 202	2 835
b) export sales, including:	404 875	363 775
- to subordinated companies	5 138	-
Total net sales of goods forresale and materials	**2 149 894**	**2 030 541**

Note 29

COSTS (BY COSTS TYPE)

a) depreciation	1 063 168	949 880
b) usage of materials and energy	10 331 597	10 591 361
c) external services	1 540 189	1 399 428
d) taxes	9 695 554	9 093 982
e) wages and salaries	821 118	806 880
f) social insurance and other charges	194 739	189 026
g) other costs	262 599	209 094
Total costs	**23 908 964**	**23 239 651**
Changes in the position of stocks and accruals	(173 601)	333 535
Cost of products and services for own use (negative value)	(64 445)	(65 092)
Sales and distribution costs (negative value)	(11 213 482)	(10 343 636)
General and administration expenses (negative value)	(891 543)	(805 902)
Cost of sales	**11 565 893**	**12 358 556**

Note 30

OTHER OPERATING INCOME

a) releases of provisions	34 110	160 698
- environmental provision	28 080	107 314
- provision for potential losses due to OPCC decision	-	40 000
- provision for business risk	1 706	-
- other	4 324	13 384
b) reversal of impairment write-offs of assets	65 323	21 403
- impairment of receivables	55 716	21 403
- impairment of tangible assets	6 311	-
- other	3 296	-
c) other, including:	77 937	114 994
- income from recovery of current assets	5 481	15 046
- valuation of finished goods	3 632	-
- income from perpetual leasehold	4 429	-
- fines received	23 799	38 928
- stocktaking discrepancies	2 966	1 424
- income on court costs recovered	5 023	-
- premium on turnover	8 453	-
- other	24 154	59 596
Total other operating income	**177 370**	**297 095**

Note 31

OTHER OPERATING COSTS

a) setting-up provisions for:	41 191	32 206
- environmental provision	6 194	9 430
- provision for business risk	16 193	14 965
- other	18 804	7 811
b) impairment charges of assets, including:	132 475	115 094
- impairment of receivables	127 481	115 094
- impairment of tangible assets	393	-
- other	4 601	-
c) other, including:	73 909	96 891
- surplus of net value of net assets contributed over the value of shares received	13 037	-
- value of investments donated	-	1 244
- write down of investments of no economic value	-	27 252
- extraordinary loses	-	10 127
- write down of overdue accounts receivable	8 410	4 240
- donations	4 817	10 270
- stockcount differences	3 049	4 032
- fines paid	2 678	-
- court costs	3 142	-
- costs and loses due to administration of goods for resale and materials	6 980	-
- utilization of production waste	12 496	-
- other	19 300	39 726
Total other operating costs	**247 575**	**244 191**

Note 32A

DIVIDENDS RECEIVED AND SHARES IN PROFITS		
a) from related entities, including:	113	-
- from subsidiary companies	47	-
- from associated companies	66	-
b) from other entities	3	1 326
Total dividends received and share in profits	**116**	**1 326**

Nota 32B

INTEREST INCOME		
a) from loans granted	16 641	5 684
- from related entities	230	-
- from subsidiary companies	230	-
from other entities	16 411	5 684
b) other interest income	54 356	89 590
from related entities	746	502
- from subsidiary companies	660	502
- from associated companies	86	-
from other entities	53 610	89 088
Total interest income	**70 997**	**95 274**

INTEREST INCOME		
a) from loans granted and debt securities purchased	18 965	10 701
- received	15 039	5 580
- not received	3 926	5 121
b) other interest	52 032	84 573
- received	12 458	19 487
- not received	39 574	65 086
Total interest income	**70 997**	**95 274**

Nota 32C

OTHER FINANCIAL INCOME		
a) foreign exchange gains	41 012	63 197
- realized	12 041	42 144
- unrealized	28 971	21 053
b) release of provisions (by categories)	28 578	38 135
- for interest on receivables	28 474	38 135
- other	104	-
c) other	31 520	32 707
Total other financial income	**101 110**	**134 039**

Note 33A

INTEREST EXPENSES		
a) from credits, loans and securities issued	186 654	348 550
- to related entities	1 195	-
- to subsidiary companies	482	-
- to associated companies	713	-
- to other entities	185 459	348 550
b) other interest	6 875	12 570
- to related entities	-	465
- to subsidiary companies	-	465
- to other entities	6 875	12 105
Total interest expenses	**193 529**	**361 120**
INTEREST EXPENSES		
a) from credits, loans and securities issued	186 654	348 550
- paid	179 932	333 886
- not paid	6 722	14 664
b) other interest	6 875	12 570
- paid	3 974	4 666
- not paid	2 901	7 904
Total interest expense	**193 529**	**361 120**

Note 33B

OTHER FINANCIAL EXPENSES		
a) foreign exchange loses	21 786	4 696
- realized	17 735	4 589
- unrealized	4 051	107
b) release of provisions (by categories)	37 307	65 793
- interest from receivables	36 378	65 377
- other	929	416
c) other financial expenses, including:	5 913	4 545
Total other financial expenses	**65 006**	**75 034**

Note 34

PROFIT (LOSS) FROM SALE OF SHARES IN SUBORDINATED ENTITIES		
a) profit from sale of shares	-	-
b) loss from sale of shares	(1 455)	-
- in subsidiary entities	(1 455)	-
Total profit (loss) from sale of shares in subordinated entities	**(1 455)**	-

Note 35

EXTRAORDINARY GAINS		
a) accidental	6 236	809
b) other	11	498
Total extraordinary gains	**6 247**	**1 307**

Note 36

EXTRAORDINARY LOSSES		
a) accidental	6 812	628
b) other	-	2 413
Total extraordinary losses	**6 812**	**3 041**

Note 37A

CORPORATE INCOME TAX - CURRENT		
1. Gross profit	772 432	496 205
2. Consolidation adjustments	(59 723)	(75 268)
3. Differences between gross profit (loss) and taxable income, including:	71 751	(21 871)
a) permanent differences between gross profit (loss) and taxable income	68 830	91 787
b) temporary differences between gross profit and taxable income	12 862	(113 017)
c) other differences between gross profit and taxable income	(9 941)	(641)
4. Taxable income	784 460	399 066
5.Tax according to tax rate for the year	227 099	112 808
9. Tax allowances and increases	(520)	290
7. Current income tax as declared in the CIT declaration	**226 579**	**113 098**
- as presented in the profit and loss account	226 610	113 098
- relating to decreases or increases of equity	(31)	-

Note 37B

DEFERRED CORPORATE INCOME TAX, AS IN PROFIT AND LOSS ACCOUNT		
- decrease (increase) relating to temporary differences and reversals of temporary differences	(4 493)	24 663
- decrease (increase) relating to changes in tax rates	52 432	-
- decrease (increase) relating to previously unrecognised tax losses, tax allowances or temporary differences from the previous period	3 655	-
- decrease (increase) relating to write-off of deferred tax asset or inability to realise deferred tax liability	(2 226)	-
Total deferred corporate income tax	**49 368**	**24 663**

Note 37C

TOTAL AMOUNT OF DEFERRED TAX		
-recorded in equity	37 668	37 668
-recorded in goodwill or negative goodwill		

Note 37D

INCOME TAX RECORDED IN PROFIT AND LOSS ACCOUNT, INCLUDING:		
-abandoned activity	-	-
-result of extraordinary items	-	-

Note 38

OTHER OBLIGATORY CHARGES		
Total other obligatory charges	**-**	**-**

Note 39

NET PROFIT (LOSS) *		
a) net profit(loss) of the dominant companies / significant investor	382 270	260 860
b) net profit (loss) of subordinated companies	88 674	84 354
c) net profit (loss) of joint-venture companies	-	-
d) net profit (loss) of associated companies	10 499	24 096
e) consolidation adjustments	(2 108)	(3 444)
Net profit (loss)	**479 335**	**365 866**

Nota 40

NET PROFIT PER SHARE CALCULATION		
Net profit (annualised)	**479 335**	**365 866**
Weighted average number of ordinary shares	**420 177 137**	**420 177 137**
Earnings per ordinary share (in PLN)	**1,14**	**0,87**
Weighted average of expected number of ordinary shares	**-**	**-**
Diluted earnings per ordinary share (in PLN)	**-**	**-**

* The method of calculation of profit and diluted profit per ordinary share is described in Note 41 in the explanatory notes.

END







RNS
The company news service from the London Stock Exchange






Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Annual Report 2002_PAS cons.3
Released	17:07 23 Apr 2003
Number	2602K

Note 1B

MOVEMENT IN INTANGIBLE FIXED ASSETS (by groups)

	a	b	c		d	e	Total intangible fixed assets
	development cost	goodwill	licences, patents and similar assets, including:		other intangible fixed assets	prepayments for intangible fixed assets	
				computer software			
a) gross book value at the beginning of period	**609**	**211**	**163 660**	**15 062**	**2 982**	**-**	**167 462**
b) additions	414	361	30 316	1 514	140	400	31 631
purchase	159	242	29 736	1 160	139	-	30 276
other	255	119	580	354	1	400	1 355
c) decreases	71	-	1 224	930	1 611	400	3 306
sales and liquidation	-	-	373	155	-	-	373
other	71	-	851	775	1 611	400	2 933
Transfers	-	-	-	(53)	-	-	-
d) gross value at the end of period	**952**	**572**	**192 752**	**15 593**	**1 511**	**-**	**195 787**
e) accumulated amortisation at the beginning of period	**491**	**35**	**71 451**	**10 990**	**1 164**	**-**	**73 141**
f) amortisation expense for the period (including)	**78**	**102**	**32 327**	**1 637**	**(721)**	**-**	**31 786**
- increases	145	112	33 146	2 283	187	-	33 590
amortisation	145	99	32 925	2 256	187	-	33 356
other	-	13	221	27	-	-	234
-decreases	67	10	819	646	908	-	1 804
sale and liquidation	-	-	254	155	-	-	254
contributions	67	-	112	37	-	-	179
other	-	10	453	454	908	-	1 371
Transfer	-	-	-	(296)	-	-	-
g) accumulated amortisation at end of period	**569**	**137**	**103 778**	**12 331**	**443**	**-**	**104 927**
h) valuation adjustments at the beginning of period	-	-	-	-	-	-	-
- increaes	-	-	66	2	-	-	66
- decreaes	-	-	-	-	-	-	-
i) valuation adjustments at the end of the period	**-**	**-**	**66**	**2**	**-**	**-**	**66**
j) net book value at the end of the period	**383**	**435**	**88 908**	**3 260**	**1 068**	**-**	**90 794**

In 2002 unplanned amortisation charges relating to intangible fixed assets due to impairment amounted to 66.

NOTE 3B

MOVEMENTS IN TANGIBLE FIXED ASSETS (by groups)

	-land (including perpetual lease agreements)	- buildings and constructions	- plant and equipment	- transport	- other fixed assets	Total tangible fixed assets
a) gross value at beginning of period	**143 397**	**7 548 757**	**8 161 913**	**506 781**	**214 648**	**16 575 496**
b) additions	**28 441**	**752 172**	**432 177**	**82 426**	**24 080**	**1 319 296**
purchases	22 934	734 935	418 561	39 890	21 536	1 237 856
newly consolidated companies	123	7 931	6 743	32 476	956	48 229
other	5 384	9 306	6 873	10 060	1 588	33 211
c) decreases	**3 058**	**105 440**	**124 482**	**36 445**	**12 359**	**281 784**
sales and liquidation	1 614	66 849	110 298	33 496	6 692	218 949
other	1 444	38 591	14 184	2 949	5 667	62 835
Transfers	-	7 034	(3 769)	-	(3 265)	-
d) gross value at end of period	**168 780**	**8 202 523**	**8 465 839**	**552 762**	**223 104**	**17 613 008**
e) accumulated depreciation at beginning of period	**11 001**	**3 101 917**	**5 163 798**	**360 257**	**141 441**	**8 778 414**
f) depreciation charge	3 312	265 397	536 413	18 088	15 176	838 386
- additions	4 722	325 177	651 564	50 452	25 510	1 057 425
depreciation for the period	3 853	321 470	645 880	33 838	24 771	1 029 812
newly consolidated companies	-	3 707	4 475	14 728	721	23 631
other	869	-	1 209	1 886	18	3 982
- decreases	1 410	59 781	115 151	32 364	10 335	219 041
sales and liquidations	455	50 753	106 648	30 105	6 048	194 009
contributions in kind	-	8 165	7 571	245	3 102	19 083
other	955	863	932	2 014	1 185	5 949
Transfers	-	6 335	(3 743)	-	(2 592)	-
g) accumulated depreciation at end of period	**14 313**	**3 373 648**	**5 696 468**	**378 345**	**154 024**	**9 616 798**
h) provision for fixed assets at beginning of period	**-**	**31 128**	**4 633**	**152**	**318**	**36 231**
- increases	-	17 447	1 874	64	274	19 659
- decreases	-	15 226	3 106	183	57	18 572
i) provision for fixed assets at end of period	**-**	**33 349**	**3 401**	**33**	**535**	**37 318**
j) net book value at end of period	**154 467**	**4 795 526**	**2 765 970**	**174 384**	**68 545**	**7 958 892**

* Position other includes reclassification of low value tangible assets to equipment, donations and other.

In 2002 unplanned depreciation charges relating to tangible fixed assets amounted to 19,659 and resulted from impairement.

Note 5E

STAKES OR SHARES IN SUBORDINATED ENTITIES

Lp.	b	c	d	e	f	g
Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of start of siginificant influence	balanc sheet value of shares

Companies directly subordinated consolidated

1	ORLEN GAZ Sp. z o.o.	Plock	liquid gas trade	subsidiary	full method	15.12.1995	24 824
2	ORLEN PetroCentrum Sp. z o.o.	Plock	liquid fuels trading	subsidiary	full method	24.09.1996	21 000
3	ORLEN Medica Sp. z o.o.	Plock	medical activity	subsidiary	full method	24.11.1997	13 273
4	ORLEN Budonaft Sp. z o.o.	Krakow	building and repairs of service stations	subsidiary	full method	02.01.1997	3 795
5	ORLEN Polimer Sp. z o.o.	Plock	polymers trading	subsidiary	full method	09.04.1998	2 000
6	ORLEN Powiernik Sp. z o.o.	Plock	custodian and other services for PKN ORLEN S.A.	subsidiary	full method	19.07.2000	4
7	ORLEN KolTrans Sp. z o.o.	Plock	transport, spedition, managing oil containers, liquid fuels and oil trading	subsidiary	full method	13.12.2000	40 796
8	ORLEN Transport Szczecin Sp. z o.o.	Szczecin	transport services	subsidiary	full method	15.06.2000	3 409
9	ORLEN Transport Lublin Sp. z o.o.	Lublin	transport services	subsidiary	full method	09.06.2000	15 921
10	ORLEN Transport Krakow Sp. z o.o.	Krakow	transport services	subsidiary	full method	05.06.2000	11 132
11	ORLEN Transport Plock Sp. z o.o.	Plock	transport services	subsidiary	full method	23.12.1998	25 780
12	ORLEN Transport Nowa Sol Sp. z o.o.	Nowa Sol	transport services	subsidiary	full method	09.06.2000	9 760
13	Zaklad Budowy Aparatury S.A.	Plock	building of machines and equipment for industry	subsidiary	full method	27.10.1998	17 381
14	ORLEN Transport Poznan Sp. z o.o.	Poznan	transport services	subsidiary	full method	01.06.2000	10 865
15	ORLEN Transport Slupsk Sp. z o.o.	Slupsk	transport services	subsidiary	full method	23.06.2000	6 515
16	ORLEN Transport Warszawa Sp. z o.o.	Izabelin (Warszawa)	transport services	subsidiary	full method	07.06.2000	5 945
17	ORLEN Transport Olsztyn Sp. z o.o.	Olsztyn	transport services	subsidiary	full method	29.05.2000	5 667
18	ORLEN Oil Sp. z o.o. **	Krakow	trading in chemicals, rafinery and petrochemical products	subsidiary	full method	27.08.1998	40.198
19	ORLEN PetroTank Sp. z o.o.	Widelka	liquid fuels trading	subsidiary	full method	09.04.1996	36 247
20	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	Kedzierzyn-Kozle	transport services	subsidiary	full method	29.05.2000	4 676
21	Petrotel Sp. z o.o.	Plock	telecommunication services	subsidiary	full method	14.08.1997	7 282
22	ORLEN PetroProfit Sp. z o.o.	Niemce	liquid fuels trading	subsidiary	full method	14.09.1995	13 536
23	ORLEN WodKan Sp. z o.o.	Plock	repairs of water supply and sewage installation	subsidiary	full method	22.07.1999	1 810
24	Rafineria Trzebinia S.A.	Trzebinia	paraffine processing, production and sales of fuels and oils	subsidiary	full method	27.10.1997	74 503
25	Anwil S.A.	Wloclawek	producing of PCV and fertilisers	subsidiary	full method	05.09.1995	176 20(
26	Rafineria Nafty Jedlicze S.A.	Jedlicze	paraffine processing, production and sales of fuels and oils	subsidiary	full method	01.01.1999	64 000
27	Inowroclawskie Kopalnie Soli	Inowroclaw	industrial brine	subsidiary	full method	28.09.1996	17 559

	"SOLINO" S.A.		production processing of vacuum salt				
28	ORLEN Mechanika Sp. z o.o.	Plock	repair services for mechanical division	subsidiary	full method	22.07.1999	3 021
29	Przedsiebiorstwo Uslug Morskich Ship - Service S.A.	Warszawa	ship servicing in sea ports, loading and storing of goods	subsidiary	full method	30.09.2002	22 800
30	ORLEN Automatyka Sp. z o.o.	Plock	repair services for automation	subsidiary	full method	30.04.1999	1 258
31	ORLEN PetroZachod Sp. z o.o.	Poznan	liquid fuels trading	subsidiary	full method	19.01.1998	9 200
32	ORLEN Remont Sp. z o.o.	Plock	repairs of heat and power plant	subsidiary	full method	30.04.1999	1 230
33	Petrolot Sp. z o.o.	Warszawa	liquid gas trade	subsidiary	full method	07.01.1997	10 220
34	ORLEN Eltech Sp. z o.o.	Plock	repair services for electrical division	subsidiary	full method	22.07.1999	1 071
35	ORLEN Projekt S.A.	Plock	technological and construction designing services	subsidiary	full method	28.05.1998	765
36	ORLEN EnergoRem Sp. z o.o.	Plock	repair services for petrochemical division	subsidiary	full method	30.04.1999	918
37	ORLEN Wir Sp. z o.o.	Plock	repair services for spinning machinery division	subsidiary	full method	01.10.1999	816
38	ORLEN Morena Sp. z o.o.	Gdansk	wholesale trading of automotive spare parts and accessories, retail and wholesale trading of fuels	subsidiary	full method	10.09.2001	5 300
Companies directly subordinated consolidated							
Companies indirectly subordinated consolidated*							
1	*Energomedia Sp. z o.o.*	*Trzebinia*	production, purchasing and forwarding of energy, gas, waste utilisation	*subsidiary*	full method	08.12.1997	26 470
2	Przedsiebiorstwo Inwestycyjno-Remontowe RemWil Sp. z o.o.	Wloclawek	repairs and construction services	subsidiary	full method	25.11.1997	3 000
3	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o.***	Lublin	trade of petrochemical products and services	subsidiary	full method	23.06.2000	1 894
4	RAF-LAB Sp. z o.o.	Jedlicze	laboratory services	subsidiary	full method	31.07.2002	2 500
5	Bitrex Sp. z o.o.	Trzebinia	production of asphalt, roofing paper, bituminous pulp and other crude oil products	subsidiary	full method	19.06.1996	702
6	NaftoWax Sp. z o.o.	Trzebinia	production and sales of parrafin, wax and other chemical and crude oil products	subsidiary	full method	23.07.1999	50
7	Ship Service Agro Sp. z o.o.	Szczecin	trade	subsidiary	full method	04.08.1999	2 481
8	Bor-Farm Sp. z o.o.	Borkowo Wielkie	farm	subsidiary	full method	01.02.2000	1 372
9	RAF-KOLTRANS Sp. z o.o.	Jedlicze	transport, spedition and vehicle cleaning services	subsidiary	full method	17.04.2000	1 850
10	PetroNaft Sp. z o.o.	Trzebinia	retail and wholesale trading of fuels, chemical	subsidiary	full method	22.04.1999	5 607

			products				
11	NaftoTransRem Sp. z o.o.	Trzebinia	technical supervising, repairs, services	subsidiary	full method	28.11.1997	8 872
12	RAF-ENERGIA Sp. z o.o.	Jedlicze	energy production and trading	subsidiary	full method	04.11.1999	1 495
13	Przedsiebiorstwo Produkcyjno-Handlowo-Uslugowe Pro-Lab Sp. z o.o.	W³oc³awek	us³ugi laboratoryjne	subsidiary	full method	08.06.1999	302
14	RAF-TRANS Sp. z o.o.	Jedlicze	transport, spedition and repairs	subsidiary	full method	02.08.1999	1 981
15	EkoNaft Sp. z o.o.	Trzebinia	laboratory and environment protection services	subsidiary	full method	01.12.2000	50
16	RAF-REMAT Sp. z o.o.	Jedlicze	repair, maintenance, diagnostic, storing and catering cervices	subsidiary	full method	08.10.1999	1 688
17	RAF-EKOLOGIA Sp. z o.o.	Jedlicze	waste utilisation, sewage treatment	subsidiary	full method	01.12.1999	636
18	Petrogaz lapy Sp. z o.o.	Lapy	liquid gas trade	subsidiary	full method	19.06.1998	3 200
19	Konsorcjum Olejow Przepracowanych - Organizacja Odzysku S.A.	Jedlicze	wholesale of waste and scrap	subsidiary	full method	06.11.2001	800
20	P.U.S. i P. CHEMEKO Sp. z o.o.	Wloclawek	research and analitycal services, designing and technical-engineering services connected with environment protection	subsidiary	full method	14.12.1994	10
21	ORLEN Petrogaz Wroclaw Sp. z o.o.	Wroclaw	liquid gas trade	subsidiary	full method	25.07.1997	1 600
22	Montonaft Sp. z o.o.	Trzebinia	building and assembling services	subsidiary	full method	14.07.1989	29
23	Petrooktan Sp. z o.o.	Swidnik	fuel station, retail sale	subsidiary	full method	01.01.1996	408
Companies indirectly subordinated consolidated							
Companies directly subordinated not consolidated							
1	SAMRELAKS Machocice Sp. z o.o.	Machocice Kapitulne	catering and hotel services	subsidiary	not consolidated	07.11.2001	6 724
2	ZAWITAJ swinoujscie Sp. z o.o.	Swinoujscie	catering and hotel services	subsidiary	not consolidated	09.10.2001	4 109
3	Z.W. Mazowsze Sp. z o.o.	Leba	resting and recreation activity	subsidiary	not consolidated	15.09.1997	3 932
4	Wisla Plock Sportowa S.A.	Plock	sport activity	subsidiary	not consolidated	14.08.1997	1 000
5	ORLEN Ochrona Sp. z o.o.	Plock	security services	subsidiary	not consolidated	26.08.1998	500
6	CPN Serwis Kielce Sp. z o.o.	Kielce	maitenance services for fuel stations and stores	subsidiary	not consolidated	30.07.1999	322
7	Serwis Gdansk Sp. z o.o.	Gdansk	maitenance services for fuel stations and stores	subsidiary	not consolidated	30.12.1999	223
8	Einhundertzweiundreissigste Vermoegensverwaltungsgesellschaft mbH	Hamburg	asset management	subsidiary	not consolidated	31.12.2002	111
9	Einhundertdreiunddreissigste Vermoegensverwaltungsgesellschaft mbH	Hamburg	asset management	subsidiary	not consolidated	31.12.2002	111

10	Poliolefiny Polska Sp. z o.o.	P³ock	poliolefins production, distribution and sale	subsidiary	not consolidated	19.12.2002	50
11	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.	Opole	import, export, sales of industrial buildings and equipment, internet and logistics services	subsidiary	not consolidated	29.11.2000	6 533
12	Serwis Slupsk Sp. z o.o.	Slupsk	maitenance services for fuel stations and stores	subsidiary	not consolidated	13.09.1999	795
13	Serwis Nowa Wies Wielka Sp. z o.o.	Nowa Wies Wielka	maitenance services for fuel stations and stores	subsidiary	not consolidated	11.02.2000	1 261
14	D.W. Mazowsze Sp. z o.o.	Ustron	resting and recreation activity	subsidiary	not consolidated	03.11.1997	1 627
15	Petromot Sp. z o.o.	Kedzierzyn-Kozle	maintenance and trade of cars	subsidiary	not consolidated	15.12.1999	976
16	Serwis Rzeszow Sp. z o.o.	Rzeszow	maitenance services for fuel stations and stores	subsidiary	not consolidated	07.09.1999	338
17	Serwis lodz Sp. z o.o.	Lodz	maitenance services for fuel stations and stores	subsidiary	not consolidated	15.06.1999	591
18	SERWIS PODLASIE Sp. z o.o.	Bialystok	maitenance services for fuel stations and stores	subsidiary	not consolidated	31.12.1999	239
19	Serwis Mazowsze Sp. z o.o.	Warszawa	maitenance services for fuel stations and stores	subsidiary	not consolidated	29.07.1999	697
20	Serwis Wroclaw Sp. z o.o.	Wroclaw	maitenance services for fuel stations and stores	subsidiary	not consolidated	19.07.1999	180
21	Serwis Krakow Sp. z o.o.	Krakow	maitenance services for fuel stations and stores	subsidiary	not consolidated	20.05.1999	216
22	B.H.T. Dromech S.A. Warszawa in bankruptcy	Warszawa	containers and tanks production	subsidiary	not consolidated	08.09.1999	2 111
23	Serwis Kedzierzyn-Kozle Sp. z o.o.	Kedzierzyn-Kozle	maitenance services for fuel stations and stores	subsidiary	not consolidated	24.05.1999	200
24	Serwis Szczecin Sp. z o.o.	Szczecin	maitenance services for fuel stations and stores	subsidiary	not consolidated	18.06.1999	164
25	Serwis Zachod Sp. z o.o.	Nowa Sol	maitenance services for fuel stations and stores	subsidiary	not consolidated	06.01.2000	650
26	CPN Marine Service Gdansk Sp. z o.o.	Gdansk	production, store and wholesa of fuel	subsidiary	not consolidated	12.11.1991	35
27	Centrum Edukacji Sp. z o.o.	Plock	education and training services	subsidiary	not consolidated	15.11.1999	454
28	Serwis Katowice Sp. z o.o.	Katowice	maitenance services for fuel stations and stores	subsidiary	not consolidated	13.09.1999	94
29	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. in bankcruptcy	Nowa Brzeznica	liquid gas trade	subsidiary	not consolidated	19.02.1997	2 288

			for resale		consolidated		
31	Serwis Poznan Sp. z o.o.	Poznan	maitenance services for fuel stations and stores	subsidiary	not consolidated	06.09.1999	158
Companies directly subordinated not consolidated							
Companies indirectly subordinated not consolidated*							
1	Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o.	Ciechocinek	preventing and curing, resting and recreation activity	subsidiary	not consolidated	16.05.1996	1 416
2	Przedsiebiorstwo Rolne Agro - Azoty II Wloclawek Sp. z o.o. Laka	Laka near Koszalin	agriculture	subsidiary	not consolidated	26.04.1996	883
3	RAF-BIT Sp. z o.o.	Jedlicze	Information systems services	subsidiary	not consolidated	21.08.2002	200
4	Zakladowa Straz Pozarna Sp. z o.o.	Trzebinia	fire fighting services	subsidiary	not consolidated	11.09.1998	1 496
5	RAF-SlUzBA RATOWNICZA Sp. z o.o.	Jedlicze	fire fighting and rescue services	subsidiary	not consolidated	09.04.1999	141
6	Petromont Sp. z o.o.	Niemce near Lublin	trade and building services	subsidiary	not consolidated	16.02.2000	336
7	RAN-GGC Sp. z o.o.	Tczew	used oil collection	subsidiary	not consolidated	04.11.1998	102
8	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A.	Plock	trade and distribution of gas	subsidiary	not consolidated	13.07.2001	209
9	MEDILOGISTYKA Sp. z o.o.	Plock	wholesale and retail trade of pharmaceutical, food and industry products	subsidiary	not consolidated	24.05.2001	41
10	PetroUkraina Ltd Sp. z o.o.	Lvov (Ukraine)	introduction of new technologies, forms of retailing and wholesale of petrochemical and other products	subsidiary	not consolidated	05.03.2001	33
11	NTVK (Nacionaline Turto Valdybos Korporacija - Plc) in liquidation	Vilnius (Lithuania)	trade	subsidiary	not consolidated	22.11.2000	275
12	MEDIKOR Sp. z o.o.	Jedlicze	services and trade activities, medical supervising of work environment and sanitation	subsidiary	not consolidated	07.07.1999	78
13	VARIA S.A.	Warszawa	transport and spedition services, wholesale and retail trade	subsidiary	not consolidated	07.10.1998	1 000
14	Wspolne Ukrainsko-Polskie Przedsiebiorstwo w formie Sp. z o.o. PETRO-UKRAINA in liquidation****	Lvov (Ukraine)	entrepreneurial activities related with introduction of new technologies, forms of retail and wholesale trade of petrochemical and other products	subsidiary	not consolidated	10.08.2000	175
15	RAN-AKSES Sp. z o.o.	Szczecin	used oils collection	subsidiary	not consolidated	07.04.1998	105
16	RAN-FLEX Sp. z o.o.	Kielce	used oils collection	subsidiary	not consolidated	19.02.1998	26
17	RAN-OIL Sp.z o.o.	Tarnow	used oils collection	subsidiary	not consolidated	29.01.1998	170
18	RAN-SIGMA Sp. z o.o.	Walbrzych	used oils collection	subsidiary	not consolidated	17.02.1998	52
19	RAN-KICZMER Sp. z o.o.	Pisarzowice	used oils collection	subsidiary	not consolidated	07.05.1998	26
20	RAN-DICKMAR Sp. z o.o.	Tarnobrzeg	used oils collection	subsidiary	not consolidated	25.06.1998	26
21	RAN-STAROL Sp. z o.o.	Katowice	used oils collection	subsidiary	not	01.09.1998	128

					consolidated		
22	RAN-OLE-PAR Sp. z o.o.	Lodz	used oils collection	subsidiary	not consolidated	31.08.1998	51
23	RAN-AKANT Sp. z o.o.	Lublin	used oils collection	subsidiary	not consolidated	16.02.1998	26
24	RAN-PETROMEX Sp. z o.o.	Opole	used oils collection	subsidiary	not consolidated	07.04.1998	26
25	RAN-WATT Sp. z o.o. in liquidation	Torun	used oils collection	subsidiary	not consolidated	29.04.1998	26
26	RAN-MEGA Sp. z o.o.	Gliwice	used oils collection	subsidiary	not consolidated	28.05.1998	26
Companies indirectly subordinated not consolidated							
Indirectly joint venture companies consolidated*							
1	UAB Ship Service Klaipeda	Klaipeda, Lithuania	Trade	joint venture	equity method	23.04.2002	24
Indirectly joint venture companies consolidated							
Direct associates consolidated							
1	Naftoport Sp. z o.o.	Gdansk	construction and utilising of liquid fuels reloading terminals	associate	equity method	17.07.1991	35 319
2	Flexpol Sp. z o.o.	Plock	foil production	associate	equity method	03.01.2000	4 80
3	Chemiepetrol GmbH	*Hamburg*	*trade and intermediary activities regarding chemical and similar goods*	*associate*	*equity method*	28.04.1993	39
Indirect associates consolidated (the book value of the companies is constituted by percentage share in equity as at 31.12.2002)							
Indirect associates consolidated*							
1	SK Eurochem Sp z o.o.	W³oc³awek	production of chemical products	associate	equity method	14.06.2002	2 37
2	P.U.T. WIRCOM Sp. z o.o.	Wloclawek	repairs of electric-spinning machines	associate	equity method	13.04.1994	1
3	Z.U.P. EKO-DRoG Sp. z o.o.	Wloclawek	cultivation of land, roads and green areas	associate	equity method	03.03.1994	3
4	P.W. EURO-TRANSCHEM Sp. z o.o.	Wloclawek	transport and sales of fuels	associate	equity method	26.02.1993	1
5	P.H.U.P. TRANSCHEM Sp. z o.o.	Wloclawek	railroad transport and repairs	associate	equity method	26.02.1993	11
6	Z.M. Azomet Sp. z o.o.	Wloclawek	installation-industrial services, repairs	associate	*equity method*	26.02.1993	2
7	APEX-ELZAR Sp. z o.o.	Wloclawek	*maintenance of measuring and controlling equipment*	associate	*equity method*	31.08.1993	13
8	S.P.P. PROFMED Sp. z o.o.	Wloclawek	medical services	associate	equity method	19.12.1994	
9	P.P.H.U. ARBUD Sp. z o.o.	Wloclawek	building, construction and repairs services	associate	equity method	26.02.1993	
10	ZOH Sp. z o.o.	Wloclawek	office support for schools and advisory services	associate	equity method	14.12.1994	
11	P.W. PRAKON Sp. z o.o.	Wloclawek	maintenance and laundry services	associate	equity method	21.09.1994	
12	Petro-Oil SEEWAX Sp. z o.o.	Sulejowek near Warszawa	trade and services in oil industry	associate	equity method	18.08.1999	19
13	Petr-Oil lodzkie Centrum Sprzedazy Sp. z o.o.	£ódŸ	production, sale, services	associate	equity method	17.12.2002	5
14	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o.	Szczucin	production and trade of petrochemical	associate	equity method	30.10.2000	1 42

			products				
15	Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o.	Bialystok	trade and services in oil industry	associate	equity method	26.10.2000	16
16	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o.	Legnica	production and trade of petrochemical products	associate	equity method	17.11.1999	13
17	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o.	Gdansk	trade and services in oil industry	associate	equity method	02.10.2000	10
18	Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o.	Szczecin	production, trade and services	associate	equity method	27.12.2000	16
19	Petro-Oil slaskie Centrum Sprzedazy Sp. z o.o.	Olkusz	production, trade, services	associate	equity method	09.04.2001	19
20	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.	Suchy Las near Poznan	production and trade of petrochemical products	associate	equity method	25.05.2000	3
21	DWS PERIA Sp. z o.o.	Ustka	recreational services	associate	equity method	26.04.1994	
Indirect associates consolidated (the book value of the companies is constituted by percentage share in equity as at 31.12.2002)							
Direct associates not consolidated							
1	Niezalezny Operator Miedzystrefowy Sp. z o.o. (NOM Sp. z o.o.)	Warszawa	telecommunication services	associate	not consolidated	31.05.2000	84 00
2	Motell Sp. z o.o.	Morawica	catering and hotel services	associate	not consolidated	26.03.1999	70
Direct associates not consolidated							**84 70**
Indirect associates not consolidated*							
1	Petro-Oil CZ s.r.o.	Brno Prikop (Czech Republic)	production, trade and services in oil industry	associate	not consolidated	18.12.2001	5
2	RAN-BIAlY Sp. z o.o.	Bialystok	used oils collection	associate	not consolidated	04.10.2000	7
3	Piast Sp. z o.o.	Krakow	fuels trade	associate	not consolidated	12.09.1991	36
4	Petro-Pak S.A.	Mielec	production, trade and services	associate	not consolidated	28.11.2000	2
5	RAF-UNIWERSAL Sp. z o.o.	Jedlicze	trade and services	associate	not consolidated	06.01.1999	1
Total indirect associates not consolidated							**51**
Total subordinated and associated companies from the PKN ORLEN Capital Group							

* Subsidiaries, associates and joint ventures of the companies: Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., ORL o.o., Anwil S.A., Orlen Medica Sp. z o.o., ORLEN GAZ Sp. z o.o, PUM

** the Company 9%, Rafineria Trzebinia S.A. - 75,58%, Rafineria Nafty Jedlicze S.A. - 7,71%

*** Orlen-Oil Sp. z o.o. - 24%, ORLEN PetroProfit Sp. z o.o. - 76%

**** ORLEN PetroProfit Sp. z o.o. 31%, ORLEN PetroTank Sp. z o.o. 31%

NOTE 5F

STAKES OR SHARES IN SUBSIDIARIES AND ASSOCIATES

No	a	m	n
	Name of entity	equity, including:	Entity's payab including:

			share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:				
							undistributed profits/not covered losses from previous years	net profit/loss		long-term payables
Companies directly subordinated consolidated										
1	ORLEN GAZ Sp. z o.o.**	57 588	24 823	-	29 648	3 117	1 474	1 643	39 858	2 590
2	ORLEN PetroCentrum Sp. z o.o.**	41 014	21 000	-	19 978	36	(98)	134	13 239	117
3	ORLEN Medica Sp. z o.o.**	13 979	13 273	-	590	116	-	116	1 847	-
4	ORLEN Budonaft Sp. z o.o.**	896	3 795	-	3 327	(6 226)	(689)	(5 537)	12 463	-
5	ORLEN Polimer Sp. z o.o.**	7 860	2 000	-	5 043	817	8	809	8 491	-
6	ORLEN Powiernik Sp. z o.o.***	230 374	4	-	230 344	26	-	26	6	-
7	ORLEN KolTrans Sp. z o.o.**	42 286	40 859	-	794	633	3	630	2 636	-
8	ORLEN Transport Szczecin Sp. z o.o.**	4 898	3 424	-	1 083	391	84	307	1 292	56
9	ORLEN Transport Lublin Sp. z o.o.**	19 634	16 174	-	3 051	409	190	219	2 096	-
10	ORLEN Transport Krakow Sp. z o.o.**	11 438	11 342	-	187	(91)	(1 222)	1 131	6 834	-
11	ORLEN Transport Plock Sp. z o.o.**	28 174	26 420	-	3 642	(1 888)	(2 261)	373	10 253	-
12	ORLEN Transport Nowa Sol Sp. z o.o.**	18 278	10 091	-	5 551	2 636	-	2 636	8 892	-
13	Zaklad Budowy Aparatury S.A.**	22 784	18 000	-	8 051	(3 267)	(2 003)	(1 264)	8 705	-
14	ORLEN Transport Poznan Sp. z o.o.**	15 649	11 273	-	2 953	1 423	-	1 423	3 548	-
15	ORLEN Transport Slupsk Sp. z o.o.**	12 095	6 774	-	2 943	2 378	209	300	4 151	815
16	ORLEN Transport Warszawa Sp. z o.o.**	6 739	6 291	-	176	272	-	272	2 840	-
17	ORLEN Transport Olsztyn Sp. z o.o.**	7 680	6 140	-	1 311	229	-	229	4 519	-
18	ORLEN OIL Sp. z o.o.*	58 132	43 558	-	7 794	6 780	(833)	7 608	81 169	-
19	ORLEN PetroTank Sp. z o.o.**	50 245	11 750	-	25 242	13 253	-	13 253	204 460	23 181
20	ORLEN Transport Kedzierzyn Kozle Sp. z o.o.**	7 275	5 268	-	1 319	688	-	688	1 454	35
21	Petrotel Sp. z o.o.**	23 599	8 200	-	11 586	3 813	-	3 813	14 970	8 689
22	ORLEN PetroProfit Sp. z o.o.**	28 837	11 500	-	15 743	1 594	589	1 005	46 757	4 338
23	ORLEN WodKan Sp. z o.o.**	4 372	2 200	-	1 017	1 155	-	1 155	4 428	519
24	Rafineria Trzebinia S.A.*	242 482	43 042	-	151 515	47 925	483	47 442	126 143	400
25	Anwil S.A.*	798 285	150 000	-	339 012	309 273	6 833	18 909	387 347	131 122
26	Rafineria Nafty Jedlicze S.A.*	128 597	78 000	-	86 573	(35 976)	(7 384)	(28 592)	213 268	110 030

27	Inowroclawskie Kopalnie Soli Solino S.A.**	76 606	19 146	-	31 832	25 628	1 286	9 573	152 877	119 076
28	ORLEN Mechanika Sp. z o.o.**	7 220	4 432	-	1 763	1 025	-	1 025	11 540	-
29	Przedsiebiorstwo Uslug Morskich Ship - Service S.A.**	26 694	3 943	-	20 021	2 730	(2 253)	2 679	34 244	2 135
30	ORLEN Automatyka Sp. z o.o.**	8 257	2 400	-	5 024	833	(730)	1 563	7 749	-
31	ORLEN PetroZachod Sp. z o.o.**	21 631	17 749	-	6 371	(2 489)	(450)	(2 039)	61 197	3 669
32	ORLEN Remont Sp. z o.o.**	8 840	2 400	-	6 494	(54)	(1 840)	1 786	7 459	-
33	Petrolot Sp. z o.o.**	47 930	20 039	-	19 985	7 906	625	7 281	69 439	14 108
34	ORLEN Eltech Sp. z o.o.**	6 502	2 100	-	2 626	1 776	-	1 776	8 862	-
35	ORLEN Projekt S.A.**	15 336	1 500	-	12 908	928	-	928	6 754	-
36	*ORLEN EnergoRem Sp. z o.o.***	3 629	1 800	-	1 171	658	-	658	6 316	-
37	ORLEN Wir Sp. z o.o.**	5 201	1 600	-	2 000	1 601	-	1 226	3 100	-
38	Orlen Morena Sp. z o.o.**	11 958	10 500	-	55	1 403	-	1 403	8 104	-
Companies directly subordinated consolidated										
Companies indirectly subordinated consolidated										
1	Energomedia Sp. z o.o.**	26 388	27 178	-	107	(897)	(938)	41	8 666	-
2	Przedsiebiorstwo Inwestycyjno-Remontowe RemWil Sp. z o.o.**	7 103	3 000	-	4 008	95	-	95	12 557	16
3	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o.**	2 349	1 900	-	316	133	(9)	142	7 955	-
4	RAF-LAB Sp. z o.o.**	2 598	2 500	-	-	98	-	98	564	-
5	Bitrex Sp. z o.o.**	1 914	4	-	1 441	469	(365)	834	19 255	-
6	NaftoWax Sp. z o.o.**	1 705	50	-	1 061	594	(147)	741	13 815	68
7	Ship Service Agro Sp. z o.o.****	3 522	2 481	-	799	242	-	242	6 155	-
8	Bor-Farm Sp. z o.o.***	(1 930)	1 372	-	215	(3 517)	(1 991)	(1 526)	4 093	-
9	RAF-KOLTRANS Sp. z o.o.**	532	1 850	-	-	(1 318)	(925)	(393)	785	-
10	PetroNaft Sp. z o.o.**	3 208	5 608	-	3 909	(6 309)	(110)	(6 199)	24 972	185
11	NaftoTransRem Sp. z o.o.**	9 253	9 054	-	251	(52)	(388)	336	2 281	-
12	RAF-ENERGIA Sp. z o.o.**	680	1 500	-	-	(820)	(870)	50	3 860	-
13	Przedsiebiorstwo Produkcyjno-Handlowo-Uslugowe Pro-Lab Sp. z o.o.**	539	305	-	-	234	11	223	3 923	245
14	RAF-TRANS Sp. z o.o.**	1 092	2 000	-	-	(908)	(334)	(574)	580	-
15	EkoNaft Sp. z o.o.**	444	50	-	519	(125)	(275)	150	1 441	-
16	RAF-REMAT Sp. z o.o.**	1 704	1 756	-	353	(405)	(370)	(35)	1 412	-
17	RAF-EKOLOGIA Sp. z o.o.**	685 327	686 000	-	12	(685)	(289)	(396)	1 749	-
18	Petrogaz lapy Sp. z o.o.**	5 334	3 540	-	-	1 794	1 695	99	2 273	191
19	Konsorcjum Olejow Przepracowanych - Organizacja	1 986	1 000	-	-	986	-	986	2 483	-

	Odzysku S.A.**									
20	P.U.S. i P. CHEMEKO Sp. z o.o.**	2 230	18	-	1 938	274	-	274	834	-
21	ORLEN Petrogaz Wroclaw Sp. z o.o.**	4 122	3 100	-	658	364	(23)	387	4 911	488
22	Montonaft Sp. z o.o.**	2 037	246	-	1 860	(69)	(81)	12	3 107	-
23	Petrooktan Sp. z o.o.***	1 424	781	-	516	127	-	127	604	-
Companies indirectly subordinated consolidated										
Companies directly subordinated not consolidated										
1	SAMRELAKS Machocice Sp. z o.o.**	5 388	6 725	-	-	(1 337)	-	(1 337)	499	-
2	ZAWITAJ swinoujscie Sp. z o.o.**	3 176	4 110	-	-	(934)	-	(934)	212	-
3	Z.W. Mazowsze Sp. z o.o.**	2 701	3 932	-	-	(1 231)	(972)	(259)	253	-
4	WISIA Plock Sportowa S.A.**	366	1 000	-	609	(1 243)	(974)	(294)	4 695	-
5	ORLEN Ochrona Sp. z o.o.**	2 507	500	-	1 103	904	(64)	968	6 184	304
6	CPN Serwis Kielce Sp. z o.o.**	286	322	-	4	(40)	(40)	-	317	-
7	Serwis Gdansk Sp. z o.o. **	588	222	-	357	9	(34)	43	407	-
8	Einhundertzweiunddreissigste Vermoegensverwaltungsgesellschaft mbH	no financial data available as at 31.12.2002								
9	Einhundertdreiunddreissigste Vermoegensverwaltungsgesellschaft mbH	no financial data available as at 31.12.2002								
10	Poliolefiny Polska Sp. z o.o.	no financial data available as at 31.12.2002								
11	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.**	7 420	6 536	-	491	393	(191)	584	1 782	-
12	Serwis Slupsk Sp. z o.o.**	2 508	796	-	1 444	268	(202)	470	786	-
13	Serwis Nowa Wies Wielka Sp. z o.o.**	1 377	1 269	-	25	83	(229)	312	816	-
14	D.W. Mazowsze Sp. z o.o.****	980	1 649	-	2	(672)	(353)	(319)	556	-
15	Petromot Sp. z o.o.***	(651)	1 000	-	-	(1 651)	(1 023)	(628)	2 638	368
16	Serwis Rzeszow Sp. z o.o. ***	797	347	-	385	65	(64)	129	394	-
17	Serwis lodz Sp. z o.o.****	1 166	608	-	219	339	-	339	898	-
18	Serwis Podlasie Sp. z o.o.****	406	266	-	103	36	(242)	138	939	-
19	Serwis Mazowsze Sp. z o.o.**	914	788	-	186	(60)	(82)	22	3 046	8
20	Serwis Wroclaw Sp. z o.o.**	2 211	216	-	1 383	612	(5)	617	1 243	-
21	Serwis Krakow Sp. z o.o.**	411	259	-	80	72	(41)	113	465	-
22	B.H.T. Dromech S.A. in bankruptcy	company in in bankruptcy								
23	Serwis Kedzierzyn - Kozle Sp. z o.o. ****	433	250	-	79	103	-	103	410	-
24	Serwis Szczecin Sp. z o.o. **	546	210	-	267	69	29	(10)	945	-
25	Serwis Zachod Sp. z o.o.**	1 227	874	-	401	(48)	(292)	244	1 650	-
26	CPN Marine Service Sp. z o.o.***	66	50	-	126	(110)	-	(110)	109	-
27	Centrum Edukacji Sp. z o.o.**	938	654	-	274	10	(126)	136	942	-

28	Serwis Katowice Sp. z o.o.****	779	170	-	477	132	(51)	183	644	-
29	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. in bankruptcy	company in in bankruptcy								
30	Petromor Sp. z o.o.**	2 586	2 580	-	64	(58)	-	(58)	82	-
31	Serwis Poznan Sp. z o.o.**	580	310	-	188	82	(39)	121	793	-
Companies directly subordinated not consolidated										
Companie indirectly subordinated not consolidated										
1	Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o. ***	2 427	2 295	-	121	11	-	11	229	
2	Przedsiebiorstwo Rolne Agro - Azoty II Wloclawek Sp. z o.o. Laka***	461	883	-	-	(422)	(501)	39	1 499	501
3	RAF-BIT Sp. z o.o.***	213	200	-	-	13	-	13	76	-
4	Zakladowa Straz Pozarna Sp. z o.o.**	1 424	1 496	-	166	(238)	(245)	7	775	-
5	RAF-SIUzBA RATOWNICZA Sp. z o.o.***	141	160	-	-	(19)	(21)	2	377	-
6	Petromont Sp. z o.o.***	492	400	-	45	47	(8)	55	105	-
7	RAN-GGC Sp. z o.o.***	58	58	-	-	-	-	-	-	-
8	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A.**	(855)	840	-	-	(1 695)	(1 252)	(443)	2 558	-
9	MEDILOGISTYKA Sp. z o.o.***	37	45	-	-	(8)	-	(8)	7	-
10	PetroUkraina Ltd Sp. z o.o.	no financial data available as at 31.12.2002								
11	NTVK (Nacionaline Turto Valdybos Korporacija - Plc)	company in liquidation								
12	MEDIKOR Sp. z o.o.**	134	105	-	21	8	-	8	45	-
13	VARIA S.A.**	903	1 600	-	-	(697)	(1 052)	355	8 820	5 961
14	Wspolne Ukrainsko-Polskie Przedsiebiorstwo w formie Sp. z o.o. PETRO-UKRAINA	company in liquidation								
15	RAN-AKSES Sp. z o.o.***	129	173	-	-	(44)	(26)	(18)	28	-
16	RAN-FLEX Sp. z o.o.***	209	50	-	205	(46)	(49)	3	597	-
17	RAN-OIL Sp.z o.o.***	624	330	-	337	(43)	-	(43)	64	-
18	RAN-SIGMA Sp. z o.o.***	121	100	-	129	(108)	-	(108)	222	-
19	RAN-KICZMER Sp. z o.o.**	199	50	-	196	(47)	-	(47)	96	-
20	RAN-DICKMAR Sp. z o.o.**	239	50	-	219	(30)	-	(30)	361	16
21	RAN-STAROL Sp. z o.o.**	(180)	250	-	-	(430)	(165)	(265)	632	-
22	RAN-OLE-PAR Sp. z o.o.***	10	100	-	23	(113)	-	(113)	76	-
23	RAN-AKANT Sp. z o.o.***	(206)	50	-	2	(258)	(96)	(162)	224	-
24	RAN-PETROMEX Sp. z o.o.***	(178)	50	-	69	(297)	-	(297)	231	-
25	RAN-WATT Sp. z o.o.	company in liquidation								
26	RAN-MEGA Sp. z o.o.	no financial data available as at 31.12.2002								
Companies indirectly subordinated not consolidated										
Indirectly joint venture companies consolidated										
1	UAB Ship Service Klaipeda***	(1 181)	56	-	-	(1 237)	(385)	(904)	3 677	-
Indirectly joint venture companies consolidated										
Direct associates consolidated										
1	Naftoport Sp. z o.o.**	100 499	45 942	-	8 187	46 370	-	16 913	3 652	-

2	Flexpol Sp. z o.o.**	18 112	12 000	-	-	6 112	-	6 112	10 278	-
3	Chemiepetrol Sp. z o.o. (w tys. EURO)**** (1)	932	51	-	-	881	736	145	965	-
Direct associates consolidated										
Indirect associates consolidated										
1	Sk Eurochem Sp z o.o.***	2 623	2 965	-	-	(342)	-	(342)	1 597	-
2	P.U.T. WIRCOM Sp. z o.o.***	3 517	31	-	3 529	(43)	-	(43)	2 925	-
3	Z.U.P. EKO-DRoG Sp. z o.o.**	1 298	62	-	1 002	234	-	40	453	-
4	P.W. EURO-TRANSCHEM Sp. z o.o.**	1 480	24	-	89	1 367	-	29	1 621	-
5	P.H.U.P. TRANSCHEM Sp. z o.o.**	6 265	232	-	202	5 831	-	1 007	2 493	-
6	Z.M. Azomet Sp. z o.o.**	3 586	56	-	4 152	(622)	-	(623)	1 666	-
7	APEX-ELZAR Sp. z o.o.**	2 698	294	-	1 927	477	-	(84)	1 298	-
8	S.P.P. PROFMED Sp. z o.o.***	413	16	-	395	2	-	2	315	-
9	P.P.H.U. ARBUD Sp. z o.o.**	2 511	10	-	48	2 453	-	(60)	829	-
10	ZOH Sp. z o.o.***	450	10	-	519	(79)	-	(79)	717	-
11	P.W. PRAKON Sp. z o.o.**	376	7	-	125	244	-	(37)	957	-
12	Petro-Oil SEEWAX Sp. z o.o.**	759	760	-	-	(1)	(9)	8	8 318	-
13	Petr-Oil lodzkie Centrum Sprzedazy Sp. z o.o.***	117	200	-	-	(83)	-	(83)	81	-
14	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o.**	5 628	6 000	-	116	(488)	(16)	(472)	19 944	-
15	Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o.**	1 104	700	-	213	191	-	191	3 465	-
16	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o.**	725	550	-	134	41	3	38	4 047	-
17	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o.**	288	450	-	-	(162)	(91)	(71)	6 195	-
18	Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o.**	191	700	-	-	(509)	(376)	(133)	3 620	-
19	Petro-Oil slaskie Centrum Sprzedazy Sp. z o.o.**	210	800	-	-	(590)	(238)	(352)	11 818	-
20	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.**	1 086	148	-	920	18	3	14	15 970	265
21	DWS PERIA Sp. z o.o.**	1 018	21	-	560	437	-	234	246	-
Indirect associates consolidated										
Direct associates not consolidated										
1	Niezalezny Operator Miedzystrefowy Sp. z o.o.****	167 145	240 000	-	-	(72 855)	(41 716)	(31 139)	5 160	-
2	Motell Sp. z o.o.***	624	2 000	-	-	(1 376)	(1 450)	74	856	-
Direct associates not consolidated										
Indirect associates not consolidated										
1	Petro-Oil CZ s.r.o.**	7	125	-	-	(118)	-	(118)	324	-
2	RAN-BIAlY Sp. z o.o.***	87	150	-	-	(63)	(65)	2	20	-
3	Piast Sp. z o.o.****	3 207	900	-	1 248	1 059	278	155	12 082	738
4	Petro-Pak S.A.**	71	100			(29)	(25)	(4)	21	-
5	RAF-UNIWERSAL Sp. z o.o.***	100	65	-	8	27	(16)	43	129	-

Indirect associates not consolidated

* financial statements audited by Ernst &Young Audit Sp. z o.o.

** financial statements audited by auditor other than Ernst &Young Sp. z o.o.

*** financial statements not required to be audited

**** the entity during audit

(1) amount in PLN thousand

NOTE 5G

STAKES OR SHARES IN OTHER ENTITIES

	a	b	c	d	e		f	g	h	i
No	name with indication of legal form	location	activity	book value of shares	entity's equity, including:		% of share capital owned	Share in votes on the General Shareholders Meeting	unpaid share capital	dividends and share in profits received and due for the last year
						share capital				
1	Polkomtel S.A.	Warszawa	cellular telecommunication services			2 050 000	19,61%	19,61%	-	-
2	AWSA Holland II B.V.*	Amsterdam	bearing of shares and managment of Dutch law limited liability company, as well as granting collateral for liabilities of third parties and all other activity related to that subject. Dominant Company of Autostrada Wielkopolska S.A.				9,22%	9,22%	-	-
3	NFI Piast S.A.	Warszawa	financial broker	1 984			4,88%	4,88%	-	-
4	WODKAN S.A.	Ostrow Wielkopolski	sewage system and water services			40 003	3,57%	3,57%	-	2
5	Polimex-Cekop S.A. *	Warszawa	foreign and domestic trade of chemicals, building production and designing services				0,52%	0,52%	-	-
6	Huta Stalowa Wola S.A. Zaklad Sprezynowania 1)*	Stalowa Wola	weapons and army equipment production				0,17%	0,17%	-	-
7	Stocznia	Gdynia	shipyard	180			0,12%	0,12%	-	-

	Gdynia S.A.*						
9	**Other**	251				-	
TOTAL		**501 608**				-	

[1)] PKN ORLEN 0.08%, Rafineria Nafty Jedlicze S.A. 0.08%, Rafineria Trzebinia S.A. 0.01%

* The Company does not have relevant financial data on entity's equity.

Presented are only those shares in other entities, for which provision was not provided for.

Note 13

SHARE CAPITAL AS AT 31 DECEMBER 2002 Par value of a single share = 1.25 PLN

Series, issue	Type of shares	Type of preference	Number of shares	Series/issue value in nominal value	Method of capital coverage	Registration date	Right divid (sin dat
Series A	bearer	none	336 000 000	420 000	foundation fund and state-owned enterprise fund	01.07.1993	01.07.
Series B	bearer	none	6 971 496	8 714	Contribution of 2,566,200 Rafineria Trzebinia's shares of the value of PLN 57,636 thousand	27.11.1997	01.01.
Series C	bearer	none	77 205 641	96 507	net assets of acquired CPN S.A.	20.05.1999	01.01.
Total number of shares			**420 177 137**				
Total share capital				**525 221**			

SHARE HOLDERS AS AT 31 DECEMBER 2002 (PLN)

	Number of shares	Number of votes	Par value of shares	Share in equity
Nafta Polska S.A.	74 076 299	74 076 299	92 595 374	17,63%
State Treasury	43 633 897	43 633 897	54 542 371	10,38%
Bank of	56 932 910	56 932 910	71 166 138	13,55%

New York (depositary)				
Others*	245 534 031	245 534 031	306 917 539	58,44%
Total	**420 177 137**	**420 177 137**	**525 221 421**	**100.00%**

* According to current report 56/2002 presented on 20 June 2002, Kulczyk Holding S.A. togethe with its subsidiaries owns 23,911,206 shares of PKN ORLEN S.A., which constitutes 5.69% of vo at General Shareholders Meeting of PKN ORLEN S.A.

In July 2000 the Dominant Company issued 11,344,784 bonds series A convertible to ordinary bearer shares series D. The issuance of A series bonds is conducted within the Motivation Progra addressed to members of the Management Board and authorized persons, performing managem functions. The Motivation Program is scheduled for years 2001, 2002 and 2003.

Until the date of preparation of these financial statements the bonds were not acquired. Theref the coversion of bonds to shares did not take place.

Note 22D

LONG TERM LOANS AND BORROWINGS

No	Name with indication of legal form	Location	Amount of loan according to contract		Amount of Interest rate Repayment Collateral date loan to be repaid	
			PLN	currency	PLN	currency
1	Bank Handlowy w Warszawie S.A.**	Warszawa	130 000	-	109 044	-




Company Polski Koncern Naftowy Orlen S.A.
TIDM POKD
Headline Annual Report 2002_PAS cons.4
Released 17:07 23 Apr 2003
Number 3100K

RNS Number:3100K
Polski Koncern Naftowy Orlen S.A.
23 April 2003

NOTE 5G
STAKES OR SHARES IN OTHER ENTITIES

No	A name with indication of legal form	b location	c activity	d book value of shares	e entity's equity, including: share capit	f % o shar capit owne
1	Polkomtel S.A.	Warszawa	cellular telecommunication services		2 050 000	19,61
2	AWSA Holland II B.V.*	Amsterdam	bearing of shares and managment of Dutch law limited liability company, as well as granting collateral for liabilities of third parties and all other activity related to that subject. Dominant Company of Autostrada Wielkopolska S.A.			9,2
3	NFI Piast S.A.	Warszawa	financial broker	1984		4,8
4	WODKAN S.A.	Ostrow Wielkopolski	sewage system and water services		40 003	3,5
5	Polimex-Cekop S.A. *	Warszawa	foreign and domestic trade of chemicals, building production and designing services			0,5
6	Huta Stalowa Wola S.A. Zaklad Sprezynowania 1)*	Stalowa Wola	weapons and army equipment production			0,1
7	Stocznia Gdynia S.A.*	Gdynia	shipyard	180		0,1
9	Other			251		
TOTAL				501 608		

1) PKN ORLEN 0.08%, Rafineria Nafty Jedlicze S.A. 0.08%, Rafineria Trzebinia S.A.
* The Company does not have relevant financial data on entity's equity.
Presented are only those shares in other entities, for which provision was not pro

Note 13

SHARE CAPITAL AS AT 31 DECEMBER 2002 Par value of a single share = 1.25 PLN

Series, issue	Type of shares	Type of preference	Number of shares	Series/issue value in nominal value	Method o cove
Series A	bearer	none	336 000 000	420 000	foundation state-enterpri
Series B	bearer	none	6 971 496	8 714	Contribu 2,566,200 Trzebinia' of the val 57,636 t
Series C	bearer	none	77 205 641	96 507	net ass acquired
Total number of shares			420 177 137		
Total share capital				525 221	

SHARE HOLDERS AS AT 31 DECEMBER 2002 (PLN)

	Number of shares	Number of votes	Par value of shares	Share in equity
Nafta Polska S.A.	74 076 299	74 076 299	92 595 374	17,63%
State Treasury	43 633 897	43 633 897	54 542 371	10,38%
Bank of New York (depositary)	56 932 910	56 932 910	71 166 138	13,55%
Others*	245 534 031	245 534 031	306 917 539	58,44%
Total	420 177 137	420 177 137	525 221 421	100.00%

* According to current report 56/2002 presented on 20 June 2002, Kulczyk Holding S.A. together with its subsidiaries owns 23,911,206 shares of PKN ORLEN S.A., which constitutes 5.69% of votes at General Shareholders Meeting of PKN ORLEN S.A.

In July 2000 the Dominant Company issued 11,344,784 bonds series A convertible to ordinary bearer shares series D. The issuance of A series bonds is conducted within the Motivation Program addressed to members of the Management Board and authorized persons, performing management functions. The Motivation Program is scheduled for years 2001, 2002 and 2003. Until the date of preparation of these financial statements the bonds were not acquired. Therefore the coversion of bonds to shares did not take place.

Note 22D

LONG TERM LOANS AND BORROWINGS

No	Name with indication of legal form	Location	Amount of loan according to contract		Amou Col dat loa be		
			PLN	currency	PLN	currency	
1	Bank Handlowy w Warszawie S.A.**	Warszawa	130 000	-	109 044	-	Wibor + margin

2	Bank Handlowy w Warszawie S.A.**	Warszawa	38 000	-	9 954	-	Wibor margin
3	Bank Handlowy w Warszawie S.A.**	Warszawa, Poznan branch	6 500	-	2 926	-	Wibor + margin
4	BZ WBK S.A.**	Warszawa, Wroclaw branch	100	-	25	-	Wibor + margin
5	Kredyt Bank S.A.**	Warszawa, Lublin branch	4 200	-	3 692	-	Wibor + margin
6	Wojewodzki Fundusz Ochrony srodowiska i Gospodarki Wodnej**	Warszawa	2 341	-	400	-	prefere rate
7	Wojewodzki Fundusz Ochrony srodowiska i Gospodarki Wodnej**	Warszawa, Torun branch	225	-	79	-	fixed r
8	Wojewodzki Fundusz Ochrony srodowiska i Gospodarki Wodnej**	Warszawa, Torun branch	1 500	-	500	-	fixed ra
9	Narodowy Fundusz Ochrony srodowiska i Gospodarki Wodnej**	Warszawa	50 000	-	30 000	-	preferen rate
10	Narodowy Fundusz Ochrony srodowiska i Gospodarki Wodnej**	Warszawa	6 000	-	4 810	-	preferen rate
11	Bank Przemyslowo Handlowy S.A.**	Krakow, Busko Zdroj branch	12 472	4 805 CHF	3 180 CHF	1 127	Libor + margin

12	Bank Przemyslowo Handlowy S.A.**	Krakow, Busko Zdroj branch	31 395	12 096 CHF	16 954	6 010 CHF	Libor + margin
13	Bank Ochrony Srodowiska S.A. **	Warszawa, Rzeszow branch	6 800	-	680	-	fixed ra
14	Bank Ochrony Srodowiska S.A. **	Warszawa, Wloclawek branch	1 100	-	153	-	preferen rate
15	PKO BP S.A. **	Warszawa, Jaslo branch	20 000	-	19 812	-	Wibor + margin
16	PKO BP S.A.**	Warszawa, Jaslo branch	25 000	-	25 000	-	Wibor + margin
17	ING Bank Slaski S.A.**	Katowice, Krosno branch	29 689	-	19 298	-	Wibor + margin
18	ING Bank Slaski S.A.**	Katowice, Krosno branch	11 000	-	7 240	-	Wibor + margin

19	ING Bank Slaski S.A.**	Katowice	11 200	-	8 671	-	Wibor + margin
20	BIG Bank Gdanski S.A.**	Warszawa, Wloclawek branch	20 272	4 490 EUR	7 885	-	Wibor + margin
21	BIG Bank Gdanski S.A.**	Warszawa, Wloclawek branch	27 439	7 123 EUR	11 149	-	Wibor + margin
22	BIG Bank Gdanski S.A.**	Warszawa, Wloclawek branch	30 000	-	13 500	-	Wibor + margin
23	BIG Bank Gdanski S.A.**	Warszawa, Wloclawek branch	117	-	16	-	Wibor + margin
24	LG PETRO BANK S.A.**	Warszawa, Szczecin branch	2 000	-	1 856	-	Wibor + margin
25	Bank Gospodarki Zywnosciowej S.A.**	Warszawa, Gryfice branch	500	-	82	-	preferenti rate

26	Bank Gospodarki Zywnosciowej S.A.**	Warszawa, Gryfice branch	360	-	53	-	preferenti rate
27	Bank Gospodarki Zywnosciowej S.A.**	Warszawa, Plock branch	5 618	-	2 809	-	Wibor + margin
28	Bank Gospodarki Zywnosciowej S.A.**	Warszawa, Plock branch	6 000	-	5 880	-	Wibor + margin
29	PEKAO S.A.**	Warszawa, Jedlicze branch	8 000	-	8 000	-	Wibor + margin
30	PEKAO S.A.**	Warszawa, Szczecin branch	150	-	6	-	Wibor + margin
31	PEKAO S.A.**	Warszawa, Szczecin branch	150	-	50	-	Wibor + margin
32	consortium of banks organized by Bank Handlowy w W-wie S.A.**	Warszawa	103 712	2 200 EUR 94 640 PLN	72 545 EUR 66 248 PLN	1 540	Euribor + margin Wibor + margin
33	CITIBANK INTERNATIONAL PLC**	London	88 482	21 458 EUR	16 170	3 955 EUR	Euribor + margin
	RAZEM		680 322		402 419		

Interest rates of bank loans taken by the Company are based on WIBOR, WIBID in case of loans denominated in PLN or LIBOR, EURIBOR in case of loans denominated in foreign currencies.

Margins applied by banks vary and primarily depend on:

- entity that originally incurred a loan (former CPN, the Parent Company before incorporation, the Parent Company after incorporation, consolidated entities),
- date of repayment of a loan,
- amount of a loan.

Margins based on WIBOR (T/N - 6M) range from 0% to 3,2%.

Margins based on LIBOR (1W - 3M) range from 0,35% to 2,0%

Margins based on WIBID (1M) range atlevel 0,5%

Margins based on EURIBOR (3M - 6M) range from 0,3% to 1,2%

environmental protection and bear preferential interest rates. The creditor in this case is Bank Ochrony Srodowiska S.A.

Interests on preferential loans range from 0.3 to 0.65 rediscount rate.

The Company also acquired loans with preferential interests from the National and Voyvodship Funds for Environmental Protection and Melioration Policy.

Interests on preferential loans range from 0.25 to 0.78 rediscount rate.

** Loan taken by subsidiaries

Note 22E
LONG TERM LIABILITIES FROM THE ISSUE OF SECURITIES

As of the balance sheet date there were no long term liabilities from the issue of securities in the Group

Note 23C
SHORT TERM LOANS AND BORROWINGS

No	Name with indication of legal form	Location	Amount of loan according to contract PLN	currency	Amount of loan to be repaid PLN	currency	Intere rate*
I. Short term							
1	Bank Handlowy w Warszawie S.A. ***	Warszawa, Plock branch	5 500	-	3 806	-	Wibor + margin
2	Bank Handlowy w Warszawie S.A.**	Warszawa, Plock branch	220 000	-	16 730	-	Wibor + margin
3	Bank Handlowy w Warszawie S.A. ***	Warszawa, Lublin branch	5 000	-	4 864	-	Wibor + margin
4	Bank Handlowy w Warszawie S.A. ***	Warszawa, Lublin branch	3 500	-	3 500	-	Wibor + margin
5	Bank Handlowy w Warszawie S.A. ***	Warszawa, Trzebinia branch	900	-	894	-	Wibor + margin
6	Bank Handlowy w Warszawie S.A. ***	Warszawa, Krakow branch	21 700	-	21 774	-	Wibor + margin
7	Bank Handlowy w Warszawie S.A. ***	Krakow, Rzeszow branch	15 000	-	14 503	-	Wibor + margin
8	Bank Handlowy w Warszawie S.A. ***	Warszawa, Wloclawek branch	12 687	3 000 USD	1 468	359 EUR	Libor + margin
9	Bank Handlowy w Warszawie S.A. ***	Warszawa, Poznan branch	5 000	-	4 817	-	Wibor + margin
10	Bank Handlowy w	Warszawa,	-	2 300	7 427	1900 USD	Libor +

		branch					
11	Bank Handlowy w Warszawie S.A. ***	Warszawa, Szczecin branch	1 200	-	5	-	Wibor + margin
12	Bank Handlowy w Warszawie S.A. ***	Warszawa, Szczecin branch	-	-	4	-	Wibor + margin
13	Bank Handlowy w Warszawie S.A. ***	Warszawa, Wloclawek branch	500	-	442	-	Wibor + margin
14	PEKAO S.A. ***	Warszawa, Plock branch	2 000	-	1 515	-	Wibor + margin
15	PEKAO S.A. **	Warszawa, Plock branch	80 000	-	25 478	-	Wibor + margin
16	PEKAO S.A. ***	Warszawa, Lublin branch	13 732	6 494 DEM	2 456	600 EUR	Libor + margin
17	PEKAO S.A. ***	Warszawa, Lublin branch	2 000	-	1 744	-	Wibor + margin
18	PEKAO S.A. ***	Warszawa, Swidnik branch	300	-	284	-	Wibor + margin
19	PKO BP S.A. **	Warszawa, Plock branch	100 000	-	98 894	-	Wibor + margin
20	PKO BP S.A. **	Warszawa, Plock branch	100 000	-	100 586	-	Wibor + margin

21	PKO BP S.A. **	Warszawa, Plock branch	70 000	-	70 410	-	Wibor + margin
22	PKO BP S.A. **	Warszawa, Plock branch	70 000	-	70 410	-	Wibor + margin
23	PKO BP S.A. **	Warszawa, Plock branch	60 000	-	60 023	-	Wibor + margin
24	Bank Przemys(3)owo Handlowy PBK S.A. **	Warszawa, Plock branch	110 000	-	102 200	-	Wibor + margin
25	Bank Przemys(3)owo Handlowy PBK S.A. ***	Warszawa, Lublin branch	2 000	-	1 886	-	Wibor + margin
26	Bank Przemys(3)owo Handlowy PBK S.A. ***	Krakow, Chrzanow branch	40 000	-	24 489	-	Wibor + margin
27	Bank Przemys(3)owo Handlowy PBK S.A. ***	Krakow, Chrzanow branch	3 500	-	3 500	-	Wibor + margin
28	Bank Przemys(3)owo Handlowy PBK S.A. ***	Krakow, Chrzanow branch	1 000	-	798	-	Wibor + margin
29	Bank Przemys(3)owo Handlowy PBK S.A.***	Krakow, Chrzanow branch	2 000	-	2 000	-	Wibor + margin
30	Bank Przemys(3)owo Handlowy PBK S.A. ***	Krakow, Chrzanow branch	1 000	-	806	-	Wibor + margin
31	Bank Przemys(3)owo Handlowy PBK S.A. ***	Krakow, Busko-Zdroj branch	15 000	-	10 625	-	Wibor + margin
32	Bank Przemys(3)owo Handlowy PBK S.A. ***	Warszawa, Poznan branch	2 200	-	1 221	-	Wibor + margin
33	Bank Przemys(3)owo	Krakow, Plock	300	-	50	-	Wibor +

34	Bank Przemys(3)owo Handlowy PBK S.A. *** S.A.,	Krakow, Szczecin branch	1 000	-	503	- Wibor + margin
35	BRE Bank S.A. **	Warszawa	70 000	-	266	- Wibor + margin
36	BRE Bank S.A. ***	Warszawa	10 000	-	6 413	- Wibor + margin
37	Bank Gospodarki Zywnosciowej S.A. **	Warszawa, Plock branch	50 000	-	12 445	- Wibor + margin
38	Bank Gospodarki Zywnosciowej S.A. **	Warszawa, Plock branch	75 000	-	75 000	- Wibor + margin
39	Bank Gospodarki Zywnosciowej S.A.**	Warszawa, Plock branch	75 000	-	75 000	- Wibor + margin
40	Kredyt Bank S.A. ***	Warszawa, Wroclaw branch	930	-	753	- Wibor + margin
41	Kredyt Bank S.A. ***	Warszawa, Wroclaw branch	700	-	300	- Wibor + margin
42	Raiffaisen Bank Polska S.A. ***	Warszawa, Lublin branch	3 000	-	2 995	- Wibor + margin
43	BIG Bank Gdanski S.A. ***	Warszawa, Wloclawek branch	60 000	-	29 254	- Wibid + margin
44	BIG Bank Gdanski S.A. ***	Warszawa, Wloclawek branch	600	-	600	- Wibor + margin
45	BIG Bank Gdanski S.A. ***	Warszawa, Wloclawek branch	600	-	404	- Wibor + margin
46	Bank Ochrony Srodowiska S.A. ***	Warszawa, Wloclawek branch	3 000	-	1 600	- Wibor + margin
47	BNP PARIBAS BANK POLSKA ***	Warszawa, Szczecin branch	8 700	-	5 860	- Wibor + margin

	TOTAL				871 002	-	
II. Long term currently repaid							
49	Bank Handlowy w Warszawie S.A. ***	Warszawa, Poznan branch	6 500	-	1 300	-	Wibor + margin
50	Bank Handlowy w Warszawie S.A. ***	Warszawa	130 000	-	10 903	-	Wibor + margin
51	ING Bank Slaski S.A. ***	Warszawa, Krosno branch	29 689	-	5 938	-	Wibor + margin
52	ING Bank Slaski S.A. ***	Warszawa	-	-	1 445	-	Wibor + margin
53	ING Bank Slaski S.A. ***	Katowice, Krosno branch	-	-	164	-	Wibor + margin
54	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej **	Opole	2 000	-	4	-	fixed rat
55	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej ***	Warszawa, Torun branch	225	-	45	-	fixed rat
56	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej ***	Warszawa, Katowice branch	5 773	-	1 640	-	fixed rat
57	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej ***	Warszawa, Katowice branch	3 000	-	860	-	fixed rat
58	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej ***	Warszawa, Torun branch	1 500	-	404	-	fixed rat
59	Narodowy Fundusz Ochrony Srodowiska i	Warszawa	80 000	-	20 000	-	fixed rat

	Gospodarki Wodnej **						
60	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej ***	Warszawa	2 341	-	800	-	preferent rate
61	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej ***	Warszawa	50 000	-	10 000	-	preferent rate
62	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej ***	Warszawa	6 000	-	680	-	preferent rate
63	Bank Przemys(3)owo Handlowy PBK S.A. ***	Krakow, Busko Zdroj branch	12 472	4 805 CHF	1 060	375 CHF	Libor + margin
64	Bank Przemys(3)owo Handlowy PBK S.A. ***	Krakow, Busko Zdroj branch	31 395	12 096 CHF	5 217	1 849 CHF	Libor + margin
65	Bank Ochrony Srodowiska S.A. ***	Warszawa, Rzeszow branch	6 800	-	1 360	-	fixed rat
66	Bank Ochrony Srodowiska S.A. ***	Warszawa, Rzeszow branch	-	-	55	-	fixed rat
67	Bank Ochrony Srodowiska S.A. ***	Warszawa, Wloclawek branch	1 100	-	369	-	preferent rate
68	BIG Bank Gdanski S.A. ***	Warszawa, Krosno branch	30 000	-	29 828	-	Wibor + margin
69	BIG Bank Gdanski S.A. ***	Katowice, Krosno branch	-	-	158	-	Wibor + margin
70	BIG Bank Gdanski S.A. ***	Warszawa, Wloclawek branch	20 272	4 990 EUR	3 945	-	Wibor + margin
71	BIG Bank Gdanski S.A.	Warszawa,	27 439	7 123	5 578	-	Wibor +

		branch					
72	BIG Bank Gdanski S.A. ***	Warszawa, Wloclawek branch	30 000	-	6 004	-	Wibor + margin
73	BIG Bank Gdanski S.A. ***	Warszawa, Wloclawek branch	117	-	39	-	Wibor + margin
74	Bank Gospodarki Zywnosciowej S.A. ***	Warszawa, Gryfice branch	500	-	165	-	preferent rate
75	Bank Gospodarki Zywnosciowej S.A. ***	Warszawa, Gryfice branch	360	-	120	-	preferent rate
76	Bank Gospodarki Zywnosciowej S.A. *** S.A.,	Warszawa, Gryfice branch	298	-	298	-	preferent rate
77	Bank Gospodarki Zywnosciowej S.A. ***	Warszawa, Plock branch	-	-	1 873	-	Wibor + margin
78	LG Petro Bank S.A. ** *	Lodz, Szczecin branch	390	96 EUR	161	39 EUR	Libor + margin
79	LG Petro Bank S.A. ** *	Lodz, Szczecin branch	2 000	-	135	-	Wibor + margin

80	LG Petro Bank S.A. ***	Lodz, Gdansk branch	604	148 EUR	604	148 EUR	Libor + margin
81	LG Petro Bank S.A. ***	Lodz, Bydgoszcz branch	300	-	127	-	fixed ra
82	PEKAO S.A.***	Warszawa, Szczecin branch	150	-	75	-	Wibor + margin
83	PEKAO S.A.***	Warszawa, Szczecin branch	150	-	75	-	Wibor + margin
84	PKO BP S.A. ***	Warszawa, Poznan branch	2 500	-	486	-	Wibor + margin
85	consortium of banks organized by Bank Handlowy w Warszawie S.A. ***	Warszawa	103 712	94 640 PLN 2 200 EUR	21 146	18 928 PLN 445 EUR	Wibor + margin Euribor margin
86	CITIBANK INTERNATIONAL PLC ***	London	88 482	21 458 EUR	32 732	8 006 EUR	Euribor margin
87	consortium of banks organized by ABN Amro **	Warszawa	781 820	200 000 USD	783 644	200 475 USD****	Libor + margin
88	Kredyt Bank S.A. ***	Warszawa, Wroclaw branch	70	-	2	-	Wibor + margin
89	Bank Zachodni WBK S.A. ***	Warszawa, Wroclaw branch	100	-	50	-	Wibor + margin
	TOTAL				949 489		
	TOTAL I + II				1 820 491		

*Notes to the "Interest rates" are presented in Note 22D

**Loan incurred by the Dominant Company

***Loan incured by subsidiaries

**** Including interest accrued as at 31 December 2002 in amount USD 475 thousan

Note 23D

SHORT TERM LIABILITIES FROM THE ISSUE OF SECURITIES

Securities by kind	Nominal value	Interest rate	Date of repurchase	Guaranties/coll

				(dated 29 June 1995, Journal of Law No.
BONDS	12 900	7,37%	2003.01.22	Collateral based on Bonds (dated 29 June 1995, Journal of Law No.
BONDS	38 240	6,60%	2003.02.21	Collateral based on Bonds (dated 29 June 1995, Journal of Law No. 8
BONDS	37 500	6,48%	2003.02.26	Collateral based on Bonds (dated 29 June 1995, Journal of Law No. 8
BONDS	47 500	6,75%	2003.03.10	Collateral based on Bonds (dated 29 June 1995, Journal of Law No.
BONDS	41 000	6,80%	2003.03.12	Collateral based on Bonds (dated 29 June 1995, Journal of Law No. 8
BONDS	71 800	6,95%	2003.03.17	Collateral based on Bonds (dated 29 June 1995, Journal of Law No. 8
BONDS	48 000	6,96%	2003.03.24	Collateral based on Bonds (dated 29 June 1995, Journal of Law No. 8

END




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Company Polski Koncern Naftowy Orlen S.A.
TIDM POKD
Headline Annual Report 2002_PAS cons.5
Released 17:08 23 Apr 2003
Number 2609K

CAPITAL GROUP OF POLSKI KONCERN NAFTOWY ORLEN

CONSOLIDATED ANNUAL REPORT FOR 2002

PLOCK, APRIL 2003

Further presented Consolidated Annual Report of capital group of PKN ORLEN for 2002 consists of:

- President's Letter
- Consolidated financial statements of capital group of PKN ORLEN for the year ended 31 December 2002
- Management Board Commentary on Business Operations of capital group of PKN ORLEN for 2002
- Auditor's opinion on consolidated financial statements for the year ended 31 December 2002 and auditor's report supplementing the opinion on consolidated financial statements

CAPITAL GROUP OF POLSKI KONCERN NAFTOWY ORLEN

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2002

PLOCK, APRIL 2003

INTRODUCTORY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A. Information about Capital Group

The Dominant Company of the capital group of Polski Koncern Naftowy ORLEN S.A. (further referred to as "Capital Group", "Group") is Polski Koncern Naftowy ORLEN Spolka Akcyjna, located in Plock, Chemikow Str. 7 (further referred to as the "Dominant Company", "Company" or "PKN ORLEN").

The Dominant Company was formed through transformation of a state-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 June 1993 as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" Spolka Akcyjna (joint stock company). It was registered in the District Court in Plock on 1 July 1993 under the registration number RHB VIII 780. The changes in earlier registration under number KRS 28860 in the registration of the District Court for capital city of Warsaw in Warsaw, were introduced on 26 July 2002.

General Meeting of Shareholders of the Dominant Company on 19 May 1999 adopted a resolution on merger of the Dominant Company with Centrala Produktow Naftowych "CPN" S.A. ("CPN") by incorporation of CPN to the Dominant Company. On 7 September 1999 CPN was deregistered and the merger became effective.

In accordance with resolution of the General Meeting of Shareholders dated 19 May 1999, registered in the District Court in Plock on 20 May 1999, the Dominant Company changed its name to Polski Koncern Naftowy Spolka Akcyjna.

In accordance with the resolution of the Extraordinary General Meeting of Shareholders dated 3 April 2000, registered in the District Court in Plock on 12 April 2000, Dominant Company changed its name to Polski Koncern Naftowy ORLEN Spolka Akcyjna.

Structure of share capital of the Dominant Company on 31 December 2002 is as follows:

Issue	Number of shares	Nominal value (PLN)
Series A	336,000,000	420,000,000.00
Series B	6,971,496	8,714,370.00
Series C	77,205,641	96,507,051.25
Total	420,177,137	525,221,421.25

On 15 May 2000 Ordinary General Meeting of Shareholders of PKN ORLEN took a resolution concerning capital increase by issuance of 11,344,784 series D ordinary bearer shares. These shares are to be acquired by bearers of series A bonds convertible to shares with exclusion of pre-emptive rights of the owners of the existing shares. The issuance of the shares was conducted within the Motivation Program presented in Note 13.

In June 2001 the Supervisory Board of PKN ORLEN approved the list of persons eligible to buy series A of bonds convertible to PKN ORLEN series D shares. As at 31 December 2002 the eligibility concerns I and II tranche of these bonds. Until the date of preparation of these financial statements the bonds were not acquired. Therefore, the conversion of bonds to series D shares did not take place. Additional information is presented in Note D and Note 13.

In accordance with the resolution of the General Meeting of Shareholders of the Dominant Company dated 19 May 1999 as the result of incorporation of Centrala Produktow Naftowych by the Dominant Company, the scope of activities of Dominant Company was changed. According to the statutory regulations dated 19 May 1999 and its further changes dated 28 July 2002, the Dominant Company's activities include production, trade, services, in particular:

- processing of crude oil and manufacturing of oil-derivative / refinery and petrochemical products and semi-finished products
- domestic and foreign trade on own account, on commission and as consignee, including in particular: the trade of crude oil, oil-derivative products and other fuel, the sale of motor vehicles, parts and accessories for them as well as sale of consumer and industrial goods.
- research and development activity, project work, construction and production activities on own account and as the consignee, in the areas of manufacturing, storage, packaging and trade in solid, liquid and gaseous oil products, secondary chemical products as well as transportation: by land, by trail, water and by pipeline,
- transportation activity including land transport, trail transport, water and pipeline transport,
- storage of oil and liquid gas, creation and management of oil stock according to the appropriate regulations,
- services connected to the principal activity, especially:
  - land and sea reloading,
  - refining of gas and oil including ethylisation, dyeing and blending of components,
- purchase, trade and processing of used lubricant oil and other chemical waste,
- manufacturing, transportation and trade in electrical and heating energy,
- overhaul of the appliances used in core activities, especially refinery and petrochemical appliances, oil storage appliances, oil stations and means of transportation,
- metal production and processing of plastic raw materials,
- operation of gas stations, bars, restaurants and hotels,
- capital investment activity, in particular: purchasing and trade of shares and stock in Polish and foreign trade,
- activities in the area of education, professional schooling and internal human capital services.

The activity is designated by Code PKD 2320 (Polish Activity Classification) – processing of crude oil. The PKN ORLEN Group runs a business within segments of production and distribution of crude oil products and in chemical segment.

The Dominant Company is the biggest refinery and producer of petrochemicals in Poland and after the incorporation of CPN, the leading distributor of motor fuels in Poland.

Within the basic activity of the Capital Group there are two branch segments: refining and chemical.
The Refinery Segment consists of crude oil processing and whole- and retail sales of refinery products comprising mainly gasolines. The Chemical Segment comprises production and sales of petrochemicals, fertilisers and PVC.

The PKN ORLEN Group consists among others of:

- The capital group of Rafineria Trzebinia S.A. producing fuels, lubricant and industrial oils, paraffin and asphalt,
- The capital group of Rafineria Nafty Jedlicze S.A. producing motor fuels, oils and re-processing used lubricant oil,
- Inowroclawskie Kopalnie Soli "Solino" S.A. producing industrial brine and vacuum salt as well as storing of crude oil and fuels,
- The capital group of Anwil S.A., the major client for ethylene from the Dominant Company, producing mainly fertilisers and PVC,
- Entities engaged in trading and distribution of refinery products.

The Company exercises a significant influence on Naftoport Sp. z o.o., involved in reloading of crude oil imported by sea.

The Dominant Company controls its subsidiaries and has the significant influence on associates.

The composition of the Supervisory Board of PKN ORLEN as of 31 December 2002 was the following:

- Maciej Gierej - President of the Supervisory Board
- Edward Grzywa - Member of the Supervisory Board
- Krzysztof Kluzek - Member of the Supervisory Board
- Andrzej Kratiuk - Member of the Supervisory Board
- Ryszard Lawniczak - Member of the Supervisory Board
- Grzegorz Mroczkowski - Secretary of the Supervisory Board
- Krzysztof Szlubowski - Member of the Supervisory Board
- Jan Waga - Vice-President of the Supervisory Board

- Jozef Wozniakowski - Member of the Supervisory Board

The composition of the Supervisory Board of PKN ORLEN as of the day of preparation of these consolidated financial statements was the following:

- Maciej Gierej - President of the Supervisory Board
- Jan Waga - Vice-President of the Supervisory Board
- Edward Grzywa - Member of the Supervisory Board
- Krzysztof Kluzek - Member of the Supervisory Board
- Andrzej Kratiuk - Member of the Supervisory Board
- Ryszard Lawniczak - Member of the Supervisory Board
- Jacek Bartkiewicz - Secretary of the Supervisory Board
- Krzysztof Szlubowski - Member of the Supervisory Board
- Jan Waga - Vice-President of the Supervisory Board

The composition of the Management Board of PKN ORLEN as of 31 December 2002 and as of the day of preparation of these consolidated financial statements was the following:

- Zbigniew Wrobel - President of the Management Board, General Director,
- Slawomir Golonka - Vice-President of the Management Board, Sales Director,
- Andrzej Macenowicz - Vice-President of the Management Board, Human Resources and Management Systems Director,
- Jacek Strzelecki - Vice-President of the Management Board, Chief Financial Officer,
- Janusz Wisniewski - Vice-President of the Management Board, Production and Development Director.

During year 2002 the following changes in composition of the Management Board took place:

On 8 February 2002 following members were dismissed from the Management Board:

- Andrzej Modrzejewski- President of the Management Board,
- Jaroslaw Tyc- Vice-President of the Management Board,
- Andrzej Dretkiewicz- Member of the Management Board.

On 7 March 2002 following members were dismissed from the Management Board:

- Czeslaw Bugaj- Member of the Management Board,
- Wladyslaw Wawak- Member of the Management Board,
- Wojciech Weiss- Member of the Management Board.

On 28 June 2002 mandate of Vice-President of the Management Board Krzysztof Cetnar has expired.

On the 8 February 2002 the following were appointed to the Management Board:

- Zbigniew Wrobel,
- Slawomir Golonka,
- Andrzej Macenowicz.

On 7 March 2002 Janusz Wisniewski was appointed to the Management Board.
On 11 July 2002 Jacek Strzelecki was appointed to the Management Board.

During year 2002 the following changes in composition of the Supervisory Board took place:

On 8 February 2002, due to appointment to the Management Board Slawomir Golonka, Member of the Supervisory Board, was dismissed. Grzegorz Mroczkowski was appointed to the Supervisory Board in the place of Slawomir Golonka (since 7 March Secretary of the Supervisory Board).

On 21 February 2002 the following members were dismissed from the Supervisory Board:

Jerzy Idzik - Member of the Supervisory Board
Marcin Gizewski - Secretary of the Supervisory Board
Kalina Grzeskowiak-Gracz - Member of the Supervisory Board
Stanislaw Kondracikowski - Member of the Supervisory Board
Aleksander Olasa - Member of the Supervisory Board
Szczepan Targowski - Member of the Supervisory Board
Marek Wasowicz - Member of the Supervisory Board

On 21 February 2002 the following were appointed to the Supervisory Board:

Maciej Gierej - Member of the Supervisory Board (since 28 June 20002 President of the Supervisory Board)
Edward Grzywa - Member of the Supervisory Board
Krzysztof Kluzek - Member of the Supervisory Board
Andrzej Kratiuk - Member of the Supervisory Board
Ryszard Lawniczak - Member of the Supervisory Board
Krzysztof Szlubowski - Member of the Supervisory Board
Jan Waga - Member of the Supervisory Board (since 7 March 2002 Vice-President of the Supervisory Board)

On 28 June 2002 Andrzej Herman, President of the Supervisory Board was dismissed, Jozef Wozniakowski was appointed to the position of member of the Supervisory Board.

On 19 February 2003 PKN ORLEN received information on Jozef Wozniakowski resignation on 14 February 2002 from the position of member of the Supervisory Board. Jozef Wozniakowski was appointed to the position of Undersecretary in the Ministry of State Treasury.

On 27 March, the Management Board informed, that on 25 March, Jacek Bartkiewicz was appointed to Supervisory Board of the Dominant Company by the State Treasury. Simultaneously, Grzegorz Mroczkowski – until now the Secretary of the Supervisory Board – was dismissed.

B. The entities of PKN ORLEN Group

a) Consolidated subsidiaries and associates

Name and location	Activity	Appropriate court or institution maintaining register	Cost of purchase	Balance sheet carrying value of shares	Percent share c own
)RLEN Gaz Sp. z o.o. – Plock [1)]	Liquid gas trading	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	24,824	-	100.0
)RLEN PetroCentrum Sp. z o.o. – lock	Liquid fuels trading	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	21,000	-	100.0
)RLEN Medica Sp. z o.o. – Plock	Medical activity	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	13,273	-	100.0
)RLEN Budonaft Sp. z o.o. – :rakow	Building and repair services	Register Court in Krakow, Economic – Register Department, under the registration number RHB 7109	3,795	-	100.0
)RLEN Polimer Sp. z o.o. – Plock	Sale of polymers	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	2,000	-	100.0
)RLEN Powiernik Sp. z o.o. – Plock	Trustee services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	4	-	100.0
)RLEN KolTrans Sp. z o.o. Plock	Transport services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	40,796	-	99.8
)RLEN Transport Szczecin Sp. z o.o. Szczecin	Transport services	District Court in Szczecin, XI Economic – Register Department	3,409	-	99.5
)RLEN Transport Lublin Sp. z o.o. – ublin	Transport services	District Court in Lublin, XI Economic Department of KRS (National Court Register)	15,921	-	98.4
)RLEN Transport Krakow Sp. z o.o. Krakow	Transport services	District Court for Krakow Srodmiescie, XI Economic Department of KRS (National Court Register)	11,132		98.1
)RLEN Transport Plock Sp. z o.o. – lock	Transport services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	25,780	-	97.5
)RLEN Transport Nowa Sol Sp. z .o. – Nowa Sol	Transport services	District Court in Zielona Gora, VIII Economic Department of KRS (National Court Register)	9,760	-	96.7
:aklad Budowy Aparatury S.A. – lock	Industry machinery manufacturing	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	17,381	-	96.5

) Consolidated subsidiaries and associates (continued)

Name and location	Activity	Appropriate court or institution maintaining register	Value of shares bought	Balance sheet value of shares	Percent[illegible] share [illegible] ow[illegible]
·RLEN Transport Poznan Sp. z o.o. – oznan	Transport services	District Court in Poznan, XXI Economic Department of KRS (National Court Register)	10,865	-	96.[illegible]
·RLEN Transport Slupsk Sp. z o.o. – lupsk	Transport services	District Court in Slupsk, VI Economic – Register Department	6,515	-	96.1
·RLEN Transport Warszawa Sp. z .o. – Warszawa	Transport services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	5,945	-	94.[illegible]
·RLEN Transport Olsztyn Sp. z o.o. Olsztyn	Transport services	District Court in Olsztyn, VII Department of KRS (National Court Register)	5,667	-	92.[illegible]
·rlen Oil Sp. z o.o. – Krakow :onsolidated financial statements) [3]	Chemicals, petrochemicals and refinery products trading	District Court for Krakow-Srodmiescie in Krakow, XI Economic Department of KRS (National Court Register)	40,198	-	92.29
·RLEN PetroTank Sp. z o.o. – Videlka	Liquid fuels trading	District Court in Rzeszow, XII Economic Department of KRS (National Court Register)	36,247	-	90.[illegible]
·RLEN Transport Kedzierzyn-Kozle p. z o.o. – Kedzierzyn-Kozle	Transport services	District Court in Opole, VIII Economic Department of KRS (National Court Register)	4,676	-	88.[illegible]
etrotel Sp. z o.o. – Plock	Telecommunication services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	7,282	-	88.[illegible]
·RLEN PetroProfit Sp. z o.o. – liemce (consolidated financial :atements) [3]	Liquid fuels trading	District Court in Lublin, XI Economic Department of KRS (National Court Register)	13,536	-	85.[illegible]
·RLEN WodKan Sp. z o.o. - Plock	Repair of water supply and sewage installation	District Court in Plock Economic Department	1,810	-	82.[illegible]
.afineria Trzebinia S.A. – Trzebinia :onsolidated financial statements) [3]	Production activity, crude oil processing	District Court for Krakow-Srodmiescie in Krakow, XII Economic Department of KRS (National Court Register)	74,503	-	77.[illegible]
.nwil S.A. – Wloclawek :onsolidated financial statements) [3]	Production of PVC and fertilizers	District Court in Torun, VII Economic Department of KRS (National Court Register)	176,200	-	76.[illegible]
.afineria Nafty Jedlicze S.A. – :dlicze (consolidated financial :atements) [3]	Production activity, crude oil processing	District Court in Rzeszow, XII Economic Department of KRS (National Court Register)	64,000	-	75.[illegible]
ıowroclawskie Kopalnie Soli SOLINO" S.A. – Inowroclaw	Industrial brine production, trading services	District Court in Bydgoszcz, XIII Economic Department of KRS (National Court Register)	17,559	-	70.[illegible]
·RLEN Mechanika Sp. z o.o. - Plock	Repair services for mechanical divisions	District Court in Plock Economic Department	3,021	-	68.1
rzedsiebiorstwo Uslug Morskich hip Service S.A. – Szczecin :onsolidated financial statements) [3]	Port services for ships, loading and warehousing services.	District Court in Szczecin, XVII Economic Department of KRS (National Court Register)	22,800	-	60.[illegible]
·RLEN Automatyka Sp. z o.o. - lock	Repair services for automatic divisions	District Court in Plock Economic Department (Economic Department)	1,258	-	52.[illegible]
·RLEN PetroZachod Sp. z o.o. – oznan	Liquid fuels trading	District Court in Poznan, XXI Economic Department of KRS (National Court Register)	9,200	-	51.[illegible]
[illegible]	Repair of heat and power [illegible]	[illegible]	1,230	-	51.[illegible]

		Economic Department			
etrolot Sp. z o.o. – Warszawa	Trade and service activity	District Court for capital city of Warsaw in Warsaw, XX Economic Department of KRS (National Court Register)	10,220	-	51.(
›RLEN Eltech Sp. z o.o. - Plock	Repair services for electrical division	District Court in Plock, Economic Department	1,071	-	51.(
›RLEN Projekt S.A. – Plock	Technological and construction designing services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	765	-	51.(

›RLEN EnergoRem Sp. z o.o. - lock	Repair activities for petrochemical division	District Court in Plock, Economic Department	918	-	51.(
›RLEN Wir Sp. z o.o. - Plock	Repair services for spinning machinery division	District Court in Plock, Economic Department	816	-	51.(
›RLEN Morena Sp. z o.o. – Gdansk[4)]	Wholesale of vehicles' spare parts wholesale and retail sale of fuels	District Court in Gdansk, XII Economic Department of KRS (National Court Register)	5,300	-	50.⁴
Iaftoport Sp. z o.o. – Gdansk	Construction and utilizing of liquid fuels, reloading terminals	District Court in Gdansk, XII Economic Department of KRS (National Court Register)	35,319	48,953	48.7
lexpol Sp. z o.o. – Plock	Foil production	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	4,800	7,245	40.(
:hemiepetrol GmbH – Hamburg	Trade and intermediary activities regarding chemical and derivative goods	HRB 33084 Amtsgericht Hamburg	397	750	20.(

1) ORLEN Gaz Sp. z o.o. owns 90.40% in Petrogaz Lapy Sp. z o.o , 51.61% in ORLEN Petrogaz Wroclaw Sp. z o.o. Specified companies are consolidated under full method by the Dominant Company
2) Dominant Company – 9.00%, Rafineria Trzebinia S.A. – 75.58%, Rafineria Nafty Jedlicze – 7.71%
3) All entities consolidated by ORLEN PetroProfit Sp. z o.o., Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., Anwil S.A., Orlen - Oil Sp. z o.o. and PUM Ship-Service S.A. are presented in Note 5E.
4) Company is consolidated under full method since 2002.

b) Unconsolidated subsidiaries and associates

No	Name and location	Activity	Percentage of share capital owned	Share in total votes on General Meeting of Shareholders
1.	SAMRELAKS Machocice Sp. z o.o. – Machocice Kapitulne	Hotels and motels with restaurants	100,00%	100,00%
2.	ZAWITAJ Swinoujscie Sp. z o.o. - Swinoujscie	Hotels and motels with restaurants	100,00%	100,00%
3.	Z.W. Mazowsze Leba-Ulinia Sp. z o.o. – Leba	Resting and recreation activity	100,00%	100,00%
4.	Wisla Plock Sportowa S.A. – Plock	Sports activity	100,00%	100,00%
5.	ORLEN Ochrona Sp. z o.o. – Plock	Security services	100,00%	100,00%
6.	CPN Serwis Kielce Sp. z o.o. – Kielce	Maintenance services	100,00%	100,00%
7.	Serwis Gdansk Sp. z o.o. – Gdansk	Maintenance services	100,00%	100,00%
8.	Einhundertzweiunddreissigste Vermoegensverwaltungsgesellschaft mbH - Hamburg	Assets management	100,00%	100,00%
9.	Einhundertdreiunddreissigste Vermoegensverwaltungsgesellschaft mbH - Hamburg	Assets management	100,00%	100,00%
10.	Poliolefiny Polska Sp. z o.o.-Plock	Production and distribution of poliolefins	100,00%	100,00%
11.	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. – Opole	Production and services activity	99,94%	99,94%
12.	Serwis Slupsk Sp. z o.o. – Slupsk	Maintenance services	99,76%	99,76%
13.	Serwis Nowa Wies Wielka Sp. z o.o. – Nowa Wies Wielka	Maintenance services	99,32%	99,32%
14.	D.W. Mazowsze Ustron Sp. z o.o. – Ustron Jaszowiec	Resting and recreation activity	98,73%	98,73%
15.	Petromot Sp. z o.o. – Kedzierzyn-Kozle	Maintenance and trade of passenger cars	97,56%	97,56%
16.	Serwis Rzeszow Sp. z o.o. – Rzeszow	Maintenance services	97,26%	97,26%
17.	Serwis Lodz Sp. z o.o. – Lodz	Maintenance services	97,25%	97,25%
18.	Serwis Podlasie Sp. z o.o. – Bialystok	Maintenance services	89,67%	89,67%
19.	Serwis Mazowsze Sp. z o.o. – Warszawa	Maintenance services	88,50%	88,50%
20.	Serwis Wroclaw Sp. z o.o. – Wroclaw	Maintenance services	83,31%	83,31%
21.	Serwis Krakow Sp. z o.o. – Krakow	Maintenance services	83,20%	83,20%
22.	BHT Dromech S.A.in liquidation – Warszawa	Production	81,14%	81,14%
23.	Serwis Kedzierzyn-Kozle Sp. z o.o. – Kedzierzyn–Kozle	Maintenance services	80,00%	80,00%
24.	Serwis Szczecin Sp. z o.o. – Szczecin	Maintenance services	78,09%	78,09%
25.	Serwis Zachod Sp. z o.o. – Nowa Sol	Maintenance services	74,31%	74,31%
26.	CPN Marine Service Gdansk Sp. z o.o. – Gdansk	Duty store; production, trade	70,00%	70,00%
27.	Centrum Edukacji Sp. z o.o. – Plock	Education and training services	69,43%	69,43%
28.	Serwis Katowice Sp. z o.o. – Katowice	Maintenance services	55,00%	55,00%
29.	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. – Nowa Brzeznica	Liquid gas trading	52,00%	52,00%
30.	Petromor Sp. z o.o. – Gdansk	Storing, confectioning and warehousing of goods	51,31%	51,31%
31.	Serwis Poznan Sp. z o.o. – Poznan	Maintenance services	51,00%	51,00%
32.	Sanatorium Uzdrowiskowe „Krystynka" Sp. z o.o. – Ciechocinek	Preventing and curing, resting and recreation activity	100,00%	100,00%
33.	Przedsiebiorstwo Rolne Agro – Azoty II –Wloclawek Sp. z o.o. Laka k.Koszalina	Agriculture	100,00%	100,00%
34.	RAF – BIT Sp. z o.o. - Jedlicze	Computer services	100,00%	100,00%
35.	Zakladowa Straz Pozarna Sp. z o.o. – Trzebinia	Fire fighting services	99,97%	99,97%
36.	Raf-Sluzba Ratownicza Sp. z o.o. – Jedlicze	Fire fighting and rescue services	88,19%	88,19%
37.	Petromont Sp. z o.o. – Niemce	Trade and building services	85,00%	85,00%
38.	Ran- GGC Sp. z o.o. – Gdansk	Used oils collection	80,63%	80,63%
39.	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A. - Plock	Trade and distribution of gas	80,00%	80,00%
40.	MEDILOGISTYKA Sp. z o.o.	Wholesale and retail trade of pharmaceutical, food and industry products	80,00%	80,00%
41.	PetroUkraina Ltd Sp. z o.o. – Lwow (Ukraina)	Trade	80,00%	80,00%
42.	NTVK – Wilno (Litwa)	Trade activity	76,00%	76,00%
43.	Medikor Sp. z o.o. – Jedlicze	Services and trade activities, medical supervising of work environment and sanitation	73,33%	73,33%
44.	VARIA S.A. – Warszawa	Transport and spedition services, wholesale and retail trade	62,50%	62,50%
45.	Wspolne Ukrainsko-Polskie Przedsiebiorstwo w formie Sp. z o.o. PETRO-UKRAINA– Lwow (Ukraina)	Trade activity	62,00%	62,00%
46.	Ran-Akses Sp. z o.o. – Szczecin	Used oils collection	60,69%	60,69%
47.	Ran-Flex Sp. z o.o. – Kielce	Used oils collection	52,00%	52,00%
48.	Ran-Oil Sp. z o.o. – Tarnow	Used oils collection	51,00%	51,00%
49.	Ran-Sigma Sp. z o.o. – Walbrzych	Used oils collection	51,00%	51,00%
50.	Ran-Kiczmer Sp. z o.o. – Pisarzowice	Used oils collection	51,00%	51,00%
51.	Ran-Dickmar Sp. z o.o. – Tarnobrzeg	Used oils collection	51,00%	51,00%
52.	Ran-Starol Sp. z o.o. – Katowice	Used oils collection	51,00%	51,00%

53.	Ran-Ole-Par Sp. z o.o. – Lodz	Used oils collection	51,00%	51,00%
54.	Ran-Akant Sp. z o.o. – Lublin	Used oils collection	51,00%	51,00%
	Ran-Petromex Sp. z o.o. – Opole	Used oils collection	51,00%	51,00%

55.				
56.	Ran-Watt Sp. z o.o. – Torun	Used oils collection	51,00%	51,00%
57.	Ran-Mega Sp. z o.o. – Gliwice	Used oils collection	51,00%	51,00%
58.	Niezalezny Operator Miedzystrefowy Sp. z o.o. (NOM Sp. z o.o.)	Telecommunication services	35,00%	35,00%
59.	Motell Sp. z o.o. – Morawica	Catering and hotel services	35,00%	35,00%
60.	Petro-Oil CZ s.r.o. – Brno Prikop (Czechy)	Production, trade and services in oil industry	49,00%	49,00%
61.	Ran-Bialy Sp. z o.o. – Bialystok	Used oils collection	46,70%	46,70%
62.	Piast Sp. z o.o. – Krakow	Fuel trade	40,00%	40,00%
63.	Petro-Pak S.A. – Mielec	Production, sales, services	20,00%	20,00%
64.	RAF-Uniwersal Sp. z o.o. – Jedlicze	Trading and services	20,00%	20,00%
	Total			

* Financial data as of 31 December 2002 is not available

** Entity in liquidation/bankruptcy

*** In 2002 the company was not operating

Due to insignificant amounts presented in the financial statements of the individual entities and all above mentioned entities together, the above companies were not consolidated, except for NOM, which is not consolidated due to reasons described in Note 46 e.

C. Format and general rules of preparation of financial statements

The consolidated financial statements were prepared in compliance with the Polish Accounting Standards defined by the amended Accounting Act of 29 September 1994 (Journal of Law No 76, pos. 694,2002, "the amended Accounting Act") and the Decree of the Council of Ministers of 16 October 2001 on type, form and scope of current and periodic information and published by issuers of securities (Journal of Law No 139, pos. 1569 with further changes, the "Decree").

The consolidated financial statements are prepared for the period from 1 January 2002 to 31 December 2002 while the consolidated comparable data comprises: for the balance sheet and balance sheet explanatory notes data as of 31 December 2001, for profit and loss account, cash flow statement and profit and loss explanatory notes – data for the period from 1 January 2001 to 31 December 2001.

The amended Accounting Act is in force from 1 January 2002. In order to provide comparability of data presented in these consolidated financial statements, financial data published in consolidated financial statements for year 2001 was restated.

The financial data from consolidated financial statements for 2001 was restated by application of rules that include regulations concerning presentation of financial statements of the amended Accounting Act with the retrospective effect from 1 January 2001. Changes of the accounting policies introduced by the amendment of the Accounting Act were presented as adjustments of specific captions of the financial statements for 2001 in amount corresponding to the proper period. The effect of changes of accounting policies concerning year 2000 and earlier periods was presented as an adjustment to "retained earnings". Description and material impact of changes in accounting policies resulting from application of the amended Accounting Act, on net profit and the equity of the Company and the Capital Group are presented in Note 63.

The accounting rules applied by the Capital Group in year 2001 were presented in the consolidated financial statements for the year 2001. The accounting rules applied for financial statements for periods beginning in year 2002 and for comparable data referring to 2001 are presented in point D of the introduction.

The consolidated financial statements were prepared under assumption that the Company and other Group entities will continue as a going concern for foreseeable future. As of the date of authorisation of the consolidated financial statements the Management Board states that there are no facts or circumstances indicating any threat of going concern of the Company and significant entities of the Capital Group.

Auditor's opinions to consolidated financial statements of the Group for 2002 and 2001 contained no qualifications.

D. Description of accounting polices adopted by the Capital Group

The financial statements were prepared on the historical cost basis concept except for the following items:

- fixed assets (Note3),
- financial instruments (Note10; Note 46).

Intangible fixed assets

Intangible fixed assets are recognised if it is probable that in the future they will bring economic benefits, which can be attributed directly to these assets. Initially intangible fixed assets are presented at the purchase price or at manufacturing cost. Subsequently, the intangible fixed assets are valued at the purchase price or at manufacturing cost less accumulated amortisation and impairment losses. Intangible fixed assets are amortised using straight-line method over their estimated economic life. Amortisation rates resulting from tax regulations are used only if they correspond with the economic life of the intangible fixed assets. The correctness of applied periods and depreciation rates are verified at regular intervals, at least at the end of the financial year, and any necessary adjustments to amortisation charges are made in subsequent periods. Typical amortisation rates applied in reference to intangible fixed assets:

Licences, patents and similar assets	7- 50%
Computer software	10- 50%

Research and development costs

Expenses on research are treated as costs at the moment when they are incurred. Costs of completed development projects conducted for own needs, incurred before the production is commenced or technology is applied, are treated as intangible fixed assets, if:

- product or technology of production is clearly set, and related to them costs of development are reliably determined,
- technical usefulness has been confirmed and properly documented and on this basis the entity decided to manufacture the products or to apply the technology,
- the costs of completed research will be covered – according to estimations – by sales of the products or application of the technology.

The period of amortisation of development costs does not exceed 5 years.

Goodwill

Goodwill is the positive difference between purchase price of certain entity or its organised part and the fair value of the net assets taken over. If the purchase price of the entity or its organised part is lower than the fair value of assets taken over, the difference constitutes the negative goodwill.

The excess of the purchase price over the fair value of net assets of the acquired company is presented as goodwill in assets of the company to which the assets of the joint companies were transferred or in assets of a new company set up as the result of the merger.

Goodwill is amortised not longer than 5 years. Amortisation is charged on the straight line basis and is treated as other operating cost. In cases other than described in the paragraph below, the negative goodwill up to the value not exceeding fair value of acquired fixed assets, excluding long term financial assets quoted on regulated stock markets, is treated as deferred income and amortised over a period calculated as weighted average of economic life of acquired amortisable and depreciable assets. Negative goodwill in amount exceeding fair value of fixed assets, excluding long term financial assets quoted on regulated stock markets, is treated as income as of the day of merger.

The negative goodwill is written off into other operating income in amount relating to the value of reliably estimated future losses and costs estimated by the acquiring company as of the day of merger, though not constituting liabilities. The write-off is made in the reporting period, in which the losses and costs influence the financial result. If the losses and costs were not incurred in previously estimated reporting periods, the negative goodwill related to them is written off in the manner described above.

Tangible fixed assets

Tangible fixed assets, excluding land and real estate classified as investments, are stated at purchase price or manufacturing cost subject to revaluation less accumulated depreciation and impairment losses. At the moment of disposal or liquidation of a fixed asset the purchase price or manufacturing cost and its accumulated depreciation are removed from books and any profit or loss on its disposal is presented in income statement. Land is valued at purchase price less impairment losses.

Costs incurred after a fixed asset is put into operation, such as: overhauls and maintenance influence financial result of the reporting period in which they were incurred. If it is possible to prove that the incurred costs increased the future economic benefits resulting from ownership of the fixed asset exceed the benefits previously assumed, the incurred costs increase the initial value of the fixed asset.

Tangible fixed assets are depreciated using the straight-line method over their estimated useful economic lives. Depreciation rates resulting from tax regulations are used only if they correspond with the economic life of the fixed assets. The correctness of applied periods and depreciation rates are verified at regular intervals, which results in proper adjustments of depreciation charges in subsequent periods.

Typical depreciation rates applied to tangible fixed assets are as follows:

Buildings and constructions	1.5% - 10%
Plant and machinery	4% - 30%
Transportation vehicles	6% - 20%
Other tangible fixed assets	8.5% - 25%

Low-value assets of estimated useful life below 1 year and cost less than PLN 3.5 thousand are fully expensed when brought into usage.

The impairment losses on a fixed asset, which previously was subject to revaluation, are deducted from the revaluation reserve attributed to given fixed asset. In case the impairment loss exceeds the revaluation reserve attributed to this fixed asset, the difference is expensed in the reporting period in which the impairment loss was recognised.

Acquired perpetual leasehold of land and acquired cooperative title to premises are recorded as fixed assets and depreciated over their economic life.
The Capital Group does not recognise perpetual leasehold of land acquired based on administrative decisions in earlier periods due to the fact that the historical value of such right cannot be reliably determined.

Construction in progress

Construction in progress is recorded at total costs directly attributable to its purchase or manufacture less impairment charges. Construction in progress includes also materials purchased for construction in progress. Construction in progress is not depreciated until it is completed and put into operation.

Financial lease

Assets used under lease, tenancy agreements or other agreements complying with the criteria set by the amended Accounting Act are treated as fixed assets and presented at lower of the two: fair value of the leased asset at the beginning of the lease contract and current value of minimal lease payments.

Assets leased out, tenancy agreements or other agreements complying with the criteria set by the amended Accounting Act are treated as long term receivables and presented at the amount of net leasing investment.

Real estate investments

Real estate investments may comprise land and real estate, purchased in order to bring benefits such as rent or increase in real estate value. Real estate used to earn the above mentioned economic benefits but not purchased for that purpose are treated as fixed assets. Real estate investments are valued according to the fair value.

Investments in subordinates

Shares in subordinates are presented in unconsolidated financial statements at cost of purchase less impairment losses. In the consolidated financial statements significant subordinates are fully consolidated or consolidated under equity method.

Goodwill on consolidation of subsidiaries is calculated as a surplus of the purchase price of shares in the subsidiary over corresponding share in net assets of subsidiary based in their fair value on the date of obtaining control. Goodwill on consolidation of associates is calculated as a surplus of the purchase price of shares in the associate over corresponding share in net assets of associate on the date of obtaining significant influence. Goodwill on consolidation is charged to income statement using straight-line method over period not longer than five years.

Negative goodwill on consolidation of subsidiaries is calculated as a surplus of share in net assets of subsidiary based on their fair value on the day of obtaining control over the purchase price of shares in a subsidiary. Negative goodwill on consolidation of associates is calculated as a surplus of value of share in equity of associate as at the date of obtaining significant influence over the purchase price of shares in associate. Negative goodwill is charged over period calculated as weighted average economic useful life of the depreciable assets acquired.

Inventories

Inventories are stated at the net realisable value being the lower of purchase price or manufacturing cost and net selling price. Different types of inventories are valued using weighted average method in a following manner:

Raw materials:	Purchase cost
Semi-finished products and work in progress:	Cost of manufacture
Finished goods:	Cost of manufacture
Goods for resale:	Purchase cost

Indirect costs included in manufacturing costs comprise among others: the part of fixed, indirect production costs, which correspond with level of normal operating capacity utilisation.

The net realisable value is determined as possible to obtain, as of the balance sheet date, selling price less VAT and excise, less any rebates, discounts and any other similar decreases in value and costs spent on making the item available for sale and enabling the sale.
Inventories that lost their economic usefulness are accounted for as costs.

Receivables

Receivables are stated at amount due less allowances. Allowances are recognised either based on the analysis of possibility of collection of receivables from individual debtors or when the contractor goes into bankruptcy or liquidation.

Allowances for bad debts are treated as other operating or financial costs – depending on the kind of the receivables, to which the allowance refers.

Written-off, overdue and bad debts diminish the previously made allowances for their value.

Written-off, overdue and bad debts for which no allowances were made or which were not fully allowed for, are treated as other operating costs or financial costs.

Cash and cash equivalents

Cash and other cash assets include cash on hand and cash in banks, cash in transit and other cash assets. Cash includes assets in form of domestic currency and foreign currencies. Cash and cash equivalents are stated at nominal value.

Prepayments and deferred costs

Deferred costs are expenses relating to a period later than that in which they were incurred. Such deferred costs mainly include the following: cost of excise duty (concerning inventory of goods), cost of catalysts, costs of insurance, cost of advertising concerning patronage agreements and leasing costs.

Financial instruments

Financial instruments are presented and valued in accordance with Decree of the Minister for Finance dated 12 December 2001 on detailed rules of recognition, valuation methods, scope of disclosure and way of presentation of financial instruments ("Decree on financial instruments").

Financial instruments are classified into the following categories:

a) held-for-trade financial assets and liabilities,
b) loans granted and own receivables,
c) financial assets held to maturity,
d) financial assets available for sale.

Derivatives and embedded derivatives are also financial instruments.

Short term financial assets held-for-trade are treated as assets acquired principally for the purpose of generating economic benefit from short-term changes in price and fluctuations of other market factors or short maturity of the acquired instrument, and other financial assets too, irrespective for intentions, which lead to conclusion of the contract, if they constitute an element of portfolio of similar financial assets, the realisation probability of intended economic benefits in a short time is considerable.

Current financial assets or financial liabilities comprise financial derivatives, except when an entity recognises concluded contracts as hedging instruments.

Financial assets arisen directly due to cash transfer to the other party of the contract, providing that the contract meets requirements determined in proper paragraphs of amended accounting act are treated as loans granted and own receivables, irrespective of their maturity.

Financial assets not classified as loans granted and own receivables, for which the concluded contracts determine the maturity of nominal value and right to obtain at set dates economic benefits, for example, interests of constant or determinable amount, providing that the entity intends and is able to hold the assets until maturity, are classified as held-to-maturity financial assets.

Other financial assets, not meeting requirements classifying them into categories enumerated in points a) to c) are treated as financial assets available for sale.

Financial assets are carried at their fair value (without any deduction for transaction costs which the entity would incur in case of selling the assets) excluding:

a) loans granted and own receivables not available for sale,
b) financial assets held to maturity,
c) financial assets for which market price set on regulated active market does not exist or for which it is unworkable to measure their fair value reliably,
d) hedged financial assets.

Financial assets not valued at their fair value are valued in the following manner:

- loans granted and own receivables, excluding those held for trading - at the amortised cost, estimated by using effective interest rate regardless if the entity is going to held it until maturity or not,
- financial assets, for which the maturity is set - at adjusted purchase price estimated by using effective interest rate,
- financial assets, for which the maturity is not set - at the purchase price.

Financial liabilities are valued at the amortised cost, excluding financial liabilities held-for-trade and derivatives, which are stated at fair value.

Derivatives and embedded derivatives

Derivatives possessed by the Group are usually not accounted for as hedging instruments and are classified as short term assets and carried at fair value, with any changes to their fair value charged to income statement. Derivatives are among others: forward and futures contracts, options and swap contracts.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract,
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative,
- it is possible to determine reliably value of the embedded derivative,
- the hybrid (combined) instrument is not measured at fair value and changes in its fair value is not charged to net profit or loss.

Embedded derivatives are accounted for in a manner similar to separate derivatives that are not categorised as hedging instruments.

Equity

Equity is presented in books by category in accordance with rules determined by law and the company's statute.

Share capital is stated at nominal value in compliance with the statutory regulations and the relevant entry in the Company's Register.

Declared but not paid share capital is accounted for as unpaid share capital. Own shares and unpaid share capital decrease the value of equity of the Company.

The reserve capital is supplied from the share of net profit, transfer of revaluation reserve and share premium.

Equity arisen due to conversion of securities, liabilities and loans into shares is presented at nominal value of these securities, liabilities and loans, adjusted by not amortised discount or premium, interests accrued and not paid to the day of conversion, which will not be paid, unrealised foreign exchange differences and capitalised issuance costs.

Revaluation reserve was established as result of the fixed assets revaluation as at 1 January 1995. In case of disposal or liquidation of a fixed asset item, the corresponding part of revaluation reserve is transferred to reserve capital.

Moreover, reserve capital is increased by the difference between fair value and purchase price, less deferred tax, of the asset if market price set on regulated active market exists or for which it is workable to measure their fair value reliably.

Impairment losses on fixed asset, which previously was subject to revaluation, diminishes the revaluation reserve attributed to the fixed asset. If impairment loss exceeds the revaluation reserve attributed to given fixed asset, the difference is expensed in the reporting period in which the impairment loss was recognised.

Formation costs diminish the reserve capital up to the amount of share premium. The remaining part of formation costs is expensed as financial cost.

Provisions for liabilities

Provisions are set for:

1) certain or highly probable future liabilities, amount of which can be reliably estimated, particularly for losses on economic transactions in progress, including guarantees granted, borrowing transactions, results of legal actions,

2) future liabilities resulting from restructuring, if basing on separate rules the Company is obliged to perform it or binding agreements were concluded and the restructuring plans allow to estimate reliably the value of future liabilities.

The above mentioned provisions are expensed as: other operating costs, financial costs or extraordinary losses, depending on circumstances to which the future liabilities corresponds.
Occurrence of the liability for which the provision was set diminishes the provision.

Provision for jubilee and retirement bonuses

According to remuneration schemes, employees are entitled to jubilee bonuses upon completion of a certain number of years in service and to retirement allowances paid on retirement. The amount of bonuses depends on employee's average remuneration and length of service. The employees receive also a one–off payments on retirement. Pensions are paid to employees who prove permanent disability to work. The amount of bonuses depends on employee's average remuneration and length of service. The costs of jubilee and retirement/pension bonuses are accrued in Company on a basis of an independent actuarial valuation. According to the amended Accounting Act the provisions for jubilee and retirement bonuses are presented in the balance sheet in caption "Liabilities and provisions for liabilities" as "Provision for retirement benefits and similar bonuses".

Equity compensation plan costs

Convertible bonds, issued by the Company as the part of the employee compensation plan, are recognised at the moment of granting the employee an option to buy convertible bonds. As of balance sheet date, the fair value of the convertible bonds is recognised as remuneration expense and presented in short term payables. The fair value is estimated on the basis of historical volatility of listed shares and Black-Scholes' model

Environmental costs

Provisions for certain or highly probable costs or losses resulted from environment protection law are recorded in case of existence of law requirements or Company's policy regarding elimination of pollution of environment or harmful items, simultaneously the amount of future expenses or losses is possible to be estimated.

Credits and loans

Costs of loans and borrowings are recognised in principle at the moment of occurrence. Costs of loans and borrowings are capitalised only in case if they directly refer to acquisition, construction or manufacture of certain element of assets. Costs of loans and borrowings are capitalised until the element of assets is ready for planned use. Providing that the net book value of an asset is greater than the value possible to recover, the net book value is decreased by the write-off resulting from impairment.

Loans are initially recorded at the amount of inflows received, decreased by transaction costs. Subsequently they are presented at the amortised purchase price with use of effective interest method. The difference between net inflows and maturity amount is reflected in net profit or loss in the period of loan.

Foreign currency transactions

At the balance sheet date assets and liabilities denominated in foreign currencies are recorded as follows:

- assets (excluding stakes in subordinates accounted for under equity method) – at the call exchange rate applied by the basic bank which renders services for the company, not higher than average exchange rate set for the given currency by the National Bank of Poland ("NBP") for this date,
- liabilities – at the put exchange rate applied by the basic bank which renders services for the company, not lower than average exchange rate set for the given currency by the NBP for this date.

Exchange rate differences concerning long term investments denominated in foreign currencies, arising at the day of their valuation are credited to revaluation reserve. If the revaluation amount was not settled to the valuation date, the negative valuation change of the investment previously revaluated, debits the revaluation reserve to the amount at which the revaluation reserve was credited. In other cases the results of negative valuation change are recognised as financial costs. Increase in valuation of specified investment, directly connected with its previous negative valuation, treated as financial costs, is recognised, to the level of these costs as financial income.

Exchange rate differences concerning other assets and liabilities denominated in foreign currencies, arising at the date of their valuation and on settlement of receivables and liabilities denominated in foreign currencies are classified respectively to financial gains or expenses and in legitimate cases to purchase price or manufacture costs of fixed assets.

Sales

The sales revenues comprise amounts due or received from sales, including excise, less VAT. Revenues from sales are recognised in situation when it is probable that the company will receive economic benefits resulting from transactions and when amount of the revenues can be reliably estimated.

Sales of goods and materials is recognised at the moment of delivery, which results in transfer of risk and benefits stemming from ownership of these goods and products. Income on services are recognised in proportion to the completion, providing that it is possible to estimate it reliably. In case it is not possible to estimate reliably the effect of transaction related to services rendering, income on the services are recognised only to the value of costs incurred in relation to it.

Costs

Costs are accounted for in period they relate to. Costs are accounted for both by type and by function. Cost of goods sold includes direct costs of goods and justifiable part of indirect costs. General and administration expenses include costs of the Capital Group's general operations and its management. Selling and distribution costs are the costs incurred in relation with sales of products and goods for resale and include the particularly excise tax related to sale of products of the Capital Group.

Dividends

Dividends receivable are accounted for as financial income as of the day when the proper body concludes about profit division resolution, unless the resolution determines another day of right to the dividend

Net profit or loss

Net profit or loss is constituted by:

- operating profit or loss, including this resulting from other operating income and costs,
- financial operations result,
- extraordinary operations result,
- compulsory amounts reducing profit resulting from income tax, the payer of which is the entity, and payments equal to it, on the basis of separate regulations.

Result on operating activity is calculated as the difference between net income on sales of products, goods and materials adjusted by grants, discounts, rebates and other increases and decreases, excluding VAT and other operating income and cost of products, goods and materials sold, valued at initial cost, increased by all incurred from the beginning of the year general and administration expenses, selling and distribution costs and other operating costs.

Result on financial operations is the difference between financial income, particularly on dividends (shares in profits), interests, profits on investment sales, adjustments of investments values, excess of positive above negative foreign exchange differences, and financial costs, particularly on interests, losses on sales of investments, adjustments of investments values, excess of negative above positive foreign exchange differences.

Result on extraordinary items is the difference between extraordinary profits and losses.

Current liabilities resulting from corporate income tax are calculated in accordance with Polish taxation law.

Due to temporary differences between value book values and tax values of assets and liabilities the Company set up provisions and recognise assets resulting from deferred tax.

Deferred tax asset is set in the amount of future expected tax deduction due to negative temporary differences, which will lower in the future basis for income tax calculation, set in line with prudent valuation principle.

Deferred tax provision is set in the amount of income tax due in the future, due to positive temporary differences, which are differences, which will increase basis for income tax calculation in the future.

The amount of deferred tax asset and provision is set basing on income tax rates binding in the predicted year of occurrence of income tax liability.

Deferred tax asset and provision can be netted off against if there is a title giving right to simultaneous settlement when calculating current tax liability.

Deferred tax asset and provision resulting from operations settled with equity are also reflected in equity.

Impairment

Impairment takes place when there is a considerable probability, that the item of assets controlled by the company will not bring in the future in a considerable part or at all the previously estimated economic benefits. It justifies making an write-off bringing down the net book value of the item of assets to the net sales price, and in case of inability to determine the price – to differently determined fair value.

Write-offs on current assets made in reference to their impairment resulting from their valuation at net realisable value instead of purchase or acquisition prices, or costs of manufacture are accounted for as respectively: other operating costs, costs of goods sold or costs of sales.

Providing that the reason for which the write-off adjusting the value of assets was made, including impairment, is no longer present, the value of all or respective part of previously made write-off increases value of the item of assets and is accounted for as respectively other operating income or financial income.

Contingent liabilities and receivables

Contingent liability is defined as an obligation, arising of which is dependent on occurrence of certain events. Contingent liability is presented in balance sheet unless the probability of outflow of resources embodying economic benefits is insignificant.
Contingent receivables are not presented in balance sheet, but the information about contingent receivables is disclosed, if the inflow of resources embodying economic benefits is probable.

Related party transactions

According to the amended Accounting Act transactions between related parties, which are: the dominant company or significant investor, subsidiaries and associates are presented in the financial statements. Associates and subsidiaries in case of the Company are all entities directly or indirectly associated, directly or indirectly controlled as well as joint ventures.

Investment allowance

In accordance with Decree of Ministry of Finance dated 25 January 1994 on investment allowance and reductions of income tax ("Investment Expenses Decree") and with article 18a of the Corporate Income Tax Act, being in force till 31 December 1999 and with article 3.1 of the Act dated 20 November 1999 on Changes of Corporate Income Tax Act being in force from 1 January 2000, the companies from the PKN ORLEN Group benefited from investment allowance in period 1997-2002. The fixed assets affected by the investment allowance are depreciated for accounting purposes according to normal depreciation rates applied for particular types of fixed assets. The effects of the investment allowance are recorded off-balance sheet and considered only in relation to taxable profits and deferred tax provision purposes.

Management Board estimates

The preparation of consolidated financial statements requires Management to make estimates and assumptions that affect the amounts reported in the financial statements and notes to these financial statements. Actual results may differ from those estimates. Management estimates concern among the others provision setting, accruals and depreciation rates. During 2001 PKN ORLEN Group has changed the estimate of environmental clean-up and remediation costs further presented in Note 21D.

E. Main captions of the consolidated financial statements calculated in EURO together with exchange rates

	2002
NBP average exchange rate at the end of period	4.0202
Arithmetic average of exchange rates (last day of the month)	3.8697
Maximum exchange rate during the period (last day of the month)	3.5910
Minimum exchange rate during the period (last day of the month)	4.0810

SELECTED FINANCIAL DATA	PLN thousand cumulative period: 01.01.2002 - 31.12.2002	EURO thousand cumulative period: 01.01.2002 - 31.12.2002	PLN thousand cumulative period: 01.01.2002 - 31.12.2002	EURO thousand cumulative period: 01.01.2002 - 31.12.2002
I. Net sales of finished products, goods for resale and materials	26,328,379	6,803,726	25,872,333	6,685,876
II. Operating profit	758,613	196,039	658,575	170,188
III. Profit before taxation	772,432	199,610	496,205	128,228
IV. Net profit	479,335	123,869	365,866	94,546
V. Assets (as at the balance sheet date)	14,783,526	3,677,311	14,109,041	3,509,537
VI. Liabilities and provisions for liabilities (as at the balance sheet date)	6,186,620	1,538,884	5,919,574	1,472,458
VII. Long term liabilities (as at the balance sheet date)	424,009	105,470	1,305,952	324,848
VIII. Short term liabilities (as at the balance sheet date)	4,807,099	1,195,736	3,734,775	929,002
IX. Equity (as at the balance sheet date)	7,927,014	1,971,796	7,501,139	1,865,862
X. Share capital (as at the balance sheet date)	525,221	130,645	525,221	130,645
XI. Number of shares (as at the balance sheet date)	420,177,137	420,177,137	420,177,137	420,177,137
XII. Net profit for the year ended 31 December 2002 per share (PLN/EURO)	1.14	0.29	0.87	0.23
XIII. Net book value per share (PLN/EURO)	18.87	4.69	17.85	4.44
XIV. Net cash flow from operating activities	1,359,514	351,323	2,027,092	523,836
XV. Net cash flow used in investing activities	(935,707)	(241,803)	(1,537,295)	(397,265)
XVI. Net cash flows used in financing activities	(449,002)	(116,030)	(462,778)	(119,590)

Selected financial data were calculated into EURO according to the following rules:

- particular captions of assets and liabilities– at the average exchange rate published as at 31 December 2002 – 4.0202 PLN/ EURO,
- particular captions of profit and loss account and cash flow statement– at the exchange rate being an arithmetic mean of average rates published by the National Bank of Poland for the last day of each month in the period from 1 January 2002 to 31 December 2002 – 3.8697 PLN/ EURO.

F. Financial statements according to International Financial Reporting Standards

On 14 April 2003 the Dominant Company prepared consolidated financial statements of the PKN ORLEN Group for 2002 in accordance with International Financial Reporting Standards ("IFRS"). Hyperinflation effects were not included in those financial statements as required by IAS 29 "Financial Reporting in Hyperinflationary Economies". Polish enterprises are obliged to revalue their fixed assets (using the rates set by the Head of Central Statistical Office for the particular groups of fixed assets based on market values) in accordance with relevant ordinances issued by the Minister of Finance. The Company last revalued its fixed assets as of 1 January 1995 to reflect the effects of inflation. The results of revaluation are shown as "Revaluation reserve", which is not distributable. According to IAS 29 "Financial Reporting in Hyperinflationary Economies" value of assets and liabilities are to be stated at revalued cost as at the end of hyperinflationary reporting period and are basis for the valuation of assets and liabilities in financial statements of subsequent periods. Polish economy till the end of 1996 was hyperinflationary economy, but beginning from 1997 the criteria for hyperinflationary economy were not met. This revaluation was not performed in accordance with the provisions of IAS 29 since the Company did not use a general price index and did not subsequently revalue its fixed assets as of 31 December 1996. This revaluation was not performed in accordance with the provisions of IAS 29 since the Company did not use a general price index and did not subsequently revalue its fixed assets as of 31 December 1996. The Group is unable to quantify the impact on these financial statements of non-compliance with IAS 29.
The above revaluation was also not performed in accordance with the provisions of International Accounting Standard 16 "Fixed assets" (IAS 16) since the revaluation method did not assure that the revalued amount of fixed assets was approximate to their fair value as at the date of revaluation.

Financial statements prepared under IFRS were subject to audit by auditors who issued an auditors' opinion qualified with respect to non-including hyperinflation effects in accordance with IAS 29 and rules for revaluation according to IAS 16.

Due to requirements of the Accounting Act these consolidated financial statements were prepared in accordance with Polish Accounting Standards and accounting practices applied by companies in Poland and differ from financial statements that would have been prepared in accordance with IFRS in following areas:

	Net profit for 2002	**Net profit for 2001**
	in PLN million	
PAS basis consolidated *	479	366
Distributions from profit	-	(3)
Capitalisation of borrowing costs, net of depreciation	(25)	62
Amortisation of CPN goodwill	(11)	(11)
IFRS treatment of negative goodwill from consolidation	8	(17)
Deferred tax on the above	(17)	(10)
Others	(13)	(11)
IFRS consolidated	421	376

	Equity as at 31 December 2002	**Equity as at 31 December 2001**

	in PLN million	
PAS basis consolidated*	7,927	7,501
Capitalisation of borrowing costs net of depreciation	526	551
CPN goodwill, net	72	83
IFRS adjustment for negative goodwill from consolidation	(71)	(79)
Deferred tax on the above	(140)	(123)
Others	15	25
IFRS consolidated	8,329	7,958

* due to changes of PAS effective from 1 January 2002 and resulting from the amended accounting act, financial data according to PAS as of 31 December 2002 was prepared according to the amended PAS regulations; comparable data for 2001 and as of 31 December 2001 was restated according to amended PAS and differ from previously published.

a) Distribution from profit

According to Polish business practice shareholders of the Company have the right to distribute the profit for the employees benefits, i.e. for bonus payment or for the Company's social fund. Such distributions are presented in statutory financial statements, similarly to dividend payments, through the change in capital. In the financial statements prepared in accordance with IFRS such payments are charged to operating costs of the year, that the distribution concerns.

b) Capitalisation of borrowing costs

According to PAS, borrowing costs are charged into the profit and loss account when incurred after reduction of amounts capitalised in investment expenditures, resulting from liabilities specifically referring to a project. Borrowing costs concerning general indebtedness are expensed wholly when incurred. Borrowing costs related directly to investment projects are capitalised until the fixed assets are brought into usage and are expensed with depreciation.
In financial statements prepared according to IFRS, the borrowing costs are capitalised pursuant to the alternative treatment allowed by IAS 23 "Borrowing costs".

c) Goodwill on the purchase of CPN employee shares

The shares purchased from employees of CPN in 1999 were presented according to IFRS on the basis of acquisition method. As a result, goodwill in the amount of PLN 107 million was recognised on purchase of 19.43% of CPN shares held by its employees. For the purposes of the financial statements according to PAS the merger, including purchase of shares from minority shareholders, was conducted under pooling interest method.

d) IFRS treatment of negative goodwill from consolidation

Pursuant to PAS, before the amended Accounting Act came into effect, negative goodwill from consolidation was written off to incomes over 2-5 year period. In financial statements prepared under IFRS, the negative goodwill is written off in the period being a weighted average of economic useful life of acquired and amortised assets.

e) Changes in valuation

In accordance with the Accounting Act, as amended on 1 January 2002, changes arising from the amendment which relate to prior periods are reported by adjusting the opening balance of the "accumulated profit" item. Changes in estimates predominantly concern changes in the foreign exchange rates used for the revaluation of assets and liabilities at the balance sheet date. Under IFRS, changes in estimates are included in corresponding costs and revenues of the period when the change was made. Total impact of the change on net profit for the year 2002 amounts to PLN 11 million.

f) Deferred tax

Adjustments related to above mentioned differences between PAS and IFRS are basis for deferred tax calculation.

g) Sales revenues in financial statements according to IFRS

According to PAS sales revenues and selling costs include excise tax, charged by PKN ORLEN and other entities of the Group on the products subject to excise tax and included in realised revenues.
For the purpose of IFRS financial statements, the amount of excise tax calculated by the entities of the PKN ORLEN Group was eliminated from sales revenues and selling costs in the amounts of PLN 9.426 million zloty and PLN 8.841 million zloty in years ended 31 December 2002 and 31 December 2001 respectively.

h) Scope of financial statements

The captions of consolidated financial statements prepared according to PAS and IFRS may differ significantly. The scope of disclosures to consolidated financial statements according to PAS differs from the scope of disclosures under

Note 41. Method of calculation of earnings and diluted earnings per ordinary share for year 2002 and 2001

		2002	2001
Net profit for year (in PLN)	(A)	479,335,282.46	365,866,427.26
Weighted average number of ordinary shares	(B)	420,177,137	420,177,137
Earnings per ordinary share (in PLN)	(A/B)	1.14	0.87
Weighted average expected number of ordinary shares	C	-	-
Diluted earnings per ordinary share (in PLN)	(A/C)	-	-

The Group calculated earnings and diluted earnings per ordinary share according to IFRS.

Note 42. Suggested distribution of profit of the Company for 2002 and distribution of profit of the Company and consolidated associates and subsidiaries for 2001

a) Suggested distribution of profit of the Company for 2002 and undistributed profit from previous years and distribution of profit for 2001

Suggested distribution of profit and undistributed profit from previous years	
Dividend (PLN 0.09 per share)	37,815,942.33
Reserve capital	420,346,460.50
Total	458,162,402.83

In accordance with resolution of General Meeting of Shareholders profit of the Dominant Company for year 2001 was distributed in the following way:

Dividend (PLN 0.12 per share)	50,421,256.44
Reserve capital	197,605,162.56
Total	248,026,419.00

b) Distribution of profit of consolidated associates and subsidiaries for the year 2001

	ORLEN KolTrans Sp. z o.o.	ORLEN PetroCentrum Sp. z o.o.	ORLEN GAZ Sp. z o.o.	ORLEN Medica Sp. z o.o.	ORLEN Budonaft Sp. z o.o.	ORLEN Polimer Sp. z o.o.	ORLEN Powiernik Sp. z o.o.
Distribution of profit/ cover of losses							
Rewards for employees	-	-	-	-	-	-	-
Social Security Office (ZUS) and Pension Fund	-	-	-	-	-	-	-
Other capital reserves	794	-	-	-	-	-	-
Capital reserve (write-off/cover of losses)	-	308	6.989	197	(2.068)	1.127	30
Dividends	-	-	-	-	-		-
Company's Social Fund (ZFSS)	-	-	-	-	-	-	-
Adjustment of capital reserve write-off	-	-	-	-	-	-	-
Previous year loss cover	-	-	-	-	-	-	-
Undistributed profit	-	-		-	-	-	-
Total profit (loss) for the year 2001	794	308	6.989	197	(2.068)	1.127	30

b) Distribution of profit of consolidated associates and subsidiaries for the year 2001 (continued)

	ORLEN Transport Nowa Sol Sp. z o.o.	Zaklad Budowy Aparatury Sp. z o.o.	ORLEN Transport Poznan Sp. z o.o.	ORLEN Transport Slupsk Sp. z o.o.	ORLEN Transport Warszawa Sp. z o.o.	Petrotel Sp. z o.o.	ORLEN Transport Olsztyn Sp. z o.o.	Petrogaz Lapy Sp. z o.o..	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	ORLEN PetroProfit Sp. z o.o.	ORLEN Wodkan Sp. z o.o.
Distribution of profit											
Rewards for employees	-	-	-	-	-	-	-	-	-	-	-
Social Security Office (ZUS) and Pension Fund	-	-	-	-	-	-	-	-	-	-	-
Capital reserve (absorption of losses)	3.240	(1.142)	1.612	1.478	740	2.986	355	-	798	(3.138)	278
Dividends	-	-	-	-	-	328	-	-	-	-	-
Company's Social Fund (ZFSS)	-	-	-	-	-	-	-	-	-	-	-
Adjustment of capital reserve write-off	-	-	-	-	-	-	-	-	-	-	-
Previous year loss cover	-	-	-	-	-	-	-	-	133	-	-
Undistributed profit	-	-	-	-	-	-	-	(921)	-	-	-
	-----	-----	-----	-----	-----	-----	-----	-----	-----	-----	-----
Total profit (loss) for the year 2001	3.240	(1.142)	1.612	1.478	740	3.314	355	(921)	931	(3.138)	278
	=====	=====	=====	=====	=====	=====	=====	=====	=====	=====	=====

b) Distribution of profit of consolidated associates and subsidiaries for the year 2001 (continued)

	Rafineria Trzebinia S.A.	ORLEN Oil Sp. z o.o.	Rafineria Nafty Jedlicze S.A.	Anwil S.A.	Inowroclawskie Kopalnie Soli „Solino" S.A.	ORLEN Mechanika Sp. z o.o.	ORLEN Petro-Tank Sp. z o.o.	ORLEN Automatyka Sp. z o.o.	ORLEN PetroZachod Sp. z o.o.	ORLEN PetrogazWroclaw Sp. z o.o.
Distribution of profit										
Rewards for employees	-	-	-	-		-	-	-	-	-
Social Security Office (ZUS) and Pension Fund	-	-	-	-		-	-	-	-	-
Capital reserve (absorption of losses)	2.976	253	11.096	20.025	4.180	172	6.684	-	292	(249)
Dividends	-	-	-	-	-	-	-	480	-	-
Company's Social Fund (ZFSS)		-	-	-	350	-	-	-	-	-
Adjustment of capital reserve write-off	-	-	-	-	-	-	-	-	-	-
Previous year loss cover	-	-	-	-	-	-	-	1.743	-	-
Undistributed profit	-	-	-	-	-	-	-	-	-	-
Total profit (loss) for the year 2001	2.976	253	11.096	20.025	4.530	172	6.684	2.223	292	(249)

b) Distribution of profit of consolidated associates and subsidiaries for the year 2001 (continued)

	ORLEN Remont Sp. z o.o.	Petrolot Sp. z o.o.	ORLEN Eltech Sp. z o.o.	ORLEN Projekt Sp. z o.o.	ORLEN EnergoRem Sp. z o.o.	ORLEN Wir Sp. z o.o.	Naftoport Sp. z o.o.	Flexpol Sp. z o.o.	Chemiepetrol GmbH
Distribution of profit									
Rewards for employees	-	-	-	-	-	-	-	-	-
Social Security Office (ZUS) and Pension Fund	-	-	-	-	-	-	-	-	-
Capital reserve (absorption of losses)	1.609	4.740	528	1.272	440	635	-	-	-
Dividends	480	-	132	1.050	146	-	20.974	4.634	332*
Company's Social Fund (ZFSS)	-	-	-	-	-	-	-	-	-
Adjustment of capital reserve write-off	-	-	-	-	-	-	-	-	-
Previous year loss cover	-	-	-	-	-	-	-	-	-
Undistributed profit	-	-	-	-	-	-	-	-	-
Total profit (loss) for the year 2001	2.089	4.740	660	2.322	586	635	20.974	4.634	332*

* in DEM

Note 43. Method of calculation of net book value and diluted net book value per share as at 31 December 2002 and 31 December 2001

		2002	2001
Net book value (in PLN)	(A)	7,927,014,760.71	7,501,139,122.27
Number of shares	(B)	420,177,137	420,177,137
Net book value per share (in PLN)	(A/B)	18.87	17.85
Expected number of shares	C	-	-
Diluted net book value per share (in PLN)	(A/C)	-	-

The Group calculated net book value and diluted net book value per share according to IFRS.

NOTES TO CASH FLOW STATEMENT

Information about cash and cash equivalents is presented in Note 10.

Note 44. Classification of the Capital Group activities in cash flow statement

The classification of the Company activities into operating, investing and financing activities is as follows:

- Operating activity includes transactions and events connected with the Company's core activity, not enumerated in financing and investing activities, for example: repayment of liabilities, cash inflow from sales of finished products or goods for resale, income tax payments, collection of receivables from sales;
- Investing activity includes mainly inflows and outflows connected with purchase or sale of fixed assets and with purchase or sale of securities;
- Financing activity includes mainly the securing of equity capital and loan capitals, as well as their repayment and maintenance.

The reasons for differences between balance sheet changes of selected balance sheet items and changes presented in cash flow statement

Receivables:	Year 2002
Balance sheet change in net value of long- and short-term receivables	(61,951)
Changes in investment receivables	(11,832)
Change in the Capital Group	38,830
Change in interests on loans granted	(1,591)
Other	(6,829)
Change in receivables within cash flow statement	(43,373)

	Year 2002

Liabilities:	
Balance sheet change in short- and long-term liabilities	190,381
Change in short term loans and borrowings	200,061
Change in investment liabilities	(8,906)
Change resulting from issued securities	15,040
Change in the Capital Group	(28,237)
Other	(3,263)
Change in short and long-term liabilities within cash flow statement	365,076

Stock:	Year 2002
Balance sheet change in stock	(665,892)
Change in the Capital Group	6,637
Other	(3,428)
Change in balance of stock within cash flow statement	(662,683)

Accruals:	Year 2002
Balance sheet change in accruals	42,978
Change in Capital Group	(561)
Other	3,542
Change in accruals within cash flow statement	45,959

Provisions:	Year 2002
Balance sheet change in provisions	50,125
Adjustment of deferred tax influencing equity	379
Other	3,629
Change in provisions within cash flow statement	54,133

b) Other captions in consolidated cash flow statement

In cash flow statement for 2002 in an item B.II.5 in investing activities an amount of PLN (88,426) thousand is presented. This amount includes:

Change in prepayments for fixed assets	(84,427)
Other	(3,999)

Total	(88,426)
	========

ADDITIONAL EXPLANATORY NOTES CONCERNING REPORTING BY BUSINESS AND GEOGRAPHICAL SEGMENTS

Note 45. Selected financial data by the Capital Group's segments of operations

Business segments

The operations of the Group are divided into two main segments: Refinery Segment and Chemical Segment.

- The Refinery Segment comprises crude oil processing as well as wholesale and retail trade in refinery products industry, primarily fuels,
- The Chemical Segment encompasses production and sales of petrochemicals by PKN and fertilisers as well as PVC by Anwil.

To other operations belong among others: transport, service and maintenance, building and auxiliary activity, conducted by the remaining companies of the Capital Group.
Segment profits and assets were established before eliminations. Internal prices in inter-segment sales are similar to market prices.

Segment:	Refining and Marketing		Cl
	For the year ended 31 December 2002	For the year ended 31 December 2001	For the year enc 31 December 2C
Revenue			
External sales	23,026,520	23,171,848	2,876
Inter-segment sales	2,655,088	2,224,661	1,296
Total revenue	25,681,608	25,396,509	4,173
Result			
Segment result	857,122	738,004	155
Unallocated corporate expenses			
Profit from operations			
Financial income			
Financial costs			
Gross profit			
Extraordinary gains			
Extraordinary losses			
Write-off of goodwill from consolidation	(443)	(24)	
Write-off of negative goodwill from consolidation	8,721	9,249	31
Profit before taxation			

Segment:	Refining and Marketing		Chemicals	
	For the year ended 31 December 2002	For the year ended 31 December 2001	For the year ended 31 December 2002	For t 31 D
taxes				
bligatory charges on				
ı profit of companies dated on equity basis	(224)	(170)	2,484	
ıf minority olders				
ıfit				

	Refining and Marketing	Chemicals	Other operations

	as at 31 December 2002	as at 31 December 2001	as at 31 December 2002	as at 31 December 2001	as at 31 December 2002	as at 31 December 2001	as : Decem
·mation							
;ets	9,709,701	9,150,983	2,333,111	2,197,995	1,636,649	1,640,343	
;takes in							
:onsolidated on	1,880	1,667	7,994	7,311	60,144	61,666	
.							
alue	22,541	59	-	-	3,529	4,031	
. corporate							
;							
bilities	2,778,447	2,278,098	202,941	229,106	350,857	402,832	
egative	10,657	18,644	248,013	271,382	332	1,449	
. corporate							
ities							

	Refining and Marketing		Chemicals		Othe
	For the year ended 31 December 2002	For the year ended 31 December 2001	For the year ended 31 December 2002	For the year ended 31 December 2001	For the year ended 31 December 200
Property, plant, equipment and intangible assets expenditure	523,619	831,458	176,263	274,024	178,0:
Property, plant, equipment and intangible assets expenditure unallocated to segments					
Total property, plant, equipment and intangible assets expenditure					
Segment depreciation	674,213	625,359	197,911	144,450	159,3
Unallocated assets depreciation					
Total depreciation					
Non-cash expenses other than depreciation	135,790	97,347	15,633	43,829	25,8

Geographical segments

The Group operates primarily in Poland. The table below presents the Group's sales by geographical markets for the year ended 31 December 2002 and 31 December 2001.

	Refining and Marketing		Chemicals		Ot
	for the year ended 31 December 2002	for the year ended 31 December 2001	for the year ended 31 December 2002	for the year ended 31 December 2001	for the year e: 31 December
ales	947,478	627,111	800,395	536,914	14,9
ic sales	22,079,042	22,544,737	2,076,535	1,780,297	409,9
xternal sales	**23,026,520**	**23,171,848**	**2,876,930**	**2,317,211**	**424,9**

ADDITIONAL EXPLANATORY NOTES

Note 46. Financial instruments

a. Swap transactions

Subsidiary Anwil S.A. entered into foreign exchange and interest rate swap in order to hedge the foreign exchange risk. Data concerning the following swap as at 31 December 2002 and 31 December 2001 are presented in the table below:

ıpany	Bank	Type of transaction	Opening transaction date	Closing transaction date	Amount bought forward	Amount sold forward	Interest rate for the amount bought forward	Interest rate for the amount sold forward
il S.A.	Bank Handlowy w Warszawie S.A.	Foreign exchange and interest rate swap	23/07/2002	07/06/2007	2,200,000 EUR	8,902,300 PLN	6M EURIBOR + 1.2%	6M WIBOR + 1.39%

of payments of interests on ɜ amount bought forward	Date of payments of interests on the amount sold forward	Interest rate received by the Group in 2002 (PLN thousand)	Interest rate paid by the Group in 2002 (PLN thousand)	Fair value (F
' 6 months from 09/12/2002 to 07/06/2007	every 6 months from 09/12/2002 to 07/06/2007	158	337	

b. Changes of financial instruments by categories

Changes of particular categories of financial assets (except for cash and cash equivalents) and financial liabilities of the Capital Group PKN ORLEN for the year ended 31 December 2002 and 31 December 2001 are the following:

ȝalance sheet value, net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale
.uary 2001	-	14,297	425,857
ınges in accounting ies	8,885	-	-
.uary 2001 restated ɔmparative data	8,885	14,297	425,857
·eases	23,531	141,841	138,734
reases	(16,953)	(145,169)	(81,199)
ecember 2001	15,463	10,969	483,392
nce sheet items			
; term investments			482,916
t term receivables			
t term investments	15,463	10,969	476
t term liabilities			
(	15,463	10,969	483,392

The carrying value of long term financial assets available for sale carried at adjusted purchase price as at 31 December 2001 was PLN 477,322 thousand and comprised mainly shares not quoted on active market and where the fair value could not be reliably measured by other means. As at 31 December 2001 the Group did not possess significant financial assets held for trading carried at adjusted purchase price. The Group present derivatives of positive fair value as financial assets held for trading, whereas derivatives of negative fair value as financial liabilities held for trading.

Balance sheet value, net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale
1 January 2002	15,463	10,969	483,392
-increases	19,103	189,783	119,714
-decreases	(10,813)	(158,566)	(101,498)
31 December 2002	23,753	42,186	501,608
Balance sheet items			
Long term investments			501,608

The carrying value of long term financial assets available for sale carried at adjusted purchase price as at 31 December 2002 was PLN 499,024 thousand and comprised mainly shares not quoted on active market and where the fair value could not be reliably measured by other means. As at 31 December 2002, the Company did not have any significant financial assets held for trading carried at adjusted purchase price. The Group present derivatives of positive fair value as financial assets held for trading, whereas derivatives of negative fair value as financial liabilities held for trading.

c. **Interest from debt securities, loans granted and own receivables**

ie year ended 31 December 2001	realised	Unrealised with maturity	**interest total**
		to 3 months	



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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Annual Report 2002_PAS cons.6
Released	17:08 23 Apr 2003
Number	2801K

RNS Number:2801K
Polski Koncern Naftowy Orlen S.A.
23 April 2003

ADDITIONAL EXPLANATORY NOTES

Note 46. Financial instruments

a. Swap transactions

Subsidiary Anwil S.A. entered into foreign exchange and interest rate swap in order
risk. Data concerning the following swap as at 31 December 2002 and 31 December 2001
below:

Company	Bank	Type of transaction	Opening tra
Anwil S.A.	Bank Handlowy w Warszawie S.A.	Foreign exchange and interest rate swap	23/

Company	Amount bought forward	Amount sold forward	Interest rate f amount bought fo
Anwil S.A.	2,200,000 EUR	8,902,300 PLN	6M EURIBOR +

Date of payments of interests on the amount bought forward	Date of payments of interests on the amount sold forward	Interest rate receiv the Group in (PLN thous
every 6 months from 09/12/2002 to 07/06/2007	every 6 months from 09/12/2002 to 07/06/2007	

Date of payments of interests on the amount bought forward	Fair value at 31 December 2002 (PLN thousand)
every 6 months from 09/12/2002 to 07/06/2007	60

b. Changes of financial instruments by categories

Changes of particular categories of financial assets (except for cash and cash equiv
of the Capital Group PKN ORLEN for the year ended 31 December 2002 and 31 December 2

Balance sheet value, net	Financial assets held for trading	Financial assets he matu
1 January 2001	-	14,297
- changes in accounting policies	8,885	-
1 January 2001 restated	8,885	14,297

for comparative data		
-increases	23,531	141,841
-decreases	(16,953)	(145,169)
31 December 2001	15,463	10,969
Balance sheet items		
Long term investments		
Short term receivables		
Short term investments	15,463	10,969
Short term liabilities		
Total	15,463	10,969

Balance sheet value, net	Loans granted and own receivables	Financial
1 January 2001	54	
- changes in accounting policies	-	
1 January 2001 restated	54	
for comparative data		
-increases	104,989	
-decreases	(457)	
31 December 2001	104,586	
Balance sheet items		
Long term investments	99,800	
Short term receivables	4,733	
Short term investments	53	
Short term liabilities		
Total	104,586	

The carrying value of long term financial assets available for sale carried at adjus
December 2001 was PLN 477,322 thousand and comprised mainly shares not quoted on act
value could not be reliably measured by other means. As at 31 December 2001 the Grou
financial assets held for trading carried at adjusted purchase price. The Group pres
value as financial assets held for trading, whereas derivatives of negative fair val
for trading.

Balance sheet value, net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale	Loa ow
1 January 2002	15,463	10,969	483,392	
-increases	19,103	189,783	119,714	
-decreases	(10,813)	(158,566)	(101,498)	
31 December 2002	23,753	42,186	501,608	
Balance sheet items				
Long term investments			501,608	
Short term receivables				
Short term investments	23,753	42,186		
Short term liabilities				
Total	23,753	42,186	501,608	

====== ====== ======

The carrying value of long term financial assets available for sale carried at adjus December 2002 was PLN 499,024 thousand and comprised mainly shares not quoted on act value could not be reliably measured by other means. As at 31 December 2002, the Com financial assets held for trading carried at adjusted purchase price. The Group pres value as financial assets held for trading, whereas derivatives of negative fair val for trading.

c. Interest from debt securities, loans granted and own receivables

for the year ended 31 December 2001	realised		Unreali
	to 3 months	3-12 months	above 12 months
Interest from financial assets held for trading		-	-
Interest from financial assets held to maturity		5,450	385
Interest from financial assets available for sale		-	-
Interest from loans granted and own receivables		130	3
Total		5,580	388
for the year ended 31 December 2002	realised		Unreali
	to 3 months	3-12 months	above 12 months
Interest from financial assets held for trading		-	-
Interest from financial assets held to maturity		2,592	97
Interest from financial assets available for sale		-	-
Interest from loans granted and own receivables		12,447	32
Total		15,039	129

d. Interests from financial liabilities

for the year ended 31 December 2001	realised		Unreali
	to 3 months	3-12 months	above 12 months t
Interest from financial liabilities held for trading		-	-
Interest from other short term financial liabilities		216,867	8,362
Interest from long term financial liabilities		117,019	6,302
Total		333,886	14,664
for the year ended 31 December 2002	realised		Unreali
	to 3 months	3-12 months	above 12 months t
Interest from financial liabilities held for trading		-	-
Interest from other short term financial liabilities		102,928	3,666
Interest from long term financial liabilities		77,004	2,245
Total		179,932	5,911

e. Put/call options of shares/stakes

The Dominant Company owns following put options of shares/stakes.

* Put option of Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares

The Dominant Company has a put option of NOM shares to Polskie Sieci Energetyczne S. selling price of shares will be the purchase price plus interest. As at 31 December was its purchase price. Losses of NOM are not consolidated because the Dominant Comp shares at a price not lower than the carrying value. The option can be exercised wit entering the agreement (i.e. till year 2004). Management of the Dominant Company bel realisable.

* Put option of AW S.A. Holland II B.V. ("AWSA") shares
The Dominant Company has a put option of AWSA shares to Kulczyk Holding S.A. at purc
carrying value as at 31 December 2002 (according to agreement selling price of share
interest). Management of the Dominant Company believes that the put option is fully
exercised not later than in year 2038.

Shares in AWSA are not traded on an active market and their fair value being base fo
reliably measured. Therefore the option has not been fair valued and is recognised i
Capital Group at purchase cost.

e. Information on interest rate risk

- The Capital Group's liabilities are held until the date of maturity.
- Effective interest rate is similar to nominal interest rate (the Company is not ch
most of loans and loan margins are at relatively low level).
- Management of the Dominant Company believes that there is no potential risk of not
borrowings.
- Though 26% of the Dominant Company loans are incurred with one bank, in the view o
of loans concentration in one bank does not exist. No loan covenants on loans and on
present. The only exception is a consortium loan, but financial ratios are maintaine

Note 47. Contingent liabilities and risks

a) Guarantees and other contingent liabilities

Type of liability as at 31 December 2002	
Guarantees granted, including:	16,
- to subsidiaries	
- to associates	
- to other entities	15,
Other contingent liabilities, including:	55,
- claim of Enerco - Industrie (i)	23,
- claim of individuals (ii)	23,
- other	8,
Total	71,

(i) Contingent liability concerning claim of Enerco - Industrie of PLN 23,649 thousa
contributed share capital (PLN 5,000 thousand) and interest (PLN 18,649 thousand).

(ii) Contingent liabilities concern a claim of individuals of PLN 22,140 thousand wi
inventive project and a claim of an individual against three parties sued for PLN 90
a family member.

b) Tax allowance
According to the Decree of Ministry of Finance on Investment Expenditures and art.18
(binding until 31 December 1999) and art. 3.1 of Changes to Corporate Income Tax Act
from 1 January 2000), according to which the taxpayer is entitled to decrease the ta
expenditures and in the subsequent year to decrease it by half of the amount of inve
tax basis in the previous year (called "tax bonus"). . The companies of the Group be
incentives in the following amounts for the 1997-2002 financial years (deductions fr

	Tax allowance	Tax bonus
Year 1997	442,234	125,834
Year 1998	307,514	175,363
Year 1999	280,045	136,575
Year 2000	206,963	127,986
Year 2001	98,927	43,750
Year 2002	14,234	49,222
Total	1,349,917	658,730

These allowances and bonuses are conditional. The Corporate Income Tax regulations p
entitlement to investment allowances within 3 years from the end of the fiscal year
exercised, if any of the following circumstances arise:
1) the taxpayer has outstanding tax liabilities exceeding 3% of particular taxes

outstanding payments may not exceed 3% of VAT due;

2) the taxpayers transfer, in any form, the ownership of items that were subject lowering of income; this does not concern the transfer of ownership resulting from t form or the merger or diversion of companies, performed on the basis of the Commerci

3) *the legal basis for the treatment of leased fixed assets as a component of th* exist;

4) the taxpayer is put into liquidation or is declared bankrupt;

5) the taxpayer is reimbursed for investment expenses in any form.

Tax authorities may also deny a claim to tax allowances if the taxpayer had been cha liabilities at the moment in which the tax incentives deductions were recognised.

According to the Act on the amendment of the Corporate Income Tax Act dated 20 Novem position 931), when evaluating loss of rights to tax allowances made on the basis of Corporate Income Tax (being in force to 31 December 1999) and art. 3.1. of the Act o Income Tax from 1 November 1999, (being in force from 1 January 2000, which was ment stipulated that taxpayers do not lose such right to investment allowance if they adj the outstanding payments with penalty interest due within 14 days since receiving th

c) Excise tax - contingent liability of Rafineria Trzebinia S.A.
On 9 January 2002 after a tax audit in Rafineria Trzebinia S.A., the Fiscal Control denoting the amount of liabilities concerning excise and VAT tax for the period from million and liabilities resulting from penalty interest of PLN 58 million. The decis Fiscal Chamber and a request to suspend the execution of the decision.

On 7 February 2002 Fiscal Office in Chrzanow suspended execution of the decision. At set pledge on shares constituting financial fixed assets of Rafineria Trzebinia S.A. by Rafineria Trzebinia S.A. of total value equal to the tax liability. The right ann Register.

On 12 February 2002 Fiscal Office in Chrzanow submitted to Mortgage Department of Re annotation on enforced mortgage on real estates owned by Rafineria Trzebinia S.A.
On 4 July 2002 Fiscal Office in Krakow waived all decisions, which were subject to a to the first court for further inspection. As of the date of preparation of these fi the appeal proceedings in this case is not known.

On 15 November 2002, based on the act on restructuring of some budget receivables fr Trzebinia S.A. applied for the restructuring of budget receivables concerning excise June to December 1998 of total value of PLN 55 million and liabilities resulting fro PLN 58 million. On 30 December 2002 fiscal authorities issued a decision on restruct restructuring charge in the amount of PLN 5 million what was accounted for.

At the date of preparation of these financial statements, a tax audit on similar cas relation to periods from 1999 to 2001 has been in progress and its results are not y similar qualifications, in the course of further proceeding, a risk of setting other the periods form 1999 to 2001 exists. In the Company's management view, considering base for possible appeal) and obtained legal opinion, likelihood of an unfavourable

d) Power transfer fee - settlements with ZEP S.A.

Under the Decree of Ministry of Economy dated on 14 December 2000 relating to detail computation of charges and electricity settlement regulations (Journal of Law No. 1 calculation of the power transfer fee has changed according to paragraph 36 of above in the process of negotiating different power transfer fee settlement with Zaklad En to paragraph 37 of the Decree. Management of the Dominant Company made a reliable va set appropriate provision.

e) Anti-trust proceedings

The Company was subject to four anti-trust proceedings.
In two proceedings Office for Protection of Competition and Consumer ("OPCC") issued penalty. These proceedings concern:

1. Prices of fuels - the Company appealed to Anti-Trust Court against the negative d of PLN 5 million. Anti-Trust Court repealed the decision of OPCC concerning monopoli therefore the cash penalty was repealed. In 2000 provision of PLN 5 million, set in

February 2001 OPCC applied to the Supreme Court to annul the positive verdict for th
preparation of these financial statements the Supreme Court has not appointed any da

2. Methods of setting prices for antifreeze liquid to radiators "Petrygo" and prices
Company appealed to Anti-Trust Court against the negative decision of OPCC setting p
August 2001 the Anti-Trust Court annulled fully the decision of OPCC, which blame PK
practice, annulling at the same time cash penalty, in 2001 due to this fact the prov
applied on 4 October 2001 to the Supreme Court to annul the verdict. As of the date
statements the Supreme Court has not appointed any date for the annulling lawsuit.

Until the date of preparation of these financial statements two remaining proceeding
financial statements does not include provisions relating to the above proceedings a
Management charging the Company with these penalties is not probable.

In case of two remaining proceedings mentioned below, ultimate decisions were made i
concerned:

- Practices limiting competition - on 10 October 2001 President of OPCC commenced le
following companies: PKN ORLEN S.A., BP EXPRESS Sp. z o.o., KAPBROL-Bis Sp. z o.o. a
cease monopolistic practices, limiting competition by concluding agreements concerni
stations that belong to these firms in Koszalin. On 31 July 2002 President of OPCC d
limiting competition by means of agreements setting the prices for fuel on gas stati
place at the local market of Koszalin.

- Refusal of selling fuels to certain group of customers - the Company appealed to t
negative verdict of the Anti-trust Court, imposing cessation of monopolistic practic
Court set the verdict overruling the appeal of the Company, that was subject to cess
July 2002 overruled cessation of the Company, which sustains decision of OPCC from 1
urged to stop refusing sales of liquid fuels to certain groups of customers, because
actions.

Moreover, on 7 February 2002 the Supreme Court issued the verdict in which it dismis
Protection of Competition and Consumer ("OPCC"), dated on 11 December 1998, issued f
of Liquid Fuels ("PCLF"). The dismissed decision prohibited PKN ORLEN to sell liquid
Plock and in Regional Trading Offices of PKN ORLEN.
The Court emphasised that although PKN ORLEN dominates on the liquid fuels market an
retail market, wholesale prices setting policy does not interfere with Anti-Trust Ac

f) Employees compensation plan

On 23 December 2002 an agreement between the Company and trade unions operating with
goal of this agreement was regulating the situation of employees in case of introduc
ORLEN. The Company guarantees employment for employees until the final stage of rest
not clearly defined). If the obligation is not settled by the Company, dismissed emp
according to the following rules:
o equivalent of 7 month employee's salary if employment contract is terminated until
o equivalent of 4 months employee's salary if employment contract is terminated in t
2003 and 31 December 2005;
o equivalent of 3 months employee's salary if employment contract is terminated afte

g) Polish regulations on taxation

Poland currently has a number of regulations related to value added tax, excise tax,
(social) taxes. Regulations regarding these taxes were implemented relatively recent
ambiguity and inconsistency. Often, differ opinions regarding legal interpretations
organizations, as well between tax authorities and taxpayers, creating uncertainties
together with other legal compliance areas (for example: customs and currency contro
and investigation by a number of authorities, which are reinforced by law to impose
interest charges. These facts create tax risk in Poland that is substantially higher
better developed tax systems.

There are no formal procedures in Poland to establish the ultimate level of tax char
subject to tax control during the subsequent 5 years. There is a risk that the tax a
different from presented by the Company as to the interpretation of the law, what mi
the Company's tax liabilities.

h) Fixed assets located on the land with unsettled legal status

Net book value of fixed assets on land with unsettled legal status as at 31 December

property might have a negative impact on the Capital Group's activity or financial s

Note 48. Amounts due to the State or local government budgets as a result of obt buildings

As at 31 December 2002 there were no significant amounts due to the State or local g obtaining the right of ownership to buildings.

Note 49. Discontinued operations

In 2002 the companies belonging to the Capital Group did not discontinue any core ac discontinue any core activity during the 12 months following 31 December 2002.

Note 50. Information on cost of construction in progress, fixed assets and

Cost of construction in progress and fixed assets constructed by the Group itself am 2002.

Note 51. Capital expenditures planned and incurred after balance sheet date 31 D

Capital expenditures planned by the Capital Group in year 2003 amount to PLN 2,104,2 expenditures related to protection of environment amounting to PLN 197,367 thousand. until the end of February 2003 amounted to PLN 107,611 thousand, including expenditu amounting to PLN 15,163 thousand.

Note 52. Information concerning significant transactions with related parties

a) Transactions with members of the Management and Supervisory Board of the Dominant siblings, descendants and other relatives

Transactions with members of the Management and Supervisory Board are described in N
As at 31 December 2002 there were no borrowings granted by the Capital Group's compa persons and their relatives.
In 2002 members of Management and Supervisory Board of the Company, their spouses, s other relatives have not entered any significant transactions with the Company.

b) Transactions of the Company with related entities in the period between 1 January settlements as at 31 December 2002

Capital Group PKN ORLEN

	Consolidated subsidiaries 1)	Consolidated associates 2)	Unconsolidated subsidiaries 1)
Sales	3,164,530	37,851	10,482
Purchases	578,703	26,818	125,232
Interest receivable	5,115	21	396
Interest payable	3,950	712	-
Gross short-term receivables	346,134	5,111	1,906
Short-term payables	155,645	12,368	16,046
Long-term receivables	258,378	-	24
Long-term payables	230,299	-	-

1) The Company uses its vote rights (above 50% of votes) to appoint members of the S cases also members of the Management Board
2) The Company has significant influence through representatives of supervisory bodi
Information about share in common stock and number of votes in subsidiaries and asso

Note 53. Unconsolidated joint ventures

In 2002 the Company did not participate in join ventures.

Note 54. Information on significant shares and stakes

a) Polkomtel S.A.

As at 31 December 2002 the Company owned 4,019,780 shares of Polkomtel S.A. and had capital. Total purchase price amounted to PLN 436,495 thousand.
Polkomtel S.A. activities mainly include:
- designing, installation, exploitation and managing of GSM system on Polish territo of license given to the company,

- services connected with GSM cellular telecommunication on Polish territory,
- sales of products and services related to GSM system.

Shares are presented in the balance sheet at purchase price, as they are no quoted o value cannot be reliably measured.

Moreover, in 2001 PKN ORLEN granted the loan to Polkomtel for financing UMTS expense thousand.

b) Niezalezny Operator Miedzystrefowy Sp. z o.o.

As at 31 December 2002 the Company owned 168,000 shares and 35% of votes on General Niezalezny Operator Miedzystrefowy Sp. z o.o. Share capital of the company amounts t shareholders are of NOM are: Polskie Sieci Elektroenergetyczne S.A. in Warsaw (50%) Tel-Energo S.A. in Warsaw (15%).
The company's activities include: interregional telecommunication services, installa and usage of telecommunication systems.
The Company owns put option for shares in Niezalezny Operator Miedzystrefowy Sp. z o carrying value as at 31 December 2002. The option is presented in Note 46 (e).

c) AWSA Holland II B.V.

As at 31 December 2002 the Company had 9.22% share in AWSA Holland II B.V. share cap PLN 61,400 thousand.

The company's activities include: bearing of shares and managing limited liability c law, granting collaterals for liabilities of third parties and all other activity re company is the dominant company of Autostrada Wielkopolska S.A.

Shares are not listed on active market, and their fair value cannot be reliably meas recognised in balance sheet at a purchase price. The Dominant Company possesses a pu presented in Note 46 (e).

d) Telewizja Familijna S.A.

As at 31 December 2002 PKN ORLEN owned 220,000 shares of Telewizja Familijna S.A whi capital and 9,61% votes on General Meeting of Shareholders.
The company's activities include: radio and television activity, activity connected reproduction and recording, telecommunication and advertising activity.

Value of capital investment of PKN ORLEN amounts to PLN 26 million . The Group creat value of shares. On 18 July 2001 PKN ORLEN acquired 260 bonds at nominal value amoun date of bonds falls on 12 March 2005. Value of bonds is covered in Group by provisio

Note 55. Average employment information

Average employment for the specific categories in the Capital Group as well as in co period between 1 January to 31 December 2002 was as following:

Number of employees	Year 2002	Year 2001
Blue collar workers	10,012	10,253
White collar workers	7,798	7,575
	-----	-----
	17,810	17,828
	=====	=====

Note 56. Remuneration of the Company's Management and Supervisory Boards, includ out in the period between 1 January 2002 and 31 December 2002

Remuneration of the Company's Management includes contract remuneration, bonuses, an for the unused vacations set by the Supervisory Board in management contracts. Addit insurance for the members of the Management Board.

Remuneration	Year 2002	Year
Management Board of the Company	11,052*	6
Supervisory Board of the Company	859	

Total	11,911	

======

* including remuneration of the former members of Management Board

Remuneration in subsidiaries	Year 2002	Year 2
Management Board	338*	3
Supervisory Board	-	
	------	---
Total	338	
	====	=

* including remuneration of the former members of Management Board

Remuneration in associates	Year 2002	Year 200
Management Board	49*	56
Supervisory Board	-	
	------	-----
Total	49	5
	====	===

* including remuneration of the former members of Management Board

Note 57. Information about advances, loans, borrowings and guarantees granted to Board members

The Company, as well as its subsidiaries and associates did not grant advances, loan the Management and Supervisory Board members in 2002.

Note 58. Significant events from previous years included in the financial statem

No significant events concerning previous years were included in the financial state

Note 59. Events occurring after the balance sheet date

a) Joint venture company PKN ORLEN - BASELL

On 1 March 2003 Poliolefiny Polska Sp. z o.o. located in Plock ("Polyolefin") commen objective of the company is to run a join venture between PKN ORLEN and Basell Europ on construction of new polyolefin production plants and distribution.
The share capital of Polyolefin will equal to PLN 907,398 thousand represented by 1, 500 each. PKN ORLEN in exchange for its organized part of business (Polymers' Block) 50% in share capital of Polyolefin. The remaining 50% of shares will be acquired by cash, which will be designated for the purchase of intangible assets (technological entities related to BEH. Until the date of the preparation of these financial statem were made although the shares were not registered.
A group of international banks is committed to provide financial resources to Polyol order to obtain the financing the terms of relevant loan arrangements must be agreed

b) Long term investments in Germany

On 28 February 2003 the Company acquired within the so called "Northern Package" 494 under the name BP-Aral and 171 stations under the name Eggert - company previously a price paid for the Northern Package amounted to EURO 100,900 thousand.
On 27 February 2002 EURO 90,000 thousand Bridging Guarantee Facility and EURO 25,000 Credit Facility Agreement was executed. The parties of the Agreement are: the Compan incorporated under German law dependent from the PKN ORLEN under the name Einhundert Vermoegensverwaltungsgesellschaft mbH (EV mbH) as borrower, and Bank Austria Credita Agreement the Bank agreed, subject to fulfillment of certain conditions, precedent s grant bridging financing to EV mbH in the form of the guarantees and in the form of resources will be used for financing the working capital of the borrower.

The receivables of Bank, due to financing will be secured by guarantee granted by th responsibility to Bank because of guarantee is limited to EURO 57,500 thousand. The establishment of other sureties for the Bank on stakes, shares or assets of certain

Note 60. Information about relationship between legal predecessor and the Compan overtaking of assets and liabilities

On 29 June 1993 the Minister for Privatisation representing the State Treasury trans Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia" located in Plock into

The Company's share capital was covered by the enterprise fund and initial fund of s capital of the Company at the transformation date amounted to PLN 420 million. The r reflected as the Company's reserve capital. All shares of the Company were taken by of the State-owned enterprise were transformed to the specific funds of the Company, retained.

Note 61. Hyperinflationary accounting and reporting

The cumulative yearly average inflation rate for the last 3 years for every period c statements did not exceed 100%, therefore financial statements adjusted for inflatio

Note 62. Differences between data disclosed in the financial statements and previous financial statements

a) Changes introduced regarding the financial statements for 4 Q 2002, influencing n

Financial data disclosed in 4 Q 2002 report
1. Impairment of receivables
2. Other
3. Income tax/ deferred income tax from above adjustments
4. Adjustments in subsidiaries
Financial data disclosed in the financial statements for 2002
The above adjustments did not impact the cash flow from operating activities

b) Changes introduced regarding the financial statements for 4 Q 2002, influencing c

Due to a change in classification of short-term government bonds in subsidiaries, fr short-term financial assets in other entities, there is a change in balance of cash as well as cash outflows from investing activity.

	Financial statements for 4 Q 2002	Current
Net cash-flow from investing activities in cash-flow statement	(896,096)	
Cash and cash equivalents at the end of the period in cash-flow statement	217,801	

Note 63. Changes in the accounting policies

In 2002 the Capital Group introduced changes in accounting policies, as compared to introduction of the amended Accounting Act from 1 January 2002. The explanation is s introduction to consolidated financial statements for 2002.
A reconciliation of consolidated equity presented in the consolidated financial stat net profit presented in consolidated financial statements for 2001 to the comparable consolidated financial statements, is presented below.

Consolidated equity - (previously published data)

Unrealised foreign exchange gains
Changes resulting from assets and liabilities valuation
Embedded derivatives valuation
Costs of the Motivation Program
Other adjustments
Deferred tax on adjustments

Consolidated equity - comparable data

Consolidated net profit - (previously published data)

Unrealised foreign exchange gains
Changes resulting from assets and liabilities valuation
Embedded derivatives valuation
Costs of the Motivation Program
Other adjustments
Deferred tax on adjustments

Consolidated net profit - comparable data

a) Unrealised foreign exchange gains

Unrealised foreign exchange gains are recorded as financial income of the financial
foreign exchange rate occurred. According to the Accounting Act before the amendment
for as deferred income.

b) Valuation of assets and liabilities as at balance sheet date

At the balance sheet date foreign currency assets and liabilities are valued in the
introduction to the financial statements. According to the Accounting Act before ame
valued at the average exchange rate set by NBP as at the balance sheet date.

c) Embedded derivatives

Embedded derivatives are separated from contracts and treated as standalone derivati
point D. The Accounting Act before amendment did not refer to the embedded derivativ
were not separated.

d) Equity compensations plan costs

Right to convertible bonds issued by the Company under the equity compensations plan
presented in point D. Before the amendment to the Accounting Act had been introduced
right to purchase of the bonds was not presented.

Note 64. Impact of change in the method of preparing the consolidated financial

Besides adjustments resulting from applying the regulations of amended Accounting Ac
remarkable changes in the method of preparing the consolidated financial statements.
2001 was prepared according to the Decree.

Note 65. Liabilities secured on the consolidated companies' assets

As at 31 December 2002 the Capital Group possessed the following liabilities secured

Type of collateral as at 31 December 2002	Liabilities secured on assets	Amou
Mortgage	215,163	
Collaterals on other fixed assets	29,256	
Pledge on goods	20,043	
Cession of receivables	263,019	
Other	42,871	
Total	570,352	

Note 66. Mandatory reserves of liquid fuels

Pursuant to the Act on State Reserves and Mandatory Fuel Reserves of 30 May 1996 (Jo
with further amendments) the Dominant Company and certain of its subsidiaries were s
and maintain mandatory reserves of liquid fuels. As at 31 December 1998 the reserves
volume of the production or imports realised by entity in the previous year. In 1999
the level of mandatory reserves required increases by further 2 per cent as to reach
production or imports of the entity as at the end of 2008 (moreover the Ministry of
setting of economic fuel reserves: for liquid fuel in quantity equal to 14 fuel cons
this responsibility can be transferred to the Dominant Company and/or certain of its

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

....
President - Zbigniew Wrobel

....
Vice President - Jacek Strzelecki   Vice President - Slawomir Golonka

....
....
Vice President - Andrzej Macenowicz   Vice President - Janusz Wisniewski

Plock, 14 April 2003

END




Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Annual Report 2002_PAS cons.7
Released	17:09 23 Apr 2003
Number	2610K

MANAGEMENT BOARD COMMENTARY

ON BUSINESS OPERATIONS

OF POLSKI KONCERN NAFTOWY ORLEN

CAPITAL GROUP

FOR 2002

(DIRECTORS' REPORT)

INTRODUCTION

This report has been prepared in accordance with ordinance of the Council of Ministers dated 16 October 2001 concerning current and periodical information published by issuers of securities (Journal of Law 01.139.1569 with further changes).

I. CHARACTERISTICS AND CHANGES IN STRUCTURE OF PKN ORLEN CAPITAL GROUP

1. Structure of Capital Group as of 31 December 2002

Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN, Dominant Company) as at 31 December 2002 possessed directly shares in 116 companies:

- in 67 subsidiary companies (with share above 50%)
- in 5 associated companies (with share in capital between 20% and 50%)
- in 44 other companies (with share in capital below 20%).

Capital involvement of PKN ORLEN at the end of 2002 amounted to PLN 1,380,897 and increased by PLN 104,395 thousand in comparison to 2001. 76 entities of subsidiaries and associates were consolidated and divided into groups under the following rules:

1. Most important companies in terms of sales and equity:

- Rafineria Trzebinia S.A. located in Trzebina (and its capital group),
- Rafineria Nafty Jedlicze S.A. located in Jedlicze (and its capital group),

- Inowroclawskie Kopalnie Soli "Solino" S.A. located in Inowroclaw,
- Zaklady Azotowe Anwil S.A. located in Wloclawek (and its capital group),
- Naftoport Sp. z o.o. located in Gdansk,
- ORLEN-Oil Sp. z o.o. located in Krakow (and its Capital Group).

1. **Fuel and LPG trading companies:**

- ORLEN Petro-Tank Sp. z o.o. located in Widelka near Kolbuszowa,
- ORLEN PetroProfit Sp. z o.o. located in Niemce near Lublin (and its capital group),
- ORLEN Petrocentrum Sp. z o.o. located in Plock,
- Petrolot Sp. z o.o. located in Warszawa,
- ORLEN PetroZachod Sp. z o.o. located in Poznan,
- ORLEN Gaz Sp. z o.o. located in Plock,
- ORLEN Morena Sp. z o.o.,
- P.U.M Ship-Service S.A. located in Warszawa (and its capital group).

1. **Companies established as a result of restructuring of PKN ORLEN S.A.:**

- Zaklad Budowy Aparatury S.A. located in Plock,
- Petrotel Sp. z o.o. located in Plock,
- ORLEN Projekt S.A. located in Plock,
- ORLEN Medica Sp. z o.o. located in Plock,
- ORLEN Polimer Sp. z o.o. located in Plock.

1. **Maintenance companies:**

- ORLEN EnergoRem Sp. z o.o. located in Plock,
- ORLEN Automatyka Sp. z o.o. located in Plock,
- ORLEN Remont Sp. z o.o. located in Plock,
- ORLEN WodKan Sp. z o.o. located in Plock,
- ORLEN Mechanika Sp. z o.o. located in Plock,
- ORLEN Eltech Sp. z o.o. located in Plock,
- ORLEN Wir Sp. z o.o. located in Plock.

1. **Transportation companies:**

- ORLEN Transport Plock Sp. z o.o. located in Plock,
- ORLEN Transport Szczecin Sp. z o.o. located in Szczecin,
- ORLEN Transport Krakow Sp. z o.o. located in Krakow,
- ORLEN Transport Lublin Sp. z o.o. located in Lublin,
- ORLEN Transport Nowa Sol Sp. z o.o. located in Nowa Sol,
- ORLEN Transport Poznan Sp. z o.o. located in Poznan,
- ORLEN Transport Slupsk Sp. z o.o. located in Slupsk,
- ORLEN Transport Warszawa Sp. z o.o. located in Mosciska,
- ORLEN Transport Olsztyn Sp. z o.o. located in Olsztyn,
- ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. located in Kedzierzyn-Kozle,
- ORLEN KolTrans Sp. z o.o. located in Plock.

1. **Other companies:**

- Chemiepetrol GmbH located in Hamburg,
- Flexpol Sp. z o.o. located in Plock,
- ORLEN Powiernik Sp. z o.o. located in Plock,
- ORLEN Budonaft Sp. z o.o. located in Krakow.

Additionally this report includes comments on Polkomtel SA (not consolidated) because of its great importance for PKN ORLEN Capital Group.

1. CHANGES IN THE CAPITAL GROUP DURING 2002

In 2002 many capital investments were made. In 2002 the capital involvement has increased as follows:

- In December 2002 Capital Group PKN ORLEN purchased from Orbis S.A. 165,924 shares of Dutch company – AWSA Holland II B.V. (9.218 % of initial capital) for PLN 61,400 thousand, resulting in indirect stake in Autostrada Wielkopolska S.A. According to Licence Agreement Autostrada Wielkopolska runs an activity in building and usage of charged sections of motorway.

- In 2002, Capital Group PKN ORLEN expanded by Poliolefiny Polska Sp z o.o. In first stage Dominant Company paid PLN 50 thousand in cash and was the only investor in this company. The company started its operations in 1 Q 2003, after changes in capital structure (50% PKN ORLEN/ 50% Basell). The company produces polypropylene and polyethylene and sales products on European markets. The Company is to reach full production capacity until 2006. The scale of petrochemical production is to be twice as high as presently, and sales is to be EUR 600 million per year.

- On 10 December 2002 PKN ORLEN entered into agreement with British Petroleum buying 494 petrol stations. This was conducted within cross-border fuel station network strategy and plans of Poland to enter EU in 2004. The purchased stations enablefull utilisation of production capacity of Dominant Company. It is estimated that yearly turnover of German network of PKN ORLEN will amount to EUR 2 billion. These fuel stations will operate under ORLEN and STAR logos depending on classifications. These investment is first stage in the process of building strong and stable presence of PKN ORLEN on energy market in Western Europe.

- increase in financial involvement in petrol companies portfolio, which in 2002 amounted to PLN 90,429 thousand, resulted from the purchase of 6 thousand bearer shares and acquisition of 18 thousand registered shares of P.U.M. Ship - Service S.A., which makes up 60.86% shares in share capital of the company and 55,87% votes at General Shareholders Meeting. All shares were paid by Dominant Company in cash. Purchase price of shares amounts to PLN 22.8 million,

- contribution-in-kind of 4,492 shares of Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o. of total value PLN 2,246 to ORLEN Medica Sp. z o.o.. As a result of this share capital of ORLEN Medica (Dominant Company owns 100%) increased from PLN 11,027 thousand to PLN 13,273 thousand. Dominant Company does not possess any shares in Sanatorium Uzdrowiskowe "Krystynka",

- increase in equity of Petrotel Sp z o.o. by amount PLN 5 million, designated for investment programme. Dominant Company purchased 4,321 new shares with nominal value PLN 1 thousand. The rest of shares was purchased by company's employees – 679 shares with nominal value PLN 1 thousand. As a result of this PKN ORLEN owns 88.8% shares in share capital. Other shares belong to employees of the company.

- changes in capital engagement in ORLEN Gaz Sp. z o.o. as a result of contribution-in-kind in form of LPG distribution station in Dzierzoniow and Ugoszcz of total value PLN 6,020 thousand. As a result of the increase the share capital of the company increased to PLN 21,823 thousand and Dominant Company owns 100% of share capital of the company. In 2002 the next stage of lasting from 2000 consolidation of gas companies was completed , in the form of contribution of stakes in ORLEN Petrogaz Wroclaw Sp z o.o. and Petrogaz Lapy Sp. z o.o. to ORLEN Gaz Sp. z o.o.. Increased capital was covered in the form of contribution-in-kind: 16 thousand shares of ORLEN Petrogaz Wroclaw of total nominal value of PLN 1,600 thousand and 140 shares of Pertogaz Lapy of nominal value PLN 1,400 thousand. As a result of this transaction PKN ORLEN does not possess any shares in ORLEN Petrogaz Wroclaw and Petrogaz Lapy.

- purchase from Telefonica S.A. 195,612 shares of Zaklady Azotowe Anwil S.A. for PLN 2,347 thousand. As a result of this transaction PKN ORLEN increased its participation in share capital of the company from 74.97% to 76.27%.

- increase of Dominant Company financial investments in Serwis Rzeszow Sp z .o.o. from PLN 241 thousand to PLN 338 thousand. Dominant Company acquired for cash newly issued 192 shares of PLN 500 each. Dominant Company possess 97.26% of shares in share capital of Serwis Rzeszow. Other shareholders are employees.

In 2002 the strategy in relation to holiday resort companies Dominant Company was to make several contribution-in-kind (real estate). Following the strategy:

- in Dom Wczasowy Mazowsze Sp. z o.o. share capital increased from PLN 150 thousand to PLN 1,649 thousand as result of contribution in kind of total value of PLN 1,499 thousand 2,499 shares with value of PLN 0.6 thousand. All new shares were acquired by PKN ORLEN, which owns at present 98.73% shares in capital.

- in SAMRELAKS Machocice Sp. z o.o. share capital increased from PLN 1,377.5 thousand to PLN 6,724.5 thousand - that is by PLN 5,347 thousand through issue of 10,694 shares with nominal value of PLN 500 each. All shares were acquired by PKN ORLEN and covered in form of contribution-in-kind.

- in Zawitaj Swinoujscie Sp. z o.o. increase in capital from PLN 530,500 thousand to PLN 4,109,500 as a result of contribution-in-kind (real estate of total value 3,579). All new 7,158 share with nominal amount PLN 500 each were acquired by PKN ORLEN.

- in Zespol Wypoczynkowy Mazowsze Sp. z o.o. increased from PLN 456 thousand to PLN 3,932 thousand. All new 3,476 shares with nominal amount PLN 1 thousand each were acquired by PKN ORLEN.

Increases in capital being results of contribution-in-kind took place in other companies being subject to restructuring process: Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. and ORLEN Transport Lublin Sp. z o.o..

Dominant Company acquired 6,824 new shares of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o with nominal value PLN 500 each. Share capital increased from PLN 3,124.5 thousand to PLN 6,536.5 thousand, after PKN ORLEN made a contribution-in-kind of PLN 3,412 thousand. The Dominant Company possess 99.94% of shares in share capital of the company.

Share capital of ORLEN Transport Lublin Sp. z o.o. increased from PLN 10,139 thousand to PLN 16,173.50 thousand by PLN 6,034.1 thousand through issue of 60,345 shares (PLN 100 each). New issued shares with total value of PLN 6,034

Dominant Company went up from 97.53% to 98.45%.

As a result of consolidation strategy of oil assets in Capital Group, oil department of Rafineria Trzebinia S.A. was transferred into ORLEN-Oil Sp. z o.o. In return for transferred property Rafineria Trzebina S.A. acquired 29,558 new shares with value of PLN 1 thousand each. Share capital of ORLEN-Oil increased from PLN 14,000 thousand to PLN 43,558 thousand. Rafineria Trzebinia owns 75.58% votes at General Shareholders Meeting.

Other shares are owned by:

- Rafineria Nafty Jedlicze S.A. 7.71%
- Rafineria Czechowice S.A. 7.71%
- PKN ORLEN 9.00%

Capital investment activities of PKN ORLEN were not only to purchase of shares being basis for development and growth of value of Capital Group, but also to disposal of assets, on which considerable profit was recognised, for example:

- sale of all shares in LG Petro Bank S.A. valued at cost PLN 35 million, with profit on transaction of PLN 58 million,
- sale of shares in CIECH S.A. valued at cost almost PLN 2 million, with realised profit of PLN 1,5 million.

In 2002 the following changes in ownership structure of Capital Group took place:

- sale of all shares in Deutsche Bank S.A. valued at cost PLN 8,320 thousand;
- sale of shares to employees in transport companies: ORLEN Transport Kedzierzyn-Kozle Sp. z o.o., ORLEN Transport Nowa Sol Sp. z o.o., ORLEN Transport Lublin Sp. z o.o. and ORLEN Automatyka Sp. z o.o., Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. for total amount of PLN 6,300;
- in order to adjust value of shares to Commercial Code redemption of shares followed in: ORLEN Medica Sp. z o.o., Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. – for total amount PLN 0.7 thousand and increase in share capital in Serwis Krakow Sp. z o.o. by PLN 0.3 thousand,
- Dominant Company purchased 306 shares from employees of transport companies: ORLEN Transport Kedzierzyn-Kozle Sp. z o.o., ORLEN Transport Lublin Sp. z o.o. and ORLEN Transport Olsztyn Sp. z o.o for total amount of PLN 68,4 thousand.

1. DESCRIPTION OF CONSOLIDATED COMPANIES OF CAPITAL GROUP

1. Consolidated subsidiaries

- **Rafineria Trzebinia S.A.**

Pursuant to the terms of a share purchase agreement and a shareholders' agreement dated 16 June 1997, concluded between Nafta Polska S.A. and PKN ORLEN S.A., the latter acquired 74.88% of the shares in Rafineria Trzebinia S.A. In 1999, an increase in the company's capital was recorded and as a result the stake of Dominant Company in Trzebinia's share capital increased to 76.96%. On 14 September 2000 the agreement on the purchase of the remaining stake of Nafta Polska S.A. was finalised, resulting in PKN ORLEN S.A. increasing of its share in the company's capital to 77.07%.

On 31 December 2002 the share capital of Rafineria Trzebinia SA. was PLN 43,042 thousand.

The company's shareholders are:

PKN ORLEN S.A.	77.07%
State Treasury	9.18%

As at 31 December 2002, the capital stood at PLN 242,482 thousand.

The Rafineria Trzebinia capital group's business activities include:

- processing of crude oil,
- production and sale of fuels (including leaded and unleaded gasoline, diesel fuels and oil heating fuel),
- blending and preparation of lubricants,
- processing of paraffin slack waxes,

- production of asphalt and asphalt products,

Rafineria Trzebinia's business activities are focused on the manufacture of specialist high-value products, chiefly a full range of lubricants, industrial oils (hydraulic and tempering oils) and a range of paraffin products.

At 31 December 2002 the company employed 175 people (capital group of Rafineria Trzebinia employed 1,248 people). The significant decrease in employment in comparison to year 2001 (248 people) was caused by movement of employees employed in the oil department to ORLEN-Oil Sp.z o.o.

Rafineria Trzebinia closed year 2002 with a net profit of PLN 47,442 thousand, whereas sales amounted to PLN 951,111 thousand.

Rafineria Trzebinia S.A. holds shares in 9 subsidiaries and 1 associated entity.

In March 2002 increase in share capital of ORLEN-Oil Sp. z o.o. by contribution in kind of Rafineria Trzebinia's fixed assets (lubricants department) was registered. In return Rafineria Trzebinia acquired new shares of ORLEN-Oil Sp. z o.o. Present stake of Rafineria Trzebinia S.A. in the company amounts to PLN 32,918 thousand, which gives 75.58 % of the total votes at the General Shareholders Meeting.

- **Rafineria Nafty Jedlicze S.A.**

Pursuant to the relevant provisions of a share purchase agreement and a shareholders' agreement of 1



Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Annual Report 2002_PAS cons.8
Released	17:09 23 Apr 2003
Number	2648K

RNS Number:2648K
Polski Koncern Naftowy Orlen S.A.
23 April 2003

TRANSACTIONS WITH RELATED ENTITIES

Transactions with related entities, where value of single transaction or total value of transactions during the year ended 31 December 2002 exceeds a PLN equivalent of EUR 500 thousand.

No	Name of business partner	Sales in PLN th
1.	ORLEN Gaz Sp. z o.o.	20
2.	ORLEN PetroProfit Sp. z o.o.	11
3.	ORLEN Petro-Tank Sp. z o.o.	1,14
4.	IKS Solino S.A.	
5.	ORLEN PetroCentrum Sp. z o.o.	9
6.	Petrolot Sp. z o.o.	45
7.	ORLEN Petrogaz Wroclaw Sp. z o.o.	
8.	Petrotel Sp. z o.o.	
9.	Wisla Sportowa S.A.	
10.	Rafineria Trzebinia S.A.	43
11.	ORLEN Medica Sp. z o.o.	
12.	ORLEN PetroZachod Sp. z o.o.	17
13.	ORLEN Polimer Sp. z o.o.	5
14.	ORLEN Projekt S.A.	
15.	ORLEN Ochrona Sp. z o.o.	
16.	Zaklad Budowy Aparatury S.A.	
17.	ORLEN Transport Plock Sp. z o.o.	3
18.	Rafineria Nafty Jedlicze S.A.	6
19.	ORLEN EnergoRem Sp. z o.o.	
20.	ORLEN Atomatyka Sp.z o.o.	
21.	ORLEN Remont Sp. z o.o.	
22.	ORLEN WodKan Sp. z o.o.	
23.	ORLEN Mechanika Sp. z o.o.	
24.	ORLEN Eltech Sp. z o.o.	
25.	ORLEN Wir Sp. z o.o.	
26.	ORLEN Budonaft Sp. z o.o. Krakow	
27.	Serwis Wroclaw Sp. z o.o.	
28.	Serwis Lodz Sp. z o.o.	
29.	Naftoport Sp. z o.o.	
30.	P.U.M. Ship - Service S.A.	6
31.	Zaklady Azotowe Anwil S.A.	24
32.	Serwis Kedzierzyn-Kozle Sp. z o.o.	
33.	Serwis Szczecin Sp. z o.o.	
34.	Serwis Krakow Sp. z o.o.	
35.	Serwis Mazowsze Sp. z o.o.	
36.	Serwis Katowice Sp. z o.o	
37.	Serwis Poznan Sp. z o.o.	
38.	Serwis Rzeszow Sp. z o.o.	
39.	Serwis Slupsk Sp. z o.o.	
40.	Centrum Edukacji Sp. z o.o.	

43.	Serwis Gdansk Sp. z o.o.	
44.	Serwis Zachod Sp. z o.o.	
45.	Serwis Nowa Wies Wielka Sp. z o.o.	
46.	ORLEN Transport Olsztyn Sp. z o.o.	
47.	ORLEN Transport Lublin Sp. z o.o.	
48.	ORLEN Transport Szczecin Sp. z o.o.	
49.	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	
50.	ORLEN Transport Poznan Sp. z o.o.	
51.	ORLEN Transport Slupsk Sp. z o.o.	
52.	ORLEN Transport Krakow Sp. z o.o.	2
53.	ORLEN Transport Warszawa Sp. z o.o.	
54.	ORLEN Transport Nowa Sol Sp. z o.o.	
55.	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.	
56.	ORLEN KolTrans Sp. z o.o.	
57.	ORLEN Morena Sp. z o.o.	4
58.	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.	
59.	Piast Sp. z o.o.	4
60.	Petro-Oil-Slaskie Centrum Sprzedazy Sp. z o.o.	
61.	Petro-Oil-Podlaskie Centrum Sprzedazy Sp. z o.o.	
62.	Petro-Oil-ZachodnioPomorskie Centrum Sprzedazy Sp. z o.o.	
63.	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o.	
64.	Petro-Oil-Pomorskie Centrum Sprzedazy Sp. z o.o.	
65.	Petro-Oil-Malopolskie Centrum Sprzedazy Sp. z o.o.	
66.	Petro-Oil SEEWAX Sp. z o.o.	

Transactions with related entities were presented above using the arithmetic average of the exchange rates published by the National Bank of Poland for the last day of each month in the period from 1 January 2002 to 31 December 2002 - equal - 3,8697 PLN/ EUR.

CHANGES IN THE COMPOSITION OF THE dominant COMPANY AND IN THE CONSOLIDATED COMPANIES' MANAGEMENT AND SUPERVISORY BOARDS DURING the year ended 31 December 2002

Following people were members of the Management Board of PKN ORLEN S.A. in the period from 1 January 2002 to 31 December 2002:

Andrzej Modrzejewski	President of the Management Board
	General Director until 8 February 2002
Jaroslaw Tyc	Vice-President of the Management Board
	Retail Sales Director until 8 February 2002
Czeslaw Bugaj	Member of the Management Board
	Production Director until 7 March 2002
Andrzej Dretkiewicz	Member of the Management Board until 8 February
	Wholesale and Logistics Director
Wladyslaw Wawak	Member of the Management Board until 7 March 20
	Development and Technology Director
Wojciech Weiss	Member of the Management Board until 7 March 20
	Employee and Restructuring Director
Krzysztof Cetnar	Vice-President of the Management Board - Econom 28 June 2002)
Zbigniew Wrobel	President of the Management Board
	General Director from 8 February 2002
Slawomir Golonka	Vice-President of the Management Board from 8 F
	Vice-President of the Management Board from 12
	Sales Director
Andrzej Macenowicz	Member of the Management Board from 8 February

	Vice-President of the Management Board Human Re Director from 12 March 2002
Janusz Wisniewski	Vice-President of the Management Board from 7 M
	Vice-President of the Management Board for Deve March 2002
Jacek Strzelecki	Vice-President of the Management Board for Econ
	from 11 July 2002

In the reporting period the Supervisory Board constituted by following people performed supervision over the activity of the Dominant Company:

Aleksander Olas	Member of the Supervisory Board until 21 Febru
Szczepan Targowski	Member of the Supervisory Board until 21 Febru
Kalina Grzeskowiak-Gracz	Member of the Supervisory Board until 21 Febru
Marcin Gizewski	Secretary of the Supervisory Board until 21 Fe
Marek Wasowicz	Member of the Supervisory Board until 21 Febru
Jerzy Idzik	Vice-chairman of the Supervisory Board until 2
Andrzej Herman	Chairman of the Supervisory Board until 28 Jun
Stanislaw Kondracikowski	Member of the Supervisory Board until 21 Febru
Slawomir Golonka	Member of the Supervisory Board until 8 Februa
Grzegorz Mroczkowski *)	Member of the Supervisory Board from 8 Februar
	Secretary of the Supervisory Board from 7 Marc
Maciej Gierej	Member of the Supervisory Board from 21 Februa
	until 28 June 2002
	Chairman of the Supervisory Board from 28 June
Edward Grzywa	Member of the Supervisory Board from 21 Februa
Krzysztof Kluzek	Member of the Supervisory Board from 21 Februa
Andrzej Kratiuk	Member of the Supervisory Board from 21 Februa
Ryszard Lawniczak	Member of the Supervisory Board from 21 Februa
Krzysztof Szlubowski	Member of the Supervisory Board from 21 Februa
Jan Waga	Member of the Supervisory Board until 21 Febru
	Vice-chairman of the Supervisory Board from 7
Jozef Wozniakowski **)	Member of the Supervisory Board from 28 June 2

*) dismissed on 25 March 2003

**) resigned on 14 February 2003

Members of the Management and Supervisory Boards in companies of the Capital Group PKN ORLEN S.A. as at 31 December 2002 (below Supervisory Board members include only those representing PKN ORLEN).

Most important companies when considering turnover and equity:

Rafineria Trzebinia S.A.	President	Grzegorz Slak
	Member of the Management Board	Pawel Kaliciak, Eugeniusz
	Supervisory Board	Janusz Wisniewski - Chair
		Wojciech Gurgacz,
		Jerzy Idzik,
		Danuta Kowalska,

Rafineria Nafty Jedlicze S.A.	President	Mieczyslaw Markiewicz
	Member of the Management Board	Wojciech Gurgacz, Ryszard
	Supervisory Board	Andrzej Macenowicz - Chai
		Czeslaw Bugaj,
		Andrzej Stegenta,
		Tomasz Gryzewski,
		Jerzy Rasilewicz,
IKS Solino S.A.	President	Czeslaw Misterski
	Member of the Management Board	Piotr Mrozinski, Jolanta
	Supervisory Board	Andrzej Macenowicz - Chai
		Marek Bakula,
		Piotr Kearney,
		Wladyslaw Wawak
Anwil S.A.	President	Benedykt Michewicz
	Member of the Management Board	Teresa Szeligowska, Wojci
		Krzysztof Kaminski
	Supervisory Board	Janusz Wisniewski - Chair
		Jacek Strzelecki,
		Slawomir Golonka,
		Janusz Zielinski
Naftoport Sp. z o.o.	President	Tadeusz Zakrzewski
	Member of the Management Board	Andrzej Radzikowski
	Supervisory board	Andrzej Macenowicz - Chai
		Wladyslaw Wawak,
		Witold Czaja
ORLEN - Oil Sp. z o.o.	President	Marian Andrzej Lyko
	Member of the Management Board	Adam Gebala, Wojciech Gla
	Supervisory board	Slawomir Golonka - Chairm
		Janusz Wisniewski

Fuel companies:

ORLEN PetroTank Sp. z o.o.	President	Jaroslaw Wasilek
	Member of the Management Board	Stanislaw Kulig, Artur Fa
		Jacek Strzelecki - Chairm

ORLEN PetroProfit Sp. z o.o.	President	Jan Serwa
	Member of the Management Board	Jacek Stodolkiewicz, Ewa
		Krzysztof Gawlowski - Cha
	Supervisory board	
		Wojciech Ostrowski,
		Bogdan Leski
ORLEN Petrocentrum	President	Jozef Janiszewski
Sp. z o.o.	Member of the Management Board	Aniela Michalik
		Pawel Wysocki - Chairman
	Supervisory board	
		Jacek Choroszewski
		Jacek Piatkowski
Petrolot Sp. z o.o.	President	Jan Kujawa
	Member of the Management Board	Leszek Sieluk, Ryszard Pi
		Kazimierz Klek - Chairman
	Supervisory board	
		Zbigniew Naskretski
ORLEN PetroZachod	President	Krzysztof Badura
Sp. z o.o.	Member of the Management Board	Przemyslaw Lesnik, Zenon
		Andrzej Kijek - Chairman
	Supervisory board	
		Jaroslaw Sosinski
Przedsiebiorstwo Uslug Morskich	President	Jerzy Krzystyniak
Ship - Service S.A.	Member of the Management Board	Andrzej Lobodzinski, Zbig
		Wojciech Radomski- Chairm
	Supervisory board	
		Mariusz Pietka
		Zdzislaw Kedzierski
ORLEN Morena Sp. z o.o.	President	Izabella Olszewska
	Member of the Management Board	Wanda Zubrzycka
		Krzysztof Langer - Chairm
	Supervisory board	
		Alicja Zachura

LPG company:

ORLEN Gaz	President	Andrzej Rokicki
Sp. z o.o.	Member of the Management Board	Bernard Cichocki, Krzyszt
		Bazyli Samojlik - Chairma
	Supervisory Board	
		Wojciech Radomski,
		Grazyna Tomala

	Member of the Management Board	Leszek Luniewski
	Supervisory Board	Robert Bednarski - Chairm Jacek Stanik, Danuta Kozlowska
Petrotel Sp. z o.o.	President	Marian Ostrowski
	Member of the Management Board	Ewa Raczynska, Janusz Saw
	Supervisory Board	Lech Barszczewski - Chair Artur Parlicki
ORLEN Projekt S.A.	President	Dariusz Nowalinski
	Member of the Management Board	Celina Olszewska, Krystyn
	Supervisory Board	Konstanty Makal - Chairma Przemyslaw Grabowski Andrzej Czarzasty
ORLEN Medica Sp. z o.o.	President	Pawel Reszelski
	Member of the Management Board	Wojciech Szumski
	Supervisory Board	Jerzy Adamus - Chairman o Malgorzata Olaszkiewicz Marzena Witkowska
ORLEN Polimer Sp. z o.o.	President	Andrzej Szota
	Member of the Management Board	Wieslaw Mazur, Tomasz Paw
	Supervisory Board	Tomasz Kwiecien - Chairma Aleksandra Sieczkowska, Jerzy Nowalinski

Repairing companies of PKN ORLEN S.A.:

ORLEN EnergoRem Sp. z o.o.	President	Krzysztof Miaskiewicz
	Member of the Management Board	Jacek Lichocki
	Supervisory Board	Ryszard Job - Chairman of Jacek Bielecki
ORLEN Automatyka Sp. z o.o.	President	Kazimierz Betlejewski
	Member of the Management Board	Jerzy Klatte
	Supervisory Board	Waldemar Pobierzyn - Chai Janusz Wisniewski
ORLEN Remont Sp. z o.o.	President	Zygfryd Plochocki
	Member of the Management Board	Andrzej Janiak
	Supervisory Board	Agata Keszczyk-Grabowska board

Sp. z o.o.		
	Member of the Management Board	Stanislaw Kobla
	Supervisory Board	Krzysztof Kosinski - Chai Pawel Krupa
ORLEN Mechanika Sp. z o.o.	President	Tomasz Mazur
	Member of the Management Board	Marek Wroblewski
	Supervisory Board	Krystian Pater - Chairman Jozef Wieckowski
ORLEN Eltech Sp. z o.o.	President	Edward Sosnowski
	Member of the Management Board	Andrzej Gastolek
	Supervisory Board	Urszula Bres - Chairman o Szczepan Targowski
ORLEN Wir Sp. z o.o.	President	Jozef Swiatczak
	Member of the Management Board	Witold Kapela
	Supervisory Board	Zdzislaw Nicewicz - Chair Waldemar Zaborowski

Transport companies of PKN ORLEN S.A.:

ORLEN Transport Plock Sp. z o.o.	President	Jerzy Jasinski
	Member of the Management Board	Roman Rutecki, Remigiusz
	Supervisory Board	Eugeniusz Korsak - Chairm Elwira Lewtak
ORLEN Transport Szczecin Sp. z o.o.	President	Pawel Hapczyk
	Member of the Management Board	Bogdan Biskupski
	Supervisory Board	Anna Zdeb - Chairman of t Malgorzata Malkiewicz
ORLEN Transport Krakow Sp. z o.o.	President	Pawel Mularz
	Member of the Management Board	Stanislaw Dlugosz, Jozef
	Supervisory Board	Michal Frankiewicz - Chai Mariusz Suchecki
ORLEN Transport Lublin Sp. z o.o.	President	Andrzej Czajkowski
	Member of the Management Board	Janusz Zaorski
	Supervisory Board	Mariusz Galusiakowski- Ch Marek Jedlak
ORLEN Transport Nowa Sol Sp. z o.o.	President	Leszek Gnitecki
	Member of the Management Board	Adam Twardak
	Supervisory Board	Adam Trojanowski- Chairma

o.o.		
	Member of the Management Board	Tomasz Puzio, Elzbieta Ol
		Maciej Manicki - Chairman
	Supervisory Board	
		Piotr Radomski
ORLEN Transport Slupsk	President	Wieslaw Idzkowski
Sp. z o.o.	Member of the Management Board	Edward Klecha Slawomir My
		Anna Szurek - Chairman of
	Supervisory Board	
		Grzegorz Mlynarczyk
ORLEN Transport Warszawa Sp. z o.o.	President	Waldemar Drymel
	Member of the Management Board	Roman Bulik, Leszek Szmid
		Marek Bakula - Chairman o
	Supervisory Board	
		Anna Raczkowska
ORLEN Transport Olsztyn Sp. z o.o.	President	Tadeusz Kowalczyk
	Member of the Management Board	Stanislaw Mastylo
		Jerzy Majchrzak - Chairma
	Supervisory Board	
		Anna Byszewska
ORLEN Transport Kedzierzyn Kozle	President	Marek Gadowski
Sp. z o.o.	Member of the Management Board	Michal Miklas, Janusz Ryb
		Dariusz Formela- Chairman
	Supervisory Board	
		Ryszard Gibula
ORLEN KolTrans Sp. z o.o.	President	Andrzej Dorosz
	Member of the Management Board	Czeslaw Wieczorek
		Marcin Jezewski - Chairma
	Supervisory Board	
		Andrzej Malecki
		Adam Wozniak

Other companies:

Chemiepetrol GmbH	Management board	Dariusz Dabrowa, Jurgen K
Flexpol Sp. z o.o.	President	Zdzislaw Nisztor
	Supervisory board	Karol Marek Sep
		Wieslaw Idzkowski
ORLEN Powiernik Sp. z o.o.	President	Arkadiusz Lewtak
	Member of the Management Board	Malgorzata Kowalska
		Andrzej Barna - Chairman
	Supervisory Board	
		Iwona Zawidzka
		Grazyna Tomala
ORLEN Budonaft Sp. z o.o.	President	Aleksander Musialik
	Member of the Management Board	Ewa Czernicka, Bogdan Kol

Rafal Jedrzejewski

Arkadiusz Walichnowski

Walenty Cywinski

TOTAL NUMBER OF ALL SHARES OF THE DOMINANT COMPANY AND OF OTHER CAPITAL GROUP ENTITIES BEING HELD BY MANAGEMENT BOARD AND SUPERVISORY BOARD MEMBERS OF DOMINANT COMPANY

As at 31 December 2002 management and supervisory board members did not possess any shares and stakes in the Dominant Company and other companies in the Capital Group.

SHAREHOLDERS OF DOMINANT COMPANY

The structure of shareholders of the Dominant Company as at 31 December 2002:

Shareholder	Number of shares	Number of votes	Par value
Nafta Polska S.A	74,076,299	74,076,299	
State Treasury	43,633,897	43,633,897	
The Bank of New York	56,932,910	56,932,910	
Others *	245,534,031	245,534,03	
Total	420,177,137	420,177,137	

*) According to current report no 56/2002 issued on 20 June 2002, Warsaw based Kulczyk Holding S.A. and its affiliates, possessed 23,911,206 shares of PKN ORLEN S.A., constituting 5.69% of total number of votes on the General Meeting of Shareholders.

No contracts are known, as a result of which changes in the stake of shareholders might in future occur.

Management Board Commentary on Business Operations

of Polski Koncern Naftowy ORLEN Spolka Akcyjna Capital Group

for the year ended 31 December 2002

submitted by the Management Board composed of:

President of the Management Board - Zbigniew Wrobel

Vice - President of the Management Board - Jacek Strzelecki

Vice - President of the Management Board - Slawomir Golonka

Vice - President of the Management Board - Janusz Wisniewski

Vice - President of the Management Board - Andrzej Macenowicz

Plock, 14 April 2003

END







Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Annual Report 2002_PAS cons.9
Released	17:09 23 Apr 2003
Number	2613K

CAPITAL GROUP OF

POLSKI KONCERN NAFTOWY ORLEN S.A.

LONG FORM AUDITOR'S REPORT

SUPPLEMENTING THE OPINION

ON THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2002

I. GENERAL NOTES

1. Background

The Dominant Company of the PKN ORLEN Group (hereinafter "the Group" or "Capital Group") is Polski Koncern Naftowy ORLEN Spolka Akcyjna ("the Dominant Company", "the Company"). The Dominant Company was incorporated on the basis of a Notary Deed dated 29 June 1993 as a result of transformation of the state - owned enterprise into joint stock company.

The Dominant Company is registered in the National Court Register kept by District Court in Warsaw, XXI Economic and Registry Department of National Court Register Entry No. KRS 28860 granted on 26 July 2002.

The Company has the NIP number 774-00-01-454 granted on 10 September 1993 and the REGON statistical number: 610188201 granted on 8 July 1993.

In accordance with the resolution of the General Meeting of Shareholders of the Dominant Company dated 19 May 1999 as the result of incorporation of Centrala Produktow Naftowych S.A. by the Dominant Company, the scope of activities of Dominant Company was changed. According to the statutory regulations dated 19 May 1999 and its further changes dated 6 July 2001, the Dominant Company's activities

- processing of crude oil and manufacturing of oil-derivative/ refinery and petrochemical products and semi-finished products,

- domestic and foreign trade on own account, on commission and as consignee, including in particular: the trade of crude oil, oil-derivative products and other fuel, the sale of motor vehicles, parts and accessories as well as sale of consumer and industrial goods.

- research and development activity, project work, construction and production activities on own account and as the consignee, in the areas of manufacturing, storage, packaging and trade in solid, liquid and gaseous oil products, secondary chemical products as well as transportation: by land, by trail, water and by pipeline,

- transportation activity including land transport, trail transport, water and pipeline transport,

- storage of oil and liquid gas, creation and management of oil stock according to the appropriate regulations,

- services connected to the principal activity, especially:

  - land and sea reloading,

  - refining of gas and oil including ethylisation, dyeing and blending of components,

- purchase, trade and processing of used lubricant oil and other chemical waste,

- manufacturing, transportation and trade in electrical and heating energy,

- overhaul of the appliances used in core activities, especially refinery and petrochemical appliances, oil storage appliances, oil stations and means of transportation,

- metal production and processing of plastic raw materials,

- operation of gas stations, bars, restaurants and hotels,

- capital investment activity, in particular: purchasing and trade of shares and stock in domestic and foreign trade,

- activities in the area of education, professional schooling and internal human capital services.

The scope of activities of the Group's subsidiaries and associates are similar to those of the Dominant Company.

The information on:

- the Dominant Company's share capital;

- the ownership structure of the Dominant Company's share capital;

- the composition of the Management Board and changes thereto

were presented in the auditor's report on the Dominant Company's financial statements for the year ended 31 December 2002, dated 25 March 2003.

1. Capital Group Structure

As at 31 December 2002, the PKN ORLEN Group consisted of the direct and indirect consolidated subsidiaries that are listed in Appendix 1.

As at 31 December 2002, shares in the associates (direct and indirect) listed in Appendix 1 were accounted for in consolidated financial statements of the Group under the equity method.

The other subsidiaries listed in Appendix 2, were excluded from the consolidation on the basis of Article 58 Clause 1 Point 1 of the Accounting Act of 29 September 1994 (Journal of Laws No. 121 item 591 with subsequent amendments) hereinafter referred to as the Act.

The shares in associates (direct and indirect), listed in Appendix 2, were included in the consolidated financial statements at acquisition cost less impairment.

Changes concerning the entities included in the consolidation in comparison to the prior year are presented in point B of the Introduction to the consolidated financial statements of the Capital Group for the year ended 31 December 2002.

3. Consolidated financial statements

3.1. Auditor's opinion and audit of consolidated financial statements

Ernst & Young Audit Sp. z o.o. located in Warsaw at Sienna St. 39, is an authorised audit firm registered on the list of certified auditors under no. 130.

Ernst & Young Audit Sp. z o.o. was appointed to audit the Group's consolidated financial statements by the Supervisory Board of the Company on 24 October 2002.

Ernst & Young Audit Sp. z o.o. and the auditor managing the audit meet the conditions required to express an impartial and independent opinion on the financial statements, as stipulated by Art. 66.2 and 3 of the Act.

We have audited the consolidated financial statements for the year ended 31 December 2002 based on the contract concluded with the Dominant Company on 23 December 2002.

Our responsibility was to express an opinion on the consolidated financial statements on the basis of our audit. The auditing procedures were designed in such a way as to enable us to express an opinion on the consolidated financial statements taken as a whole.

Our procedures did not extend to supplementary information which does not have an impact on the financial statements taken as a whole.

Based on our audit, we issued a separate audit opinion dated 14 April 2003 which was as follows:

1. "We have audited the attached consolidated financial statements for the year ended 31 December 2002 of the capital group of Polski Koncern Naftowy ORLEN S.A. (the "Capital Group") located in Plock at Chemikow St. 7, containing:

- the consolidated balance sheet as at 31 December 2002 with total assets amounting to 14,783,525,818.75 zlotys (in words: fourteen billion seven hundred eighty three million five hundred twenty five thousand eight hundred eighteen zlotys and 75/100),

- the consolidated profit and loss account for the period from 1 January 2002 to 31 December 2002 with a net profit amounting to 479,335,282.46 zlotys (in words: four hundred seventy nine million three hundred thirty five thousand two hundred eighty two zlotys and 46/100),

- the consolidated statement of changes in shareholders' equity for the period from 1 January 2002 to 31 December 2002 with a net increase in shareholders' equity amounting to 507,883,519.08 zlotys (in words: five hundred seven million eight hundred eighty three thousand five hundred nineteen zlotys and 8/100),

- the consolidated cash flow statement for the period from 1 January 2002 to 31 December 2002 with a net cash outflow amounting to 25,194,563.60 zlotys (in words twenty five million one hundred ninety four thousand five hundred sixty three zlotys 60/100) and

- the additional notes and explanations.

The format of the attached consolidated financial statements for the year ended 31 December 2002 ("the attached consolidated financial statements") is prescribed by the Decree of the Council of Ministers of 16 October 2001 on current and periodic information provided by issuers of securities (Journal of Law No. 139, item 1569 with further amendments) ("Decree on current and periodic information").

1. The truth and fairness of the attached consolidated financial statements and the proper maintenance of the accounting records are the responsibility of the dominant company's Management Board. Our responsibility was to audit the attached consolidated financial statements and to express an opinion whether, based on our audit, these consolidated financial statements present truly and fairly the financial position, profitability and financial results of the Capital Group.

2. We conducted our audit of the consolidated financial statements in accordance with the following regulations being in force in Poland:

- chapter 7 of the Accounting Act, dated 29 September 1994 (the "Accounting Act"),

- the auditing standards issued by the National Chamber of Auditors,

in order to obtain reasonable assurance as to whether the consolidated financial statements are free of material misstatement. In particular, the audit included examining, to a large extent on a test basis, documentation supporting the amounts and disclosures in the consolidated financial statements. The audit also included assessing the accounting principles adopted and used by the Capital Group and significant estimates made by the Management of the dominant company, as well as evaluating the overall presentation of the financial statements. We believe our audit has provided a reasonable basis to express our opinion on the consolidated financial statements treated as a whole.

1. The consolidated financial statements for the prior financial year ended 31 December 2001 were subject to an audit by an auditor acting on behalf of other audit firm who issued unqualified opinion on these consolidated financial statements, dated 6 May 2002.

2. In our opinion, the attached consolidated financial statements, in all material respects:

Group's operations for the period from 1 January 2002 to 31 December 2002, as well as its financial position as at 31 December 2002,

- have been prepared in accordance with the accounting principles specified in the Accounting Act referred to above and the regulations issued based on that Act,

- are in accordance with the Accounting Act referred to above and the regulations issued based on that Act that affect their content.

1. Without qualifying our opinion, we draw attention to the following issues:

a. The consolidated financial statements of the Capital Group contain financial data of 35 subsidiaries (including 2 capital groups) and 3 associates accounted for under the equity method, which were audited by authorised audit firms. We have received the auditor's opinions issued by the authorised audit firms on the financial statements of these subsidiaries and associates. The aggregate value of the assets of the entities audited by other authorised audit firms represents 10% of the consolidated assets and the aggregate results of these entities represent 12% of the consolidated financial results of the Capital Group.

b. As of 1 January 2002, the Act dated 9 November 2000 on Amendments to the Accounting Act became effective. Due to the above, the Company changed its accounting policies as presented in detail in point D of the introduction to the financial statements and in Note 63 of the additional information and explanations of the attached financial statements.

1. We have read the Management Board Commentary on the Business Operations of the Capital Group for the period from 1 January 2002 to 31 December 2002 and the Rules for Preparing Annual Consolidated Financial Statements ("Directors' Report") and conclude that the information derived from the attached consolidated financial statements reconciles with the consolidated financial statements. The information included in the Directors' Report corresponds with § 65.3 of the Decree on current and periodic information."

Audit was performed during the period from 20 January to 14 April 2002 at the Dominant Company's premises.

3.2. Information on audits of financial statements of consolidated companies

<u>Dominant Company</u>

Name of company	*Auditor*	*Financial statements for the year ended*	*Type of auditor's opinion*
Polski Koncern Naftowy ORLEN S.A.	*Ernst and Young Audit Sp. z o.o.*	*31 December 2002**	*unqualified, with an emphasis of matter, concerning:* *-implementing changes in applied accounting policies* *-disclosing in*

			statements shares and stakes in subsidiaries and associates at purchase price

* not approved until the date of issue of the opinion

Information on audited financial statements of consolidated subsidiaries and associates that were accounted under the equity method are presented in Appendix 1.

3.3. Representations provided and availability of data

The Management Board of the Dominant Company confirmed its responsibility for the truth and fairness of the consolidated financial statements. The Dominant Company's Management Board provided us with all financial statements of the Group companies included in the consolidated financial statements, consolidation documentation and other required documents as well as all necessary explanations. We also obtained a written representation from the Management Board of the Dominant Company confirming:

- the complete disclosure of information in the consolidation documentation,
- the inclusion of all contingent liabilities in the consolidated financial statements,
- the disclosure in the financial statements of all material events from the balance sheet date to the date of the representation.

The representation also confirmed that the information provided to us was true and fair to the best of the Management Board's knowledge and belief, and that it included all events that could have an effect on the consolidated financial statements.

3.4 Information on the Group's prior year consolidated financial statements

The Group's consolidated financial statements for the year ended 31 December 2001 were approved by the General Shareholders Meeting on 30 August 2002.

The consolidated balance sheet as at 31 December 2001, consolidated profit and loss account and consolidated cash flow statement for the year ended 31 December 2001 together with the auditor's opinion and the excerpt from the resolution approving the consolidated financial statements were published in Monitor B Nr 671 on 10 December 2002.

4. FINANCIAL RATIOS

4.1. Basic data and financial ratios

We have selected a number of financial ratios detailing the financial performance of the Group during the years 2001 – 2002, calculated on the basis of the consolidated financial data included in the audited consolidated financial statements for the year ended 31 December 2002, which are the subject of our audit and comparative data for year 2001,

they were not restated in accordance with the requirements of the Act on the Amendments to the Accounting Act of 9 November 2000.

	2002	2001
Total assets Shareholders equity	14,783,526 7,927,014	14,109,041 7,501,139
Net profit/loss	479,335	365,866
Return on assets	3.2%	2.6%
Net profit		
Total assets		
Return on equity	6.0%	4.9%
Net profit		
Shareholders equity		
Net sales profitability	1.8%	1.4%
Net profit		
Sales revenue		
Liquidity I	1.07	1.18
Current assets		
Short-term liabilities		
Liquidity III	0.05	0.06
Trade securities + cash		
Short-term liabilities		
Receivables days	19	19

Trade receivables x 365		
Sales revenue		

	2002	2001
Creditor days	41	28
Trade creditors x 365		
Costs of goods for resale sold + cost of production of finished products sold		
Inventory days	78	57
Inventory x 365		
Cost of sold goods for resale and raw materials sold + cost of production of finished products sold		
Stability of financing	62.3%	68.6%
Shareholders equity + provisions + long-term liabilities		
Total liabilities and equity		
Debt ratio	46.4%	46.8%
(Total liabilities – shareholders equity) x 100		
Total assets		
Rate of inflation:		
yearly average	1.9%	5.5%
December to December	0.8%	3.6%

4.2 Comments on changes in financial ratios

Basing on the above financial ratios the following trends may be observed:

Profitability ratios

In 2002 all profitability indices have increased in comparison to 2001: ROA from 2.6% to 3.2%, ROE from 4.9% to 6.0% and profit margin from 1.4% to 1.8%.

Liquidity ratios

Liquidity I index has decreased in 2002 by 0.11 in comparison with 2001. Its level in 2001 and 2002 was equal to 1.18 and 1.07, respectively. During the year 2002 liquidity III index decreased by 0.01 compared to 2001. It amounted to 0.06 and 0.05 in 2001 and 2002, respectively.

Efficiency ratios

Debtors turnover in years 2002 and 2001 amounted to 19 days. The creditors turnover ratio in 2002 amounted to 41 days and increased by 13 days compared to 2001, when it reached the level of 28 days.

Stock turnover ratio in 2002 grew by 21 days comparing to 2001 and amounted to 78 days. In 2001 its value equalled to 57 days.

Gearing

Gearing ratio fell from 68.6% in 2001 to 62.3% in 2002.

Debt ratio

Debt ratio in years 2001-2002 remained at a steady level and amounted to 46.8% and 46.4% in 2001 and 2002 respectively.

4.3 Going concern

Nothing came to our attention during the audit that would cause us to believe that the major companies within Group are unable to continue as a going concern for the twelve months subsequent to 31 December 2002 as a result of any intentional or compulsory closure or significant limitation in its area of activity.

I. DETAILED REPORT

1. COMPLETENESS AND ACCURACY OF CONSOLIDATION DOCUMENTATION

During the audit we have not noted any material irregularities in the consolidation documentation which were not subsequently corrected that could have a material effect on the audited consolidated financial statements. These would include matters related to the requirements applicable to the consolidation documentation (and in particular exclusions relating to consolidation adjustments) and the archiving of the consolidation documentation.

2. ACCOUNTING POLICIES FOR THE VALUATION OF ASSETS AND LIABILITIES

The accounting policies and rules for the presentation of data are detailed in point D in the Introduction to the Group's consolidated financial statements for the year ended 31 December 2002.

We addressed the issue of whether the Group's accounting policies were applied consistently in the auditor's opinion on the consolidated financial statements.

Changes in the accounting policies and the effects of their changes are detailed in Note 63 to the Group's consolidated financial statements for the year ended 31 December 2002 ("Notes").

3. DETAILS OF COMPONENTS OF ASSETS AND LIABILITIES IN THE CONSOLIDATED FINANCIAL STATEMENTS

Details of the Group's assets and liabilities are presented in the audited consolidated financial statements for the year ended 31 December 2002.

The data disclosed in the consolidated financial statements reconcile with the consolidation documentation.

3.1. Goodwill on consolidation and amortisation

Goodwill on consolidation is the amount stated in the consolidation documentation. The goodwill amortisation method is in line with the Group's accounting policies.

Movements in goodwill on consolidation during the financial year have been presented in Note 2.

Movements in the accumulated amortisation of goodwill on consolidation during the financial year have been presented in Note 2.

2. Negative goodwill on consolidation and write-offs

Movements in negative goodwill during the financial year have been presented in Note 20.

In accordance with the decision of the Dominant Company's Management Board, the amortisation of negative goodwill on consolidation is charged to the consolidated profit over period of 10 – 12 years being weighted average of economic useful life of the depreciable/amortisable acquired assets. The related amortisation for the year 2002 amounted to PLN 42,143 thousand.

The value of negative goodwill is consistent with the consolidation documentation.

3. Shareholders equity

consolidation documentation and appropriate legal documentation.

Information on shareholders equity is presented in Notes 13-18.

4. **Minority interests**

Minority interests amounting to PLN 410,890 thousand as at 31 December 2002 were correctly calculated and are consistent with the consolidation documentation.

3.5 Financial year

The balance sheet date for all companies that are part of the Group is 31 December 2002. The companies' financial year is the year from 1 January 2002 to 31 December 2002.

1. CONSOLIDATION ADJUSTMENTS

4.1. Eliminations of inter-company balances (debtors and creditors) as well as inter-company transactions (revenues and expenses) of consolidated companies

All eliminations of inter-company balances (debtors and creditors) as well as inter-company transactions (revenues and expenses) of the consolidated companies reconcile with the consolidation documentation.

4.2. Eliminations of unrealised results of the consolidated companies, included under assets, as well as relating to dividends

All eliminations of unrealised results of the consolidated companies, included in assets, as well as relating to dividends reconcile with the consolidation documentation.

2. DISPOSAL OF ALL OR PART OF SHARES IN A SUBSIDIARY OR AN ASSOCIATE

There were no material sales in whole or in part of shares in any subsidiary or associate during the financial year.

3. ITEMS WHICH HAVE AN IMPACT ON THE GROUP'S PROFIT AND LOSS

Details of the Group's profit and loss have been included in the audited financial statements for the year ended 31 December 2002.

4. WORK OF THE EXPERT

During our audit we have taken into account the results of the work of the following independent experts:

- Actuary – (Deloitte & Touche) – valuation of prospective liabilities for the reasons other than salaries and wages as at 31 December 2002
- WS Atkins – an environmental expert – valuation of prospective environmental expenses in April 2002

- Certified auditors who audited financial statements of the subordinates within the Group

Lukasz Zalicki

Certified auditor

No 9542/7118

(Original manually signed)

On behalf of
Ernst & Young Audit
Sp. z o.o.

00-121 Warszawa,

ul. Sienna 39

No 130

(Original manually signed)

Jacek Hryniuk

Certified auditor

No 9262/6958

Warsaw, 14 April 2003

Appendix 1

As at 31 December 2002, the PKN ORLEN Group consisted of the following subsidiaries that were consolidated and the following associates that were accounted for under the equity method as at 31 December 2002.

No.	*Name and registered office*	*Type of business*	*Share capital relationship*	*Method of consolidatior*
	Subsidiaries			
1.	ORLEN PetroTank Sp. z o.o. , Widelka	Liquid fuels trading	subsidiary	full method
2.	ORLEN Gaz Sp. z o.o., Plock	Liquid gas sales	subsidiary	full method

3.	ORLEN PetroCentrum Sp. z o.o., Plock	Liquid fuels trading	subsidiary	full method
4.	ORLEN Medica Sp. z o.o., Plock	Medical activity	subsidiary	full method
5.	ORLEN Budonaft Sp. z o.o., Krakow	Building and repairs of gas stations	subsidiary	full method
6.	ORLEN Polimer Sp. z o.o., Plock	Polymers trading	subsidiary	full method
7.	ORLEN Powiernik Sp. z o.o., Plock	Trustee services for the Company	subsidiary	full method
8.	ORLEN KolTrans Sp. z o.o., Plock	Train supply services, spedition of products, tank administration, fuel and oil trading	subsidiary	full method
9.	ORLEN Transport Szczecin Sp. z o.o., Szczecin	Transport services	subsidiary	full method
10.	ORLEN Transport Lublin Sp. z o.o., Lublin	Transport services	subsidiary	full method
11.	ORLEN Transport Krakow Sp. z o.o., Krakow	Transport services	subsidiary	full method
12.	ORLEN Transport Plock Sp. z o.o., Plock	Transport services	subsidiary	full method
13.	ORLEN Transport Nowa Sol Sp. z o.o., Nowa Sol	Transport services	subsidiary	full method
14.	Zaklad Budowy Aparatury S.A., Plock	Industry machinery manufacturing	subsidiary	full method
15.	ORLEN Transport Poznan Sp. z o.o., Poznan	Transport services	subsidiary	full method
16.	ORLEN Transport Slupsk Sp. z o.o., Slupsk	Transport services	subsidiary	full method
17.	ORLEN Transport Warszawa Sp. z o.o., Warszawa	Transport services	subsidiary	full method
18.	ORLEN Transport Olsztyn Sp. z o.o., Olsztyn	Transport services	subsidiary	full method
19.	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o., Kedzierzyn - Kozle	Transport services	subsidiary	full method
20.	Petrotel Sp. z o.o., Plock	Telecommunication services	subsidiary	full method
21.	ORLEN Petroprofit Sp. z o.o., Niemce	Liquid fuels trading	subsidiary	full method

22.	ORLEN WodKan Sp. z o.o., Plock	installation	subsidiary	full method
23.	Rafineria Trzebinia S.A., Trzebinia	Paraffin processing, production and sales of fuels and oils	subsidiary	full method
24.	Anwil S.A., Wloclawek	Production of PCV and fertilizers	subsidiary	full method
25.	Rafineria Nafty Jedlicze S.A., Jedlicze	Paraffin processing, production and sales of paraffin products	subsidiary	full method
26.	Inowroclawskie Kopalnie Soli "SOLINO" S.A., Inowroclaw	Industrial brine production processing of vacuum salt	subsidiary	full method
27.	ORLEN Mechanika Sp. z o.o., Plock	Repair services for mechanical division	subsidiary	full method
28.	Przedsiebiorstwo Uslug Morskich Ship - Service S.A., Warszawa	ship services, reloading and storing of goods for resale	subsidiary	full method
29.	ORLEN Automatyka Sp. z o.o., Plock	Repair services for automation Repair, installation and maintenance of controlling, measuring, testing and navigational devices and instruments	subsidiary	full method
30.	ORLEN PetroZachod Sp. z o.o., Poznan	Liquid fuels trading	subsidiary	full method
31.	ORLEN Remont Sp. z o.o., Plock	Repairs of heat and power plant	subsidiary	full method
32.	Petrolot Sp. z o.o., Warszawa	Liquid fuels trading	subsidiary	full method
33.	ORLEN Eltech Sp. z o.o., Plock	Installation, repair and maintenance services for electrical division	subsidiary	full method
34.	ORLEN Projekt S.A., Plock	Building and technological projecting services	subsidiary	full method
35.	ORLEN EnergoRem Sp. z o.o, Plock	Production of steering devices for industrial processes	subsidiary	full method
36.	ORLEN Wir Sp. z o.o., Plock	Production of pumps and compressors	subsidiary	full method
37.	ORLEN Morena Sp. z o.o., Gdansk	Wholesale trading of automotive spare parts and accessories, retail and wholesale trading of fuels	subsidiary	full method
38.	ORLEN Oil Sp. z o.o., Krakow	Chemicals, petrochemicals and crude oil products trading	subsidiary	full method
39.	Energomedia Sp. z o.o., Trzebinia	Production, purchasing and transfer of energy, gas, waste utilization	subsidiary	full method

40.	Przedsiebiorstwo Inwestycyjno-Remontowe RemWil Sp. z o.o., Wloclawek	Repairs and construction services	subsidiary	full method
41.	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o., Lublin	Trade of petrochemical products and services	subsidiary	full method
42.	RAF-LAB Sp. z o.o., Jedlicze	Laboratory services	subsidiary	full method
43.	Bitrex Sp. z o.o., Trzebinia	Production of asphalt, roofing paper, bituminous pulp and other crude oil products	subsidiary	full method
44.	NaftoWax Sp. z o.o., Trzebinia	Production and sales of paraffin, microwaxes and other chemical and crude oil products	subsidiary	full method
45.	Ship Service Agro Sp. z o.o., Szczecin	Trading activity	subsidiary	full method
46.	Bor-Farm Sp. z o.o., Borkowo Wielkie	Farm	subsidiary	full method
47.	RAF-KOLTRANS Sp. z o.o., Jedlicze	Transport, spedition and repair services, cleaning of transportation units	subsidiary	full method
48.	PetroNaft Sp. z o.o., Trzebinia	Retail and wholesale trading of fuels, chemical and crude oil products	subsidiary	full method
49.	NaftoTransRem Sp. z o.o., Trzebinia	Technical supervising, repairs, services	subsidiary	full method
50.	RAF-ENERGIA Sp. z o.o., Jedlicze	Energy production and trading	subsidiary	full method
51.	Przedsiebiorstwo Produkcyjno-Handlowo-Uslugowe Pro-Lab Sp. z o.o., Wloclawek	Laboratory services	subsidiary	full method
52.	RAF-TRANS Sp. z o.o., Jedlicze	Transport, spedition and repair services	subsidiary	full method
53.	EkoNaft Sp. z o.o., Trzebinia	Laboratory and environment protection services	subsidiary	full method
54.	RAF-REMAT Sp. z o.o., Jedlicze	Repair, maintenance, diagnostic, storing and catering services	subsidiary	full method
55.	RAF-EKOLOGIA Sp. z o.o., Jedlicze	Waste utilization, sewage treatment	subsidiary	full method
56.	Petrogaz Lapy Sp. z o.o., Lapy	Liquid gas sales	subsidiary	full method

57.	Konsorcjum Olejow Przepracowanych - Organizacja Odzysku S.A., Jedlicze	Wholesale trading of waste and scrap	subsidiary	full method
58.	P.U.S. i P. CHEMEKO Sp. z o.o., Wloclawek	Research and analytical services, designing and technical-engineering services connected with environment protection	subsidiary	full method
59.	ORLEN Petrogaz Wroclaw Sp. z o.o., Wroclaw	Liquid gas sales	subsidiary	full method
60.	Montonaft Sp. z o.o., Trzebinia	Building and assembling services	subsidiary	full method
61.	Petrooktan Sp. z o.o., Swidnik	Gas station, retail trade	subsidiary	full method
	Associates			
1.	Przedsiebiorstwo Przeladunku Paliw Plynnych "NAFTOPORT" Sp. z o.o. Sp. z o.o., Gdañsk	Construction and utilizing of liquid fuels' reloading terminals	associate	equity method
2.	Flexpol Sp. z o.o., Plock	Foil production	associate	equity method
3.	Chemiepetrol GmbH, Hamburg (Germany)	Trade and intermediary activities regarding to chemical and derivative products	associate	equity method
4.	Sk Eurochem Sp z o.o. Wloclawek	Production of chemical products	associate	equity method
5.	P.U.T. WIRCOM Sp. z o.o., Wloclawek	Repairs of electrical and spinning machinery	associate	equity method
6.	Z.U.P. EKO-DROG Sp. z o.o., Wloclawek	Cultivation of land, roads and green areas	associate	equity method
7.	P.W. EURO-TRANSCHEM Sp. z o.o., Wloclawek	Transport services and sales of fuels	associate	equity method
8.	P.H.U.P. TRANSCHEM Sp. z o.o., Wloclawek	Railroad transport and repairs	associate	equity method
9.	Z.M. Azomet Sp. z o.o., Wloclawek	Installation-industrial services, repairs	associate	equity method
10.	APEX-ELZAR Sp. z o.o., Wloclawek	Maintenance of measuring and controlling equipment	associate	equity method

11.	S.P.P. PROFMED Sp. z o.o., Wloclawek	Medical services	associate	equity method
12.	P.P.H.U. ARBUD Sp. z o.o., Wloclawek	Building-assembling, investment-overhauls services	associate	equity method
13.	ZOH Sp. z o.o., Wloclawek	Office support for schools and advisory services	associate	equity method
14.	P.W. PRAKON Sp. z o.o., Wloclawek	Maintenance and laundry services	associate	equity method
15.	Petro-Oil SEEWAX Sp. z o.o., Sulejowek near Warszawa	Trade and services in oil industry	associate	equity method
16.	Petr-Oil Lodzkie Centrum Sprzedazy Sp. z o.o., Lodz	Production, sales, services	associate	equity method
17.	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o., Szczucin	Production and trade of petrochemical products	associate	equity method
18	Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o., Bialystok	Trade and services in oil industry	associate	equity method
19.	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o., Legnica	Production and trade of petrochemical products	associate	equity method
20.	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o., Gdansk	Trade and services in oil industry	associate	equity method
21.	Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o., Szczecin	Production, sales, services	associate	equity method
22.	Petro-Oil Slaskie Centrum Sprzedazy Sp. z o.o., Olkusz	Production, sales, services	associate	equity method
23.	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o., Suchy Las near Poznan	Production and trade of petrochemical products	associate	equity method
24.	DWS Perla Sp. z o.o., Ustka	Recreational services	associate	equity method

* not approved until the date of issue of the opinion

As at 31 December 2002, shares in joint venture UAB Ship Service Klajpeda were accounted for under the equity method in the consolidated financial statements. UAB Ship Service Klajpeda has no requirement for auditing financial statements.

Appendix 2

As at 31 December 2002 the PKN ORLEN Capital Group consisted of the following subsidiaries that were not consolidated and the following associates that were not measured under the equity method as at 31 December 2002.

No.	Name and registered office	Type of business	
	Subsidiaries		
1.	SAMRELAKS Machocice Sp. z o.o., Machocice Kapitulne	Catering and hotel services	subsidiary
2.	ZAWITAJ Swinoujscie Sp. z o.o., Swinoujscie	Catering and hotel services	subsidiary
3.	Z.W. Mazowsze Sp. z o.o., Leba	Resting and recreation activity	subsidiary
4.	Wisla Plock Sportowa S.A., Plock	Sport activity	subsidiary
5.	ORLEN Ochrona Sp. z o.o., Plock	Guard services	subsidiary
6.	CPN Serwis Kielce Sp. z o.o., Kielce	Maintenance services regarding to gas stations and storage terminals of petrochemical products	subsidiary
7.	Serwis Gdañsk Sp. z o.o., Gdansk	Maintenance services for gas stations	subsidiary
8.	Einhundertzweiundreissigste Vermoegensverwaltungsgesellschaft mbH	asset management	subsidiary
9.	Einhundertdreiunddreissigste Vermoegensverwaltungsgesellschaft mbH	asset management	subsidiary
10.	Poliolefiny Polska Sp. z o.o., Plock	Production, distribution and trade of polyolefin	subsidiary
11.	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o., Opole	Import, export, industry and energy installation trading, hostel and logistic services	subsidiary
12.	Serwis Slupsk Sp. z o.o., Slupsk	Maintenance services for gas stations	subsidiary
13.	Serwis Nowa Wies Wielka Sp. z o.o., Nowa Wies Wielka	Maintenance services for gas stations	subsidiary
14.	D.W. Mazowsze Sp. z o.o., Jaszowiec	Recreational services	subsidiary
15.	Petromot Sp. z o.o., Kedzierzyn - Kozle	Maintenance and trade of cars	subsidiary
		Maintenance	

16.	Serwis Rzeszow Sp. z o.o., Rzeszow	services for gas stations	subsidiary
17.	Serwis Lodz Sp. z o.o., Lodz	Repair services for gas stations	subsidiary
18.	SERWIS PODLASIE Sp. z o.o., Bialystok	Maintenance services regarding to gas stations and storage terminals of petrochemical products	subsidiary
19.	Serwis Mazowsze Sp. z o.o., Warszawa	Maintenance services regarding to gas stations and storage terminals of petrochemical products	subsidiary
20.	Serwis Wroclaw Sp. z o.o., Wroclaw	Repair services for gas stations	subsidiary
21.	Serwis Krakow Sp. z o.o., Krakow	Maintenance services regarding to gas stations and storage terminals of petrochemical products	subsidiary
22.	B.H.T. Dromech S.A. in bankruptcy, Warszawa	Containers and tanks production	subsidiary
23.	Serwis Kedzierzyn-Kozle Sp. z o.o., Kedzierzyn - Kozle	Repair services for gas stations	subsidiary
24.	Serwis Szczecin Sp. z o.o., Szczecin	Repair services for gas stations	subsidiary
25.	Serwis Zachod Sp. z o.o., Nowa Sol	Maintenance services for gas stations	subsidiary
26.	CPN Marine Service Gdansk Sp. z o.o., Gdansk	Wholesale and production of fuels and underground storage	subsidiary
27.	Centrum Edukacji Sp. z o.o., Plock	Education and training activity	subsidiary
28.	Serwis Katowice Sp. z o.o., Katowice	Maintenance services regarding to gas stations and storage terminals of petrochemical products	subsidiary
29.	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. in bankruptcy, Nowa Brzeznica	LPG trade	subsidiary
30.	Petromor Sp. z o.o., Gdansk	Storing of goods for resale	subsidiary

31.	Serwis Poznañ Sp. z o.o., Poznan	Maintenance and repair services, retail and wholesale trade of technology devices, technical consulting services	subsidiary
32.	Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o., Ciechocinek	Preventing and curing, resting and recreation activity	subsidiary
33.	Przedsiebiorstwo Rolne Agro - Azoty II Wloclawek Sp. z o.o. Laka near Koszalin	Agriculture	subsidiary
34.	RAF-BIT Sp. z o.o., Jedlicze	IT services	subsidiary
35.	Zakladowa Straz Pozarna Sp. z o.o., Trzebinia	Fire fighting services	subsidiary
36.	RAF-SLUZBA RATOWNICZA Sp. z o.o., Jedlicze	Fire fighting and rescue services	subsidiary
37.	Petromont Sp. z o.o., Niemce near Lublin	Trade and building services	subsidiary
38.	RAN-GGC Sp. z o.o., Gdansk	Used oil collection and purchase	subsidiary
39.	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A., Plock.	Trade and distribution of gas	subsidiary
40.	MEDILOGISTYKA Sp. z o.o., Plock	Wholesale and retail trade of pharmaceutical, food and industry products	subsidiary
41.	PetroUkraina Ltd Sp. z o.o., Lvov (Ukraine)	Introduction of new technologies, forms of retailing and wholesale of petrochemical and other products	subsidiary
42.	NTVK (Nacionaline Turto Valdybos Korporacija -Plc) in liquidation, Vilnus (Lithuania)	Trade	subsidiary
43.	MEDIKOR Sp. z o.o., Jedlicze	Services and trade activities, medical supervising of work environment and sanitation	subsidiary
44.	VARIA S.A., Warszawa	Transport and spedition services, wholesale and retail trade	subsidiary
45.	Wspolne Ukraiñsko-Polskie Przedsiebiorstwo w formie Sp. z o.o. PETRO-UKRAINA in liquidation, Lvov (Ukraine)	Entrepreneurial activities related with introduction of new technologies, forms of retail and wholesale trade of petrochemical and other products	subsidiary

46.	RAN-AKSES Sp. z o.o., Szczecin	Used oil collection and purchase	subsidiary
47.	RAN-FLEX Sp. z o.o., Kielce	Used oil collection and purchase	subsidiary
48.	RAN-OIL Sp .z o.o., Tarnow	Used oil collection and purchase	subsidiary
49.	RAN-SIGMA Sp. z o.o., Walbrzych	Used oil collection and purchase	subsidiary
50.	RAN-KICZMER Sp. z o.o., Pisarzowice	Used oil collection and purchase	subsidiary
51.	RAN-DICKMAR Sp. z o.o., Tarnobrzeg	Used oil collection and purchase	subsidiary
52.	RAN-STAROL Sp. z o.o., Katowice	Used oil collection and purchase	subsidiary
53.	RAN-OLE-PAR Sp. z o.o., Lodz	Used oil collection and purchase	subsidiary
54.	RAN-AKANT Sp. z o.o., Lublin	Used oil collection and purchase	subsidiary
55.	RAN-PETROMEX Sp. z o.o., Opole	Used oil collection and purchase	subsidiary
56.	RAN-WATT Sp. z o.o. in liquidation, Torun	Used oil collection and purchase	subsidiary
57.	RAN-MEGA Sp. z o.o., Gliwice	Used oil collection and purchase	subsidiary
	Associates		
1.	Niezalezny Operator Miedzystrefowy Sp. z o.o., Warszawa	Telecommunication services	associate
2.	Motell Sp. z o.o., Morawica near Krakow	Catering and hotel services	associate
3.	Petro-Oil CZ s.r.o., Brno Prikop (Czech Republic)	Production, trade and services in oil industry	associate
4.	RAN-BIALY Sp. z o.o., Bialystok	Used oil collection and purchase	associate
5.	Piast Sp. z o.o., Krakow	Fuels trade	associate

6.	Petro-Pak S.A., Mielec	and services	associate
7.	RAF-UNIWERSAL Sp. z o.o., Jedlicze	Trade and services activity	associate

END







  

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Letter of Intent Signed
Released	07:00 9 Apr 2003
Number	8031J

Current report no 24/2003 dated 8th April 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 4th April 2003 it signed a letter of intent with IVG Terminal Silesia Sp. z o.o in respect of the creation of a joint venture company. The Logistics Operator, as the undertaking is named in the letter, shall specialise in providing storage, pipeline transmission and reloading services.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END



  



Company Polski Koncern Naftowy Orlen S.A.
TIDM POKD
Headline Re. JV with IVG Terminal
Released 16:37 14 Apr 2003
Number 0260K

Current report no 25/2003 dated 14th April 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 14th April 2003 it made a decision that it is going to transfer PKN ORLEN's logistics assets into Niezalezny Operator Logistyczny (*Independent Logistics Operator*), which will be the foundation of a joint venture (JV) to be established between PKN ORLEN and IVG Terminal Silesia Sp. z o.o , as was disclosed on 8th April 2003.

It is intended that this JV shall acquire part of the logistics assets which had previously been spun off from the organisational structure of PKN ORLEN, and whose book value may reach around PLN 600m. The assets may include storage depots, long-distance pipelines to the Ostrow Storage Depot and IKS Solino, PKN ORLEN's stake in IKS Solino, as well as assets owned by IVG Terminal Silesia Sp. z o.o.

The creation of the JV is intended to:

- Lower PKN ORLEN's logistical operating costs;
- Generate cash for PKN ORLEN following the partial sale of the logistics assets;
- Establish Niezalezny Operator Logistyczny (*Independent Logistics Operator*) and make its comprehensive logistics services available to all market operators;

The JV shall specialise in providing storage, pipeline transmission and fuel reloading services. The JV's name, headquarters as well as value of contributed assets and valuation method are still subject to ongoing negotiations.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.



Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Resolutions after EGM
Released	17:41 17 Apr 2003
Number	1975K

Current report no 27/2003 dated 17th April 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces full text of resolutions passed today by the Extraordinary General Meeting of Shareholders of PKN ORLEN.

RESOLUTION No 1

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 17 April 2003

regarding appointment of the Chairman of the Extraordinary General Meeting of Shareholders

§ 1

Acting under Article 409, § 1 sentence 1 of the Commercial Companies Code and with respect to § 5 of the Constitution of the General Meeting of Shareholders of PKN ORLEN S.A., the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. hereby elects Mr Jerzy Modrzejewski, Ph.D. to the position of the Chairman of the Extraordinary General Meeting of Shareholders.

§ 2

The resolution takes immediate effect.

RESOLUTION No 2

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 17 April 2003

regarding the Agenda of the Extraordinary General Meeting of Shareholders

§1

The Extraordinary General Meeting of Shareholders hereby approves the following agenda:

1. Opening;
2. Election of the Chairman of the meeting;
3. Affirmation of the legality of the meeting ;
4. Approval of the agenda;
5. Election of the Vote Counting Commission;
6. Giving an assent to sale or lease of the organised parts of the Company and establishment of the limited property law;
7. Amendments to the Company's Articles of Association;
8. Changes to the principles of remuneration of the Supervisory Board of PKN ORLEN;
9. Completion of the composition of the Supervisory Board of PKN ORLEN;
10. Closure of the Extraordinary General Meeting of Shareholders.

§ 2

The resolution takes immediate effect.

RESOLUTION No 3

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 17 April 2003

regarding election of the Vote Counting Commission

§ 1

Acting under § 8 of the Constitution of the Extraordinary General Meeting of Shareholders of PKN ORLEN SA, the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. hereby appoints the following members of the Vote Counting Commission:

- Robert Baranowski
- Marcin Kaminski
- Natasza Wochowska

§ 2

The resolution takes immediate effect.

RESOLUTION No 4

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 17 April 2003

regarding the sale of the Company's self-operating property

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale of the following property comprising part of self-operating properties of the Company:

1. Oil Products Storage Facility No 12 in Brzeg;

2. Oil Products Storage Facility No 6 in Gliwice;

§ 2

The sale can be executed through a tender at a price not lower than 50 per cent of the market value set in a valuation made by a property / real estate expert.

§ 3

In case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through tendered offers after prior settlement of price and procedures by the Management Board.

§ 4

The Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. amends:

- § 1 of Resolution no 3 of The Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. dated 6th July 2001 regarding sale and lease of the Company's self-operating entities. The amendment regards deletion of the 1st listed storage facility as below:

"Oil Products Storage Facility No 12 in Brzeg".

- § 1 of the Resolution no 29 of The Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. dated 14th May 2001 regarding sale and lease of the Company's self-operating entities, with the amendments made by Nafta Polska S.A., a shareholder. The amendment regards deletion of the 52nd listed storage facility as below:

"Oil Products Storage Facility No 6 in Gliwice".

§ 5

The resolution takes immediate effect.

RESOLUTION No 5

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 17 April 2003

regarding the sale and lease of the property comprising part of the Bitumen Plant

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale and lease of property comprising part of the Bitumen Plant and being a self-operating part of the Company. The sale and lease is subject to the following conditions:

a. sale of self-operating part of the Company (including but not limited to properties, plant and equipment) shall be executed at a price which is not lower than the value calculated as a adjusted net assets value method

b. lease of the property and other plant and equipment shall be executed based on a rental equal to 102 per cent of depreciation in case of property currently undergoing depreciation and 10 per cent of depreciation for already depreciated property additionally charged with the the property tax, charge for the right of use for a duration of 99 years, and cost of utilities;

c. the payment term of a lease rent equals 30 days.

§ 2

The resolution takes immediate effect.

RESOLUTION No 6

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 17 April 2003

regarding the establishment of easement appurtenant through the self-operating part of the Company in Kielce

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the establishment of easement appurtenant (necessary passage) for every present and future owner of the plot no 376/3 and located in the city of Kielce at ul. Krakowska. The easement appurtenant shall be established on and with regard to the plot no 375/8, which is owned by PKN ORLEN (part of Oil Products Storage Facility No 1 in Kielce)

§ 2

The resolution takes immediate effect.

RESOLUTION No 7

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 17 April 2003

regarding the establishment of easement appurtenant through the self-operating part of the Company in Stobieck Szlachecki

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the establishment of free of charge easement appurtenant (foot and wheel passage) through plot no 111/5 located in Stobieck Szlachecki, county of £adzice, province of Lodz for every present and future owner of the following plots: no 111/3, 112/9, 112/10, 112/11, 112/12, which are registered in the land and mortgage book under KW 31872

§ 2

The resolution takes immediate effect.

RESOLUTION No 8

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 17 April 2003

regarding the establishment of easement appurtenant through the self-operating part of the Company in Dreglin

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the establishment of free of charge easement appurtenant for every present and future owner of the plot no 194/4, which is registered in the land and mortgage book under KW 31771 and the plot no 196/22, which is registered in the land and mortgage book under KW21961. The easement appurtenant guarantees to the above-mentioned plots' owners free foot and wheel passage through the property made of plots no 194/3 and 196/23 situated along the boundaries of the plots no 194/4 and 196/22 and located in Dreglin, county of Glinojeck and owned by PKN ORLEN (Notary Act No 14234/2002 as of 20th December 2002)

§ 2

RESOLUTION No 9

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 17 April 2003

regarding approval of the motion made by a shareholder – The State Treasury – with respect to individual voting of each amendment to the Articles of Association made by the Management Board of PKN ORLEN

§ 1

The extraordinary General Meeting of Shareholders of PKN ORLEN decides to vote individually on each amendment to the Articles of Association made by the Management Board of PKN ORLEN

§ 2

The resolution takes immediate effect.

RESOLUTION No 10

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 17 April 2003

***regarding change in the Company's Articles of Association and including an amendment proposed by a* shareholder – The State Treasury.**

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of Association (§ 7 item 7 point 9) *the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. introduces the following change* to the Company's Articles of Association:

§ 2 item 2 as below:

The Company's business undertakings are:

1. crude oil processing and production of semi-finished petroleum products (refinery and petrochemicals);

2. conducting commercial activity within domestic and foreign markets on its own account, on order and on a commission basis, in particular: trade of crude oil, oil fuels and others, sale of mechanical vehicles as well as components and accessories for them, sale of manufactured goods and food products;

3. conducting research, design, development, civil engineering, manufacturing works on its own account and on a commission basis, within the activities connected with processing, storage, co-branding, turnover of solid, liquid and gas fuels and chemical products derivatives as well as road, rail, sea and pipeline transport;

5. warehousing and storage of crude oil and liquid fuels as well as creating and maintaining fuel provisions in compliance with rules specified in adequate regulations;

6. providing services connected with the Company's scope of business, in particular:

a. sea and land reloading;
b. fuels and gases purification, including leading, dyeing, adding of the components;

1. buy-out, turnover and processing of used oils and other chemical waste;
2. generation, transmission and turnover of electric and heat power;
3. carrying out the overhaul of machinery within the scope of business, in particular refinery and petrochemical plants, fuel tanks, fuel stations and means of transportation;
4. metal production and plastic processing;
5. running of fuel stations, coffee-shops, restaurants and hotels;
6. conducting capital investment activity, in particular buying and trading of shares and stakes both on home and foreign markets;
7. running educational activity, conducting vocational schools as well as social and living activities.

is given the following wording:

"The Company's scope of business is:

1. *crude oil processing and production of semi-finished petroleum products (refinery and petrochemicals);*

2. *conducting commercial activity within domestic and foreign markets on its own account, on order and on a commission basis, in particular: trade of crude oil, oil fuels and others, sale of mechanical vehicles as well as components and accessories for them, sale of manufactured goods and food products;*

3. *conducting research, design, development, civil engineering, manufacturing works on its own account and on a commission basis, within the activities connected with processing, storage, co-branding, turnover of solid, liquid and gas fuels and chemical products derivatives as well as road, rail, sea and pipeline transport;*

4. *conducting transportation activity with road, rail, sea and pipeline transport;*

5. *warehousing and storage of crude oil and liquid fuels as well as creating and maintaining fuel provisions in compliance with rules specified in adequate regulations;*

6. *providing services connected with the Company's business activities, in particular:*

   a) sea and land reloading;

   b) fuels and gases purification, including leading, dyeing, adding of the components;

7. *buy-out, turnover and processing of used oils and other chemical waste;*
8. *generation, transmission and turnover of electric and heat power;*
9. *carrying out the overhaul of machinery within the scope of business activity, in particular refinery and petrochemical plants, fuel tanks, fuel stations and means of transport;*
10. *metal production and plastic processing;*
11. *running of fuel stations, coffee-shops, restaurants and hotels;*
12. *conducting capital investment activity, in particular buying and trading of shares and stakes both on home and foreign markets;*
13. *running educational activity, conducting vocational schools as well as social and living activities;*
14. *Conducting book-keeping and accounting activities as well as activities connected with data building and data processing."*

§ 2

The resolution comes into effect on condition that resolutions of the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. are registered (as in art. 89 of the Civil Code).

RESOLUTION No 11

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 17 April 2003

regarding change in the Company's Articles of Association and including an amendment proposed by a shareholder – The State Treasury.

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of association (§ 7 item 7 point 9) the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. introduces the following changes to the Company's Articles of Association:

§ 3 item 3 as below:

"The Company's capital can be increased on the basis of a resolution of the General Meeting of Shareholders allowing the issue of new bearer or registered shares or increasing the nominal value of the existing shares.

The share capital can also be raised directly from profits, from supplementary capital or the Company's other capital."

is given the following wording:

"The Company's initial capital can be raised through an issuance of new shares or through an increase of the nominal value of existing shares."

§ 2

The resolution comes into effect on condition that resolutions of the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. are registered (as in art. 89 of the Civil Code).

RESOLUTION No 12

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 17 April 2003

regarding change in the Company's Articles of Association and including an amendment proposed by a shareholder – The State Treasury.

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of association (§ 7 item 7 point 9) the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. introduces the following

§ 8 item 9 as below:

1. "With the restriction to point 2 of this item, the resolutions of the Supervisory Board are passed with an absolute majority of the votes cast in the presence of at least half of the members of the Supervisory Board, while the votes cast mean votes "for", "against" and "abstain".

2. In order to remove individual or all members of the Management Board during their term of office at least two-thirds of all members of the Supervisory Board need to vote "for" the resolution."

is given the following wording:

1. *"The Supervisory Board can pass resolutions if at least half of its members participates in the session.*

2. *With the restriction to the provisions of the Code of Commercial Companies, resolutions of the Supervisory Board can be passed in writing or with the use of direct means of remote communication.*

3. *With the restriction of point 4 of this item, resolutions of the Supervisory Board are passed with an absolute majority of the votes cast, in the presence of at least half of the members of the Supervisory Board, while the votes cast mean votes "for", "against" and "abstain".*

4. *In order to recall or suspend individual or all members of the Management Board during their term of office at least two-thirds of all members of the Supervisory Board need to vote "for" the resolution."*

§ 2

The resolution comes into effect on condition that resolutions of the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. are registered (as in art. 89 of the Civil Code).

RESOLUTION No 13

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 17 April 2003

regarding change in the Company's Articles of Association

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of association (§ 7 item 7 point 9) the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. introduces the following changes to the Company's Articles of Association:

§ 8 item 12a to be added as below:

"In the event that the Supervisory Board does not give assent to perform a certain action, the Management Board may address the General Meeting of Shareholders to pass a resolution which gives assent to perform such action."

§ 2

The resolution comes into effect on condition that resolutions of the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. are registered (as in art. 89 of the Civil Code).

RESOLUTION No 14

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 17 April 2003

regarding change in the Company's Articles of Association

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of association (§ 7 item 7 point 9) the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. introduces the following changes to the Company's Articles of Association:

§ 9 item 2 as below:

"The Company's representing party in contracts between the Company and the members of the Management Board including contracts of employment is the Supervisory Board"

is given the following wording:

"The party representing the Company in contracts between the Company and the members of the Management Board, including contracts of employment, is the Supervisory Board, which is in turn represented by two of its members appointed by a resolution."

§ 2

The resolution comes into effect on condition that resolutions of the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. are registered (as in art. 89 of the Civil Code).

RESOLUTION No 15

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 17 April 2003

regarding change in the Company's Articles of Association and including an amendment proposed by The Management Board of PKN ORLEN

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of association (§ 7 item 7 point 9) the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. introduces the following changes to the Company's Articles of Association:

§ 9 item 3 as below:

1. "The Management Board term of office lasts three years. President, Vice-Presidents, individual members and all the Management Board may be recalled at any time before their term of office expires.

2. The Supervisory Board may suspend the President, Vice-Presidents, individual members and all Management Board in their activities for serious reasons."

is given the following wording:

1. *"The Management Board term of office lasts three years. President, Vice-Presidents, individual members and all the Management Board may be recalled at any time before their term of office expires.*

2. *The Supervisory Board may suspend the President, Vice-Presidents, individual members and all Management Board in their activities for serious reasons."*

3. *Terms of office of individual Management Board members with a mandate on the day of the registration of the changes to the Articles of Association passed in a form of a resolution of the Extraordinary General Meeting of Shareholders on 17 April 2003 turn, starting from that day, into a common term of office. The date of such common term of office shall be 11 July 2002 "*

§ 2

The resolution takes immediate effect.

RESOLUTION No 16

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 17 April 2003

regarding approval of the unified text of the Company's Articles of Association.

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of Association (§ 7 item 7

of Shareholders of PKN ORLEN S.A., the Extraordinary General Meeting of Shareholders hereby decides to approve the unified text of the Company's Articles of Association (attached to this resolution) and including changes introduced by the Extraordinary General Meeting of Shareholders as at 17th April 2003.

§ 2

The resolution comes into effect on condition that resolutions of the General Meeting of Shareholders of PKN ORLEN S.A. regarding changes to the Company's Articles of Association passed on 17 April 2003 are registered (as in art. 89 of the Civil Code).

Attachment to the Resolution no 16 of the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. dated 17 April 2003

ARTICLES OF ASSOCIATION OF POLSKI KONCERN NAFTOWY ORLEN Spolka Akcyjna

(joint stock company) with its registered office in Plock

(unified text)

§ 1

Founding, Founder and the Company

1

The Company was founded as a result of the transformation of a state-owned company named Mazowieckie Zaklady Rafineryjne i Petrochemiczne with its registered office in Plock on principles stated in regulations concerning the privatisation of public companies.

2

The founder of the Company is the State Treasury.

3

The company acts under the business name of Polski Koncern Naftowy ORLEN Spolka Akcyjna. The Company can use the abbreviated business name of PKN ORLEN S.A.

§ 2

Registered office, business activities and scope of action.

1

The registered office for the Company is in Plock.

"The Company's scope of business is:

1. *crude oil processing and production of semi-finished petroleum products (refinery and petrochemicals);*

2. *conducting commercial activity within domestic and foreign markets on its own account, on order and on a commission basis, in particular: trade of crude oil, oil fuels and others, sale of mechanical vehicles as well as components and accessories for them, sale of manufactured goods and food products;*

3. *conducting research, design, development, civil engineering, manufacturing works on its own account and on a commission basis, within the activities connected with processing, storage, co-branding, turnover of solid, liquid and gas fuels and chemical products derivatives as well as road, rail, sea and pipeline transport;*

4. *conducting transportation activity with road, rail, sea and pipeline transport;*

5. *warehousing and storage of crude oil and liquid fuels as well as creating and maintaining fuel provisions in compliance with rules specified in adequate regulations;*

6. *providing services connected with the Company's business activities, in particular:*

a. *sea and land reloading;*
b. *fuels and gases purification, including leading, dyeing, adding of the components;*

1. *buy-out, turnover and processing of used oils and other chemical waste;*
2. *generation, transmission and turnover of electric and heat power;*
3. *carrying out the overhaul of machinery within the scope of business activity, in particular refinery and petrochemical plants, fuel tanks, fuel stations and means of transport;*
4. *metal production and plastic processing;*
5. *running of fuel stations, coffee-shops, restaurants and hotels;*
6. *conducting capital investment activity, in particular buying and trading of shares and stakes both on home and foreign markets;*
7. *running educational activity, conducting vocational schools as well as social and living activities;*
8. *Conducting book-keeping and accounting activities as well as activities connected with data building and data processing."*

3

The Company operates on the territory of the Republic of Poland and beyond its borders.

4

The Company is allowed to purchase and sell shares and stakes of other companies; buy, sell, lease or rent enterprises, companies and other entities, real estate, movables and property law (real chattels) buy or sell titles to revenues or property of other entities; set up commercial law companies and civil partnerships; take part in join-ventures; create branches, offices, representative offices and other organisational units; as well as perform any other legal and factual actions permitted by law within the scope of the Company's business activities.

5

Within the Company, there have been created 12 Regional Organisational Units, with their registered offices in Szczecin, Wroclaw, Gdansk, Poznan, Katowice, Bialystok, Waraszawa, Nowa Wies Wielka, Plock, Rzeszow, Lublin and Krakow. The Units possess the status of employer according to art. 3 of the Labour Code. Their tasks are within the scope of Retail and / or Wholesale and Logistics.

§ 3

Initial capital and shares

1

The Company's initial capital accounts for PLN 525,221,421.25 (five hundred and twenty five million two hundred and twenty one thousand four hundred and twenty one point two five PLN) and is divided into 420,177,137 (four hundred and twenty million one hundred and seventy seven thousand one hundred and thirty seven) shares of a nominal value at PLN 1.25 (one point two five) each, among which there are:

a. 336,000,000 (three hundred and thirty six million) bearer series A shares, numbered from A-000000001 to A-336000000;
b. 6,971,496 (six million nine hundred and seventy one thousand four hundred and ninety six) bearer series B shares, numbered from B 0000001 to B-6971496;
c. 77, 205,641 (seventy seven million two hundred and five thousand six hundred and forty one) bearer series C shares, numbered from C-00000001 to C-77205641.

2

The company is not allowed to exchange bearer shares into registered shares.

3

"The Company's initial capital can be raised through an issuance of new shares or through an increase of the nominal value of existing shares."

§ 4

Redemption of Shares

The Company's shares can be redeemed only through decreasing the initial capital and on conditions specified by the General Meeting of Shareholders, unless the Code of Commercial Companies and the Articles of Association state that such redemption of shares can be done without the passing of a resolution by the General Meeting of Shareholders.

§ 5

The company's supplementary capital and reserve capitals

1

The Company establishes supplementary capital to cover the losses that may arise from the performance of the Company. Annual write-offs for the supplementary capital should

suspended until such capital reaches the value of at least one third of the initial capital. The value of write-offs for the supplementary capital is established by the General Meeting of Shareholders. Extra cash from share issuance over their nominal value, the remaining cash after covering the cost of issuance and also the extra payments made by shareholders are all to be transferred to the supplementary capital. The General Meeting of Shareholders approves the use of the supplementary capital, nevertheless a third of the initial capital can be used only to cover a loss as reported in the financial statement.

2

The Company establishes a capital reserve (fund) from write-offs from net profit for this capital. The value of these write-offs is to be defined by the General Meeting of Shareholders. Reserve capital can be used to cover special losses or expenditures, and also increase of the initial capital and dividend payment. Besides, the Company can establish funds in accordance with the regulations of the law.

§ 6

Profit designation

The net profit is designated for the dividend payment, the Company's capitals and funds and other purposes, on the basis of rules specified by the General Meeting of Shareholders.

§ 7

General Meeting of Shareholders

1

A General Meeting of Shareholders is held at the Company's registered office or can be held in Warsaw.

2

A General Meeting of Shareholders is convened by the Management Board in situations specified in the Company's Articles of Association or Commercial Code.

3

An ordinary General Meeting of Shareholders should be held within six months of the end of every financial year for the Company.

4

An extraordinary General Meeting of Shareholders is convened by the Management Board on their own initiative, on the motion of the Supervisory Board or on the motion of a shareholder or shareholders representing not less than one tenth of the Company's initial capital, within 14 (fourteen) days from placing such motion. The motion demanding the convening of the General Meeting should include specific issues for the agenda. The motion does not need any justification.

5

The Supervisory Board can convene an extraordinary General Meeting of Shareholders any time they put a motion to do so and the Management Board fails to convene a meeting within the prescribed time.

6

A General Meeting of Shareholders is convened in an announcement in the official newspaper of the Republic of Poland "Monitor Sadowy i Gospodarczy" at least three weeks before the date of the Meeting.

7

The competencies of the General Meeting of Shareholders are in particular the following:

1. consideration and approval of the Company's financial statement, annual report on the Company's performance, consolidated financial statement of the Company's capital group and the financial statement of the capital group for the previous financial year;

2. approving the performance of the Supervisory Board members and Management Board members;

3. passing resolutions on the allocation of profit and the covering of losses as well as on the consumption of funds created from profit, with restrictions to special regulations designating a different way for their consumption;

4. appointing the Supervisory Board members and establishing principles for their remuneration;

5. increasing and decreasing the initial capital unless otherwise stated in the Code of Commercial Companies and the Company Articles of Association;

6. passing resolutions on any decisions relating to claims for the rectification of damages caused during the establishment of the Company or during its supervision or management;

7. passing resolutions approving the sale and lease of the Company's enterprise or its self-operating part and establishing a limited property law on such enterprise or its self-operating part;

value exceeds one twentieth of the initial capital;

9. resolutions on changes to the Company's Articles of Association;
10. creating and liquidating supplementary capitals and other capitals and funds of the Company;
11. passing resolutions on the redemption of shares and buying shares in order to redeem as well as establishing the principles of their redemption;
12. issuing convertible bonds or bonds with pre-emptive rights;
13. passing resolutions on winding-up the Company, its liquidation, restructuring as well as merger with another company.

8

With restrictions to different provisions stated in the Commercial Code and the Articles of Association, resolutions of the General Meeting of Shareholders are passed with an absolute majority of votes cast, while votes cast mean votes "for", "against" and "abstain".

9

Resolutions of the General Meeting of Shareholders regarding premium shares and concerning merger of companies when all the Company's assets are transferred to another company, winding-up of the Company (including winding-up due to relocation of the Company's registered office abroad), liquidation of the Company, its restructuring and decrease of the initial capital by cancellation of part of the shares without simultaneous increase of the capital are passed with majority of 90% votes cast.

10

With restriction to item 11, one share gives the right to one vote on the General Meeting of Shareholders. The shareholders participate and exercise their voting rights in person or through a duly authorised representative.

11

The voting rights of the Company's shareholders is restricted in the way that on the General Meeting of Shareholders none of them can exercise more than 10% of the total votes existing in the Company as of the day when the General Meeting of Shareholders takes place, with restriction that for the purpose of establishing principles for persons buying significant stakes of shares stated in Law on Public Trading of Securities such restrictions concerning voting rights do not exist. The above mentioned voting right restriction does not concern Nafta Polska S.A., the State Treasury and depository bank,

depository receipts in connection with the Company's shares (in case this entity exercises its voting right from the Company's shares). For the purposes of this item the voting right exercised by the dependent entity is understood as exercise of voting right by the dominant entity as stated in Law on Public Trading of Securities and for the counting of votes to which a shareholder is entitled the number of votes per share is added to the number of votes per share a shareholder would have if his GDR were exchanged for shares.

12

In compliance with appropriate provisions of the Commercial Code the change of the Company's business undertaking can be executed without the buy-out of shares.

§ 8

Supervisory Board

1

The Company's Supervisory Board consists of six to nine members, including the Chairman, Vice-Chairman and the secretary.

2

Members of the Supervisory Board are appointed and recalled in the following manner:

1. the State Treasury represented by the minister of the State Treasury is entitled to appoint and recall one member of the Supervisory Board;

2. other members of the Supervisory Board, including all members mentioned in item 5 of this article are appointed and recalled by the General Meeting of Shareholders.

The State Treasury privilege to appoint one member of the Supervisory Board expires at the moment the State Treasury sells its all shares of the Company.

3

Members of the Supervisory Board are appointed for three years. Individual members of the Supervisory Board as well as whole Supervisory Board can be recalled on any day before the expiry of their term of office.

4

The Chairman of the Supervisory Board is appointed by the General Meeting of Shareholders. The Vice-Chairman and the secretary are elected by the Supervisory Board from amongst themselves.

5

At least two members of the Supervisory Board have to comply with the following

provisions:

1. he is not an employee of the Company or the Affiliated Entity;

2. he is not a member of the supervisory or management authorities of the Affiliated Entity;

3. he is not a shareholder having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;

4. he is not a member of supervisory or management authorities or employee of the entity having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;

5. he is not an ascendant, descendant, spouse, sibling, spouse's parent or any other person remaining in an adoption relationship with any of the persons mentioned above.

Above mentioned provisions must be fulfilled during whole period of the mandate.

Any member who did not comply or stopped complying with the above provisions should be immediately recalled.

In the respect to these Articles of Association "the Affiliated Entity" means that it is Dominant towards the Company, Dependent Entity towards the Company or Dependent Entity towards the Company's Dominant Entity.

In the respect to these Articles of Association an entity is "Dependent Company" towards another entity (Dominant Entity) if Dominant Entity:

a. has a majority votes in authorities of another entity (Dependent Entity), also on the basis of agreements with other entitled parties, or

b. is entitled to appoint or recall majority of members of other entity (Dependent Entity) management authorities, or

c. more than half of the members of the board of the second entity (Dependent Entity) are at the same time members of the board or managers of the first entity or other entity remaining with the first one in dependence relation.

Dependent Entity towards Dominant Entity towards the Company is also entity which is Dependent towards another entity which remains in dependence relation towards Dominant Entity towards the Company.

Statements in this article came into effect on the day of the General Meeting of Shareholders approval of the Company's financial statement for year 1999.

6

Sessions of the Supervisory Board are held when necessary, however, not less frequently than once every two months. Moreover, the Supervisory Board session should be

one tenth of the initial capital, the Management Board or a member of the Supervisory Board. The session should be convened within two weeks of the receipt of such application and should be held not later than within three weeks from the day of receipt of such application.

7

Sessions of the Supervisory Board are convened by the Chairman by means of written invitations, which should be sent to other members of the Supervisory Board at least seven days before the date of a session. In case the session is not convened by the Chairman within two weeks from the day of receipt of the application, as in § 8 of these Articles of Association, the mover can call the session by himself by means of a written notification sent to other members of the Supervisory Board at least seven days before the date of a session with information about the time, venue and proposed agenda of the session.

8

Sessions of the Supervisory Board can only take place when all its members have been properly invited. Sessions can also be held without formal convening when all members of the Supervisory Board are present and grant their consent both to hold the session and to put specific issues on the agenda.

9

1. *"The Supervisory Board can pass resolutions if at least half of its members participates in the session.*

2. *With the restriction to the provisions of the Code of Commercial Companies, resolutions of the Supervisory Board can be passed in writing or with the use of direct means of remote communication.*

3. *With the restriction of point 4 of this item, resolutions of the Supervisory Board are passed with an absolute majority of the votes cast, in the presence of at least half of the members of the Supervisory Board, while the votes cast mean votes "for", "against" and "abstain".*

4. *In order to recall or suspend individual or all members of the Management Board during their term of office at least two-thirds of all members of the Supervisory Board need to vote "for" the resolution."*

10

The Supervisory Board passes the Constitution of the Supervisory Board specifying its organisation and performance.

11

The Supervisory Board exercises permanent supervision over the Company's activities

Furthermore, the competencies of the Supervisory Board include:

1. with restriction to point 3 of item 1 of article 9, appointing and recalling a president, vice-presidents and other members of the Management Board;

2. representing the Company in contracts with the Management Board, including their

contracts of employment;

3. suspending the activities of individual or all members of the Management Board for important reasons, as well as delegating members of the Supervisory Board to temporarily perform the duties of members of the Management Board not able to perform their functions;

4. passing the Constitution of the Management Board;

5. selecting an authorised auditor to audit the Company's and its capital group's financial statements in accordance with Law on Accounting;

6. assessment of the financial statement in respect of its accuracy both with books, documents and actual state; assessment of the Management Board report, as well as motions from the Management Board on the allocation of profit and coverage of loss, and the submission in writing of an annual report on the results of the above assessments to the General Meeting of Shareholders;

7. reviewing issues submitted by the Management Board to be presented to either ordinary or extraordinary General Meeting of Shareholders;

8. granting consent to members of the Management Board to take positions in supervisory or management authorities of other entities and to collect remuneration due to such activities;

9. granting consent to realise investment projects and incur liabilities resulting from these investments in case the expenses or charges due to such activity will exceed the equivalent of half of the Company's initial capital;

10. setting the scope, accuracy and time of submitting by the Management Board economic and technical plans and long-term strategic plans;

11. approving long-term strategic plans;

12. reviewing annual economic and technical plans;

13. giving assent, following Management Board motions, to sell property / real estate or shares in such property / real estate, whose net book value does not exceed one twentieth of the initial capital;

14. giving assent on the Management Board motion, to purchase property / real estate or share in such property / real estate, whose value according to the purchase net price exceeds one fortieth of the initial capital.

12

The Management Board is obliged to obtain the Supervisory Board's consent in order to perform the following activities:

1. setting up a foreign branch abroad;

assets whose net book value exceeds one twentieth of the assets value according to the latest financial statement approved by the General Meeting of Shareholders;

3. sale or encumber, in any possible way, shares or stakes in the following companies: Naftoport Sp. z o.o., Inowroclawskie Kopalnie Soli S.A. and in a company which will be created in order to run the pipeline transport of liquid fuels;

4. incurring other liability which on the basis of one or several connected legal actions exceeds an equivalent of one fifth of the initial capital, with exclusion of the following:

a. activities performed within the confines of ordinary Management Board, including in particular all activities subject to turnover of crude oil and petroleum products, as well as all activities approved by the Supervisory Board in annual economic and technical plans;

b. activities which in order to be performed need consent of the General Meeting of Shareholders.

1. realisation by the Company abroad capital or real investments whose value exceeds one twentieth of the initial capital;

2. exercising by the Company its voting right on general meetings and partners meetings of dependent entities and other entities, if value of possessed by the Company shares or stakes, set on the basis of the price they had been bought for or acquired, amounts to more than one fifth of the Company's initial capital, in the following cases:

- merger with another company and restructuring of the company
- sale and lease of the Company's undertaking and establishing the right of use on it
- changes to the articles of association or the statute
- winding-up of the company.

1. creating commercial law companies and joining to existing companies, as well as for contribution to cover shares or sell shares, if the Company's capital engagement in a given company so far or engagement which the Company is about to achieve as the result of the buying or acquiring of shares, calculated on the basis of share sale or acquisition price, exceeds one tenth of the initial capital, excluding buying or acquiring shares as a result of exchange of a claim according to Law on Banks and Enterprises Financial Restructuring dated February 3, 1993 and Law on Public Trading of Securities.

"In the event that the Supervisory Board does not give assent to perform a certain action, the Management Board may address the General Meeting of Shareholders to pass a resolution which gives assent to perform such action."

13

1. Until the General Meeting approves the financial statements for the financial year 2005, resolutions on granting consent to perform the activities mentioned in item 12 point 2 of this article need to be voted "for" by the member appointed by the State Treasury in order to be passed.

2. As long as the State Treasury has the right to appoint the member of the Supervisory Board, resolutions on granting consent to perform activities mentioned in item 12 point 3 of this article in order to be passed require voting "for" by the member appointed by the State Treasury.

14

Upon the request of at least two members, the Supervisory Board is obliged to consider undertaking the supervisory activities mentioned in such request.

15

As it is the case with members of the Management Board, members of the Supervisory Board who are delegated to perform permanent individual supervision cannot hold competing interests. Also their participation in competitive companies is limited.

§ 9

Management Board

1

1. The Company's Management Board consists of five to nine members, including President and Vice-Presidents of the Management Board.

2. Members of the Management Board are appointed and recalled by the Supervisory Board.

3. One member of the Management Board is appointed and recalled by the Supervisory Board on the application of a person authorised by the State Treasury Ministry until the State Treasury sells the last share of the Company. The provisions of this item came into effect on the date of holding the ordinary General Meeting of Shareholders approving the Company's financial statement for the year 1999.

2

"The party representing the Company in contracts between the Company and the members of the Management Board, including contracts of employment, is the Supervisory Board, which is in turn represented by two of its members appointed by a resolution."

3

1. *"The Management Board term of office lasts three years. President, Vice-Presidents, individual members and all the Management Board may be recalled at any time before their term of office expires.*

2. *The Supervisory Board may suspend the President, Vice-Presidents, individual members and all Management Board in their activities for serious reasons."*

3. *Terms of office of individual Management Board members with a mandate on the day of the registration of the changes to the Articles of Association passed in a form of a resolution of the Extraordinary General Meeting of Shareholders on 17 April 2003 turn, starting from that day, into a common term of office. The date of such common term of office shall be 11 July 2002 "*

4

Declarations of intent on behalf of the Company are made by:

- two members of the Management Board acting together
- one member of the Management Board acting together with the commercial representative.

One member of the Management Board is authorised to make declarations of intent and sign on behalf of the Company in situations regarding incurring liabilities and performing disposal activities of an ordinary Management Board at no more value than PLN 50 000 (fifty thousand).

5

The Management Board passes organisational by-laws of the Company's undertaking.

6

The Management Board passes the Constitution of the Management Board, which specifies in detail the Management Board structure, and its way of performing the Company's activities. The Constitution as well as each change to it comes into effect at the moment of its approval by the Supervisory Board.

7

Matters to be regulated through resolution of the Management Board:

1. All matters going beyond competence of the ordinary board, which will be specified in the Constitution of the Management Board.
2. Sale of property / real estate or share in such property / real estate, whose net book value does not exceed one twentieth of the initial capital. The sale will only take place after prior approval of the Supervisory Board.
3. Purchase of property / real estate or share in such property / real estate, whose value according to purchase net price does not exceed one fortieth of the initial capital.
4. Purchase of property / real estate or share in such property / real estate, whose value according to purchase net price exceeds one fortieth of the initial capital. The purchase will only take place after prior approval of the Supervisory Board.

8

While performing the Company's activities the Management Board is subject to

limitations due to law regulations, provisions of the Articles of Association and resolutions of the General Meeting of Shareholders.

9

The Management Board is obliged to work out and pass annual economic and technical plans as well as long-term strategic plans in form, scope and time determined by the Supervisory Board.

10

The Management Board is obliged to prepare and present to the Supervisory Board:

1. the annual financial statement of the Company - within three months of the end of the financial year;

2. the annual financial statement of the capital group for the previous financial year - within six months of the end of the financial year.

§ 10

Duration and the financial year of the Company

1

The duration of the Company is unlimited.

2

The Company's financial year is the calendar year.

§ 11

Other provisions

1

All Company's announcements considered obligatory by law and the Articles of Association will be published in the official newspaper of the Republic of Poland "Monitor Sadowy i Gospodarczy".

2

The term "Capital Group" mentioned above means capital group in respect of the accounting regulations.

3

Unless otherwise stated in the Company's Articles of Association or suggested by context or wording of individual provisions of this Articles of Association, "the Company" used here and above means Polski Koncern Naftowy ORLEN Spolka Akcyjna.

RESOLUTION No 17

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 17 April 2003

regarding appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

Under § 8 item 2 point 2 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides:

§ 1

to appoint Orest Andrzej Nazaruk to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§2

The resolution takes immediate effect.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END








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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	PKN ORLEN's IFRS for 2002
Released	09:16 17 Apr 2003
Number	1500K


PKN ORLEN SA
SEC File
82-5036

OPINION OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

We have audited the accompanying consolidated financial statements of Polski Koncern Naftowy ORLEN S.A. (the "Company") for the year ended 31 December 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

International Accounting Standard No. 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29) requires that the carrying amounts of assets and liabilities reported in a period of hyperinflation should be expressed in the measuring unit current at the end of the hyperinflationary period and constitute the basis for the carrying amounts in the subsequent financial statements. The Polish economy was hyperinflationary until the end of 1996 and ceased to be hyperinflationary in 1997. The Company last revalued its fixed assets as of 1 January 1995 to reflect the effects of inflation, in general by applying price indices determined by the Central Statistical Office for individual groups of assets. This revaluation was not performed in accordance with the provisions of IAS 29 since the Company did not use a general price index and did not subsequently revalue its fixed assets as of 31 December 1996. As a result, the cumulative balances of property, plant and equipment as of 31 December 2002, which existed prior to 31 December 1996, have not been expressed in the measuring unit current at the end of 1996. The Company also did not apply International Accounting Standard No 16 "Fixed assets" requiring that the revalued amount of fixed assets approximate their fair value as at the date of revaluation.

In our opinion, except for the matter referred to in the paragraph above, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Polski Koncern Naftowy ORLEN S.A. as at 31 December 2002 and the consolidated results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

Without further qualifying our opinion, we draw attention to the following:

We also reported separately on the consolidated financial statements of the Company for the year ended 31 December 2002 prepared in accordance with Polish Accounting Standards ("PAS"). The significant differences between PAS and International Financial Reporting Standards as far as they concern the financial statements referred to are summarized in Note 32 of the accompanying consolidated financial statements.

Warsaw, Poland

14 April 2003

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2002 AND 31 DECEMBER 2001
PREPARED IN ACCORDANCE WITH INTERNATIONAL

FINANCIAL REPORTING STANDARDS

TOGETHER WITH AUDITORS' OPINION

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED BALANCE SHEETS

as of 31 December 2002 and 31 December 2001

		31 December 2002	31 December 2001
	Note	(in PLN million)	
ASSETS			
Non-current assets			
Property, plant and equipment	5	9,089	9,321
(Negative goodwill)	6	(222)	(264)
Intangible assets	7	107	108
Financial assets	8	601	584
Investments accounted for using equity method	9	199	186
Deferred tax assets	24	25	15
Other non-current assets		15	1
		-------	-------
Total non-current assets		**9,814**	**9,951**
		-------	-------
Current assets			
Inventories	10	2,868	2,199
Trade and other receivables	11	2,080	1,923

Income tax receivables		32	28
Short-term investments	12	44	11
Deferred costs	13	57	68
Cash and cash equivalents	14	178	203
		-------	-------
Total current assets		**5,259**	**4,432**
		-------	-------
Total assets		**15,073**	**14,383**
		=======	=======
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity	20		
Common stock		525	525
Capital reserve		1,174	1,174
Revaluation reserve		859	859
Retained earnings		5,771	5,400
		-------	-------
Total shareholders' equity		**8,329**	**7,958**
		-------	-------
Minority interests	15	**412**	**395**
Non-current liabilities			
Interest bearing borrowings	16	402	1,261
Provisions	17	576	601
Deferred tax liabilities	24	431	365
		-------	-------
Total non-current liabilities		**1,409**	**2,227**
		-------	-------
Current liabilities			
Trade and other payables and accrued expenses	18	2,747	2,290
Income tax liabilities		-	1
Interest bearing borrowings	16	2,161	1,502
Deferred income	19	15	10

		-------	-------
Total current liabilities		**4,923**	**3,803**
		-------	-------
Total liabilities and shareholders' equity		**15,073**	**14,383**
		=======	=======

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED INCOME STATEMENTS
for the years ended 31 December 2002 and 31 December 2001

		For the year ended	
	Note	**31 December 2002**	**31 December 2001**
		(in PLN million)	
Revenue		**16,902**	**17,038**
Cost of sales	22	(13,455)	(14,166)
		-------	-------
Gross profit		**3,447**	**2,872**
		-------	-------
Other operating income		256	377
Distribution costs	22	(1,787)	(1,504)
Administrative expenses	22	(891)	(829)
Other operating expenses	22	(294)	(299)
		-------	-------
Profit from operations		**731**	**617**
		-------	-------
Financial income	23	211	264
Financial expenses	23	(220)	(362)
Income from investments accounted for using equity method		13	25
		-------	-------
Profit before income tax and minority interests		**735**	**544**

		-------	-------
Income tax	24	(285)	(153)
		-------	-------
Profit after tax		**450**	**391**
		-------	-------
Minority interests		(29)	(15)
		-------	-------
Net profit		**421**	**376**
		=======	=======
Basic earnings per share for the period **(in zloty per share)**		**1.00**	**0.89**

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED CASH FLOW STATEMENTS
For the years ended 31 December 2002 and 31 December 2001

	For the year ended	
	31 December 2002	**31 December 2001**
	(PLN million)	
Cash flows from operating activities		
Net profit for the period	421	376
Adjustments for:		
Minority interests	29	15
Net income from investments accounted for under equity method	(13)	(25)
Depreciation and amortisation	1,130	1,089
Interest and dividend charges, net	128	209
(Gain) on investing activities	(80)	(29)
Income tax on current period profit	285	153
(Increase) /decrease in receivables	(171)	209

(Increase)/ decrease in inventories	(668)	651
Increase/ (decrease) in accrued expenses and payables	382	(366)
Increase / (decrease) in provisions	29	(121)
Other adjustments	49	56
	-------	-------
Net income tax paid	(229)	(105)
	--------	-------
Net cash flows from operating activities	**1,292**	**2,112**
	--------	--------
Cash flows from investing activities		
Acquisition of property, plant and equipment and intangible assets	(967)	(1,533)
Proceeds from sales of property, plant and equipment	38	34
Proceeds from sales of available for sale investments	106	69
Acquisition of available for sale investments	(65)	(163)
Acquisition of subsidiary Anwil S.A., net of cash acquired	-	(72)
Acquisition of short term securities	(267)	(201)
Proceeds from sales of short term securities	235	216
Dividends and interest received	34	15
Loans granted	-	(98)
Other	(22)	(17)
	--------	--------
Net cash flows used in investing activities	**(908)**	**(1,750)**
	--------	--------
Cash flows from financing activities		
Proceeds from long-term and short-term loans and other borrowings	1,686	2,306
Repayment of long-term and short-term loans and other borrowings	(1,879)	(2,403)
Interest paid	(156)	(216)
Dividends paid	(50)	(21)
Other	(10)	(1)
	--------	--------

Net cash flows used in financing activities	**(409)**	**(335)**
	--------	--------
Net increase/(decrease) in cash and cash equivalents	**(25)**	**27**
	--------	--------
Cash and cash equivalents at beginning of year	**203**	**176**
	--------	--------
Cash and cash equivalents at end of year	**178**	**203**
	========	========

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the years ended 31 December 2002 and 31 December 2001

(in PLN million)

	Common stock	**Capital reserve**	**Revaluation reserve**	**Retained earnings**	**Total shareholders' equity**
31 December 2000	**525**	**1,174**	**859**	**5,038**	**7,596**
	------	------	------	------	------
IAS 39 adoption	-	-	-	7	7
	------	------	------	------	------
1 January 2001	**525**	**1,174**	**859**	**5,045**	**7,603**
	------	------	------	------	------
Cash dividends (PLN 0.05 per share)	-	-	-	(21)	(21)
Net profit for 2001	-	-	-	376	376
	------	------	------	------	------
31 December 2001	**525**	**1,174**	**859**	**5,400**	**7,958**
	======	======	======	======	======
1 January 2002	**525**	**1,174**	**859**	**5,400**	**7,958**
	------	------	------	------	------
Valuation of available for sale investments at fair value, net of deferred tax (Note 8)	-	-	42	-	42
Disposal of available for sale investments valued at fair value, net of deferred tax (Note 8)	-	-	(42)	-	(42)

Cash dividends (PLN 0.12 per share)	-	-	-	(50)	(50)
Net profit for 2002	-	-	-	421	421
	------	------	------	------	------
31 December 2002	**525**	**1,174**	**859**	**5,771**	**8,329**
	======	======	======	======	======

1. Principal activities

The principal company of the capital group of Polski Koncern Naftowy ORLEN (further referred to as "the Group") is Polski Koncern Naftowy ORLEN S.A. (further referred to as "the Company", "PKN ORLEN") located in Plock, Poland, 7 Chemikow Street.

The Company was established by the Notary Deed of 29 June 1993 as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. as a State Treasury owned Joint Stock Company, and registered in the Companies Register in Plock on 1 July 1993. In accordance with the resolution of the General Meeting of Shareholders held on 19 May 1999, which became effective on registration in the District Court of Plock on 20 May 1999, the Company changed its name to Polski Koncern Naftowy S.A. Further, following the General Meeting of Shareholders resolution dated 3 April 2000, registered in the Plock District Court on 12 April 2000 the Company changed its name to Polski Koncern Naftowy ORLEN S.A.

The Company is engaged in the processing of crude oil into a broad range of petroleum products and petrochemicals and in the transportation and wholesale and retail distribution of such products. The other companies in the Group operate primarily in related downstream activities including further production and distribution as well as in production of chemicals.

Until the second public offering completed in July 2000, the Company was primarily owned, directly and indirectly, by the Polish State Treasury. The employees and others had a minority shareholding. The State Treasury supervised the Company through its control of the Company's majority shareholder, and ultimate parent company Nafta Polska S.A.. As at 31 December 2002 the Polish State Treasury owned directly and indirectly 28% of the Company shares, Bank of New York (Global Depository Receipts) held 14% shares and other shareholders owned 58% of the Company shares. On 20 June 2002 the Company announced that Warsaw-based Kulczyk Holding S.A. and its subsidiaries are in possession of 23,911,206 bearer shares of PKN ORLEN which account for 5.69% of the votes at the general meeting of shareholders of PKN ORLEN.

2. Basis of presentation

a. Accounting standards

The Group applied for these financial statements International Financial Reporting Standards that were operative as of 31 December 2002, except in respect of accounting for hyperinflation referred to in Note 3.

The Group entities maintain their books of account in accordance with accounting principles and practices employed by enterprises in Poland as required by Polish Accounting Standards ("PAS") as defined by the amended Accounting Act ("Amended Accounting Act"). These financial statements include certain adjustments not reflected in the Company's or other Group entities books to present these statements in accordance with standards and interpretations issued by International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee ("IFRIC", formerly Standing Interpretations Committee ("SIC")), except with respect to accounting for hyperinflation referred to in Note 3. The adjustments to the Company's books and other Group entities and their effect on net profit and net assets resulting from adopting International Financial Reporting Standards are presented in Note 32.

These financial statements were prepared under assumption that the Group entities will continue as a going concern for foreseeable future. As of the date of authorisation of these financial statements there are no facts or circumstances indicating any threat of going concern of the Group entities.

b. Reorganisation of the Group

In connection with the Polish Government's restructuring and privatisation program for the Polish oil sector companies, the Polish State Treasury, through its holding in Nafta Polska S.A. reorganised the Polish oil sector in the years 1997 through 1999. The existing Group is a result of this reorganisation of several significant operating companies, which were all under the common control of Nafta Polska S.A. and the Polish State Treasury. In particular, this reorganisation included the following transactions:

- merger with Centrala Produktow Naftowych "CPN" S.A.("CPN"), a major Polish fuel retailer,
- acquisition of refineries: Rafineria Trzebinia S.A. and Rafineria Nafty Jedlicze S.A.,
- spin - off of Dyrekcja Eksploatacji Cystern Sp. z o.o. by CPN – major Polish rail logistics operator,
- disposal of Naftobazy Sp. z o.o.by CPN – major Polish fuel storage farms operator.

To the extent of the Polish State Treasury's common control, this reorganisation was accounted for as a transaction under common control using the uniting of interests' method of accounting in analogy to International Accounting Standards No 22 "Business Combination" (IAS 22).

a. Entities included in financial statements

These consolidated financial statements for the periods ended 31 December 2002 and 31 December 2001 include the following entities within Group located in Poland:

	voting rights	
	31 December 2002	**31 December 2001**
	(full percentage)	
PKN ORLEN	-	-
ORLEN Gaz Sp. z o.o.	100%	100%
ORLEN PetroCentrum Sp. z o.o.	100%	100%
Petrogaz Inowroclaw Sp. z o.o. 1)	-	100%
ORLEN Medica Sp. z o.o.	100%	100%
ORLEN Budonaft Sp. z o.o.	100%	100%
ORLEN KolTrans Sp. z o.o.	100%	100%
ORLEN Powiernik Sp. z o.o.	100%	100%
ORLEN Transport Szczecin Sp. z o.o.	100%	100%
ORLEN Polimer Sp. z o.o.	100%	100%
ORLEN Transport Plock Sp. z o.o.	98%	98%
ORLEN Transport Krakow Sp. z o.o.	98%	98%
ORLEN Transport Lublin Sp. z o.o.	98%	98%
Zaklad Budowy Aparatury S.A.	97%	97%
ORLEN Transport Nowa Sol Sp. z o.o.	97%	97%
ORLEN Transport Poznan Sp. z o.o.	96%	96%
ORLEN Transport Slupsk Sp. z o.o.	96%	96%
ORLEN Transport Warszawa Sp. z o.o.	94%	94%

Orlen - Oil Sp. z o.o. capital group	92%	76%
ORLEN Transport Olsztyn Sp. z o.o.	92%	92%
Petrogaz Lapy Sp. z o.o.	90%	90%
ORLEN Petro - Tank Sp. z o.o.	90%	60%
Petrotel Sp. z o.o.	89%	93%
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	89%	89%
ORLEN Petroprofit Sp. z o.o. capital group	85%	85%
ORLEN WodKan Sp. z o.o.	82%	82%
Rafineria Trzebinia S.A. capital group	77%	77%
Anwil S.A. capital group	76%	75%
Rafineria Nafty Jedlicze S.A. capital group	75%	75%
Inowroclawskie Kopalnie Soli "Solino" S.A.	71%	71%
ORLEN Mechanika Sp. z o.o.	68%	68%
Ship - Service S.A. capital group	56%[2)]	-
ORLEN Automatyka Sp. z o.o.	52%	53%
ORLEN PetroZachod Sp. z o.o.	52%	52%
Petrogaz Wroclaw Sp. z o.o.	52%	52%
Petrolot Sp. z o.o.	51%	51%
ORLEN Projekt Sp. z o.o.	51%	51%
ORLEN Remont Sp. z o.o.	51%	51%
ORLEN Eltech Sp. z o.o.	51%	51%
ORLEN EnergoRem Sp. z o.o.	51%	51%
ORLEN Wir Sp. z o.o.	51%	51%
ORLEN Morena Sp. z o.o.	51%	-

[1)] Entity merged with ORLEN Gaz Sp. z o.o.

[2)] Voting rights equals share in equity except for share in equity in Ship Service capital group which is 61%

3. Measurement and reporting currency

The measurement and the reporting currency of these consolidated financial statements is Polish Zloty ("PLN"). These consolidated financial statements have not been adjusted for the effects of inflation as is required by International Accounting Standard No. 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29).

IAS 29 requires companies that report in the currency of a hyperinflationary economy to restate assets and liabilities in terms of the measurement unit current at the balance sheet date. Taking into account that the three-year cumulative rate of inflation fell below 100% in late 1996, Poland was no longer considered to be a hyperinflationary economy from the beginning of 1997.

The Group last revalued its fixed assets as of 1 January 1995 to reflect the effects of inflation in general by applying price indices determined by the Central Statistical Office ("GUS") to reflect level of inflation for individual groups of fixed assets. This revaluation was not performed in accordance with the provisions of IAS 29 since the Company did not use a

quantify the impact on these financial statements of non-compliance with IAS 29.

The above revaluation was also not performed in accordance with the provisions of International Accounting Standard 16 "Fixed assets" (IAS 16) since the revaluation method did not assure that the revalued amount of fixed assets was approximate to their fair value as at the date of revaluation.

4. Statement of principal accounting policies

The financial statements were prepared on the historical cost basis concept except for the fixed assets being subject to revaluation and certain financial instruments.

(a) Principles of consolidation

The consolidated financial statements of the Group include Polski Koncern Naftowy ORLEN S.A. and the companies that it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital or is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity and net income attributable to minority shareholders' interests are shown separately in the balance sheets and income statements, respectively.

The purchase method of accounting is used for acquired businesses. Accounting for reorganisations is discussed in Note 2b. Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal.

Investments in associated companies (generally investments of between 20% to 50% in a company's equity) where significant influence is exercised by the Group are accounted for using the equity method. An assessment of the carrying value of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognised in prior years no longer exist.

All other investments are accounted for in accordance with IAS 39, "Financial Instruments: Recognition and Measurement" as further disclosed in Note 4(l).

All subsidiaries' financial statements were prepared for the year ended 31 December 2002.

(b) Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment loss, except where stated at revalued amounts. Revaluations of property, plant and equipment were performed in Poland as mandated by the Ministry of Finance and were designed to reflect the level of inflation. Revaluations were in general performed using the price indices determined by Central Statistical Office ("GUS") for individual groups of fixed assets. This is a departure from IAS 29, which requires application of a general price index. The revaluation was also not performed in accordance with the provisions of IAS 16 since the revaluation method did not assure that the revalued amount of fixed assets was approximate to their fair value as at the date of revaluation.The last revaluation took place on 1 January 1995 and was designed to reflect the specific price level as of September 1994.

As a result of this revaluation both the carrying amount and tax base of the assets subject to revaluation have been increased with a resulting increase in the revaluation reserve line item in shareholders' equity.

The Group has not revalued its property, plant and equipment as of 31 December 1996, which is a departure from IAS 29, which requires that assets are restated to a measurement unit current as of the end of hyperinflationary period. According to Polish law, the Group companies performed the revaluations, which increased net book value of property, plant and equipment by a total of PLN 859. The amount equal to the difference between the depreciation on a revalued asset and the depreciation based on the cost of that asset is not transferred from revaluation reserve to retained earnings. Construction-in-progress was not subject to revaluations. Depreciation is based on the revalued amounts. Unless Polish economy is again subject to a period of hyperinflation, the Group does not intend to include effects of any further revaluations in its consolidated financial statements prepared under IFRS.

Property, plant and equipment are depreciated over their useful lives using a straight-line method. The following depreciation rates are used:

Buildings and constructions	1.5 - 10.0%
Plant and machinery	4.0 - 30.0%
Transportation vehicles and others	6.0 - 25.0%

The useful lives and depreciation methods are reviewed periodically to ensure that the method and period of depreciation is consistent with the expected pattern of economic benefits from items of property, plant and equipment.

No depreciation is provided on land and construction-in-progress.

The Group companies review the net carrying value of property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

(c) Goodwill and negative goodwill

Goodwill / negative goodwill arises from the purchase of an entity. Goodwill represents the excess of the purchase consideration over the Company's interest in the fair value of the net assets acquired. Negative goodwill represents the excess of the Company's interest in the fair value of the net assets acquired over the purchase consideration. Goodwill is recognised at the date of acquisition and amortised on a straight-line basis over the expected period of benefit. The Group amortises goodwill, which arose on the merger of CPN in year 1999, over a period of ten years. The amortisation period reflects the best estimate of the period during which future economic benefits are expected to flow to the enterprise.

Negative goodwill is recognised in the income statement as follows: to the extent that negative goodwill relates to expected future losses and expenses that are identified in the company's plan for the acquisition and can be measured reliably but which cannot be accrued for the date of acquisition, that portion of negative goodwill is recognised as income when the future losses and expenses are recognised; the amount of negative goodwill not exceeding the fair values of acquired identifiable non-monetary assets is recognised as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortisable assets; the amount of negative goodwill in excess of the fair values of acquired identifiable non-monetary assets is recognised as income immediately. The amortisation period for the presented negative goodwill is 10 – 12 years from the date of purchase of shares.

(d) Intangible assets

Intangible assets are stated at cost less accumulated amortisation and any accumulated impairment losses. Intangible assets are amortised using the straight-line method over their estimated useful economic live. The amortisation rates applied in relation to intangible assets range from 7% to 50%.

The Group companies review the value of intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

(e) Inventories

Inventories are valued at the lower of cost and net realisable value less impairment. Net realisable value is the selling price in the ordinary course of business, less the costs of completion and distribution. Cost is determined on the basis of weighted average cost. For products, cost includes the applicable allocation of fixed and variable overhead costs based on a normal operating capacity.

(f) Receivables

Trade receivables are initially stated at the fair value of the consideration given and are subsequently carried at amortised cost, less allowance for doubtful debts.

(g) Cash and cash equivalents

Cash includes cash on hand and cash in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

(h) Revenue recognition

Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to the Group and the amount of the revenue can be measured reliably. Revenue is recognised net of value added tax ("VAT"),

excise tax and discounts. Revenue from sales of goods is recognised when delivery has taken place and transfer of risks and rewards has been completed.

(i) Borrowings

Borrowing costs, including exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs are recognised as an expense in the period in which they are incurred, except for those which are directly attributable to the acquisition, construction or production of a qualifying asset and therefore capitalised. Capitalisation of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Average capitalisation rates are calculated as a ratio of capitalized borrowing costs and average balance of construction in progress. Borrowing costs are capitalised until the assets are substantially ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded.

Borrowings are initially recognised at the fair value of consideration received, net of transaction costs. They are subsequently carried at amortised cost using the effective interest rate method, the difference between net proceeds and redemption value being recognised in the net profit or loss for the period over the life of the borrowings.

(j) Jubilee and retirement bonuses

Certain Group companies provide defined jubilee and retirement benefit plans for their employees. Jubilee bonuses are paid to employees upon completion of a certain number of years in service whereas retirement allowances are one–off payments on retirement, both depending on employee's average remuneration and length of service. The jubilee and retirement benefits are not funded. The jubilee and retirement bonus obligations are accounted for on an accrual basis. Jubilee benefits are other long - term employee benefits, while retirement bonuses are post-employment defined benefit plans according to IAS 19. An independent actuary has determined the net present value of these obligations using discount rate of 6% p.a. and a wage inflation rate up to 3% p.a.. Accrued obligations are those future discounted payments, adjusted by employee attrition rates, which were earned by the employees prior to the balance sheet dates. Demographic and attrition profiles are based on the historical data. Actuarial gains and losses are recognised in the period they occur.

During the years ended 31 December 2002 and 31 December 2001 the Group paid PLN 21 and PLN 22 jubilee and retirement bonuses combined, respectively.

(k) Foreign exchange transactions

Transactions denominated in foreign currencies are translated in measurement currency (Polish Zloty) at actual exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are reported at the rates of exchange prevailing at the end of the period. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the income statement, except for amounts capitalised in accordance with Note 4 (i).

(l) Financial instruments

Investments are classified into the following categories: held-to-maturity, trading and available-for-sale. Investments with fixed or determinable payments and fixed maturity that the Group has the positive intent and ability to hold to maturity other than loans and receivables originated by the Group are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables originated by the Group, are classified as available-for-sale.

Held-to-maturity investments are included in non-current assets unless they mature within 12 months of the balance sheet date. Investments held for trading are included in current assets. Available-for-sale investments are classified as current assets if management intends to realise them within 12 months of the balance sheet date.

All purchases and sales of investments are recognised on the trade date. Investments are initially measured at cost, which is the fair value of the consideration given for them, including transaction costs.

Trading investments are subsequently carried at fair value without any deduction for transaction costs by reference to their quoted market price at the balance sheet date.

Available-for-sale investments are subsequently carried at fair value without any deduction for transaction costs by reference to their quoted market price at the balance sheet date unless they do not have a quoted market price in an active

investments are measured at cost less impairment.

Reserve capital is increased by the positive and negative difference between fair value and purchase price, less deferred tax, of the asset if market price set on regulated active market exists or for which it is workable to measure their fair value reliably. The decrease in the value of available-for-sale investments resulting from impairment is recognized in the income statement as financial costs.

Changes in the fair values of trading investments are included in financial income or financial expense. Held-to-maturity investments are carried at amortised cost using the effective interest rate method.

Derivative financial instruments are not designated as hedging instruments and are classified as held-for-trading and carried at fair value, with changes in fair value included in net profit or loss.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative;
- the hybrid (combined) instrument is not measured at fair value with changes in fair value reported in net profit or loss.

Embedded derivatives are accounted for similarly to derivative financial instruments that are not designated as hedging instruments.

The carrying value of cash, receivables, trade and other payables and accruals approximate their fair value.

(m) Income tax

The income tax charge is based on profit for the year and considers deferred taxation. Deferred taxes are calculated using the liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled based on tax rates enacted or substantially enacted at the balance sheet date.

Deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised. For the purpose of deferred tax calculation the investment tax allowance bonus is treated as a temporary difference and is recognised as deferred tax asset in the period the investment tax allowance deduction is taken.

Deferred tax liabilities are recognised for all taxable temporary differences, unless the deferred tax liability arises from goodwill for which amortisation is not deductible for tax purposes.

Deferred tax assets and liabilities are recognised regardless of when the timing difference is likely to realise.

Deferred tax assets and liabilities are not discounted and are classified as non-current assets (liabilities) in the balance sheet.

(n) Earnings per share

Basic earnings per share for each period are calculated by dividing the net profit for the year by the weighted average number of shares outstanding during that period.

Diluted earnings per share for each period is calculated by dividing the net profit for the year adjusted for any changes in the net profit resulting from the conversion of the dilutive potential ordinary shares by the weighted average number of shares outstanding taking into account the conversion of all dilutive potential ordinary shares.

(o) Provisions

A provision is recognised when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate may be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of the provision is the present value of the expenditures expected to be required to settle the obligation.

(p) Environmental provisions

The Group companies accrue for environmental clean-up and remediation costs when they have a legal or constructive obligation to do so.

Environmental provisions are periodically reviewed by independent environmental specialists.

(q) Equity compensation plans

Convertible bonds, issued by the Company as the part of the employee compensation program, are recognised at the moment of granting the employee an option to buy convertible bonds.
As of balance sheet date, the fair value of the convertible bonds options is recognised as salary expense and presented in other payables. The fair value is estimated on the basis of historical volatility of listed shares and Black-Scholes' model.

(r) Management use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates. During 2001 the Group has changed the estimate of environmental clean-up and remediation costs further presented in Note 17. In order to achieve better presentation, in 2002 the Group has changed the estimate of the closing rate used for reporting of foreign currency monetary items. Until 2001 the closing rate was approximated by the average National Bank of Poland exchange rate at the end of an accounting period ("NBP average"). Since 2002 foreign currency monetary assets are reported at lower of commercial bank's buy rate and NBP average while foreign currency monetary liabilities are reported at higher of commercial bank's sell rate and NBP average.

5. Property, plant and equipment

	31 December	
	2002	2001
Land	137	121
Buildings and constructions	5,131	4,719
Machinery and equipment	3,029	3,283
Vehicles and other	306	294
Construction in progress	486	904
	-----	-----
Total	9,089	9,321
	=====	=====

The movements in each year were as follows:

	Land	Buildings and constructions	Machinery and equipment	Vehicles and other	Construction in progress	Total
Cost						
1 January 2001	96	5,365	7,999	752	943	15,155
Additions at cost	7	701	680	120	1,279	2,787

Consolidation of subsidiaries	18	877	1,063	53	155	2,166
Reclassifications	-	1,077	(1,077)	-	-	-
Disposals	-	(94)	(85)	(25)	(10)	(214)
Transfers to other groups of PPE	-	-	-	-	(1,436)	(1,436)
Impairment	-	-	-	-	(27)	(27)
	-----	-----	-----	-----	-----	-----
31 December 2001	**121**	**7,926**	**8,580**	**900**	**904**	**18,431**
	-----	-----	-----	-----	-----	-----
1 January 2002	121	7,926	8,580	900	904	18,431
Additions at cost	16	795	455	114	902	2,282
Consolidation of subsidiaries	-	8	6	18	-	32
Reclassifications	-	7	(4)	(3)	-	-
Disposals	-	(105)	(138)	(52)	(14)	(309)
Transfers to other groups of PPE	-	-	-	-	(1,306)	(1,306)
	-----	-----	-----	-----	-----	-----
31 December 2002	**137**	**8,631**	**8,899**	**977**	**486**	**19,130**
	-----	-----	-----	-----	-----	-----
Accumulated depreciation						
1 January 2001	1	2,060	4,491	456	-	7,008
Charge	-	316	623	129	-	1,068
Other charges	-	-	-	-	-	-
Impairments	-	11	1	1	-	13
Consolidation of subsidiaries	-	419	749	41	-	1,209
Reclassifications	-	487	(487)	-	-	-
Disposals	(1)	(86)	(80)	(21)	-	(188)
	-----	-----	-----	-----	-----	-----
31 December 2001	**-**	**3,207**	**5,297**	**606**	**-**	**9,110**
	-----	-----	-----	-----	-----	-----
1 January 2002	-	3,207	5,297	606	-	9,110
Charge	-	341	687	95	-	1,123
Other increases	-	-	2		-	2

Impairments and other charges	-	17	2	-	-	19
Consolidation of subsidiaries	-	4	4	14	-	22
Reclassifications	-	6	(4)	(2)	-	-
Disposals	-	(75)	(118)	(42)	-	(235)
	-----	-----	-----	-----	-----	-----
31 December 2002	**-**	**3,500**	**5,870**	**671**	**-**	**10,041**
	-----	-----	-----	-----	-----	-----
Net book value						
31 December 2001	**121**	**4,719**	**3,283**	**294**	**904**	**9,321**
	=====	=====	=====	=====	=====	=====
31 December 2002	**137**	**5,131**	**3,029**	**306**	**486**	**9,089**
	=====	=====	=====	=====	=====	=====

Perpetual usufruct granted to the entities of the Group by virtue of law meets the definition of an asset. In accordance with the Framework for the Preparation and Presentation of Financial Statements prepared by the International Accounting Standards Board an asset is a resource controlled by the enterprise as a result of past events and from which future economic benefits are expected to flow to the enterprise. Accordingly the asset should be recognized at its historical cost. As at the date of the first adoption of IFRS and as at the date of these financial statements, the historical cost of the asset could not be determined reliably and therefore no asset has been recognized in these financial statements, in accordance with SIC-8.

As at 31 December 2002 and 31 December 2001 the carrying amount of property, plant and equipment pledged as security for liabilities were PLN 259 and PLN 320, respectively.

Impairment losses presented in the movements of property, plant and equipment are the amounts by which the carrying amounts of the assets exceeded their recoverable amounts. The impairment losses are charged to other operating expenses. Impairment losses recognised during the year 2001 and 2002 resulted from the restructuring process of the Company (the integration of former CPN branches) and mainly relate to idle gasoline warehouses and retail sites.

Fixed assets of the Group are not considered to be investment property under IAS 40.

As of 31 December 2002 and 31 December 2001 Construction in progress included:

	31 December	
	2002	**2001**
Revamping of Olefins II production unit	68	-
Construction of underground crude oil and gasoline storage	59	142
Modernisation of boiler	54	2
Intensification of Hydrocracking Installation	38	-
Increase of production capacities of Biturex	[illegible]	1

installation		
Construction of containers	29	21
Intensification of IFP, Pyrotol, Butadien	13	-
Infrastructure of Olefins II	9	-
Utilisation technology of hydrocarbonated fraction from Phenol and Acethon Production Unit	8	2
Construction of retail sites	7	12
Pipeline Plock – Ostrow Wielkopolski	6	143
Crude oil distillation Unit DRW III	-	279
Modernisation of wholesale site in Mosciska	-	15
Construction of gasoline storage in Ostrow Wielkopolski	-	13
Oil and gasoline pipelines to mine "Gora"	-	5
Other construction in progress	163	269
	----	----
Total	486	904
	====	====

The Group companies record all scheduled maintenance and repairs as expenses when incurred. Environmental remediation costs related to site restoration are provided for when management has a legal or constructive obligation to restore and clean up the sites (see Note 17).

The amounts of borrowing costs capitalised for the years ended 31 December 2002 and 31 December 2001 were PLN 40 and PLN 138, respectively. The average capitalisation rates in the years ended 31 December 2002 and 31 December 2001 were 7% and 12%, respectively.

6. Negative goodwill, net

	31 December	
	2002	**2001**
CPN	72	83
Anwil S.A.	(315)	(345)

Other	21	(2)
	-----	-----
Total	(222)	(264)
	=====	=====

Goodwill and negative goodwill changes in the years ended 31 December 2002 and 31 December 2001 were as follows:

	2002	**2001**
Gross amount		
Beginning of year	(334)	99
Negative goodwill on acquisition of Anwil S.A. shares	(8)	(305)
Reclassification from associates to subsidiaries[3)]	-	(128)
Additions of goodwill	20	-
	-----	-----
End of period	(322)	(334)
	-----	-----
Accumulated amortisation		
Beginning of year	70	(10)
Charge for the year, net	30[2)]	25[1)]
Reclassification from associates to subsidiaries[3)]	-	55
	-----	-----
End of period	100	70
	-----	-----
Net book value at the end of period	(222)	(264)
	=====	=====

Negative goodwill does not relate to expected future losses and it is recognised as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortisable assets.

[1)] PLN 11 relates to goodwill amortisation and PLN (36) relates to negative goodwill write-off both presented in

2) PLN 12 relates to goodwill amortisation and PLN (42) relates to negative goodwill write-off both presented in other operating income/(expenses), net in the consolidated income statement.

3) concerning Anwil S.A.

7. Intangible assets

	31 December	
	2002	2001
Software	3	4
Patents and trademarks	84	86
Other	20	18
	-----	-----
Total	107	108
	=====	=====

The movements of intangible assets in each year were as follows:

	Software	Patents and trademarks	Other	Total
Cost				
1 January 2001	14	95	22	131
Additions at cost	2	43	7	52
Consolidation of subsidiaries	2	9	2	13
Disposals	(2)	(1)	(1)	(4)
	------	------	------	------
31 December 2001	**16**	**146**	**30**	**192**
	------	------	------	------
1 January 2002	16	146	30	192
Additions at cost	1	29	13	43
Disposals	(1)	-	(10)	(11)
	------	------	------	------

	------	------	------	------
Accumulated depreciation				
1 January 2001	10	34	7	51
Charge	2	25	5	32
Consolidation of subsidiaries	1	2	-	3
Disposals	(1)	(1)	-	(2)
	------	------	------	------
31 December 2001	**12**	**60**	**12**	**84**
	------	------	------	------
1 January 2002	12	60	12	84
Charge	2	31	4	37
Disposals	(1)	-	(3)	(4)
	------	------	------	------
31 December 2002	**13**	**91**	**13**	**117**
	------	------	------	------
Net book value				
31 December 2001	**4**	**86**	**18**	**108**
	======	======	======	======
31 December 2002	**3**	**84**	**20**	**107**
	======	======	======	======

8. **Financial assets**

a) available for sale investments

At cost	**31 December 2002**	**31 December 2001**	**Group interest in capital as at 31 December 2002**	**Group voting rights**	**Principal activity**
Polkomtel S.A.	436	436	19.61%	19.61%	GSM mobile operatc
Telewizja Familijna S.A.	26	26	11.96%	9.61%	Television operator

2)	-	35	-	-	Bank
NFI Piast S.A.	9	9	4.88%	4.88%	Investment fund
Deutsche Bank 24 S.A. (former BWR S.A.) 1)	-	8	-	-	Bank
AWSA Holland II B.V.	61	-	9.22%	9.22%	Dominant Company Autostrada Wielkopolska S.A.
Other	13	26			
	----	----			
Total at cost	545	540			
	----	----			
Impairment	(42)	(54)			
	----	----			
Net value of available for sale investments	**503**	**486**			
	====	====			
b) loan granted					
Polkomtel S.A. net value	**98**	**98**			
	====	====			
c) financial assets held to maturity					
Telewizja Familijna S.A. bonds	26	26			
	----	----			
Impairment	(26)	(26)			
	----	----			
Net value of financial assets held to maturity	-	-			
	====	====			
Total net value of financial assets	**601**	**584**			
	====	====			

1) The Company disposed of shares of DB 24 S.A. during year ended 31 December 2002 – revenue from disposal PLN 5, purchase cost less impairment PLN 3, profit on disposal PLN 2.

2) The Company disposed of shares of LG Petro Bank S.A. during year ended 31 December 2002 – revenue from disposal PLN 93, purchase cost PLN 35, profit on disposal PLN 58. Shares of LG Petro Bank S.A. classified as available for sale investments were presented in 3 Q 2002 at fair value determined on the basis of actual selling price. The Company concluded initially a conditional sale agreement of shares to an unrelated entity, determining the fair value. Till the date of the disposal the differences between fair value and purchase price of shares was included in revaluation reserve, net of deferred tax amounting to PLN 42.

Available for sale investments as shown above are carried at cost less impairment charges since they do not have

Shares of Polkomtel S.A., a Polish GSM mobile operator, are presented at historical cost of PLN 436 (19.61% interest) as at 31 December 2002. There are three other shareholders in Polkomtel with approximately 19% ownership interest and several other minority shareholders.

On 18 June 2001 the Extraordinary Shareholders Meeting of Polkomtel S.A. agreed to grant the company a PLN 500 loan by its shareholders. The Shareholders of Polkomtel (including PKN ORLEN) participates in granting the loan according to their proportionate interest. Proceeds from the loan will be used to cover the UMTS development. The loan agreement was signed on 1 October 2001 between Polkomtel S.A. and its shareholders. PKN ORLEN granted a loan amounting to PLN 98 in accordance with their proportionate interest.

As at 31 December 2002 PKN ORLEN owned 220,000 shares of Telewizja Familijna S.A. which represents 11.96% of share capital and 9.61% votes on General Meeting of Shareholders. The company's activities include: radio and television activity, activity connected with movie and video industry, reproduction and recording, telecommunication, advertising and agency activity. The value of capital investment of PKN ORLEN in Telewizja Familijna S.A amounts to PLN 26. Shares are fully provided for. On 18 July 2001 PKN ORLEN acquired 260 bonds of Telewizja Familijna S.A. amounting to PLN 26. Repurchase of bonds is due to take place on 12 March 2005. The above bonds are fully provided for.

As at 31 December 2002 the Company had 9,22% share in AWSA Holland II B.V. share capital at total purchase price of PLN 61 million. The company is the dominant holding company of Autostrada Wielkopolska S.A. that bears a licence to develop certain motorways in Poland. Shares are presented in the balance sheet at purchase price, as they have no active market and their fair value cannot be reliably measured. The Company owns a put option of AWSA shares to Kulczyk Holding S.A., at purchase price not lower, than the balance sheet value as at 31 December 2002. The option can be exercised till year 2038. Management of the Company believes that put option is fully realisable. Shares in AWSA are not traded on an active market and their fair value being base for the option valuation cannot be reliably measured. Therefore the option could not be valued and was recognised in the balance sheet of the Company at cost.

9. Investments accounted for using equity method

As at 31 December 2002 and 31 December 2001 the Group's investments accounted for using equity method were as follows:

	Recorded value using equity method as at		Group Interest in Equity as at 31 December 2002	Principal activity
	31 December 2002	31 December 2001		
Naftoport Sp. z o.o.	49	51	48.71%	Construction, operation and maintenance of loading station for liquid fuel
Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") 1)	84	82	35%	Telecommunication services
Other	66	53		
	-----	-----		

	=====	=====

[1)] As at 31 December 2002 the balance sheet value of NOM is at acquisition cost. The losses of the company are not consolidated, because the Company has a put option of shares in NOM, giving right to sell the shares at a price not lower than their carrying amount. The option can be exercised until 2004. Management of the Company believes that the put option is fully realisable.

10. Inventories

	31 December	
	2002	2001
Finished goods	1,079	958
Work in progress (semi-products)	341	234
Goods for resale	85	81
Materials and production supplies	1,363	926
	------	------
Net inventories	2,868	2,199
	======	======

The inventory write-offs to net realisable value amounted to PLN 6 and PLN 7 respectively, for the years ended 31 December 2002 and 31 December 2001.

As at 31 December 2002 and 31 December 2001 the carrying amounts of inventories valued at net realisable value were PLN 69 and PLN 82, respectively.

As at 31 December 2002 and 31 December 2001 the carrying amounts of inventories pledged as security for liabilities were PLN 13 and PLN 26, respectively.

Pursuant to the Act on State Reserves and Mandatory Fuel Reserves of 30 May 1996 (Journal of Law no 90. position 404 with further amendments) the Company and some of its subsidiaries are subject to an obligation to create and maintain mandatory reserves of liquid fuels. As at 31 December 1998 the reserves should amount to 2 per cent by volume of the production or imports realised by entity in the previous year. In 1999 and each of the following years the level of mandatory reserves required increases by further 2 per cent as to reach the level of 76 days of production or imports of the entity as at the end of 2008 (moreover the Ministry of Economy is responsible for setting of economic fuel reserves: for liquid fuel in quantity equal to 14 fuel consumption days in a current year, this responsibility can be transferred to the Company).

11. Trade and other receivables

	31 December	
	2002	2001
Trade receivables	1,614	1,580

recoverable		
Advanced payments	93	23
Other receivables	147	111
	------	------
Gross receivables	2,372	2,149
Less allowance for doubtful accounts	(292)	(226)
	------	------
Net receivables	2,080	1,923
	======	======

Total receivables include PLN 71 and PLN 74 of amounts in foreign currencies as at 31 December 2002 and 31 December 2001, respectively. Trade receivables relate primarily to the sales of finished goods and sales of goods bought for resale.

Other receivables include embedded derivatives (embedded foreign currency forward contracts) of PLN 24 and PLN 15 as at 31 December 2002 and 31 December 2001, respectively. The value of embedded derivatives as at 1 January 2001 was directly credited to equity in the amount of PLN 9, less deferred tax of PLN 2.

Concentrations of credit risk relating to trade receivables are limited due to the large number of customers comprising the Group's customer base and their dispersion across many different industries principally in Poland.

The normal repayment periods of receivables related to sales is 14 to 30 days.

Maximum credit risk amounts to PLN 2,080. The Management believes there is no potential risk of not settling the above obligations .

The impairment charges and changes therein for the years ended 31 December 2002 and 31 December 2001 were as follows:

	For the year ended	
	31 December 2002	**31 December 2001**
Allowance, beginning of year	226	107
Increase	193	189
Released	(92)	(60)
Written off	(35)	(10)
	------	------
Allowance, end of period	292	226
	======	======

12. Short-term investments

Short-term investments as at 31 December 2002 and 31 December 2001 included securities which are classified as held for trading.

13. Deferred costs

	31 December	
	2002	2001
Prepayments	38	29
Other	19	39
	----	----
Total	57	68
	====	====

14. Cash and cash equivalents

	31 December	
	2002	2001
Cash on hand and in bank	144	172
Cash in transit and cash equivalents	34	31
	----	----
Total	178	203
	====	====

Total cash and cash equivalents include PLN 11 and PLN 17 of amounts in foreign currencies as at 31 December 2002 and 31 December 2001, respectively.

Concentrations of credit risk relating to cash and cash equivalents are limited because the Group places its cash with several well-established Polish and international banks.

15. Minority interests

The minority interests represent the net assets of subsidiaries attributable to interests that are not owned, directly or indirectly through subsidiaries, by the Company.

	31 December	
	2002	2001
Beginning of year	395	170
Change in the Groups' share of equity	(27)	(2)
Minority interest in the income of the Group	29	15
Inclusion of new companies in consolidated financial statements	15	212
	----	----
End of period	412	395
	====	====

Minority interests consist of interest of minority shareholders in the following subsidiaries:

	31 December	
	2002	2001
Anwil S.A.	194	200
Rafineria Trzebinia S.A.	59	46
Rafineria Nafty Jedlicze S.A.	33	40
Inowroclawskie Kopalnie Soli "Solino" S.A.	23	19
Other	103	90
	----	----
Total	412	395
	====	====

16. Interest bearing borrowings

		31 December	
	Note	2002	2001

Bank loans	(a)	2,152	2,276
Other loans and credits	(b)	71	132
Short terms bonds	(c)	340	355
		-----	-----
Total		2,563	2,763
Less: short-term portion		(2,161)	(1,502)
		-----	-----
Long-term portion		402	1,261
		=====	=====

As at 31 December 2002 principal repayments fall due on:

	31 December
	2002
12 months till 31 December 2003	2,161
1 January 2004 - 31 December 2005	233
Thereafter	169

Total	2,563
	====

The Group's interest bearing borrowings have decreased by PLN 200 during the year period ended 31 December 2002. Changes were mostly a result of repayment of loans in the following banks: BIG Bank Gdanski S.A. (PLN 34), BOS S.A. (PLN 30), Citibank International PLC (PLN 19), ING Bank Slaski S.A. (PLN 4). Decrease in interest bearing borrowings was also caused by decreased issue of short-term bonds (PLN 15) and repayment of part of the NFOS loans (PLN 52).

a. **Bank loans analysed by currency are as follows:**

		31 December	
		2002	**2001**

German Mark	(2)	-	2
U.S. Dollar	(3)	791	797
Swiss Franc	(4)	26	22
EURO	(5)	62	103
		----	----
Total		2,152	2,276
		====	====

As of 31 December 2002 and 31 December fixed rates and margins relating to loans with floating rates were following:

Polish Zloty			
31 December 2002	**Amount**	**Lowest margin**	**Highest margin**
Fixed rate	2	6.0%	8.0%
Floating rate	1,271		
T/N WIBOR		0.15%	1.10%
1T WIBOR		-	1.00%
1M WIBOR		0,00%	3.20%
3M WIBOR		0.30%	1.00%
6M WIBOR		-	0.95%
1M WIBID		-	0.50%
NBP discount rate		0.250	0.375
Total Polish Zloty	**1,273**		
U.S. Dollar			
31 December 2002	**Amount**	**Lowest margin**	**Highest margin**
Floating rate	791		
1M LIBOR		-	1,00%
3M LIBOR		-	0,35%
Total U.S. Dollar	**791**		
Swiss Franc			
31 December 2002	**Amount**	**Lowest margin**	**Highest margin**
Floating rate	26		
3M LIBOR		-	1,00%
Total Swiss Franc	**26**		

EURO			
31 December 2002	**Amount**	**Lowest margin**	**Highest margin**
Floating rate	62		
1W LIBOR		-	0,60%
1M LIBOR		-	1,70%
3M LIBOR		1,00%	2,00%
3M EURIBOR		-	1,20%
6M EURIBOR		-	0,30%
Total EURO	**62**		
Total	**2,152**		

Polish Zloty			
31 December 2001	**Amount**	**Lowest margin**	**Highest margin**
Fixed rate	4	10,70%	20,00%[1]
Floating rate	1,348		
T/N WIBOR		0,00%	1,10%
1T WIBOR		0,50%	1,10%
1M WIBOR		0,00%	3,00%
3M WIBOR		0,25%	1,50%
6M WIBOR		-	0,95%
1M WIBID		-	0,50%
NBP discount rate		0,30	1,30
Refinance loan		-	0,65
Total Polish Zloty	**1,352**		

[1] relates to loan amounting to PLN 0.1

German Mark			
31 December 2001	**Amount**	**Lowest margin**	**Highest margin**
Floating rate			
3M LIBOR	2	-	1.00%
Total German Mark	**2**		

U.S. Dollar			
31 December 2001	**Amount**	**Lowest margin**	**Highest margin**
Floating rate	797		
3M LIBOR		-	0.35%
1W LIBOR		-	0.60%

Total U.S. Dollar	**797**		
		Swiss Franc	
31 December 2001	**Amount**	**Lowest margin**	**Highest margin**
Floating rate	22		
3M LIBOR		-	1.00%
Total Swiss Franc	**22**		
		EURO	
31 December 2001	**Amount**	**Lowest margin**	**Highest margin**
Floating rate	103		
1M LIBOR		-	1.70%
3M LIBOR		-	0.35%
6M EURIBOR		0.30%	1.50%
Total EURO	**103**		
Total	**2,276**		

The interest rates as of 31 December 2002 and 31 December 2001 for the following basis were the as presented:

	31 December	
	2002	**2001**
T/N Wibor	7,19%	13,00%
1T Wibor	7,04%	12,51%
1M Wibor	6,98%	12,08%
3M Wibor	6,87%	11,91%
6M Wibor	6,60%	11,32%
1M Wibid	6,69%	11,59%
1 M Euribor	2,8980%	3,3300%
3 M Euribor	2,8650%	3,2940%
6 M Euribor	2,8040%	3,2560%
1W Libor (USD)	1,36%	1,89%
1M Libor (USD)	1,38%	1,87%
3M Libor (USD)	1,38%	1,88%
1M Libor (EUR)	2,8966%	3,3300%
3M Libor (EUR)	2,8613%	3,3000%
3M Libor (CHF)	0,62%	1,8367%

NBP discount rate	7,50%	14,00%

As of 31 December 2001 the Group had loans from LG Petrobank S.A. amounting to PLN 61.

In 2002 the effective interest rate for loans in polish zloty is of 10.31%, and for loans in other currencies is of 2.39%.

As of 31 December 2002 and 31 December 2001 loans amounting to PLN 570 and PLN 783 respectively, were secured on specific assets of the Group.

(b) Other loans and borrowings

	31 December	
	2002	2001
Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej (Voivodship Fund for Environmental Care)	4	13
Narodowy Fundusz Ochrony Srodowiska (National Fund for Environmental Care)	67	119
	----	----
Total	71	132
	====	====

As at 31 December 2002 other loans and credits are subject to floating interest rates at 3,0%-10%.

(c) Bonds issued by PKN ORLEN

Bonds issued by PKN ORLEN are denominated in Polish Zloty and they are subject to interest rates at 7.0% – 7.6% and are repayable in the first quarter 2003.

The Group continuously monitors the achievable interest rates and attempts to replace its loans with more favourable ones in response to market conditions.

The Group is granted loans both in PLN and foreign currencies, that bore mainly floating rates.

Based on arrangements made with their banks the Group had unused floating rate loan facilities of PLN 591 as at 31 December 2002.

Fair value of loans and borrowings is similar to their balance sheet value because the loan terms reflect currently market conditions.

6. Provisions for liabilities and charges

	31 December	
	2002	2001

Environmental provisions	380	412
Jubilee awards and retirement bonuses	150	135
Penalties, compensation, other	29	20
Other provisions	17	34
	----	----
Total	576	601
	====	====

The Group companies have a legal or constructive obligation to restore a significant number of contaminated retail and wholesale sites. An evaluation of the sites and an estimation of remediation costs were performed by independent professional consultants in 2000 - 2002. The amount of environmental provision was determined by the Management on the basis of independent professional consultants' reports and represents Management's best estimate of future costs assuming average level of parameters influencing estimated costs.

The movements in each year were as follows:

	Environmental provision	**Jubilee awards and retirement bonuses**	**Penalties and compensations, other**	**Other provisions**	**Total**
1 January 2001	**543**	**102**	**51**	**18**	**714**
Charge	9	55	16	16	96
Use of provision	(33)	(22)	-	-	(55)
Release	(107)[2]	-	(47) [1]	-	(154)
	------	------	------	------	------
31 December 2001	**412**	**135**	**20**	**34**	**601**
Charge	1	40	16	19	77
Use of provision	(10)	(21)	(5)	(6)	(43)
Release	(23)	(4)	(2)	(30)	(59)
	------	------	------	------	------
31 December 2002	**380**	**150**	**29**	**17**	**576**
	======	======	======	======	======

[1] Including a provision in amount of PLN 40 set up by the Company for liability concerning the penalty imposed by the Office for Protection of Competition and Consumer with regard to "Petrygo" and monoethylene glycols. As a result of positive outcome of the dispute for the Company, the provision was released in the year ended 31 December 2001.

[2] PLN 57 million represents change of estimate of future environmental costs, PLN 50 represents provision related to sites, which were disposed in 2001 with transfer of potential future liabilities to the acquirer. The total effect of PLN 107 is included in other operating income in 2001 income statement.

7. Trade, other payables and accrued expenses

Trade and other payables and accrued expenses consist of the following:

	31 December	
	2002	2001
Trade payables	1,658	1,271
Taxes and social security	887	834
Social funds	46	51
Holiday pay accrual	17	19
Wages and salaries	34	35
Loyalty program	44	17
Valuation of convertible bonds	11	19
Accrued expenses and other payables	50	63
	-----	-----
Total	2,747	2,290
	=====	=====

The social fund, classified as a short-term employee benefit, is an employer's obligation based on the government mandated calculation based on the number of employees and the monthly minimum wage in Poland. The amounts calculated under this formula must be used for the benefits of the employees.

Trade and other payables and accrued expenses include PLN 947 and PLN 706, respectively, of amounts denominated in foreign currencies as at 31 December 2002 and 31 December 2001. Balance sheet value of short- term trade payables approximate their fair value, because trade payables are of a short - term.

19. Deferred income

	31 December	
	2002	2001
Grants	8	9
Other	7	1
	----	----
Total	15	10
	====	====

20. Shareholders' equity

The share capital as at 31 December 2002 represented by the parent company's share capital is PLN 525, divided into 420,177,137 shares with nominal value of 1.25 Polish Zloty each.

The share capital consist of the following share series as of 31 December 2002 and 31 December 2001:

Share series	Number of shares issued at 31 December 2002	Number of shares issued at 31 December 2001	Number of shares authorised at 31 December 2002	Number of shares authorised at 31 December 2001
A series	336,000,000	336,000,000	336,000,000	336,000,000
B series	6,971,496	6,971,496	6,971,496	6,971,496
C series	77,205,641	77,205,641	77,205,641	77,205,641
D series	-	-	11,344,784	11,344,784
	---------	---------	---------	---------
	420,177,137	420,177,137	431,521,921	431,521,921
	==========	==========	==========	==========

In Poland, each new issuance of capital is labelled as a new series of shares. All of the above series have the exact same rights.

In order to implement a motivation program for the top and medium level management on 15 May 2000 General Meeting of Shareholders authorised issuance of Series D shares and Series A convertible bonds. Due to the limitations of Polish law, Series A bonds convertible to Series D shares are being offered instead of options to purchase shares. The exercise price of 1 bond is 20.30 zloty and each bond is convertible to one Series D share with nominal value of 1.25 zloty each. Series D shares were to be issued in years 2001-2003. In June 2001 the Supervisory Board of PKN ORLEN approved the list of employees authorized to purchase Series A bonds convertible to Series D shares. Members of the Management Board of PKN ORLEN were awarded with the rights to purchase 3,850,000 convertible bonds while members of the middle management of PKN ORLEN were awarded with the rights to purchase 4,091,349 convertible bonds. Above mentioned number of bonds convertible to Series D shares refer to I and II tranche, awarding the rights in June 2001 and in June 2002. The entitled persons have the right to execute the bonds, until the date of the motivation programme. Until the date of preparation of these consolidated financial statements the awarded bonds were not acquired.

As of 31 December 2002, the fair value of the convertible bonds approved by the Supervisory Board was PLN 11 and was recognised as liability. The difference of PLN 8 between valuation as of 31 December 2001 which amounted PLN 19 and valuation as at 31 December 2002 was recognised as reduction of salary expense for the year ended 31 December 2002.

Revaluation reserves result from obligatory in Poland revaluation of fixed assets. Revaluations of property, plant and equipment were generally performed as mandated based on rates set by the Central Statistics Office ("GUS") and were designed to reflect the level of inflation. These amounts are not distributable.

Reserves available for distribution, according to Polish law (Commercial Code set certain restrictions in relation to periods for which dividends can be paid) as at 31 December 2002 and 31 December 2001 amounted to: PLN 1,879 (period 2002-1999) and 2,062 (period 2001-1998) respectively. PKN ORLEN is authorised to pay the dividends to the extent of distributable reserves available under Polish Accounting Standards on a stand-alone reported basis.

During the years ended 31 December 2002 and 31 December 2001 the Company has paid dividends in the amount of PLN 50 and PLN 21 for 2001 and 2000, which represented respectively 0.12 zloty and 0.05 zloty per share.

The amount of dividend proposed by the Company's Management for the year ended 31 December 2002 amounts to PLN 38 , which represents 0.09 zloty per share.

Earnings per share calculation and diluted earnings per share calculation are presented below.

Basic and diluted earnings per share (PLN)		For the year ended 31 December 2002	For the year ended 31 December 2001
Weighted average common stock outstanding		420,177,137	420,177,137
Net profit for the period per share (in zloty per share)		1.00	0,89

As at 31 December 2002 and 31 December 2001 there is no dilutive effect regarding convertible bonds.

21. Segment reporting

Business segments

The Group's activities are conducted through two major operating divisions: Refining and Marketing (R&M) and Chemicals (C).

- The Refining and Marketing (R&M) includes crude oil refining, storage, wholesale and retail trading of refinery products.
- The Chemicals (C) includes mainly production and trading of petrochemical products by PKN ORLEN and fertilisers and PVC by Anwil.

Other operations include mainly support activities in PKN ORLEN, transport activities and repair and construction activities performed by the Company's subsidiaries.

Segment profit and segment assets have been determined before making intersegment adjustments as appropriate. Sales prices between business segments approximate market values.

Segment costs have been allocated as appropriate based on rationale, other segment costs not determined, have been included as unallocated corporate expenses, reconciling total segment results to profit from operations.

Segment:	**Refining and Marketing**		**Chemicals**		**Other operations**	
	for the year ended		**for the year ended**		**for the year ended**	
	31 December 2002	**31 December 2001**	**31 December 2002**	**31 December 2001**	**31 December 2002**	**31 December 2001**
Revenue						
External sales	13,635	14,359	2,870	2,317	397	362
Inter-segment sales	2,627	2,428	1,296	1,111	1,242	1,271
Total revenue	16,262	16,787	4,166	3,428	1,639	1,633
Result						
Segment result	793	680	200	188	45	36

corporate expenses							
Profit from operations							
Financial income							
Financial expenses							
Share of net profits of associates	-	-	2	12	11	13	
Profit before income tax							
Income taxes							
Minority interests							
Net profit							

	Refining and Marketing		**Chemicals**		**Oth**
	as at 31 December 2002	**as at 31 December 2001**	**as at 31 December 2002**	**as at 31 December 2001**	**as at : Decem 200:**
Other Information					
Segment assets	10.242	9,711	2,050	1,873	1,(
Investments in associates	4	10	8	7	
Unallocated corporate assets					
Total assets					
Segment liabilities	2,778	2,283	203	221	:
Unallocated corporate liabilities					
Total liabilities					

Segment:	**Refining and Marketing**		**Chemicals**		**Other Op**	
	for the year ended		**for the year ended**		**for the ye**	
	31 December 2002	**31 December 2001**	**31 December 2002**	**31 December 2001**	**31 December 2002**	
Property, plant, equipment and intangible assets	554	955	183	294	183	

Property, plant, equipment and intangible assets expenditure unallocated to segments					
Total property, plant, equipment and intangible assets expenditure					
Segment depreciation	754	757	208	145	165
Unallocated assets depreciation					
Total depreciation					
Non-cash expenses other than depreciation	**150**	**107**	**16**	**44**	**26**

Geographical segments

The Group operates mainly in Poland. The following table shows the distribution of the Group's consolidated sales by geographical market segment reporting for business segments for the years ended 31 December 2002 and 31 December 2001:

Segment:	Refining and Marketing		Chemicals		Other Operations		Tot
	for the year ended 31 December		for the year ended 31 December		for the year ended 31 December		for the ye 31 Dec
	2002	2001	2002	2001	2002	2001	2002
Export sales	947	627	800	537	15	8	1,762
Domestic sales	12,688	13,732	2,070	1,780	382	354	15,140
Total external revenue	13,635	14,359	2.870	2,317	397	362	16,902

All Group's assets as at 31 December 2002 were located in Poland, where also the capital expenditures were incurred during the year ended 31 December 2002.

22. Operating costs

	For the year ended	
	31 December 2002	31 December 2001
Raw materials and energy	10,331	10,549

Cost of goods bought for resale	1,836	1,754
External services	1,539	1,405
Payroll and benefits (staff costs)	1,016	1,011
Depreciation and amortisation	1,160	1,086
Taxes and charges	239	252
Other	513	497
	-----	-----
	16.634	16,554
Adjusted by:		
Change in inventories, deferred and accrued costs	(143)	294
Internal costs capitalised	(64)	(50)
	-----	-----
Operating costs	16.427	16.798
	=====	=====

23. Financial income and expenses, net

	For the year ended	
	31 December 2002	**31 December 2001**
Interest expense	(153)	(227)
Foreign exchange losses	(22)	(2)
Interest income	71	94
Foreign exchange gains	21	43
Profit from sale of shares, securities	63	47
Other, net	11	(53)
	-----	-----
	(9)	(98)
	=====	=====

monetary items. Overall impact of that change on the net profit for 2002 is equal PLN 11.

24. Income tax

	For the year ended	
	31 December 2002	**31 December 2001**
Current income tax charge	227	**113**
Deferred tax charge (benefit)	58	40
	----	----
	285	153
	====	====

The Group does not constitute a tax group under Polish legislation. Therefore, every company in the Group is a separate taxpayer.

According to the Polish tax regulations, the tax rate in effect in 2002 and 2001 was 28%. Income tax law has changed in November 2002 imposing 27% rate for 2003 and subsequent years. Before this change the tax rate was supposed to be 24% in 2003 and 22% in 2004 and thereafter. The change caused reassessment of net deferred tax liability, by PLN 75 (increase of net deferred tax liability).

The reconciliation between the reported income tax expense and the theoretical amount arising by applying the statutory income tax rates is as follows:

	For the year ended	
	31 December 2002	**31 December 2001**
Profit before income tax	735	544
	----	----
Income tax calculated at statutory rate (28%)	206	152
Effect of investment tax allowance bonus	(14)	(14)
Permanent differences, including amortisation of goodwill and negative goodwill write off	14	5
Effect of tax rate changes	75	-

	----	----
Income tax expense for the year	285	153
	====	====
Effective tax rate	38%	28%

The net deferred tax liability as at 31 December 2002 and 31 December 2001 consists of the following:

	31 December 2002	**31 December 2001**
Deferred tax assets:		
Deferred tax on environmental charges	102	96
Investment tax allowance bonus	14	14
Jubilee and retirement costs provisions	39	27
Other	66	65
	----	----
	221	202
	----	----
Deferred tax liabilities:		
Investment tax allowance	(369)	(348)
Capitalisation of borrowing costs	(140)	(124)
Unrealised foreign exchange gains	(32)	(26)
Difference between tax and accounting amortisation and depreciation	(53)	(14)
Revaluation of assets to fair value relating to acquisition of majority stake of Anwil S.A	(26)	**(32)**
Valuation of financial instruments	(7)	(8)
	----	----
	(627)	(552)

	----	----
Net deferred tax liabilities	(406)	(350)
	=====	====

As the companies in the Group are not subject to group taxation and relief, the deferred tax assets and liabilities in the individual companies must be evaluated on a standalone basis. As a result, the consolidated balance sheets reflect deferred tax assets of PLN 25 and PLN 15 and deferred tax liabilities of PLN 431 and PLN 365 as of 31 December 2002 and 31 December 2001, respectively.

Under Polish tax regulations, taxpayers could have reduced the taxable income by the costs of purchasing qualifying fixed assets acquired in a given tax year (investment tax allowance deduction). In addition, the taxable income could have been further reduced in the following year by 50% of the previous year deduction (investment tax allowance bonus). Both the initial deduction and the additional deduction have been subject to limits prescribed in the Corporate Income Tax Act dated 15 February 1992. A deduction not used in a given year due to lower pre-tax profit could not have been carried over into the next year. Resulting from recent changes in income tax law, the above described tax incentives have been only available in year 2002 in relation to the continued investment projects begun before 2001. In all other cases, the investment incentives are no longer available. Investment tax allowance bonus earned can be deducted after the year 2002.

25. Operating leases

Operating lease agreements are mainly in respect of the lease of buildings, computer equipment and vehicles. The lease expenses for the year ended 31 December 2002 and 31 December 2001 were PLN 6 and PLN 15, respectively.

Future minimum lease payments under non-cancellable operating leases as at 31 December 2002 were as follows:

	31 December 2002
2003	5
2004	5
2005	4
2006	2
2007 and thereafter	2

Total minimum lease payments	18
	====

26. Commitments resulting from capital expenditures

As of 31 December 2002, capital and other expenditures amounting to PLN 849 had been committed and authorised under contractual arrangements and PLN 4,398 had been authorised by Management Board and not contracted yet.

a. Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and their other relatives

As at 31 December 2002 there were no borrowings granted by the Company to managing and supervising persons and their relatives.

In the year ended 31 December 2002 members of Management Board, Supervisory Board, their spouses, siblings, descendants and their other relatives have not entered into any significant transactions with the Company.

b. Transactions between the Company and its related parties were conducted on normal commercial terms and were as follows:

	Entities accounted for using equity method
Sales	
year ended 31 December 2002	141
year ended 31 December 2001	122
Purchases	
year ended 31 December 2002	198
year ended 31 December 2001	161
Trade debtors	
31 December 2002	13
31 December 2001	18
Trade creditors	
31 December 2002	36
31 December 2001	20

The above transactions included primarily sales and purchases of petroleum products as well as purchases of maintenance, transportation and other services. The prices used in transaction approximate market levels.

c. Other significant transaction s with related parties.

As described in Note 8, the Company has put option of AWSA shares to Kulczyk Holding S.A. which is a shareholder of the Company (Note 2).

28. Contingencies and risks

The Group entities granted guarantees and sureties. The amounts of such guarantees and other contingent liabilities were PLN 16 (including PLN 1 to the Group entities) and PLN 6 (including PLN 1 to the Group entities) as at 31 December 2002 and 31 December 2001, respectively.

b. Litigation

The following claims or lawsuits may affect the Group:

i. The claim of Enerco - Industrie amounting to PLN 24, which includes the amount of Enerco's share capital called but not paid in (PLN 5) plus interest due (PLN 19)

(ii) The claims of individuals amounting to PLN 23, which includes the amount of fee for an inventive project (PLN 22) and the family member's accident compensation (PLN 1).

The negative outcome of the above is not probable.

a. Tax regulations in Poland

Poland currently has a number of laws related to excise tax, value-added tax, corporate income tax and payroll (social) taxes, together with others, which have been implemented not long ago. Implemented regulations are often unclear or inconsistent. Often, differing opinions regarding legal interpretations exist both among and within government ministers and organisations, creating uncertainties and areas of conflict. Tax settlements, together with other legal compliance areas (for example: customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose severe fines, penalties and interest charges. These facts create tax risks in Poland that are substantially higher than those typically found in countries with more developed systems.

There are no formal procedures in Poland to agree the final level of tax charge for a period. Tax settlements may be a subject of review during the subsequent 5 years. There is a risk that the authorities may have a different opinion from that presented by the entities constituting the Group as to the interpretation of the law which could have significant effect on Group's entities stated tax liabilities.

d) Excise tax – contingent liability of Rafineria Trzebinia S.A. On 9 January 2002 after a tax audit in Rafineria Trzebinia S.A. ("Rafineria Trzebinia"), the Fiscal Control Inspector issued a decision denoting the amount of liabilities concerning excise and VAT tax for the period from June to December 1998 of PLN 55 million and liabilities resulting from penalty interest of PLN 58 million. The decision was subject to an appeal to Fiscal Chamber and a request to suspend the execution of the decision. On 7 February 2002 Fiscal Office in Chrzanow suspended execution of the decision. At the same time the Fiscal Office set pledge on shares constituting financial fixed assets of Rafineria Trzebinia and on plant and equipment owned by Rafineria Trzebinia of total value equal to the tax liability. The right annotation was made in Fiscal Pledge Register. On 12 February 2002 Fiscal Office in Chrzanow submitted to Mortgage Department of Regional Court a request for an annotation on enforced mortgage on real estates owned by Rafineria Trzebinia. On 4 July 2002 Fiscal Office in Krakow waived all decisions, which were subject to an appeal. The case was referred to the first court for further inspection. As of the date of preparation of these financial statements the result of the appeal proceedings in this case is not known.

On 15 November 2002, based on the act on restructuring of some budget receivables from enterprises in Poland, Rafineria Trzebinia applied for the restructuring of budget payables concerning excise duty and VAT for the period from June to December 1998, of total value of PLN 55 million and liabilities resulting from interest charge of total value PLN 58 million. On 30 December 2002 fiscal authorities issued a decision on restructuring conditions, stating the restructuring charge in the amount of PLN 5 million, which was recorded in accruals.

At the date of preparation of these financial statements, a tax audit on similar case in Rafineria Trzebinia in relation to periods from 1999 to 2001 has been in progress and its results are not yet known. In case of sustaining similar qualifications, in the course of further proceeding, a risk of setting additional amount of tax liabilities for the periods form 1999 to 2001 exists. In the Company's management view, considering strong merit background (being base for possible appeal) and obtained legal opinion, likelihood of an unfavourable result of the tax audit is low.

e) Anti-trust proceedings The Company was subject to four anti-trust proceedings.

In two proceedings Office for Protection of Competition and Consumer ("OPCC") issued a decision setting cash penalty. These proceedings concern:

1. Prices of fuels – the Company appealed to Anti-Trust Court against the negative decision of OPCC setting a penalty of PLN 5 million. Anti-Trust Court repealed the decision of OPCC concerning monopolistic practice of PKN ORLEN and therefore the cash penalty was repealed. In 2000 provision of PLN 5 million, set in year 1999,

Company. As of the date of preparation of these financial statements the Supreme Court has not appointed any date for the annulling lawsuit.

2. Methods of setting prices for antifreeze liquid to radiators "Petrygo" and prices for monoethylene glycols – the Company appealed to Anti-Trust Court against the negative decision of OPCC setting penalty of PLN 40 million. On 13 August 2001 the Anti-Trust annulled fully the decision the decision of OPCC, which blame PKN ORLEN of applying monopolistic practice, annulling at the same time cash penalty, in 2001 due to this fact the provision was fully released. OPCC applied on 4 October 2001 to the Supreme Court to annul the verdict. As of the date of preparation of these financial statements the Supreme Court has not appointed any date for the annulling lawsuit.

Until the date of preparation of these financial statements two remaining proceedings have still been pending. These financial statements does not include provisions relating to the above proceedings as in the opinion of the Company's Management charging the Company with these penalties is not probable.

In case of two remaining proceedings mentioned below, ultimate decisions were made in year 2002. The proceedings concerned::

- Practices limiting competition – on 10 October 2001 President of OPCC commenced legal proceedings to command following companies: PKN ORLEN, BP EXPRESS Sp. z o.o., KAPBROL-Bis Sp. z o.o. and Klemens Imiola Firma KI to cease monopolistic practices, limiting competition by concluding agreements concerning prices for fuels on gas stations that belong to these firms in Koszalin. On 31 July 2002 President of OPCC decided, that no practices limiting competition by means of agreements setting the prices for fuel on gas stations by the charged companies took place at the local market of Koszalin.

- Refusal to sale fuels to certain group of customers – the Company appealed to the Supreme Court against the negative verdict of the Anti-trust Court, concerning cessation of monopolistic management practice. On 22 December 1999 Anti-trust Court set the verdict overruling the appeal of the Company, that was subject to cessation. The Supreme Court on 4 July 2002 overruled cessation of the Company, which sustains decision of OPCC from 13 January 1999. That decision urged to stop refusing sales of liquid fuels to certain groups of customers, because of anti-trust character of these actions.

On 7 February 2002 the Supreme Court issued the verdict (published on 12 February 2002) in which it dismissed the annulling request submitted by OPCC and Polish Chamber of Liquid Fuels ("PCLF") concerning the verdict of Anti-Trust Court from 23 June 1999. In the verdict to which OPCC and PCLF submitted annulling request, the Anti-Trust Court dismissed the decision of OPCC from 11 December 1998, issued at the request of PCLF ordering PKN ORLEN to cease practice of selling liquid fuels at the same price in Plock and regional trade offices of PKN ORLEN.

The Court stressed out that although PKN ORLEN dominates on the liquid fuels market and acts on both wholesale and retail market, wholesale prices setting policy does not interfere with anti-trust act.

f) Employees compensation plan On 23 December 2002 an agreement between the Company and trade unions operating within the Company was signed. The goal of this agreement was to regulate the situation of employees in case of introducing restructuring actions in PKN ORLEN. The Company guarantees employment for employees up to final stage of restructuring process (the period is not clearly defined). If the obligation is not fulfilled by the Company, dismissed employees will be paid compensation according to the following rules:

- equivalent of 7 month employee's salary if employment contract is terminated till 31 December 2003;

- equivalent of 4 months employee's salary if employment contract is terminated in the period between 31 December 2003 and 31 December 2005;

- equivalent of 3 months employee's salary if employment contract is terminated after 31 December 2005.

g) Power transfer fee – Zaklad Energetyczny Plock S.A. Under the Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Law No. 1 dated January 15, 2001), the power transfer fee, calculation method has changed according to paragraph 36 of above mentioned decree. PKN ORLEN is in the process of negotiating different power transfer fee settlement with Zaklad Energetyczny Plock S.A. according to paragraph 37 of the Decree. The disputed amount was provided for the amount of the best possible estimate made by PKN ORLEN Management.

h) Tax allowances – investment incentives During the period 1997 – 2002 the Group companies took advantage of the

current deductions equal to PLN 2.009 in respect of investments in qualifying assets. During the period 1997 – 2002 the Group companies have also utilised additional investment tax bonuses relating to these capital investments. These deductions and bonuses have reduced the tax charges of the Group by PLN 468 and PLN 220, respectively, during the period 1997 – 2002 as follows.

Financial Year	**Tax allowance**	**Tax bonus**
1997	168	48
1998	111	63
1999	95	46
2000	62	38
2001	28	12
2002	4	13
	----	----
Total	468	220
	====	====

The above described allowances and bonuses are conditional. The law provides for the loss and reversal of entitlement for all investment allowances if within 3 years, any of the following circumstances arise:

(i) the taxpayer has outstanding tax liabilities exceeding 3% of particular taxes due for specific tax years, in relation to taxes constituting the state budget's income and insurance pension premiums;

in the case of VAT, any outstanding payments may not exceed 3% of output VAT,

(ii) the taxpayer transfers, in any form, the ownership of items that were subject to investment deductions; this does not concern the transfer of ownership resulting from the change of an

entity's legal form or the merger or diversion of companies, performed on the basis of regulations

regarding state-owned companies, the commercialisation and privatisation of state-owned

companies, the Commercial Code and Cooperative Law,

(iii) the legal basis for the treatment of leased fixed assets as a component of the lessee's property

ceases to exist,(iv) the taxpayer is put into liquidation or is declared bankrupt,(v) the taxpayer is reimbursed for investment expenses in any form,Additionally, taxpayer can recognise tax deductions, if defined conditions, including lack of outstanding tax liabilities, are met before any deductions are recognised. If the conditions were not met at the moment in which the tax incentives deductions were recognised, tax authorities may deny a claim to tax allowances.The Act for the amendment of the Corporate Income Tax Act of 20 November 1998 (Journal of Law dated 27 November 1998 with further amendments), stipulates that taxpayers do not lose such a right if they correct their tax returns and settle the outstanding payments with penalty interest due, within the period prescribed by regulations. In this case, the above implications described in point (i) are not applicable.**i) Fixed assets located on land where ownership is disputed**The Group operates and reflected in assets several fuel stations and other properties on which the ownership of the underlying land is unclear. The book value of the fixed assets located on such plots were PLN 29 and PLN 24 as of 31 December 2002 and 31 December 2001, respectively.

.

i) Termination benefits for key Management personnelPKN ORLEN Management Board members, based on their

29. Short-term employee benefits paid to Management Board and Supervisory Board Short-term employee benefits include salaries, annual bonuses and cash equivalent for unutilised holiday.

Short-term employee benefits for the 12 – month period ended 31 December 2002 (in thousand PLN):

Remuneration	For year ended 31 December 2002	For year ended 31 December 2001
Management Board*	11,439	6,730
Supervisory Board	859	755
	----	----
Total	12,298	7,485
	====	====

* including the remuneration of former members of Management Board

Additionally, as at 31 December 2002 the fair value of the rights granted to the former and present Management Board members to purchase Series A convertible bonds was estimated at PLN 5.

30. Employment structure

Average employment by category during years ended 2002 and 2001 was as follows:

Employment structure	For year ended 31 December 2002	For year ended 31 December 2001
Blue collar workers	10,012	10,253
White collar workers	7,798	7,575
	-----	-----
Total	17,810	17,828
	=====	=====

Employment level as of 31 December 2002 and 31 December 2001 totalled 17,818 and 17,582 persons, respectively.

31. Post balance sheet events

a) Joint venture company PKN ORLEN - BASELL

On 1 March 2003 Poliolefiny Polska Sp. z o.o. located in Plock ("Polyolefin") commenced its business operations. The objective of the company is to run a join venture between PKN ORLEN and Basell Europe Holdings B.V. ("BEH") focused on construction of new polyolefin production plants and distribution.

The share capital of Polyolefin will equal to PLN 907,398 thousand represented by 1,814,796 shares of par value PLN

500 each. PKN ORLEN in exchange for its organized part of business (Polymers' Block) contributed in-kind will acquire 50% in share capital of Polyolefin. The remaining 50% of shares will be acquired by BEH in exchange for contributed cash, which will be designated for the purchase of intangible assets (technological licenses and rights) from BEH or entities related to BEH. Until the date of the preparation of these financial statements the contributions in kind were made although the shares were not registered.

A group of international banks is committed to provide financial resources to Polyolefin in form of two loans. In order to obtain the financing the terms of relevant loan arrangements must be agreed until 31 May 2003.

b) Long term investments in Germany

On 28 February 2003 the Company acquired a chain of 494 retail stations in Germany (323 stations under the name BP or Aral and 171 stations under the name Eggert – company previously acquired by ARAL). The initial price paid for amounted to EURO 100,900 thousand.

On 27 February 2003 EURO 90,000 thousand Bridging Guarantee Facility and EURO 25,000 thousand Bridging Revolving Credit Facility Agreement was executed. The parties to the Agreement are: the Company as guarantor, the company incorporated under German law controlled by the PKN ORLEN under the name Einhundertzweiundreissigste Vermoegensverwaltungsgesellschaft mbH (EV mbH) as borrower, and Bank Austria Creditanstalt AG as creditor. In the Agreement the bank agreed, subject to satisfaction of certain conditions precedent set forth in the Agreement, to grant bridging financing to EV mbH in the form of the guarantees and in the form of revolving credit. The financing will be used for the purpose of the working capital of the borrower.

The bank's receivables for repayment of the financing will be secured in particular by the guarantee granted by the Company. The liability of the Company to the Bank under the Company's Guarantee is limited to EURO 57,500 thousand. Additionally, the Agreement provides that other security interests will be established in favor of the Bank upon shares and/or assets of certain companies in Germany.

As at the date of the preparation of these financial statements, the disclosure of information required by IAS 22 is impracticable, because the final settlement of the transaction was not yet concluded and the Company is still in the process of assessment of fair value of acquired assets and liabilities.

32. Transformation for IFRS purposes

The Group companies maintain their accounts in accordance with the accounting principles and practices employed by enterprises in Poland as is required by the Amended Accounting Act. The financial statements set out above reflect certain adjustments not reflected in the companies statutory books to present these financial statements in accordance with IFRS, except for non-compliance with IAS 29 "Financial Reporting in Hyperinflationary Economies" as specified in Note 3.

The adjustments to the consolidated financial statements prepared under Polish Accounting Standards ("PAS") are set out below:

	Net profit for the year ended	
	31 December 2002	31 December 2001
PAS basis consolidated [1]	479	366
Distributions from profit	-	(3)
Borrowing costs capitalisation, less depreciation	(25)	62
Amortisation of CPN goodwill	(11)	(11)
IFRS treatment of negative goodwill	8	(17)

Deferred tax on the above	(17)	(10)
Other	(13)	(11)
	----	----
IFRS Consolidated	421	376
	====	====

	Net assets	
	31 December 2002	**31 December 2001**
PAS basis consolidated [1)]	7,927	7,501
Borrowing costs capitalisation less depreciation	526	551
Goodwill on CPN, net	72	83
IFRS treatment of negative goodwill	(71)	(79)
Deferred tax on the above	(140)	(123)
Other	15	25
	------	------
IFRS Consolidated	8,329	7,958
	======	======

[1)] following changes in PAS introduced by the amended Accounting Act effective 1 January 2002, the PAS figures for the year ended 31 December 2002 were prepared under the new PAS rules; the comparative data for the year ended 31 December 2001 has been restated using the new PAS rules and differ from previously published

(a) Distribution from profit

According to Polish business practice shareholders of the Company have the right to distribute the profit for the employees benefits, i.e. for bonus payment or for the Company's social fund. Such distributions are presented in statutory financial statements, similarly to dividend payments, through the change in capital. In the financial statements prepared in accordance with IFRS such payments are charged to operating costs of the year, that the distribution concerns.

(b) Capitalisation of borrowing costs

In accordance with PAS, borrowing costs are written off to the income statement as incurred net of the amount capitalised related to borrowings for specific capital projects. Borrowing costs incurred on general borrowings are always expensed as incurred. Borrowing costs are capitalised as a part of the costs of the relevant fixed assets up to the date of commissioning and written off to the income statement over the period in which the assets is depreciated.

In these financial statements borrowing costs are subject to capitalisation in accordance with allowed alternative treatment of IAS 23 "Borrowing costs" presented in Note 4(i).

(c) Goodwill on shares purchased from former CPN employees

As discussed in Note 2b, the acquisition of CPN's employee shares was recorded for IFRS purposes under the acquisition method of accounting. As a result the Company recognised goodwill of PLN 107 on the acquisition of the 19.43% CPN shares held by the employees.

For PAS, the acquisition of CPN, including the acquisition of the minority shares was pushed back to the earliest financial statements presented under pooling of interests' method.

(d) IFRS treatment of negative goodwill

According to PAS, before the amended Accounting Act came into force, the Company released negative goodwill to income during two to five years period subsequent to acquisition. In the IFRS financial statements negative goodwill is recognised in a manner presented in Note 4(c).

(e) Deferred tax effects

Adjustments related to above mentioned differences between PAS and IFRS are basis for deferred tax calculation.

(f) IFRS treatment of revenues

In accordance with PAS, the Company and certain of its subsidiaries included excise tax charged on the oil product manufactured in their revenues and selling expenses.

For the purpose of these consolidated financial statements prepared under IFRS revenues and selling expenses had been presented net of excise tax of PLN 9,426 and PLN 8,841 for the years ended 31 December 2002 and 31 December 2001, respectively.

33. Other

The consolidated financial statements have been authorised by Company's Management Board at premises of the Company, on April 14, 2003.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

President – Zbigniew Wrobel

Vice President – Jacek Strzelecki

Vice President – Slawomir Golonka

Vice President – Janusz Wisniewski

Vice President – Andrzej Macenowicz

END








Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	List of shareholders
Released	15:48 25 Apr 2003
Number	4062K

Current Report 29/2003 dated April 25, 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby discloses the list of shareholders who had a right to exercise at least 5% of total votes at the Extraordinary General Meeting of Shareholders of PKN ORLEN which was originally called on April 17, 2003.

No	Shareholder	Number of shares owned	Type of shares	Number of votes	Votes (%
	THE BANK OF NEW YORK 101 Barclay Street New York, N.Y. 10286, USA	50 834 706	bearer	50 834 706	17,62%
	COMMERCIAL UNION OFE BPH CU WBK Al. Jana Pawla II 23 00-854 Warszawa	19 000 000	bearer	19 000 000	6,59%
	ING NATIONALE-NEDERLANDEN POLSKA OFE Ul. Ludna 2 00-406 Warszawa	14 500 000	bearer	14 500 000	5,03%
	NAFTA POLSKA Spolka Akcyjna UL. JASNA 12 00-013 WARSZAWA	74 076 299	bearer	74 076 299	25,68%
	SKARB PANSTWA Reprezentowany przez Ministra Skarbu Panstwa UL. KRUCZA 36 / WSPOLNA 6 00-522 WARSZAWA	43 633 897	bearer	43 633 897	15,13%

About PKN ORLEN

Polski Koncern Naftowy ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and

Full Text Announcement




Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Change of publication date 1Q
Released	07:00 6 May 2003
Number	7163K

Current Report No 30/2003 dated 5th May 2003

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that it is moving publication of its consolidated financial statement for 1Q 2003 from 15th May 2003, as originally planned, to 13th May 2003.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END








Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	License for the trading
Released	07:25 8 May 2003
Number	8346K

Current Report No 31/2003 dated 8th May 2003

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that on 30 April 2003 the President of The Energy Regulatory Authority of Poland, under decision no OPG/88/554/W/2/2003/MJ, gave PKN ORLEN a license for the trading (sale and purchase) of gas fuel for the period from 2 June 2003 until 2 June 2013.
PKN ORLEN will, therefore, expand the scope of its activities in respect of the sale/purchase of natural gas in Poland and the joint supply of gas fuels to the companies of Capital Group.
Through these activities, PKN ORLEN will optimise its gas purchasing costs, leading to considerable cost savings in the coming years.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END









Full Text Announcement

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	IFRS 1Q 2003 (1)
Released	10:09 13 May 2003
Number	0110L

Current report No 32/2003 dated 13th May 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces 1Q 03 condensed consolidated financial statement under IFRS

REVIEW REPORT TO

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

We have reviewed the accompanying condensed consolidated financial statements of Polski Koncern Naftowy ORLEN S.A. (the "Company") for the 3 month periods ended 31 March 2003. These condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these condensed consolidated financial statements based on our review.

We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on accompanying consolidated condensed financial data.

International Accounting Standard No. 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29) requires that the carrying amounts of assets and liabilities reported in a period of hyperinflation should be expressed in the measuring unit current at the end of the hyperinflationary period and constitute the basis for the carrying amounts in the subsequent financial statements. The Polish economy was hyperinflationary until the end of 1996 and ceased to be hyperinflationary in 1997. The Company last revalued its fixed assets as of 1 January 1995 to reflect the effects of inflation, in general by applying price indices determined by the Central Statistical Office for individual groups of assets. This revaluation was not performed in accordance with the provisions of IAS 29 since the Company did not use a general price index and did not subsequently revalue its fixed assets as of 31 December 1996. As a result, the cumulative balances of property, plant and equipment, which existed prior to 31 December 1996, have not been expressed in the measuring unit current at the end of 1996. The Company also did not apply International Accounting Standard No 16 "Fixed assets" requiring that the revalued amount of fixed assets approximate their fair value as at the date of revaluation.

Based on our review, except for the matter referred to in the paragraph above, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements are not presented fairly, in all material respects, in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

Without further qualifying our report, we draw attention to the following:

The effect of purchase of the long-term investment in Germany is presented in Note 3.2 to the attached consolidated condensed financial statements. As described in the above-mentioned note, as a result of the final settlement of the transaction the purchase price, value of purchased assets and liabilities as well as the goodwill/ negative goodwill may change.

We also reported separately on the condensed consolidated financial statements of the Company for 3 month period ended 31 March 2003 prepared in accordance with Polish Accounting Standards ("PAS"). The significant differences between PAS and International Financial Reporting Standards as far as they concern condensed consolidated financial statements referred to are summarized in Note 3.10 of the accompanying condensed consolidated financial statements.

Warsaw, Poland

12 May 2003

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

FOR 3 MONTH PERIODS ENDED

31 MARCH 2003 AND 31 MARCH 2002
PREPARED IN ACCORDANCE WITH

INTERNATIONAL FINANCIAL REPORTING STANDARDS

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED CONDENSED BALANCE SHEETS

as of 31 March 2003 and 31 December 2002

		31 March 2003	31 December 2002
		(unaudited)	
		(in PLN million)	
ASSETS			
Non-current assets			
Property, plant and equipment		9,510	9,089
Negative goodwill		(226)	(222)
Intangible assets		125	107
Financial assets		609	601
Investments accounted for using equity method		551	199
Deferred tax assets		24	25

Other non-current assets		14	15
		-------	-------
Total non-current assets		**10,607**	**9,814**
		-------	-------
Current assets			
Inventories		3,260	2,868
Trade and other receivables		2,665	2,080
Income tax receivables		8	32
Short-term investments		49	44
Deferred costs		74	57
Cash and cash equivalents		661	178
		-------	-------
Total current assets		**6,717**	**5,259**
		-------	-------
Total assets		**17,324**	**15,073**
		=======	=======
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity			
Common stock		525	525
Capital reserve		1,174	1,174
Revaluation reserve		854	859
Foreign currency translation		25	-
Retained earnings		6,126	5,771
		-------	-------
Total shareholders' equity		**8,704**	**8,329**
		-------	-------
Minority interests		**417**	**412**
Non-current liabilities			
Interest bearing borrowings		539	402
Provisions		562	576
Deferred tax liabilities		441	431
		-------	-------

Total non-current liabilities		**1,542**	**1,409**
		-------	-------
Current liabilities			
Trade and other payables and accrued expenses		3,378	2,747
Income tax liabilities		52	-
Interest bearing borrowings		3,215	2,161
Deferred income		16	15
		-------	-------
Total current liabilities		***6,661***	***4,923***
		-------	-------
Total liabilities and shareholders' equity		**17,324**	**15,073**
		=======	=======

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED CONDENSED INCOME STATEMENTS
for the 3 month periods ended 31March 2003 and 31March 2002

		For 3 months ended	**For 3 months ended**
		31 March 2003	**31 March 2002**
		(unaudited)	**(unaudited)**
		(in PLN million)	
Revenue		**4,962**	**3,502**
Cost of sales		(3,793)	(2,738)
		-------	-------
Gross profit		**1,169**	**764**
		-------	-------
Other operating income		188	58
Distribution costs		(455)	(376)

Administrative expenses		(209)	(201)
Other operating expenses		(103)	(66)
		-------	-------
Profit from operations		**590**	**179**
		-------	-------
Financial income		76	10
Financial expenses		(163)	(85)
Income from investments accounted for using equity method		10	2
		-------	-------
Profit before income tax and minority interests		**513**	**106**
		-------	-------
Income tax		(152)	(28)
		-------	-------
Profit after tax		**361**	**78**
		-------	-------
Minority interests		(6)	(12)
		-------	-------
Net profit		**355**	**66**
		=======	======
Basic earnings per share for the period **(in zloty per share)**		**0.84**	**0.16**

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED CONDENSED CASH FLOW STATEMENTS
for the 3 month periods ended 31March 2003 and 31March 2002

	For 3 months ended	For 3 months ended
	31 March 2003	**31 March 2002**
	(unaudited)	**(unaudited)**
	(PLN million)	

Cash flows from operating activities		
Net profit for the period	355	66
Adjustments for:		
Minority interests	6	12
Net income from investments accounted for under equity method	(10)	(2)
Depreciation and amortisation	303	288
Interest and dividend charges, net	(14)	33
Income tax on current period profit	152	28
(Gain) on investing activities	-	(5)
(Increase) in receivables	(366)	(59)
(Increase) in inventories	(358)	(164)
Increase in accrued expenses and payables	290	245
(Decrease) in provisions	(13)	(45)
Other adjustments	(23)	(36)
	------	-------
Net income tax paid	(66)	(24)
	-------	-------
Net cash flows from operating activities	**256**	**337**
	--------	--------
Cash flows from investing activities		
Acquisition of property, plant and equipment and intangible assets	(233)	(314)
Proceeds from sales of property, plant and equipment	4	-
Proceeds from sales of available for sale investments	2	12
Acquisition of available for sale investments	(22)	-
Acquisition of business in Germany, net of cash acquired	(419)	-
Acquisition of short-term securities	(13)	(56)
Proceeds from sales of short-term securities	8	50
Dividends and interest received	1	-
Other	(1)	15

	--------	--------
Net cash flows used in investing activities	**(673)**	**(293)**
	--------	--------
Cash flows from financing activities		
Proceeds from long-term and short-term loans and other borrowings	1,542	667
Repayment of long-term and short-term loans and other borrowings	(609)	(650)
Interest paid	(32)	(57)
Other	(1)	(1)
	------	------
Net cash flows gained (used) in financing activities	**900**	**(41)**
	--------	--------
Net increase/(decrease) in cash and cash equivalents	**483**	**3**
	--------	--------
Cash and cash equivalents at beginning of year	**178**	**203**
	--------	--------
Cash and cash equivalents at end of year	**661**	**206**
	========	========

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the 3 month periods ended 31March 2003 and 31March 2002

(PLN million)

	Common stock	**Capital reserve**	**Revaluation reserve**	**Retained earnings**	**Total shareholders' equity**
1 January 2002	**525**	**1,174**	**859**	**5,400**	**7,958**
	------	------	---------	------	---------
Net profit	-	-	-	66	66

	------	------	---------	------	---------
31 March 2002	**525**	**1,174**	**859**	**5,466**	**8,024**
(unaudited)	------	------	---------	------	---------

	Common stock	Capital reserve	Revaluation reserve	Foreign currency translation	Retained earnings	Total shareholders' equity
1 January 2003	**525**	**1,174**	**859**	**-**	**5,771**	**8,329**
	------	------	------	------	------	---------
Foreign exchange gain/loss on consolidation	-	-	-	25	-	25
Net profit	-	-	-	-	355	355
Hedge accounting-cash flow hedges	-	-	(5)	-	-	(5)
	------	------	-------	------	------	---------
31 March 2003	**525**	**1,174**	**854**	**25**	**6,126**	**8,704**
(unaudited)	------	------	-------	------	------	---------

1. Principal activities

The principal company of the capital group of Polski Koncern Naftowy ORLEN (further referred to as the "Group") is Polski Koncern Naftowy ORLEN S.A. (further referred to as the "Company" or "PKN ORLEN") located in Plock, Poland at Chemikow 7. PKN ORLEN was established in 1993 as a State Treasury owned joint stock company Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. Effective from 20 May 1999 the Company changed its name to Polski Koncern Naftowy S.A. Effective from 12 April 2000 the Company changed its name to Polski Koncern Naftowy ORLEN S.A.

The Company is engaged in processing of crude oil into a broad range of petroleum products and petrochemicals and in transportation, wholesale and retail distribution of such products. The other companies in the Group operate primarily in related downstream activities including production and distribution of oil and chemical products.

2. Basis of presentation

The Company applied for these consolidated condensed financial statements International Financial Reporting Standards (IFRS) effective for respective accounting periods except for accounting for hyperinflation under International Accounting Standard No 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29) and revaluation of fixed assets under International Accounting Standard No 16 "Fixed assets" (IAS 16). The measurement and the reporting currency of these consolidated condensed financial statements is Polish Zloty ("PLN").

Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with IFRS have been condensed or omitted pursuant to International Accounting Standard No 34, "Interim Financial Reporting" (IAS 34). The accompanying consolidated condensed financial statements reflect all adjustments, except for adjustments required by IAS 29 and by IAS 16, of a recurring nature which are

periods ended on 31 March 2003 and 31 March 2002 and the Company's consolidated financial position as of 31 March 2003 and as of 31 December 2002. The accompanying consolidated condensed financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year 2002. The interim financial results are not necessarily indicative of the results of the full year.

3. Selected explanatory notes

3.1. Accounting policies

The Company followed the same accounting policies and methods of computation in these consolidated condensed financial statements as compared with the consolidated financial statements prepared in accordance with IFRS for the year 2002.

3.2. Unusual items affecting the amounts presented in these financial statements

a. Joint Venture PKN ORLEN- BASELL

On 28th February 2003, Stakeholder's Meeting of Poliolefiny Polska Sp. z o.o. *joint venture* authorized the increase of the share capital to PLN 907 million. PKN ORLEN in exchange for its organized part of business contributed in-kind (assets and liabilities related to production and sales of polyolefin) acquired 50% shares in increased share capital of Polyolefin Polska Sp. z o.o. The remaining 50% acquired Basell Europe Holding B.V. ("BEH") in exchange for contributed cash. Until the date of preparation of this financial statements the capital increase has not been registered.

In consolidated condensed financial statements since 1 March 2003, Poliolefiny Polska Sp. z o. o. is accounted for under the equity method, and therefore 50% of the company's net profit adjusted by profits related to 50% of net assets of the company arisen on the transaction of contribution in kind and current mutual transactions.

The Group recognized a gain form the above transaction amounting to PLN 82 million, net of deferred tax. The gain is presented in other operating income in the amount of PLN 112. As at the transaction date, the investment was recorded at cost of PLN 342 million and equity accounting has been applied.

b. Long term investments in Germany

On 28 February 2003 the Company acquired a chain of 494 retail stations in Germany (323 stations under the name BP or Aral and 171 stations under the name Eggert – company previously acquired by ARAL). The business activity in Germany is realized through 6 subsidiaries direct or indirect controlled in 100% by PKN ORLEN.

The transaction has been accounted under purchase method as presented below:

Purchase price paid by PKN ORLEN S.A.	440
Negative goodwill	(10)

In 1Q 2003 PKN ORLEN consolidated its activity in Germany under the purchase method, since the purchase date being 1 March 2003. According to the purchase agreement, the final settlement of the transaction related to the process of assessment of fair value of acquired assets and liabilities will be concluded till 31 May 2003, and the purchase price will be updated.

As the result of the above, the purchase price, value of purchased assets and liabilities as well as the goodwill/ negative goodwill may change.

Until the date of the preparation of these quarterly financial statements, the increase of share capital in companies: Einhundertzweiundreissigste Vermoegensverwaltungsgesellschaft mbH and in Einhundertdreiunddreissigste Vermoegensverwaltungsgesellschaft mbH, which aim is to acquire gas stations in Germany, was not registered.

c. Polkomtel dividend pay out

Under the resolution of the General Shareholders Meeting of Polkomtel S.A. which took place on 31 March 2003, the dividend pay out to the shareholders from the profit of 2002 was authorised. As the Company owns 19.61% stake in Polkomtel S.A. share capital (4,019,780 shares), and it recognized a dividend income equal to PLN 47 million.

3.3. Dividends

During 1 Q 2003 the Company has not paid any dividends. The Management Board of the Company has proposed a dividend from net profit for 2002 in the amount of PLN 0,09 per share. The decision regarding payment of such dividend will be voted at the Shareholders Meeting.

3.4. Interest bearing borrowings

		31 March	31 December
		2003	2002
		(unaudited)	
Bank loans		3,077	2,152
Other loans and credits		76	71
Short-terms bonds		601	340
		------	------
Total		3,754	2,563
including:			
short-term portion		(3,215)	(2,161)
		------	------
long-term portion		539	402
		------	------

Total interest bearing borrowings utilized by the Company increased by net PLN 1,191 million in the 3 month period ended 31 March 2003. This is a result primarily of increase in short-terms bonds by PLN 261 million, consolidation of German business with liabilities of PLN 145 million, incurred new consortial bank loans in the amount of EUR 75 million and new bank loans of PLN 325 million incurred in Bank Handlowy w Warszawie S.A. (PLN 45 million), BPH PBK S.A. (PLN 100 million), Pekao S.A. (PLN 100 million), Pekao BP S.A (PLN 80 million) as well as repayment of bank loan denominated in Polish zloty, incurred in PKO BP S.A (PLN 100 million).

Segment	Refining and Marketing		Chemicals		Other operations	
	For 3 month period ended 31 March 2003	For 3 month period ended 31 March 2002	For 3 month period ended 31 March 2003	For 3 month period ended 31 March 2002	For 3 month period ended 31 March 2003	Fo m pe en : Ma 2(
External sales	3,953	2,788	882	616	127	
Inter-segment sales	917	492	375	308	274	
Total revenue	4,870	3,280	1,257	924	401	
Result						
Segment result	473	200	210	41	20	
Unallocated corporate expenses						
Profit from operations						
Financial income						
Financial expenses						
Share in profit of subordinated entities accounted for using the equity method	8	-	-	-	2	
Profit before income tax						
Income taxes						
Minority interests						
Net profit						

Segment:	Refining and Marketing		Chemicals		O
	For 3 month period ended 31 March 2003	For 3 month period ended 31 March 2002	For 3 month period ended 31 March 2003	For 3 month period ended 31 March 2002	For 3 m peri end 31 Ma 200
Property, plant, equipment and intangible assets expenditure	134	149	62	28	
Property, plant, equipment and intangible assets expenditure unallocated to segments					
Total property, plant, equipment and intangible assets expenditure					

Segment depreciation		193		175		64		49		
Unallocated assets depreciation										
Total depreciation										
Non-cash expenses other than depreciation		66		24		6		4		

Geographical segments

As a result of acquisition of financial assets in Germany, beginning 1 March 2003, the Group operates in Poland and in Germany. The following table shows the distribution of the Group's consolidated sales by geographical market segmental reporting for business segments for 3 month periods ended 31 March 2003 and 31 March 2002.

Segment:	**Refining and Marketing**		**Chemicals**		**C**
	For 3 month period ended 31 March 2003	**For 3 month period ended 31 March 2002**	**For 3 month period ended 31 March 2003**	**For 3 month period ended 31 March 2002**	**For 3 r per end 31 M 20**
Export sales	153	95	230	165	
Domestic sales	3,157	2,693	652	451	
Sales in Germany	643	-	-	-	
Total external revenue	3,953	2,788	882	616	

3.6. Basic and diluted earnings per share

Basic earnings per share (PLN)	For the 3 months period ended	For the 3 months period ended
	31 March 2003	31 March 2002
Weighted average common stock outstanding	420,177,137	420,177,137
For the period per share (PLN)	0.84	0.16

There is no difference between the basic and diluted earnings per share.

3.7. Changes in contingent liabilities and risks after 31 December 2002

Description of contingent liabilities and risks has been presented in consolidated financial statements for the year ended 31 December 2002. No significant changes of contingent liabilities and risks have occurred since the day of preparation of the consolidated financial statements for year ended 31 December 2002.

There were no subsequent events after 31 March 2003 having material influence on the consolidated condensed financial statements.

3.9. Operating costs

	3 months ended	3 months ended
	31 March 2003	31 March 2002
	(unaudited)	(unaudited)
Raw materials and energy	2,766	2,139
Cost of goods bought for resale*	893	270
External services	357	293
Payroll and benefits (staff costs)	246	238
Depreciation and amortisation	310	274
Taxes and charges	89	86
Other	138	166
	------	------
	4,799	3,466
Adjusted by:		
Change in inventories, deferred and accrued costs	(213)	(83)
Internal costs capitalised	(26)	(2)
	------	------
Operating costs	4,560	3,381
	=======	=======

*The increase in cost of goods bought for resale in 1 Q 2003 results form acquisition of business in Germany, which sales goods for resale.

3.10. Transformation for International Financial Reporting Standards purposes

The adjustments to the consolidated condensed financial statements prepared under Polish Accounting Standards (PAS) are set out below:

	Net profit for 3 months	Net profit for 3 months

	ended 31 March 2003	ended 31 March 2002
	(unaudited)	(unaudited)
PAS basis consolidated	367	69
Borrowing costs capitalisation, net of depreciation	(10)	10
Amortisation of CPN goodwill	(3)	(3)
IFRS treatment of negative goodwill	4	2
Deferred tax on above	1	(2)
Other	(4)	(10)
	-------	-------
IFRS consolidated	355	66
	=======	=======

	Net assets as of	
	31 March 2003	31 December 2002
	(unaudited)	
PAS basis consolidated	8,314	7,927
Borrowing costs capitalisation, net of depreciation	516	526
CPN goodwill, net of amortisation	69	72
IFRS treatment of negative goodwill	(67)	(71)
Deferred tax on above	(139)	(140)
Other	11	15
	-------	-------
IFRS consolidated	8,704	8,329
	=======	=======

3.11. Other

Company, on 12 May 2003.

Signatures of the Members of the Management Board

President - Zbigniew Wrobel

Vice President – Jacek Strzelecki

Vice President – Slawomir Golonka

Vice President – Janusz Wisniewski

Vice President – Andrzej Macenowicz

END









Full Text Announcement





Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	IFRS 1Q 2003 (2)
Released	10:09 13 May 2003
Number	0113L

Financial Highlights

PKN ORLEN Group	Q1 2002		Q1 2003		% change	
Results according to IFRS	**PLN m**	**USD m[1]**	**PLN m**	**USD m[1]**	**PLN m**	**USD m**
Sales revenue	3,502	849	4,962	1,272	41.7%	49.8%
EBITDA[2]	453	110	900	231	98.7%	110.0%
Operating profit/(loss)	179	43	590	151	229.6%	251.2%
Financial expenses	85	21	163	42	91.8%	100.0%
Net profit (loss)	66	16	355	91	437.9%	468.8%
Net profit (loss) according to LIFO method	23	6	205	53	791.3%	783.3%
Operating cash flow	337	82	256	66	-24.0%	-19.5%

1. The following average exchange rates were used for the conversion of the amounts denominated in USD: Q1 2002 – 4.1269 PLN/USD; Q1 2003 – *3.9017* 4.00 PLN/USD.

2. EBITDA = OPERATING PROFIT + DEPRECIATION/AMORTISATION

- **Increase in prices and cracking margins on fuels and petrochemicals as a result of war in Iraq.**

- **Refining (Production + Wholesale):** Q1 2003 saw a significant increase in segment's performance, which grew by 194.1% in comparison with Q1 2002; the increase was attributable principally to the higher quotations of fuel prices and a sustained uptrend in the refining margins.

- **Refining (Retail):** The loss of PLN 24m recorded in Q1 2003 results mainly from the increase in costs of PKN ORLEN (rebranding costs grew by PLN 14m, costs of materials and energy increased by PLN 8m, and costs of contracted services rose by PLN 6m).

- **Petrochemicals:** Robust improvement in the financial result of Q1 2003 by PLN 169m, attributable to the strong demand for petrochemicals (increase in cracking margins on polyethylene and polypropylene by 187.8% and 60.2%, respectively) and the disclosure of a difference in the valuation of a contribution in-kind (PLN 112m). Increase in sales recorded, both in terms of quantity and quality, by 43.2% and 6.6%, respectively.

- **Other Activities:** Increase in revenue of 8.4% and concurrent increase in the segment's costs of 2.7% had a positive impact on the financial result, which reached PLN 20m in Q1 2003 versus a loss of PLN 1m in Q1 2002.

- **Inland Premium:** Q1 2003 saw a PLN 114m (or 58.2%) decrease in the inland premium in relation to Q1 2002 as a result of fuel prices remaining below the import parity.

- **Profit on Sales:** Strong 53% increase in Q1 2003 in relation to Q1 2002, attributable mainly to the higher cracking margins on fuels and petrochemicals and positive effects of the cost saving programmes implemented in the area of variable costs.

- **Net Profit:** PLN 355m, that is up by PLN 289 relative to Q1 2003, mainly as a result of positive macroeconomic

relations and the disclosure of difference in the valuation of a contribution in-kind and the dividend received from Polkomtel SA.

- **Net Operating Cash Flow:** Down in relation to Q1 2002, mainly as a result of the higher commitment of funds to the working capital (stocks, accounts receivable).

- **CAPEX:** Expenditure increased by 5.5% as a result of higher expenditure in Petrochemicals.

Jacek Strzelecki, Vice-President of the Board & CFO: *PKN ORLEN's sales in 1Q 2003 are a result of the market's sensitivity on fuel prices and growing competition. The slowdown in market demand for fuel stimulated changes in our sales strategy and an optimisation of our corporate policy related to our financial results. The aggressive pricing policy of our competitors at a time of high refinery margins was the crucial factor affecting the financial result. Bearing in mind market conditions and global environment, i.e. the general slowdown of the global economy, PKN ORLEN has commenced initiatives aimed at the improvement of operating profit. These improvements should help to offset the income and value gap compared to our sector peers. In order to maintain our current position in the domestic market and expand into Central European markets we have implemented a complex efficiency improvement programme covering the Company's entire cost base.*

As a result of decisions taken at the beginning of January, the Management Board decided to implement its "Complex Cost Cutting Programme". The first, preparatory stage, was the identification and evaluation of the potential for cost efficiencies and the preparation of a detailed programme concept. The work on generating detailed, bottom-up initiatives across the Company began in May. The next step will be to prioritise cost cutting programmes in Company units and working out schedules and deadlines. The potential scale of the cost cutting programme will be announced at June's Ordinary General Meeting of Shareholders. At the beginning of July we shall present detailed plans to investors. The second stage of the Programme will begin in July and will consist of the implementation of the initiatives and monitoring of the results. The entire process will last for approximately two years. As a result, operating costs in all segments (production, logistics, wholesale, retail, overhead costs) should be significantly reduced. The best results are expected in the production and sales segment as well as in raw material procurement. In 2003 we therefore look forward to achieving a better financial result, limiting demand for working capital, creation of a "cost culture", i.e. development of a corporate culture of on-going cost optimisation. The full effect of the Programme will be felt in 2005.

PKN ORLEN is a company whose main aim is to create and grow value for shareholders. We are therefore determined to close the profitability gap which appeared between us and our peers' profitability in the shortest possible time. Improved sales efficiencies and the cost cutting programmes are PKN ORLEN's response to the performance of sector peers and are targeted at meeting the demands and expectations of investors and shareholders."

Janusz Wiœniewski, Vice-President of the Board, Development and Production Director: *In Q1 2003, a joint-venture company established by PKN ORLEN and Basell Europe Holdings N.V. to carry out a joint project involving production, sales and marketing of plastics launched production. An organised part of an enterprise in the form of the Polyethylene and Polypropylene Units was separated from PKN ORLEN and contributed to the new company. PKN ORLEN secures the supplies of monomers (ethylene and propylene) as the feedstock for polymer production, and the necessary energy media used in the production process. In addition, a significant part of the services required for day-to-day operation of the joint venture is also performed by PKN ORLEN's organisational units or the Capital Group companies. The company has already commenced preparations to the implementation of the investment project involving extension of the existing production capacity. Completing construction of new installations, and thus entering the stage of substantial increase in the output and sales and changes in the range of offered products will take place in 2005.*

New, stricter quality standards for engine fuels have been introduced as of the beginning of 2003. PKN ORLEN, as a quality leader, has adjusted its offering to the new requirements. In response to the customers' expectations, we launched production of gasolines and diesel oils complying with both domestic and EU standards. The diesel oils which are currently produced exceed the quality requirements of the Polish and EU standards. They also meet the requirements set by the European Union for the year 2005.

ORLEN Capital Group has continuously increased its share of the domestic lubricant and motor oils market, which in 1Q 2003 rose by 36% (2pp increase) and 31% (1pp increase) respectively compared to the same period of the previous year.

During the first three months of the year, the Company had to deal with the unusual situation caused by the war in Iraq. The upward trend in oil prices and the volatility in the market prices and margins on fuels determined to a large extent the actions undertaken by the Company aimed at maintaining stability of its operations. The impact of the macroeconomic factors on the financial and production situation of PKN ORLEN is significant, therefore we expect that the downward trend in oil and fuel prices, which has already begun, will also be reflected in the day-to-day operations and results of the Company in the subsequent periods of this year.

In Q1 2003, PKN ORLEN, due to highly integrated production capabilities and vast capacity of the desulphurisation

content) Ural crude oil, the Company managed to increase processing efficiency, achieving the white product yield of 82.6%, which represents an increase of 1.2% percentage points relative to Q1 2002. Responding to the market's needs, we transformed higher processing yields into higher production of petrochemicals.

Skilful policies aimed at reducing operating costs will be of crucial importance for PKN ORLEN's future position as a leader on the fuels market in Central and Eastern Europe. One of the important projects in this area is optimisation of overhaul and maintenance expenses with a concurrent increase in the availability of the production installations. The Company initiated cooperation in this area with Shell Global Solutions, a renowned industry consultant, by launching the MERIT programme last year. This project, as a result of optimisation of the overhaul work, will by 2005 bring savings to the order of PLN 100m. The execution of this programme has entered its crucial stage. In the first quarter of 2003 we already achieved a 10% reduction in overhaul costs in relation to the corresponding period of the previous year.

Considering the future quality requirements introduced by virtue of the relevant EU directive relating to sulphur content in gasolines at the level of 10 ppm, we have already taken appropriate development and investment work. The activities conducted in the first quarter of 2003 allowed the Company to finalise the contract for purchase of the technology and the basic design for the Cracking Gasoline Desulphurisation Unit, which will facilitate full adjustment of our production operations to the future quality requirements.

Financials by Area of Activity

Market Overview

In the first quarter of 2003, average market price of Brent oil stood at USD 31.52/bbl having gone up by USD 10.41/bbl (49.3%) in relation to the analogous period of the previous year. During the first three months of 2003, average market price for gasoline amounted to USD 320.02/tonne (a 60.9% increase over Q1 2002). In the same period, a rise was also recorded in the diesel oil and Ekoterm market prices, to the level of USD 324.59/bbl and 301.18/bbl (or by 71.6% and 71.1%, respectively). With regard to margins, the quotations in the first quarter of 2003 were characterised by significant increase in both the gasoline margins as well as diesel oil and light heating oil margins (increase of 107.4%, 190.8% and 279.3%, respectively, relative to Q1 2002). In the petrochemicals segment, in Q1 2003 both market prices of and cracking margins on polyethylene and polypropylene increased. Quoted prices for these products rose by 57.8% and 59.6%, respectively, and margins by 187.8% and 60.2%, respectively. There was a sharp increase in the level of refining margins as calculated based on Brent prices quoted in Western Europe (PVM report), from USD 0.42/bbl in Q1 2002 to USD 4.75/bbl in Q1 2003. The U.S. dollar weakened further against the Polish currency by 5.6% (from PLN 4.13/USD 1 in Q1 2002 to PLN 3.90/USD 1 in Q1 2003), while the euro strengthened by 15.8% (rise in the average exchange rate from PLN 3.6181/EUR 1 in Q1 2002 to PLN 4.1881/EUR 1 in Q1 2003).

Refining (Production + Wholesale)

Refining (Production + Wholesale)	**Q1 2002**		**Q1 2003**		**% change**	
Results according to IFRS	**PLN m**	**USD m**	**PLN m**	**USD m**	**PLN m**	**USD m**
Revenue, including:	2,925	709	3,936	1,009	34.6%	42.3%
Revenue on sales to third parties	1,877	455	2,340	600	24.7%	31.9%
Intra-company revenue *	1,048	254	1,596	409	52.3%	61.0%
Cost and expenses	2,756	668	3,439	881	24.8%	31.9%
Result **	**169**	**41**	**497**	**127**	**194.1%**	**209.8%**
Sales to third parties (thousand tonnes)	2,132		1,762		-17.4%	

***) The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

The segment's financial result for the first quarter of 2003 was PLN 497m, while in the corresponding period of 2002 the result was PLN 169m. Such an increase was due to a 34.6% growth in sales value, with increase in the segment's costs of 24.8%. Sales revenue growth was accompanied by a drop of volume of sales to third parties by 12.1%, while the sales volume of light products fell by 13.8%. Such a significant increase in revenue (in value terms) was achieved due to higher quoted prices of fuels in Q1 2003 relative to the corresponding period of the previous year: gasoline prices grew by 60.9%, diesel oil prices increased by 71.6% and the price of Ekoterm rose by 71.1%. At the same time, price increases were accompanied by a surge in cracking margins on these products (margins on gasolines grew by 107.4%, diesel oil – by 190.8%, and Ekoterm – by 279.3%). The sustained uptrend in oil prices, considering the method of stock valuation at the weighted average (delay in the transfer of the effect of oil price rises in relation to the price increases of finished products) also had a positive impact on the segment's results in Q1 2003.

Refining (Retail)

Refining (Retail)	Q1 2002		Q1 2003		% change	
Results according to IFRS	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**
Revenue, including:	912	221	1,695	434	85.9%	96.4%
Revenue on sales to third parties	911	221	1,613	413	77.1%	86.9%
Intra-company revenue	1	0	82	21	-	-
Cost and expenses	881	213	1,719	441	95.1%	107.0%
Result*	**31**	**8**	**(24)**	**(6)**	**-**	**-**
Sales to third parties (thousand tonnes)	500		637		27.4%	

*) The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.

The segment's revenue increased by 85.9%, and the costs by 95.1%. The higher revenue followed from an improvement in the sales volume (by 27.5%) and growth of retail prices of fuel. Another contributing factor was the inclusion of the Group's German operations in the consolidated results. Like-for-like retail sales (excluding German business) in 1Q 2003 rose by 31,000 tonnes (6.2%) compared to the same period of the previous year, which was due to undertakings aimed at maximising Group sales.

Sharp movements in retail prices following a wholesale price surge caused price resistance and fuel market stagnation. As a result, the scale of retail price increases was lower compared to those in wholesale, this was reflected in the fall in the retail fuel margin.

The retail margins on individual types of fuel dropped in the first quarter of 2003 in relation to the analogous period of the previous year: on gasolines by 5.2%, on diesel oils by 8.2% and on LPG by 24.6%. The drop took approximately PLN 12m off the segment's financial result.

The negative result of the segment was also affected by an increase in cost and expenses, chiefly due to the change of the visual image of PKN ORLEN service stations and implementation of the Jewel project (acquisition of retail network in Germany – PLN 6.3m).

The first quarter of 2003 saw a higher sales revenue (by PLN 35m, or 26.1%) and a growth of the non-fuel margin (by PLN 6m, or 19.0%). At the same time, an increase was seen in sales of fuels under the VITAY programme, up to 412m litres, compared to 363m litres in Q1 2002.

In Q1 2003 the segment sustained a loss of PLN 24m, while in the corresponding period of 2002 the result was positive at PLN 31m. The operations in Germany (commenced in March 2003) yielded an operating profit of PLN 1m.

Petrochemicals

Petrochemicals	Q1 2002		Q1 2003		% change	
Results according to IFRS	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**

Revenue on sales to third parties	616	149	882	226	43.2%	51.7%
Intra-company revenue	308	75	375	96	21.8%	28.0%
Cost and expenses	883	214	1.047	239	18.6%	11.7%
Result*	**41**	**10**	**210**	**83**	**412.2%**	**730.0%**
Sales to third parties (thousand tonnes)	561		598		6.6%	

*) The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.

The segment's result for the first quarter of 2003 was PLN 210m, relative to PLN 41m in the corresponding period of 2002. A significant part of the profit (PLN 112m) follows from the posting of the difference on the valuation of business contributed to Poliolefiny Polska Sp. z o.o. Following the contribution, an income of 50% of the difference between the book value of the contributed assets, liabilities and the fair value of the acquired shares was recognised in the books.

The segment's revenue grew by PLN 333m (36.0%). The high sales result on petrochemicals in Q1 2003, as compared with Q1 2002, is attributable to the low demand for all petrochemicals in Q1 2002, which led to low commodity and delivery prices for those products in Poland and under export sales. Q1 2003 saw an increase in the demand for most of the petrochemicals, which translated into higher cracking margins on polyethylene and polypropylene, respectively by 187.8% and 60.2%. The largest increase in revenue pertained to the sales of ethylene, ortoxylene and benzene. In Q1 2003, sales volume of polyethylene and polypropylene decreased by 30.7% and 16.4%, respectively, in relation to the analogous period of 2002. The change followed from the spin-off of the business contributed to Poliolefiny Polska Sp. z o.o, which took over the production and trade in polyethylene and polypropylene as of March 1st 2003. As Poliolefiny Polska Sp. z o.o. will be consolidated with the equity method, the sales structure of the petrochemicals segment will change as of the first quarter of 2003.

Other activities

Other activities	Q1 2002		Q1 2003		% change	
Results according to IFRS	**PLNm**	**USDm**	**USDm**	**USDm**	**PLNm**	**USDm**
Revenue, including:	370	90	401	103	8.4%	14.4%
Revenue on sales to third parties	98	24	127	33	29.6%	37.5%
Intra-company revenue	272	66	274	70	0.7%	6.1%
Cost and expenses	371	90	381	98	2.7%	8.9%
Result*	**(1)**	**0**	**20**	**5**	**-**	**-**
Sales to third parties (thousand tonnes)	28		29		3.6%	

*) The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.

In addition to the companies whose business is energy production or provision of services to PKN ORLEN, the "other activities" segment includes 26 companies, which were established chiefly as part of the restructuring process. The segment also includes Inowroc³awskie Kopalnie Soli Solino SA., a salt mining company, and as of January 2003, PKN ORLEN Laboratorium Sp. z o.o., spun-off from PKN ORLEN. Previously, the cost and expenses related to the operation of the laboratory were spread across various segments.

The Q1 2003 profit on other operating activities came to PLN 20m, up by PLN 21m on the first quarter of 2002.

The increase was driven by an 8.4% improvement in the segment's revenue, accompanied by an only 2.7% growth in cost and expenses.

Financial Review

Profit and Loss Account

The profit on sales for Q1 2003 was PLN 1,169m, and was higher by PLN 405m, or 53.0%, than the result reported for the analogous period of the previous year. It is attributable to the growth of sales revenue being higher than that of cost of sales – 41.7% (PLN 1,460m) and 38.5% (PLN 1,055m), respectively. A noteworthy fact is that while all the Group's segments reported gains in sales volumes, the decidedly largest improvement was seen in the refining (retail) segment, where the sales volume grew by PLN 702m (77.1%). The amount of revenue generated by this segment was significantly affected by the consolidation of the companies operating in Germany as of Q1 2003: their sales revenue in the period under review stood at PLN 643m. The revenues of the companies engaged in the distribution of petrochemical products also rose – by PLN 266m (43.2%). This strong growth in sales was driven by the improved demand for petrochemicals (higher prices and cracking margins). The segment which reported the smallest increase in Q1 2003 revenue on sales to third parties was the refining (production and wholesale) segment, with the rise of PLN 463m (24.7%). The underlying factor was the drop in the segment's sales volume (by 17.4%), produced by an aggressive policy pursued by the competitors (low selling prices of fuels) in order to gain or increase their share in the market, import of cheap diesel oil from the countries of the former Soviet Union, and the sales of fuels to foreign companies being considerably lower than in the first quarter of 2002. In Q1 2003 the cost of sales went up by PLN 79m (21.0%) to PLN 455m. The figure pertains to the Capital Group as a whole; at PKN ORLEN the cost of sales grew by 9.0%, primarily due to higher cost of re-branding and related expenses. The general and administrative expenses rose by PLN 8m (4.0%) to PLN 209m, including PLN 9m attributable to the newly established German companies.

The Q1 2003 profit on other operating activities stood at PLN 85m, up by PLN 93m on the corresponding quarter of 2002. This sizable result follows from the posting to other operating income of the PLN 112m difference on the valuation of the contribution in kind made to Poliolefiny Sp. z o.o.

The above translated into the operating profit of PLN 590m, which is PLN 411m (229.6%) more than in the first quarter of 2002.

The Q1 2003 financial income stood at PLN 76m, up by PLN 66m (with PLN 47m dividend from Polkomtel SA) on the analogous period of 2002. At the same time the company recorded a PLN 78m (91.8%) increase in financial expenses, following chiefly from foreign exchange losses being higher by PLN 63m.

In the first quarter of 2003 the share of the undertakings consolidated with the equity method in the Group's financial result was PLN 10m. The income tax for Q1 2003 amounted to PLN 152m, that is more by PLN 124m than for Q1 2002. The increase follows partly from higher pre-tax profit (by PLN 407) and the deferred tax being higher by PLN 32m, out of which PLN 30m is attributable to the difference on the valuation of the contribution in kind. All these factors contributed to the Q1 2003 net profit at PLN 355m, which is PLN 289m (437.9%) more than in the first quarter of 2002.

Balance Sheet

As at the end of the first quarter of 2003, the total assets amounted to PLN 17,324m, up by 14.9% relative to December 31st 2002. The fixed assets increased by PLN 793m (8.1%) in comparison with December 31st 2002, and reached PLN 10,607m, chiefly on the increase in tangible fixed assets and in shares and equity interests in the undertakings consolidated with the equity method, by PLN 421m and PLN 352m, respectively, in relation to their value as at December 31st 2002. This strong rise in the value of shares and equity interests in companies consolidated with the equity method results mainly from the acquisition of financial assets of Poliolefiny Sp. z o.o. (PLN 338m). As at the end of the first quarter of 2003, the value of current assets grew from PLN 5,259m as at December 31st 2002 to PLN 6,717. This was chiefly a result of the increase in stocks by PLN 392m (13.7%), accounts receivable by PLN 651m (26.6%) and cash by PLN 483m (271.3%).

Shareholders' equity stood at PLN 8,704m as at the end of Q1 2003, up by PLN 375m, or 4.5%, in relation to the end of 2002. The main contributing item was higher retained profit. Long-term liabilities amounted to PLN 1,542m, and rose by PLN 133m in comparison with the end of 2002. Total short-term liabilities also grew – from PLN 4,923m as at the end of 2002 o PLN 6,661m as at March 31st 2003.

The rise in liabilities in the first quarter of 2003 stems primarily from the PLN 930m increase in indebtedness on loans and borrowings. This considerable difference is first and foremost attributable to the syndicated loans for the equivalent of EUR 75m and the PLN-denominated loans amounting to PLN 325m, contracted by PKN ORLEN to finance its investments in Germany. Another factor which contributed to the increase was the consolidation of the companies operating in Germany (PLN 145m).

The Q1 2003 debt on short-term debt securities went up to PLN 601m as at March 31st 2003, relative to PLN 340m as at December 31st 2002.

Cash Flow

Net operating cash flow in Q1 2003 was PLN 256m, which is 24.0% less in relation to the analogous period of 2002. The drop in net operating cash resulted mainly from:

- an increase in accounts receivable by PLN 366m in Q1 2003, relative to a PLN 59m increase in Q1 2002,
- an increase in stocks by PLN 358m in Q1 2003, relative to a PLN 164m increase in Q1 2002.

On the other hand, the operating cash flow was positively affected by the PLN 45m rise in liabilities and accruals, and the PLN 289m increase in net profit. Investing cash outflow grew from PLN 293m in Q1 2002 to PLN 673m in Q1 2003, the chief underlying factor being the acquisition of service stations in Germany (PLN 419m net). In the area of financing activities, the Group recorded an inflow of PLN 900m, that is PLN 941m more than in the first quarter of 2002. This follows chiefly form higher loans and borrowings and the issue of debt securities, which contributed PLN 875 in aggregate.

APPENDIX 1

PKN ORLEN CAPITAL GROUP

CONSOLIDATED PROFIT AND LOSS ACCOUNT (ISFR)

FOR THE PERIODS OF 3 MONTHS

ENDING AS AT MARCH 31ST 2002 AND MARCH 31ST 2003

(PLNm)

ITEM	Q1 2002 (unaudited)	Q1 2003 (unaudited)	% change
Sales revenue	3,502	4,962	41.7%
Cost of sales	(2,738)	(3,793)	38.5%
Profit (loss) on sales	**764**	**1,169**	**53.0%**
Other operating income	**58**	**188**	**224.1%**
Selling costs	(376)	(455)	21.0%
General and administrative expenses	(201)	(209)	4.0%
Other net operating expenses	(66)	(103)	56.1%
Operating profit (loss)	**179**	**590**	**229.6%**

Financial expenses	(85)	(163)	91.8%
Share in profit (loss) of undertakings consolidated with equity method	2	10	400.0%
Pre-tax profit (loss) net of profit (loss) attributable to minority interests	**106**	**513**	**384.0%**
Corporate income tax	(28)	(152)	442.9%
Net profit (loss) with profit (loss) attributable to minority interests	**78**	**361**	**362.8%**
Profit (loss) attributable to minority interests	(12)	(6)	-50.0%
Net profit (loss)	**66**	**355**	**437.9%**

APPENDIX 2

PKN ORLEN CAPITAL GROUP

CONSOLIDATED BALANCE SHEET (IFSR)

AS AT MARCH 31ST 2002, MARCH 31ST 2003 AND DECEMBER 31ST 2002

(PLNm)

ITEM	Mar 31 2002 (unaudited)	Dec 31 2002	Mar 31 2003 (unaudited)	% change Mar 31 2003 /Mar 31 2002	% cha Mar 2003 31 2
ASSETS					
Fixed assets					
Tangible fixed assets	9,343	9,089	9,510	1.8%	
(Negative) goodwill	(257)	(222)	(226)	-12.1%	
Intangible fixed assets	92	107	125	35.9%	1
Assets available for sale	582	601	609	4.6%	
Shares and equity interests in undertakings consolidated with equity method	193	199	551	185.5%	17
Deferred tax assets	25	25	24	-4.0%	-
Other fixed assets	15	15	14	-6.7%	-
Total fixed assets	**9,993**	**9,814**	**10,607**	6.1%	
Current assets					
Stocks	2,362	2,868	3,260	38.0%	1
Accounts receivable	1,974	2,112	2,673	35.4%	2
Short-term securities	20	44	49	145.0%	1

Prepayments	155	57	74	-52.3%	2
Cash and cash equivalents	206	178	661	220.9%	27
Total current assets	**4,717**	**5,259**	**6,717**	42.4%	2
Total assets	**14,710**	**15,073**	**17,324**	17.8%	1
SHAREHOLDERS' EQUITY AND LIABILITIES					
Shareholders' equity					
Share capital	525	525	525	0.0%	
Reserve funds	1,174	1,174	1,174	0.0%	
Revaluation capital reserve	859	859	854	-0.6%	-
(Accumulated loss)/retained profit brought forward	5,466	5,771	6,151	12.5%	
Total shareholders' equity	**8,024**	**8,329**	**8,704**	8.5%	
Minority interests	**407**	**412**	**417**	2.5%	
Long-term liabilities					
Loans and borrowings	1,314	402	539	-59.0%	3
Provisions and accruals and deferred income	567	576	562	-0.9%	-
Deferred income tax provisions	354	431	441	24.6%	
Total long-term liabilities	**2,235**	**1,409**	**1,542**	-31.0%	
Short-term liabilities					
Liabilities and accrued expenses	2,539	2,747	3,430	35.1%	2
Loans and borrowings	1,497	2,161	3,215	114.8%	4
Deferred income	8	15	16	100.0%	
Total short-term liabilities	**4,044**	**4,923**	**6,661**	64.7%	3
Total shareholders' equity and liabilities	**14,710**	**15,073**	**17,324**	17.8%	1

APPENDIX 3

PKN ORLEN CAPITAL GROUP

FOR THE PERIODS OF 3 MONTHS

ENDING AS AT MARCH 31ST 2002 AND MARCH 31ST 2003

(PLNm)

ITEM	Q1 2002	Q1 2003	Change
Net operating cash flow			
Net profit (loss)	66	355	289
Total adjustments:			
Profit (loss) attributable to minority interests	12	6	-6
Share in profit (loss) of undertakings consolidated with equity method	(2)	(10)	-8
Depreciation and amortisation	288	303	15
Net dividends and interest	33	(14)	-47
Corporate income tax as disclosed in profit and loss account	28	152	124
(Profit) loss on investment activities	(5)	0	5
Decrease / (increase) in accounts receivable	(59)	(366)	-307
Decrease / (increase) in stocks	(164)	(358)	-194
(Decrease) / increase in liabilities and accrued expenses	245	290	45
(Decrease) / increase in provisions	(45)	(13)	32
Other adjustments	(36)	(23)	13
Corporate income tax paid	(24)	(66)	-42
Net operating cash	**337**	**256**	**-81**
Investing cash flow			
Acquisition of intangible and tangible fixed assets	(314)	(233)	81
Disposal of tangible fixed assets	0	4	4
Disposal of assets available for sale	12	2	-10
Acquisition of assets available for sale	0	(22)	-22
Acquisition of long-term investments in Germany less total acquired cash and cash equivalents	0	(419)	-419
Purchase of short-term securities	(56)	(13)	43
Disposal of short-term securities	50	8	-42
Dividends and interest received	0	1	1
Other, including loans advanced	15	(1)	-16
Net investing cash outflow	**(293)**	**(673)**	**-380**

Increase in long- and short-term loans and borrowings	667	1542	875
Decrease in long- and short-term loans and borrowings	(650)	(609)	41
Interest paid	(57)	(32)	25
Other	(1)	(1)	0
Net financing cash inflow/(outflow)	**(41)**	**900**	**941**
Change in net cash	**3**	**483**	**480**
Cash at beginning of period	**203**	**178**	**-25**
Cash at end of period	**206**	**661**	**455**

APPENDIX 4

PKN ORLEN CAPITAL GROUP

KEY FINANCIAL DATA (IFRS) BY BUSINESS SEGMENTS

FOR THE PERIODS OF 3 MONTHS

ENDING AS AT MARCH 31ST 2002 AND MARCH 31ST 2003

(PLNm)

ITEM	Q1 2002 (unaudited)	Q1 2003 (unaudited)	% change
REVENUE ON SALES TO THIRD PARTIES[1]			
Refining (production + wholesale)	1,877	2,340	24.7%
Refining (retail)	911	1,613	77.1%
Petrochemicals	616	882	43.2%
Other activities	98	127	29.6%
TOTAL	**3,502**	**4,962**	**41.7%**
FINANCIAL RESULT[2]			
Refining (production + wholesale)	169	497	194.1%
Refining (retail)	31	(24)	-
Petrochemicals	41	210	412.2%
Other activities	(1)	20	-
Exclusions	0	0	-
Total of non-attributed items	(61)	(113)	-85.2%

EXPENDITURE ON FIXED ASSETS			
Refining (production + wholesale)	118	105	-11.0%
Refining (retail)	31	29	-6.5%
Petrochemicals	28	62	121.4%
Other activities	14	10	-28.6%
Total of non-attributed items	10	6	-40.0%
TOTAL	**201**	**212**	**5.5%**
DEPRECIATION AND AMORTISATION			
Refining (production + wholesale)	147	164	11.6%
Refining (retail)	28	29	3.6%
Petrochemicals	49	64	30.6%
Other activities	42	44	4.8%
Total of non-attributed items	8	9	12.5%
TOTAL	**274**	**310**	**13.1%**

1. *Revenue on sales to third parties represents exclusively sales to undertakings outside of the PKN ORLEN Capital Group.*

2. *Financial result comprises revenue on sales to third parties and transfer to other segments.*

APPENDIX 5

PKN ORLEN CAPITAL GROUP

KEY OPERATING DATA

FOR THE PERIODS OF 3 MONTHS

ENDING AS AT MARCH 31ST 2002 AND MARCH 31ST 2003

ITEM	Q1 2002	Q1 2003	% change
CRUDE OIL THROUGHPUT ('000 tonnes)	**3,180**	**3,013**	**-5.3%**
REFINERY OUTPUT	**tonnes**		
Gasoline	698,862	696,549	-0.3%
Diesel oil	848,537	686,378	-19.1%
Fuel oil (III)	224,867	181,356	-19.3%
Ekoterm	459,439	477,597	4.0%
Jet A-1	54,701	43,642	-20.2%
LPG	51,579	62,451	21.1%

Other refinery products	182,237	239,957	31.7%
TOTAL	2,520,222	2,387,930	-5.2%
SALE OF REFINERY PRODUCTS	**tonnes**		
Gasoline	715,035	698,485	-2.3%
Diesel oil	738,243	706,714	-4.3%
Fuel oil (III)	285,287	158,493	-44.4%
Ekoterm	462,105	440,092	-4.8%
Jet A-1	55,270	50,306	-9.0%
LPG	66,777	73,649	10.3%
Other refinery products	178,931	269,229	50.5%
TOTAL	2,501,648	2,396,968	-4.2%

PETROCHEMICAL OUTPUT	**tonnes**		
Polyethylene	39,852	26,948	-32.4%
Polypropylene	31,831	25,104	-21.1%
Leaded gasoline	2,946	17,304	487.4%
Glycol	32,719	28,499	-12.9%
Propylene	24,076	32,776	36.1%
Ammonium nitrate	131,094	99,800	-23.9%
CANWIL	113,466	75,193	-33.7%
Polyvinyl chloride (PVC)	50,171	52,782	5.2%
Other petrochemical products	145,932	168,354	15.4%
TOTAL	**572,087**	**526,760**	**-7.9%**
SALE OF PETROCHEMICAL PRODUCTS	**tonnes**		
Polyethylene	43,246	29,953	-30.7%
Polypropylene	36,617	30,612	-16.4%
Leaded gasoline	3,028	18,863	523.0%
Glycol	29,640	28,762	-3.0%
Propylene	23,660	34,230	44.7%
Ammonium nitrate	129,842	140,190	8.0%
CANWIL	105,698	94,337	-10.7%
Polyvinyl chloride (PVC)	50,592	56,711	12.1%
Other petrochemical products	138,307	163,856	18.5%
TOTAL	**560,630**	**597,514**	**6.6%**

APPENDIX 6

SALES OF MAIN PRODUCTS

FOR THE PERIODS OF 3 MONTHS

ENDING AS AT MARCH 31ST 2002 AND MARCH 31ST 2003

(tonnes)

Sales of light products in the PKN ORLEN Capital Group (by volume)	Q1 2002	Q1 2003	% change
Wholesale of main light products, including:	**1,484,657**	**1,280,035**	**-13.8%**
Gasoline	421,383	327,925	-22.2%
Diesel oil	547,687	466,341	-14.9%
Jet A-1	55,270	50,306	-9.0%
Ekoterm	460,317	435,463	-5.4%
Retail sales, including:	**497,780**	**632,249**	**27.0%**
Gasoline	293,652	370,560	26.2%
Diesel oil	190,556	240,373	26.1%
LPG	13,572	21,316	57.1%
Total sales of fuels, including:	**2,037,430**	**1,969,246**	**- 3.3%**
- engine fuels	1,575,325	1,529,154	-2.9%

END



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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	1st Quarter Results PAS (1)
Released	15:49 13 May 2003
Number	0446L


PKN ORLEN SA
SEC File
82-5036

Auditors' report on a review of condensed quarterly consolidated financial statements

for 1 Q 2003

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

We have reviewed the attached condensed quarterly consolidated financial statements of the capital group of Polski Koncern Naftowy ORLEN S.A. located in Plock, Chemikow 7 str. ("the Dominant Company"), prepared for the 1 Q 2003 and comprising:

consolidated balance sheet as of 31 March 2003 with total assets amounting to 17.055.714.618,90 zloty (in words: seventeen billion and fifty five million and seven hundred fourteen thousand and six hundred eighteen zlotys and 90/100),

consolidated income statement for the period form 1 January 2003 to 31 March 2003 with a net profit amounting 366.711.987,42 zloty (in words: three hundred sixty six million and seven hundred eleven thousand and nine hundred eighty seven zlotys and 42/100),

statement of changes in consolidated shareholders' equity with a net increase of consolidated shareholders' equity for the period from 1 January 2003 to 31 March 2003 amounting to 386.557.314,34 zloty (in words: three hundred eighty six million and five hundred fifty seven thousand and three hundred fourteen zlotys and 34/100),

consolidated cash flow statement with net inflow for the period from 1 January 2003 to 31 March 2003 amounting to 482.319.337,30 zloty (in words: four hundred eighty two million and three hundred nineteen thousand and three hundred thirty seven zlotys and 30/100).

The format of the attached condensed quarterly consolidated financial statements is prescribed by the Decree of the Council of Ministers of 16 October 2001 on current and periodic information provided by issuers of securities (Journal of Law No. 139, item 1569 with further amendments) ("Decree on current and periodic information").

The truth and fairness of the financial information presented in the attached condensed quarterly consolidated financial statements are the responsibility of the Dominant Company's Management Board. Our responsibility was to review these financial statements. We conducted our review in accordance with the provisions of law and auditing standards issued by the National Chamber of Statutory Auditors in Poland. The review was mainly based on applying analytical procedures to the consolidated financial data, review of consolidation documentation, review of accounting records and discussions with Members of Management Board of the Dominant Company as well as employees responsible for accounting matters in the Dominant Company. The scope of work and methodology of a review is significantly less in scope than an audit of consolidated financial statements, the objective of which is to express an opinion on truth and fairness of the annual consolidated financial statements. Accordingly, we do not express such an opinion on the attached condensed quarterly consolidated financial statements.

Based on our review, nothing came to our attention that causes us to believe that the attached condensed quarterly consolidated financial statements are not prepared in accordance with the accounting principles set out in the Accounting Act of 29 September 1994 (Journal of Law No 121, pos. 591 with further amendments) and the related regulations as well as the requirements set out by the Decree on current and periodic information published by issuers of securities.

Without qualifying our opinion, we draw attention to the following issues:

The effect of purchase of the long-term investment in Germany is presented in Note V b. to the attached consolidated quarterly report. As described in the above-mentioned note, as a result of the final settlement of the transaction the purchase price, value of purchased assets and liabilities as well as the goodwill/ negative goodwill may change.

Certified Auditor

on behalf of

Ernst & Young Audit Sp. z o.o.,

No 9542/7118 ul. Sienna 39, 00-121 Warszawa

Ident. No. 130

Lukasz Zalicki

Jacek Hryniuk

Ident. No 9262/6958

Warsaw, 12 May 2003

Auditors' report on a review of condensed unconsolidated quarterly financial statements

for 1 Q 2003

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

We have reviewed the attached condensed unconsolidated quarterly financial statements of Polski Koncern Naftowy ORLEN S.A. located in Plock, Chemikow 7 str. (the "Company") comprising:

balance sheet as of 31 March 2003 with total assets amounting to 13,978,420,378.04 zlotys (in words: thirteen billion and nine hundred seventy eight million and four hundred twenty thousand and three hundred seventy eight zlotys and 4/100)

income statement for the period from 1 January 2003 to 31 March 2003 with a net profit amounting to 406,449,544.54 zlotys (in words: four hundred six million and four hundred forty nine thousand and five hundred forty four zlotys and 54/100)

shareholders' equity amounting to 420,436,949.06 zlotys (in words: four hundred twenty million and four hundred thirty six thousand and nine hundred forty nine zlotys and 6/100),

cash flow statement with net outflow for the period from 1 January 2003 to 31 March 2003 amounting to 8,309,394.74 zlotys (in words: eight million and three hundred nine thousand and three hundred ninety four zlotys and 74/100).

The format of the attached condensed unconsolidated quarterly financial statements for the 1 Q ended 31 March 2003 ("condensed unconsolidated quarterly financial statements") is prescribed by the Decree of the Council of Ministers of 16 October 2001 on current and periodic information provided by issuers of securities (Journal of Law No. 139, item 1569 with further amendments) ("Decree on current and periodic information").

The truth and fairness of the financial information presented in the attached condensed quarterly unconsolidated financial statements is the responsibility of the Company's Management Board. Our responsibility was to review these financial statements. We conducted our review in accordance with the provisions of law and auditing standards issued by the National Chamber of Statutory Auditors in Poland. The review was mainly based on applying analytical procedures to the financial data, review of accounting records and discussions with Members of Management Board of the Company as well as employees responsible for accounting matters in the Company. The scope of work and methodology of a review is significantly less in scope than an audit of financial statements, the objective of which is to express an opinion on truth and fairness of the annual financial statements. Accordingly, we do not express such an opinion on the attached condensed unconsolidated quarterly financial statements.

Based on our review, nothing came to our attention that causes us to believe that the attached unconsolidated quarterly financial statements have not been prepared in accordance with the accounting principles set out in the Accounting Act of 29 September 1994 (Journal of Law No 121, pos. 591 with further amendments) and the related regulations as well as with the requirements set out by the Decree of the Council of Ministers of 16 October 2001 on current and periodic information published by issuers of securities.

Certified Auditor

on behalf of

Ernst & Young Audit Sp. z o.o.,

No 9542/7118 ul. Sienna 39, 00-121 Warszawa

Ident. No. 130

Lukasz Zalicki

Jacek Hryniuk

Ident. No 9262/6958

Warsaw, 12 May 2003

I. INFORMATION ON PRINCIPLES OF PREPARATION OF THE CONSOLIDATED REPORT FOR 1 Q 2003

1. Format and general rules of preparation of the consolidated and unconsolidated balance sheet, consolidated and unconsolidated income statement, statement of changes in consolidated and unconsolidated shareholders equity and consolidated and unconsolidated cash flow statement

The consolidated and unconsolidated condensed financial statements presented in this consolidated quarterly report were prepared in compliance with the Polish Accounting Standards defined by the amended Accounting Act of 29 September 1994 (Journal of Law No 76, pos. 694, 2002 "amended Accounting Act") and the Decree of the Council of Ministers of 16 October 2001 on type, form and scope of current and periodic information and dates of its publication by issuers of securities allowed to be traded publicly (Journal of Law No 139, pos. 1569 with further changes, the "Decree") and cover the period from 1 January to 31 March 2003.

unconsolidated and consolidated for the year 2002.

2. Accounting policies in the Capital Group of Polski Koncern Naftowy ORLEN

In 1 Q 2003 the Company and the Capital Group did not adopt significant changes in applied accounting rules in comparison to rules applied by the Company and the Capital Group in year 2002.

3. Method of preparation of the consolidated financial statements

For preparation of the consolidated and unconsolidated balance sheet, consolidated and unconsolidated income statement, statement of changes in consolidated and unconsolidated shareholders equity and consolidated and unconsolidated cash flow statement, the same rules were applied as for preparation of consolidated and unconsolidated financial statements in year 2002.

4. Principles of calculation of the selected financial data denominated in EURO

Selected financial data has been recalculated to EURO according to the following principles:

- balance sheet items - on the basis of the average rates published as at 31 March 2003 – 4.4052 zloty/ EURO,

- income statement and cash flow items for 1Q 2003 – on the basis of the rate, which is the simple average of average rates, of National Bank of Poland for the last day of each month of the period from 1 January to 31 March 2003 – quoted 4.2474 zloty/ EURO.

II. UNCONSOLIDATED SUBSIDIARIES AND ASSOCIATES IN I Q 2003

No.	Name and location	Activity	Percentage of share capital owned	Share in total vc on General Meetii Shareholders
1.	SAMRELAKS Machocice Sp. z o.o. – Machocice Kapitulne	Hotels and motels with restaurants	100.00%	100
2.	ZAWITAJ Swinoujscie Sp. z o.o. - Swinoujscie	Hotels and motels with restaurants	100.00%	100
3.	Z.W. Mazowsze Leba-Ulinia Sp. z o.o. – Leba	Resting and recreation activity	100.00%	100
4.	Wisla Plock Sportowa S.A. – Plock	Sport activity	100.00%	100
5.	ORLEN Ochrona Sp. z o.o. – Plock	Guard services	100.00%	100
6.	CPN Serwis Kielce Sp. z o.o. – Kielce	Maintenance services	100.00%	100
7.	Serwis Gdansk Sp. z o.o. – Gdansk	Maintenance services	100.00%	100
8.	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. - Opole	Production and services activity	99.94%	99
9.	Serwis Slupsk Sp. z o.o. – Slupsk	Maintenance services	99.76%	99
10.	Serwis Nowa Wies Wielka Sp. z o.o. – Nowa Wies Wielka	Maintenance services	99.32%	99
11.	D.W. Mazowsze Ustron Sp. z o.o. – Ustron Jaszowiec	Resting and recreation activity	98.73%	98
12.	Serwis Rzeszow Sp. z o.o. – Rzeszow	Maintenance services	97.26%	97
13.	Serwis Lodz Sp. z o.o. – Lodz	Maintenance services	97.25%	97
14.	Serwis Podlasie Sp. z o.o. – Bialystok	Maintenance services	89.67%	89
15.	Serwis Mazowsze Sp. z o.o. – Warszawa	Maintenance services	88.50%	88
16.	Serwis Wroclaw Sp. z o.o. – Wroclaw	Maintenance services	83.31%	83
17.	Serwis Krakow Sp. z o.o. – Krakow	Maintenance services	83.20%	83

19.	Serwis Kedzierzyn-Kozle Sp. z o.o. - Kedzierzyn-Kozle	Maintenance services	80.00%	80
20.	Serwis Szczecin Sp. z o.o. - Szczecin	Maintenance services	78.09%	78
21.	Serwis Zachod Sp. z o.o. - Nowa Sol	Maintenance services	74.31%	74
22.	CPN Marine Service Gdansk Sp. z o.o. - Gdansk	Duty store, production, trade	70.00%	70
23.	Centrum Edukacji Sp. z o.o. - Plock	Education and training services	69.43%	69
24.	Serwis Katowice Sp. z o.o. - Katowice	Maintenance services	55.00%	55
25.	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. - Nowa Brzeznica in liquidation	LPG distribution center	52.00%	52
26.	Petromor Sp. z o.o. - Gdansk	Storage of goods for resale	51.31%	51
27.	Serwis Poznan Sp. z o.o. - Poznan	Maintenance services	51.00%	51
28.	Przedsiebiorstwo Rolne Agro - Azoty II - Wloclawek Sp. z o.o. Laka near Koszalin	Agriculture	100.00%	100
29.	RAF-BIT Sp. z o.o. - Jedlicze	IT services	100.00%	100
30.	Zakladowa Straz Pozarna Sp. z o.o. - Trzebinia	Fire fighting services	99.97%	99
31.	Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o. - Ciechocinek	Preventing and curing, resting and recreation activity	97.86%	97
32.	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A. - Plock	Gas trading and distribution	90.35%	90
33.	Raf-Sluzba Ratownicza Sp. z o.o. - Jedlicze	Fire fighting and rescue services	88.19%	88
34.	Petromont Sp. z o.o. - Niemce	Trade and building services	85.00%	85
35.	Ran- GGC Sp. z o.o. - Gdansk	Used oil collection	80.63%	80
36.	MEDILOGISTYKA Sp. z o.o.	Medical, consumption, industrial and pharmaceutical goods wholesale and retail trading	80.00%	80
37.	PetroUkraina Ltd Sp. z o.o. - Lwow (Ukraina)	Trade	80.00%	80
38.	NTVK - Wilno (Litwa)	Trade	76.00%	76
39.	Medikor Sp. z o.o. - Jedlicze	Services and trade activities, medical supervising of work environment and sanitation	73.33%	73
40.	VARIA S.A. - Warszawa	Transport and spedition services, wholesale and retail trade	62.50%	62
41.	Wspolne Ukrainsko-Polskie Przedsiebiorstwo w formie Sp. z o.o. PETRO-UKRAINA- Lwow (Ukraina)	Trade	62.00%	62
42.	Ran-Akses Sp. z o.o. - Szczecin	Used oil collection	60.69%	60
43.	Ran-Flex Sp. z o.o. - Kielce	Used oil collection	52.00%	52
44.	Ran-Oil Sp. z o.o. - Tarnow	Used oil collection	51.00%	51
45.	Ran-Sigma Sp. z o.o. - Walbrzych	Used oil collection	51.00%	51
46.	Ran-Kiczmer Sp. z o.o. - Pisarzowice	Used oil collection	51.00%	51
47.	Ran-Dickmar Sp. z o.o. - Tarnobrzeg	Used oil collection	51.00%	51
48.	Ran-Starol Sp. z o.o. - Katowice	Used oil collection	51.00%	51
49.	Ran-Ole-Par Sp. z o.o. - Lodz	Used oil collection	51.00%	51
50.	Ran-Akant Sp. z o.o. - Lublin	Used oil collection	51.00%	51
51.	Ran-Petromex Sp. z o.o. - Opole	Used oil collection	51.00%	51
52.	Ran-Watt Sp. z o.o. - Torun	Used oil collection	51.00%	51
53.	Ran-Mega Sp. z o.o. - Gliwice	Used oil collection	51.00%	51
54.	Niezalezny Operator Miedzystrefowy Sp. z o.o. (NOM Sp. z o.o.)	Telecommunication services	35.00%	35
55.	Motell Sp. z o.o. - Morawica	Catering and hotel services	35.00%	35
56.	Petro-Oil CZ s.r.o. - Brno Prikop (Czechy)	Production, sales, services in oil industry	49.00%	49
57.	Ran-Bialy Sp. z o.o. - Bialystok	Used oil collection	46.70%	46
58.	Piast Sp. z o.o. - Krakow	Fuels trading	40.00%	40

60.	RAF-Uniwersal Sp. z o.o. - Jedlicze	Trade and services activity		20.00%	20

*Entity under liquidation/bankruptcy

**Activity of the entity suspended

*** No financial data available as at 31 March 2003

Due to insignificance of amounts presented in the above entities' financial statements, as well as insignificance of total amounts of all entities together these entities were not consolidated, with exception of NOM, which is excluded from consolidation due to the fact that the Company possesses a put option of stake in NOM, at price not lower than balance sheet value.

III. INFORMATION ON CHANGES IN PROVISIONS AND FIXED ASSETS IMPAIRMENT LOSSES - CONSOLIDATED DATA

1. Provision for deferred tax

1 Q 2003	
Balance of provision for deferred tax as at 1.01.2003	290,463
Increases during the period 1.01.2003- 31.03.2003	80,921
Decreases during the period 1.01.2003 - 31.03.2003	(68,928)
Balance of provision for deferred tax as at 31.03.2003	302,456

2. Other provisions presented as liabilities in consolidated balance sheet

	Environmental provision	Provision for business risks	Other provisions
1 Q 2003			
Balance of provision as at 1.01.2003	379,883	29,103	16,721
Increases during the period 1.01.2003-31.03.2003	5,134	800	1,398
Decreases during the period 1.01.2003 - 31.03.2003	(1,396)	(7,347)	(7,503)

Balance of provision as at 31.03.2003	383,621	22,556	10,616

Provision for jubilee and retirement bonuses

1 Q 2003	
Balance of provision as at 1.01.2003	150,396
Increases during the period 1.01.2003- 31.03.2003	323
Decreases during the period 1.01.2003- 31.03.2003	(5,636)
Balance of provision as at 31.03.2003	145,083

3. Provisions decreasing assets

Bad debt provision

1 Q 2003	
Balance of impairment as at 1.01.2003	291,930
Increases during the period 1.01.2003- 31.03.2003	48,747
Decreases during the period 1.01.2003 - 31.03.2003	(17,362)
Balance of impairment as at 31.03.2003	323,315

Adjustments in the valuation of financial fixed assets and differences in the valuation of contribution-in -kind

Impairment of financial fixed assets

1 Q 2003	
Balance as at 1.01.2003	76,410
Increases during the period 1.01.2003- 31.03.2003	201
Decreases during the period 1.01.2003 - 31.03.2003	(6,908)
Balance as at 31.03.2003	69,703

Difference in the valuation of contribution in-kind relating to financial long-term assets

1 Q 2003	
Balance as at 1.01.2003	4,586
Increases during the period 1.01.2003- 31.03.2003	-
Decreases during the period 1.01.2003 - 31.03.2003	(4)
Balance as at 31.03.2003	4,582

Impairment of tangible fixed assets

1 Q 2003	
Balance as at 1.01.2003	37,318
Increases during the period 1.01.2003- 31.03.2003	14,514
Decreases during the period 1.01.2003 - 31.03.2003	(2,069)
Balance as at 31.03.2003	49,763

Impairment of construction in progress

1 Q 2003	
Balance as at 1.01.2003	29,548
Increases during the period 1.01.2003- 31.03.2003	684
Decreases during the period 1.01.2003 - 31.03.2003	(311)
Balance as at 31.03.2003	29,921

4. Goodwill from consolidation /Negative goodwill from consolidation

Goodwill from consolidation

1 Q 2003	
Balance of goodwill from consolidation as at 1.01.2003	26,070

Decreases during the period 1.01.2003 - 31.03.2003	(1,358)
Balance of goodwill from consolidation as at 31.03.2003	24,718

Negative goodwill from consolidation

1 Q 2003	
Balance of negative goodwill from consolidation as at 1.01.2003	259,002
Increases during the period 1.01.2003- 31.03.2003	10,323
Decreases during the period 1.01.2003 - 31.03.2003	(8,396)
Balance of negative goodwill from consolidation as at 31.03.2003	260,929

Increase of negative goodwill of subordinates results among others from the acquisition detailed in point V.b.

The companies of the Group made stock valuation adjustments in the 1 Q 2003 in the amount of PLN 589 thousand.

IV. DESCRIPTION OF CAPITAL GROUP OPERATIONS IN 1 Q 2003 AND DETAILS OF FACTORS AND EVENTS HAVING A MATERIAL INFLUENCE ON THE FINANCIAL RESULT

At the end of 1Q 2003 the Capital Group PKN ORLEN S.A. comprised:

- 117 subsidiaries, directly or indirectly controlled by PKN ORLEN S.A.,
- 2 companies directly or indirectly jointly controlled by PKN ORLEN S.A.,
- 31 associates, on which PKN ORLEN has direct or indirect significant influence.

In comparison to the end of 1Q 2002 there was an increase in number of subsidiaries, joint ventures and associates in the Capital Group from 143 to 150, 90 companies are consolidated whereas in 1Q 2002 the number amounted to 74.

The most important factors having material influence on operating results in 1Q 2003 in comparison to 1Q 2002 are as follows:

- higher refining margin ("crack") on quotations for gasoline from 39.57 to 82.07 USD/ton (by 107.4%), for Diesel from 29.80 to 86.65 USD/ton (by 190.8%) and for Ekoterm from 16.67 to 63.23 USD/ton (by 279.3%),

- increase in average price of Brent crude oil in quotations from 21.11 to 31.52 USD/bbl (by 49.3%),

- increase in discount of Ural crude oil in relation to Brent crude oil quotations from /-1.18/ USD/bbl to /-2.08/ USD/bbl (by 76.3%),

- increase in sales volume of petrochemical products by 6.6%,
- decrease in USD average exchange rate from 4.13 to 3.90 PLN/USD (by 5.6%),
- decrease in sales volume of gasolines by 2.3% (increase in retail sales by 26.2%),
- decrease in sales of Diesel by 4.3% (increase in retail sales by 26.1%),
- decrease in sales volume of Ekoterm by 4.8%.

In 1Q 2003 sales of motor fuels (gasoline, Diesel, LPG, Jet A-1) and light heating oil (Ekoterm) in the Capital Group amounted to 1,969,246 tons and was lower than sales realised in the corresponding period of previous year by 68,184 tons (by 3.3%). Lower sales volume reflected mainly high prices for products resulting from military actions in Iraq and aggressive price policy applied by competitive firms and import of cheap Diesel from the East. Concerning the threat of market slump the fuel prices were quoted below import parity.

The total sales of products (refinery and chemical and other) in 1Q 2003 amounted to 3,023,213 tons and was lower than in 1Q of previous year by 67,517 tons (by 2.2%).

The retail sales of motor fuels (gasoline, Diesel, LPG) in 1Q 2003 amounted to 632,249 tons and was higher than sales in the corresponding period of previous year by 134,469 tons (by 27.0%). Such a significant increase results from consolidation for 1Q 2003 (March) of the business activity in Germany (retail sales of gasolines).

Sales trends of main products are presented in the table below:

Sales volume of light products in Capital Group of PKN ORLEN	1 Q 2002		1 Q 2003		Dynamics (%) 1Q 2003/ 1Q 2002
Wholesale of main light products, including:		**1,484,657**		**1,280,035**	**86.2**
- gasoline (tons)		421,383		327,925	77.8
- Diesel (tons)		547,687		466,341	85.1
- Ekoterm light heating oil (tons)		460,317		435,463	94.6
Retail sales of fuels, including:	**638,602**	**497,780**	**813,202**	**632,249**	**127.0**
- gasoline (thousand litres) / (tons)	388,943	293,652	490,808	370,560	126.2
- Diesel (thousand litres) / (tons)	225,510	190,556	284,465	240,373	126.1
- LPG (thousand litres) / (tons)	24,149	13,572	37,929	21,316	157.1
Total sales of fuels (tons)		**2,037,430**		**1,969,246**	**96.7**
- including motor fuels (tones)		1,575,325		1,529,154	97.1

Macroeconomic factors and results of events described below (the dividend paid out by Polkomtel S.A., consequence of contribution-in-kind to Poliolefiny Polska Sp. z o.o.), as well as buoyant economic situation on petrochemical products market positively influenced the Company's and the Capital Group's results, which were more favourable than in the comparable period of the previous year.

Results of the Dominant Company compared with the Capital Group were as follows:

in PLN thousand

Items	1 Q 2002		PKN's share in the Group	1 Q 2003		PKN's share in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processing ('000 tons)	3,180	3,045	95.8	3,013	2,870	95.3
Net sales revenue	5,763,988	5,230,025	90.7	6,980,240	5,669,010	81.2
Profit on sales	197,984	144,145	72.8	521,692	472,783	90.6
Operating profit	182,809	117,056	64.0	598,692	655,781	109.5
Profit before taxation	110,504	49,923	45.2	513,406	572,197	111.5
Net profit	68,667	30,914	45.0	366,712	406,450	110.8

During 1Q 2003 the companies of the Capital Group processed 3,013 thousand tons of crude oil. The level of achieved processing is by 5.3% lower than in the corresponding period of the previous year.

In 1Q 2003 profit on sales of the Capital Group reached the level of PLN 521.692 thousand and was higher by 163.5% than the result for 1Q 2002.

In 1Q 2003 net profit of the Capital Group accounted for PLN 366,712 thousand and was by 434.0% higher than the net profit earned in 1Q 2002. While applying LIFO method, estimated net profit amounted to PLN 217 million comparing to PLN 26 million for 1Q 2002.

In 1Q of current year the net profit of the Dominant Company is higher than the net profit of the Capital Group (110.8%), whereas in 1Q of the previous year it constituted only 45%. Such significant increase of net profit in the Dominant Company results from favourable macroeconomic factors and recognition of contribution results of organised part of business to Poliolefiny Polska Sp. z o.o. In t he financial data of the Dominant Company the net profit being the difference between net book value of the contributed assets and liabilities and fair value of the acquired shares, amounted to PLN 164 million. In the consolidated financial statements the Group recognised 50% of the amount (in proportion to stakes possessed by Basell Europe Holding B.V. in share capital of Poliolefiny Polska Sp. z o.o.), amounting to PLN 82 million.

In consolidated financial statements the investment in Poliolefiny Polska Sp. z o.o. is accounted for under the equity method.

A considerable influence on the net profit of the Capital Group in 1Q 2003 had also the recognition of dividend from Polkomtel S.A. in the amount of PLN 47 million, according to the resolution of the General Shareholders Meeting of Polkomtel S.A. from 31 March 2003. The dividend was paid on 30 April 2003.

Financial data with segment information is presented below:

Items	For 1Q 2002				For 1Q 2003			
	Refining	Chemicals	Other operations	Total	Refining	Chemicals	Other operations	Total
Segment result	212	29	3	244	490	201	20	711
Unallocated corporate expense				(61)				(112)
Profit from operations				183				599

of the chemicals segment (growth by 593.1%). It is mainly the result of increase in sales volume in chemicals segment and significant upward trend in petrochemicals segment, as well as recognition of the above described transaction in the amount of PLN 112 million.

Under Bonds Issuance Program in 1Q 2003 the Dominant Company completed 13 issuances of total value PLN 655 million, including bonds worth PLN 70 million acquired by companies from the Capital Group (including PLN 54 million acquired by companies from the Capital Group consolidated under full method)

issuance 1. PLN 50 m (PKO),

issuance 2. PLN 50 m (BH),

issuance 3. PLN 25 m (PKO),

issuance 4. PLN 60 m (BRE),

issuance 5. PLN 70 m (BH),

issuance 6. PLN 50 m (PKO),

issuance 7. PLN 50 m (BRE),

issuance 8. PLN 50 m (BH),

issuance 9. PLN 50 m (BH),

issuance 10. PLN 50 m (PKO),

issuance 11. PLN 50 m (BRE),

issuance 12. PLN 50 m (BRE),

issuance 13. PLN 50 m (BH).

Indebtedness resulting from short term securities in the Capital Group increased in 1Q 2003 and amounted to PLN 601 million as at 31 March 2003 (PLN 340 million as at 31 December 2002).

In 1Q 2003 indebtedness resulting from loans and borrowings in the Capital Group increased by PLN 930 million. The considerable growth results mainly from incurrence of consortial loans by the Dominant Company in the amount of EUR 75 million and loans denominated in PLN, accounting for PLN 325 million in order to finance the investment in Germany. The increase in indebtedness resulted also from consolidation of companies operating in Germany (by PLN 145 million).

V. UNTYPICAL FACTORS AND EVENTS HAVING A MATERIAL INFLUENCE ON THE FINANCIAL RESULT

a. PKN ORLEN – BASELL joint venture

As it is described in point VII.5 of these consolidated condensed financial statements, on 28th February 2003, Stakeholders Meeting of Poliolefiny Polska Sp. z o.o. joint venture concluded a resolution on increase of share capital to amount PLN 907,398 thousand. In the increased share capital PKN ORLEN S.A. acquired 50% of shares in exchange for organized part of business contributed in-kind (assets and liabilities related to production and sales of polyolefin), the other 50% were acquired by Basell Europe Holdings B.V. ("BEH") in exchange for cash contribution. Until the date of publication of this quarterly report, the above mentioned contributions have been made but the capital increase has not been registered.

As the result of the contribution of organised part of business of the Company to Poliolefiny Polska Sp. z o.o.,

net of deferred tax, since it ceased to have direct control over the contributed assets and receiving shares in exchange. The fair value of the shares acquired was confirmed by independent valuation and cash contribution of the other shareholder BEH. In the consolidated condensed financial statements the Group recognised a gain amounting to PLN 81,925 thousand net of deferred tax. The gain equals to 50% of profit presented in unconsolidated financial data. Gain presented in consolidated condensed financial statements results from 50% share in net assets of Poliolefiny Polska Sp. z o.o. which is proportionate to BEH's share in the net assets of the company.

In consolidated condensed financial statements since 1 March 2003, Poliolefiny Polska Sp. z o. o. is accounted for under the equity method, therefore 50% of the company's net profit adjusted by profits related to 50% of net assets of the company arisen on the transaction of contribution in kind and current mutual transactions

b. Long-term investments in Germany

As it is described in point VII.4. of these consolidated condensed financial statements on 28 February 2003 the Company acquired a chain of 494 retail stations in Germany (323 stations under the brand BP - Aral and 171 stations under the brand Eggert a company previously acquired by ARAL). The business activity in Germany is realized through 6 subsidiaries controlled in 100% (directly or indirectly) by PKN ORLEN S.A.

The transaction was settled using purchase method in the following manner:

Transaction value	439,781
Negative goodwill	(9,786)

In 1Q 2003 PKN ORLEN S.A. consolidated activity in Germany since the purchase date being 1 March 2003. According to the purchase agreement, the final settlement of the transaction related to the process of assessment of fair value of acquired current net assets and liabilities will be concluded till 31 May 2003, therefore the purchase price will be updated.

As the result of settlement of the transaction, the purchase price, initial value of purchased assets and liabilities as well as the goodwill/negative goodwill may change.

Until the date of the preparation of these quarterly financial statements, the increase of share capital in companies: Einhundertzweiundreissigste Vermoegensverwaltungsgesellschaft mbH and in Einhundertdreiunddreissigste Vermoegensverwaltungsgesellschaft mbH, which aim is to acquire gas stations in Germany, was not registered.

VI. SEGMENT DATA

Segment:	**Refining and Marketing**		**Chemicals**		**Other operatio**	
	for the period		**for the period**		**for the perioc**	
	3 months ended 31 March 2003	**3 months ended 31 March 2002**	**3 months ended 31 March 2003**	**3 months ended 31 March 2002**	**3 months ended 31 March 2003**	**3 mo enc 31 M 20**
Revenue						
External sales	5,956,622	5,044,405	888,367	615,526	135,251	1(
Inter-segment sales	949,243	497,744	375,020	308,301	273,272	2;
Total revenue	6,905,865	5,542,149	1,263,387	923,827	408,523	3;
Result						
Segment result	489,702	212,301	200,565	28,784	20,224	

Unallocated corporate expenses						
Profit from operations						
Financial income						
Financial expenses						
Profit (loss) on sales of all or part of shares in subordinated entities						
Gross profit						
Extraordinary profits						
Extraordinary losses						
Amortisation of goodwill from subordinated entities	(1,149)	-	-	-	(209)	
Write off of negative goodwill in subordinated entities	2,332	2,315	6,060	8,026	4	
Profit before income tax						

Segment:	**Refining and Marketing**		**Chemicals**		**Other operatio**	
	for the period		**for the period**		**for the period**	
	3 months ended 31 March 2003	**3 months ended 31 March 2002**	**3 months ended 31 March 2003**	**3 months ended 31 March 2002**	**3 months ended 31 March 2003**	**3 mo end 31 M 20**
Income tax						
Other obligatory charges on profit (increase of loss)						
Share in profit (losses) of subordinated entities accounted for using equity method	(354)	-	9,399	(219)	3,880	
Minority interests						
Net profit						

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	1st Quarter Results PAS (2)
Released	15:50 13 May 2003
Number	0449L

Form **SA-QSr I/2003**

(quarter/year)

(for manufacturing, contracting, trading and service industry issuers)

According to § 5 section 2 and § 58 section 1 of the The Council of Ministers Decree of 16 October 2001 - Journal of Law, No 139, item 1569 and 2002, No 31, item 280

Management Board of Polski Koncern Naftowy ORLEN Spolka Akcyjna

publishes consolidated quarterly report for 1Q 2003

13 May 2003

(date of submission)

SELECTED CONSOLIDATED FINANCIAL DATA	**in PLN thousand**		**in EUR thousand**	
	I quarter cumulative from 1.1.2003 to 31.03.2003	**I quarter cumulative from 1.1.2002 to 31.03.2002**	**I quarter cumulative from 1.1.2003 to 31.03.2003**	**I quarter cumulative from 1.1.2002 to 31.03.2002**
I. Net sales of finished products, goods for resale and materials	**6 980 240**	**5 763 988**	**1 643 415**	**1 357 063**
II. Operating profit	**598 692**	**182 809**	**140 955**	**43 040**
III. Profit before taxation	**513 406**	**110 504**	**120 875**	**26 017**
IV. Net profit	**366 712**	**68 667**	**86 338**	**16 167**
V. Cash flow from operating activities	**251 029**	**336 094**	**59 102**	**79 129**
VI. Cash flow used in investing activities	**(666 050)**	**(293 465)**	**(156 814)**	**(69 093)**
VII. Cash flow used in / from financing activities	**897 340**	**(40 129)**	**211 268**	**(9 448)**
VIII. Net cash flow	**482 319**	**2 500**	**113 556**	**588**
IX. Total assets	**17 055 715**	**14 408 504**	**3 871 723**	**3 270 795**
X. Liabilities and provisions for liabilities	**8 064 713**	**6 149 332**	**1 830 726**	**1 395 926**
XI. Long term liabilities	**569 317**	**1 342 566**	**129 237**	**304 768**
XII. Short term liabilities	**6 535 051**	**3 944 035**	**1 483 486**	**895 313**
XIII. Equity	**8 313 571**	**7 571 096**	**1 887 218**	**1 718 672**

XIV. Share capital				
XV. Number of shares	**420 177 137**	**420 177 137**	**420 177 137**	**420 177 137**
XVI. Earnings per ordinary share (in PLN/EUR)	**0,87**	**0,16**	**0,21**	**0,04**
XVII. Diluted earnings per ordinary share (in PLN/EUR)	-	-	-	-
XVIII. Net book value per share (in PLN/EUR)	**19,79**	**18,02**	**4,49**	**4,09**
XIX. Diluted net book value per share (in PLN/EUR)	-	-	-	-
XX. Declared or paid dividends per share (in PLN/EUR)	-	-	-	-

CONSOLIDATED BALANCE SHEET	**as at 31.03.2003 end of quarter (current year)**	**as at 31.12.2002 end of previous quarter**	**as at 31.03.2002 end of quarter (previous year)**	**as at 31.12.2001 end of previous quarter**
Assets				
I. Fixed assets	**10 428 992**	**9 624 062**	**9 716 005**	**9 715 246**
1. Intangible fixed assets, including:	**106 704**	**90 794**	**94 177**	**94 321**
- goodwill	**10 966**	**435**	-	**176**
2. Goodwill on consolidation of subordinated entities	**24 718**	**26 070**	**4 326**	**4 090**
3. Tangible fixed assets	**8 970 138**	**8 521 021**	**8 609 105**	**8 621 182**
4. Long term receivables	**14 347**	**14 873**	**15 247**	**14 057**
4.1. From subordinated entities	**1 725**	**586**	**1 781**	-
4.2. From other entities	**12 622**	**14 287**	**13 466**	**14 057**
5. Long term investments	**1 153 669**	**790 892**	**766 498**	**762 617**
5.1. Real estate	-	-	-	-
5.2. Intangible fixed assets	-	-	-	-
5.3. Long term financial assets	**1 153 669**	**790 892**	**766 498**	**762 617**
a) in subordinated entities, including:	**544 812**	**189 415**	**187 725**	**179 901**
- shares in subordinated entities accounted for on an equity basis	**424 509**	**70 018**	**70 338**	**70 644**
- shares in unconsolidated subsidiaries and joint venture entities	**36 299**	**34 300**	**30 023**	**23 276**
b) in other entities	**608 857**	**601 477**	**578 773**	**582 716**
5.4. Other long term investments	-	-	-	-
6. Long term prepayments, deferred costs and deferred tax asset	**159 416**	**180 412**	**226 652**	**218 979**
6.1. Deferred tax assets	**24 239**	**24 570**	**25 090**	**20 756**
6.2. Prepayments and deferred costs	**135 177**	**155 842**	**201 562**	**198 223**
II. Current assets	**6 626 723**	**5 159 464**	**4 692 499**	**4 393 795**
1. Inventories	**3 258 897**	**2 851 225**	**2 371 161**	**2 185 333**

2.1. From subordinated entities	103 972	18 281	95 219	117 336
2.2. From other entities	1 957 970	1 592 265	1 449 922	1 432 075
3. Short term investments	729 575	246 859	241 241	230 346
3.1. Short term financial assets	729 073	246 357	241 241	230 346
a) in subordinated entities	644	-	-	-
b) in other entities	67 920	68 167	35 356	26 961
c) cash and cash equivalents	660 509	178 190	205 885	203 385
3.2. Other short term investments	502	502	-	-
4. Short term prepayments and deferred costs	576 309	450 834	534 956	428 705
Total assets	**17 055 715**	**14 783 526**	**14 408 504**	**14 109 041**
CONSOLIDATED BALANCE SHEET	**as at**	**as at**	**as at**	**as at**
	31.03.2003	**31.12.2002**	**31.03.2002**	**31.12.2001**
	end of quarter	**end of previous**	**end of quarter**	**end of previous**
	(current year)	**quarter**	**(previous year)**	**quarter**
Liabilities				
I. Equity	8 313 571	7 927 014	7 571 096	7 501 139
1. Share capital	525 221	525 221	525 221	525 221
2. Unpaid share capital (negative value)	-	-	-	-
3. Own shares (negative value)	-	-	-	-
4. Capital reserve	5 797 040	5 757 678	5 504 915	5 501 578
5. Revaluation reserve	680 917	722 745	728 798	732 196
6. Other capital reserves	53 476	53 476	53 542	53 542
7. Foreign exchange gain on inclusion of subordinated entities	25 012	9	4	4
8. Undistributed profit from previous years	865 193	388 550	689 949	322 732
9. Net profit	366 712	479 335	68 667	365 866
10. Distribution from profit during financial year (negative value)	-	-	-	-
II. Minority interests	416 502	410 890	406 339	396 853
III. Negative goodwill on subordinated entities	260 929	259 002	281 737	291 475
IV. Liabilities and provisions for liabilities	8 064 713	6 186 620	6 149 332	5 919 574
1. Provisions for liabilities	864 332	866 566	795 594	816 441
1.1. Provision for deferred tax	302 456	290 463	228 478	238 133
1.2. Retirement benefits and similar provisions	145 083	150 396	137 491	137 963
a) long term	124 384	128 123	108 543	108 589
b) short term	20 699	22 273	28 948	29 374
1.3. Other provisions	416 793	425 707	429 625	440 345
a) long term	328 166	328 192	362 202	362 145

b) short term				
2. Long term liabilities	569 317	424 009	1 342 566	1 305 952
2.1. To subordinated entities	-	-	-	-
2.2. To other entities	569 317	424 009	1 342 566	1 305 952
3. Short term liabilities	6 535 051	4 807 099	3 944 035	3 734 775
3.1. To subordinated entities	115 307	81 662	21 046	50 468
3.2. To other entities	6 364 062	4 679 509	3 861 745	3 632 895
3.3. Special funds	55 682	45 928	61 244	51 412
4. Accruals and deferred income	96 013	88 946	67 137	62 406
4.1. Negative goodwill	534	534	843	843
4.2. Other accruals and deferred income	95 479	88 412	66 294	61 563
a) long term	11 916	10 947	5 514	3 513
b) short term	83 563	77 465	60 780	58 050
Total liabilities	17 055 715	14 783 526	14 408 504	14 109 041

Net book value	8 313 571	7 927 014	7 571 096	7 501 139
Number of shares	420 177 137	420 177 137	420 177 137	420 177 137
Net book value per share (in PLN)	19,79	18,87	18,02	17,85
Diluted number of shares	-	-	-	-
Diluted net book value per share (in PLN)	-	-	-	-

OFF BALANCE SHEET ITEMS	as at 31.03.2003 end of quarter (current year)	as at 31.12.2002 end of previous quarter	as at 31.03.2002 end of quarter (previous year)	as at 31.12.2001 end of previous quarter
1. Contingent receivables	-	-	-	-
1.1. From subordinated entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
1.2. From other entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
2. Contingent liabilities	45 704	16 016	117 150	5 964
2.1. To subordinated entities	31 210	681	112 644	1 430
- granted guarantees and sureties	31 210	681	112 644	1 430
2.2. To other entities	14 494	15 335	4 506	4 534
- granted guarantees and sureties	14 494	15 335	4 506	4 534
3. Other	55 258	55 086	46 083	50 227
Total off-balance sheet items	100 962	71 102	163 233	56 191

STATEMENT	31.03.2003	
I. Net sales, including:	6 980 240	5 763 988
- to subordinated entities	156 946	73 404
1. Net sales of finished products	5 987 562	5 440 187
2. Net sales of goods for resale and materials	992 678	323 801
II. Cost of goods sold, including:	(3 777 094)	(2 729 625)
- to subordinated entities	(146 180)	(38 271)
1. Cost of sales of finished products	(2 884 069)	(2 459 479)
2. Cost of goods for resale and materials sold	(893 025)	(270 146)
III. Gross profit on sales (I-II)	3 203 146	3 034 363
IV. Selling and distribution costs	(2 472 461)	(2 637 716)
V. General and administration expenses	(208 993)	(198 663)
VI. Profit on sales (III-IV-V)	521 692	197 984
VII. Other operating income	177 625	46 933
1. Profit on disposal of non-financial fixed assets	2 412	4 929
2. Grants	-	75
3. Other	175 213	41 929
VIII. Other operating expenses	(100 625)	(62 108)
1. Loss from disposal of non-financial fixed assets	(690)	(2 917)
2. Impairment of non-financial assets	(13 431)	(14 207)
3. Other	(86 504)	(44 984)
IX. Operating profit (VI+VII-VIII)	598 692	182 809
X. Financial income	76 217	31 981
1. Dividends and shares in profits, including:	46 509	-
- from subordinated entities	-	-
2. Interest, including:	10 738	12 864
- from subordinated entities	145	608
3. Profit from sale of investments	394	2 798
4. Revaluation of investments	161	375
5. Other	18 415	15 944
XI. Financial expenses	(168 542)	(115 061)
1. Interest, including:	(42 467)	(57 312)
- for subordinated entities	(475)	(157)
2. Loss from sale of investments	-	-
3. Revaluation of investments	(1 170)	(502)
4. Other	(124 905)	(57 247)
XII. Profit (loss) on sale of shares in subordinated entities	-	-
XIII. Gross profit (IX+X-XI+/-	506 367	99 729

XIV. Extraordinary items (XIV.1. - XIV.2.)	1	(137)
1. Extraordinary gains	101	229
2. Extraordinary losses	(100)	(366)
XV. Amortisation of goodwill from subordinated entities	(1 358)	(257)
XVI. Negative goodwill from subordinated entities write-off	8 396	11 169
XVII. Profit before taxation (XIII+/-XIV-XV+XVI)	513 406	110 504
XVIII. Income tax	(153 322)	(34 433)
a) current part	(140 809)	(48 754)
b) deferred part	(12 513)	14 321
XIX. Other obligatory charges on profit	-	-
XX. Share in profit of subordinated entities accounted for under equity method	12 925	3 226
XXI. Minority interests	(6 297)	(10 630)
XXII. Net profit (XVII-XVIII-XIX+/-XX+/-XXI)	366 712	68 667

Net profit for 12 months (annualised)	777 380	408 282
Weighted average number of ordinary shares	420 177 137	420 177 137
Earnings per ordinary share (in PLN)	1,85	0,97
Diluted weighted average number of ordinary shares	-	-
Diluted earnings per share (in PLN)	-	-

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS EQUITY	I quarter (current year) from 1.1.2003 to 31.03.2003	
I. Equity at beginning of period	7 927 014	7 419 130
a) changes in accounting policies	-	82 009
b) corrections of fundamental errors	-	-
I. a. Equity at beginning of period restated for comparative data	7 927 014	7 501 139
1. Share capital at beginning of period	525 221	525 221
1.1.Movements in share capital	-	-
a) increases	-	-
b) decreases	-	-
1.2. Share capital at end of period	525 221	525 221
2. Unpaid share capital at beginning of period	-	-
2.1. Movements in unpaid share	-	-

a) increases	-	-
b) decreases	-	-
2.2. Unpaid share capital at end of period	-	-
3. Own shares at beginning of period	-	-
3.1. Movement in own shares	-	-
a) increases	-	-
b) decreases	-	-
3.2 Own shares at end of period	-	-
4. Capital reserve at beginning of period	**5 757 678**	**5 501 578**
4.1. Movements in capital reserve	**39 362**	**3 337**
a) increases	**39 362**	**4 849**
- apportionment of profits (over the minimum provided for by the articles)	**2 692**	**1 968**
- transfer from capital reserves due to revaluation of fixed assets disposed	**36 670**	**2 881**
b) decreases	-	**(1 512)**
- absorption of losses	-	**(1 512)**
4.2. Capital reserve at end of period	**5 797 040**	**5 504 915**
5. Revaluation reserve at beginning of period	**722 745**	**734 796**
- changes in accounting policies, restatement of opening balance	-	**(2 600)**
5.1. Revaluation reserve at beginning of period restated for comparative data	**722 745**	**732 196**
5.2. Movements in revaluation reserve	**(41 828)**	**(3 398)**
a) increases	**189**	**146**
- deferred tax assets related to entries made to revaluation reserve	**189**	**146**
b) decreases	**(42 017)**	**(3 544)**
- fixed assets disposals	**(36 670)**	**(2 881)**
- impairment of tangible fixed assets	**(699)**	**(663)**
- other	**(4 648)**	-
5.3. Revaluation reserve at end of period	**680 917**	**728 798**
6. Other capital reserves at beginning of period	**53 476**	**53 542**
6.1. Movements in oher capital reserves	-	-
a) increases	-	-
b) decreases	-	-
6.2. Other capital reserves at end of period	**53 476**	**53 542**
7. Foreign exchange differences	**25 012**	**4**

subordinated entities		
8. Undistributed profit (loss) from previous years at beginning of period	**867 885**	**603 989**
8.1. Undistributed profit from previous years at beginning of period	**867 885**	**603 989**
a) changes in accounting policies	**-**	**84 609**
b) corrections of fundamental errors	**-**	**-**
8.2. Undistributed profit from previous years at beginning of period restated for comparative data	**867 885**	**688 598**
a) increases	**-**	**3 319**
- other capital from consolidation	**-**	**3 319**
b) decreases	**(2 692)**	**(1 968)**
- transfer to capital reserve	**(2 692)**	**(1 968)**
8.3. Undistributed profit from previous years at end of period	**865 193**	**689 949**
8.4. Undistributed loss from previous years at beginning of period	**-**	**-**
8.5. Undistributed loss from previous years at beginning of period restated for comparative data	**-**	**-**
a) increases	**-**	**-**
b) decreases	**-**	**-**
8.6. Undistributed loss from previous years at end of period	**-**	**-**
8.7. Undistributed profit (loss) from previous years at end of period	**865 193**	**689 949**
9. Net result for the financial year	**366 712**	**68 667**
a) net profit	**366 712**	**68 667**
b) net loss	**-**	**-**
c) distribution from current year profit	**-**	**-**
II. Equity at end of period	**8 313 571**	**7 571 096**

CONSOLIDATED CASH FLOW STATEMENT	**I quarter (current year) from 1.1.2003 to 31.03.2003**	
A. Cash flow from operating activities		
I. Net profit for the year	**366 712**	**68 667**
II. Total adjustments	**(115 683)**	**267 427**
1. Profit from minority interests	**6 297**	**10 630**
2. Net (profit) from subordinated entities accounted for under equity method	**(12 925)**	**(3 226)**

3. Depreciation	271 150	250 057
- including amortisation of goodwill from subordinated entities and negative goodwill in subordinated entities write-off	(7 038)	(10 912)
4. Foreign exchange gains/losses	96 622	28 415
5. Interest and dividends	(11 204)	52 605
6. (Profit) loss from investing activities	(499)	(4 780)
7. Movements in provisions	(823)	(23 581)
8. Movements in stock	(377 403)	(186 272)
9. Movements in receivables	(229 581)	1 965
10. Movements in creditors falling due within one year (with the exception of loans)	336 798	251 346
11. Movements in prepayments and accruals	(100 913)	(117 820)
12. Other adjustments	(93 202)	8 088
III. Cash flow from operating activities (I+/-II)	251 029	336 094
B. Cash flow from investing activities		
I. Cash inflows from investing activities	21 990	80 779
1. Disposal of intangible fixed assets and tangible fixed assets	3 565	6 248
2. Disposal of real estate investments and intangible fixed assets investments	-	-
3. From financial assets, including:	11 378	61 960
a) in subordinated entities	41	4 159
- sales of financial assets (except short term securities)	-	159
- sales of short term securities	-	293
- dividends and profits	-	3 707
- interest received	41	-
b) in other entities	11 337	57 801
- sales of financial assets (except short term securities)	2 153	6 976
- sales of short term securities	8 136	50 449
- long-term loans repaid	220	-
- interest received	828	376
4. Other inflows from investing activities	7 047	12 571
II. Cash outflows from investing activities	(688 040)	(374 244)
1. Purchases of intangible fixed assets and tangible fixed assets	(230 694)	(229 151)
2. Investments in real estate and	-	-

3. For financial assets, including:	(454 688)	(55 643)
a) in subordinated entities	(441 106)	(121)
- purchases of financial assets (except short term securities)	(441 106)	(121)
b) in other entities	(13 582)	(55 522)
- purchases of financial assets (except short term securities)	(106)	-
- purchases of short term securities	(13 476)	(55 522)
4. Dividend paid to minority shareholders	-	-
5. Other payments	(2 658)	(89 450)
III. Net cash flow used in investing activities	(666 050)	(293 465)
C. Cash flow from financing activities		
I. Inflows	1 542 654	668 461
1. Issuance of shares and other capital instruments, additional payments to capital	-	-
2. Loans	960 298	341 426
3. Issuance of short term securities	581 897	326 383
4. Other inflows	459	652
II. Outflows	(645 314)	(708 590)
1. Redemption of shares	-	-
2. Dividends and other distributions to shareholders	-	-
3. Other than distribution of profit to shareholders payments from profit	-	-
4. Repayment of loans	(284 572)	(266 898)
5. Repurchase of short term securities	(324 171)	(382 930)
6. Other financial liabilities	-	-
7. Finance lease payments	(1 814)	(1 324)
8. Interest paid	(34 477)	(57 405)
9. Other payments	(280)	(33)
III. Net cash flow used in / from financing activities (I-II)	897 340	(40 129)
D. Net cash flow (A.III+/-B.III+/-C.III)	482 319	2 500
E. Balance sheet change in cash and cash equivalents	482 319	2 500
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	1 238	(414)
F. Total cash and cash equivalents at beginning of period	178 190	203 385
G. Total cash and cash equivalents at end of period (F+/- D)	660 509	205 885
- including those of limited availability	5 639	11 745

BALANCE SHEET	as at 31.03.2003 end of quarter (current year)	as at 31.12.2002 end of previous quarter	as at 31.03.2002 end of quarter (previous year)	as at 31.12.2001 end of previous quarter
Assets				
I. Fixed assets	8 911 140	8 306 427	8 368 908	8 347 190
1. Intangible fixed assets, including:	63 580	66 917	72 357	71 521
- goodwill	-	-	-	-
2. Tangible fixed assets	6 338 735	6 455 138	6 552 919	6 544 707
3. Long term receivables	34 271	267 868	270 019	271 191
3.1. From subordinated entities	25 940	258 402	256 857	256 996
3.2. From other entities	8 331	9 466	13 162	14 195
4. Long term investments	2 349 770	1 371 482	1 279 263	1 268 641
4.1. Real estate	-	-	-	-
4.2. Intangible fixed assets	-	-	-	-
4.3. Long term financial assets	2 349 770	1 371 482	1 279 263	1 268 641
a) in subordinated entities	1 752 694	772 220	702 809	690 144
b) in other entities	597 076	599 262	576 454	578 497
4.4. Other long term investments	-	-	-	-
5. Long term prepayments, deferred costs and deferred tax asset	124 784	145 022	194 350	191 130
5.1. Deferred tax assets *	-	-	-	-
5.2. Prepayments and deferred costs	124 784	145 022	194 350	191 130
II. Current assets	5 067 280	4 284 110	3 931 717	3 634 996
1. Inventories	2 825 771	2 477 665	2 003 459	1 839 066
2. Short term receivables	1 627 157	1 288 220	1 312 155	1 284 018
2.1. From subordinated entities	713 460	353 560	395 074	309 556
2.2. From other entities	913 697	934 660	917 081	974 462
3. Short term investments	67 005	82 853	99 481	96 650
3.1. Short term financial assets	67 005	82 853	99 481	96 650
a) in subordinated entities	-	-	-	-
b) in other entities	13 675	21 214	14 878	14 878
c) cash and cash equivalents	53 330	61 639	84 603	81 772
3.2. Other short term	-	-	-	-

4. Short term prepayments and deferred costs	547 347	435 372	516 622	415 262
Total assets	13 978 420	12 590 537	12 300 625	11 982 186
Liabilities				
I. Equity	7 684 028	7 263 591	6 962 782	6 932 385
1. Share capital	525 221	525 221	525 221	525 221
2. Unpaid share capital (negative value)	-	-	-	-
3. Own shares (negative value)	-	-	-	-
4. Capital reserve	5 537 798	5 501 180	5 300 454	5 297 573
5. Revaluation reserve	702 920	725 551	728 798	732 196
6. Other capital reserves	53 476	53 476	53 476	53 476
7. Undistributed profit from previous years	458 163	75 893	323 919	63 059
8. Net profit	406 450	382 270	30 914	260 860
9. Distribution from profit during financial year (negative value)	-	-	-	-
II. Liabilities and provisions for liabilities	6 294 392	5 326 946	5 337 843	5 049 801
1. Provisions for liabilities	758 953	728 080	668 591	691 246
1.1. Provision for deferred tax *	297 529	248 415	179 606	192 084
1.2. Retirement benefits and similar provisions	73 668	83 290	74 266	74 266
a) long term	63 299	71 627	62 660	62 660
b) short term	10 369	11 663	11 606	11 606
1.3. Other provisions	387 756	396 375	414 719	424 896
a) long term	324 070	324 789	359 868	359 833
b) short term	63 686	71 586	54 851	65 063
2. Long term liabilities	3 846	233 648	1 102 205	1 075 557
2.1. To subordinated entities	-	230 299	230 299	230 299
2.2. To other entities	3 846	3 349	871 906	845 258
3. Short term liabilities	5 471 318	4 300 823	3 525 234	3 246 681
3.1. To subordinated entities	467 931	191 655	136 432	127 098
3.2. To other entities	4 967 283	4 077 753	3 347 264	3 082 925
3.3. Special funds	36 104	31 415	41 538	36 658
4. Accruals and deferred income	60 275	64 395	41 813	36 317
4.1. Negative goodwill	-	-	-	-
4.2. Other accruals and deferred income	60 275	64 395	41 813	36 317
a) long term	-	-	-	-

Total liabilities	13 978 420	12 590 537	12 300 625	11 982 186
Net book value	7 684 028	7 263 591	6 962 782	6 932 385
Number of shares	420 177 137	420 177 137	420 177 137	420 177 137
Net book value per share (in PLN)	18,29	17,29	16,57	16,50
Diluted number of shares	-	-	-	-
Diluted net book value per share (in PLN)	-	-	-	-

* the Company compensates provision for deferred tax and deferred tax assets

OFF BALANCE SHEET ITEMS	as at 31.03.2003 end of quarter (current year)	as at 31.12.2002 end of previous quarter	as at 31.03.2002 end of quarter (previous year)	as at 31.12.2001 end of previous quarter
1. Contingent receivables	-	-	-	-
1.1. From subordinated entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
1.2. From other entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
2. Contingent liabilities	378 376	94 548	96 864	96 864
2.1. To subordinated entities	378 376	94 548	94 623	94 623
- granted guarantees and sureties	378 376	94 548	94 623	94 623
2.2. To other entities	-	-	2 241	2 241
- granted guarantees and sureties	-	-	2 241	2 241
3. Other	46 862	46 689	46 023	45 776
Total off - balance sheet items	425 238	141 237	142 887	142 640

INCOME STATEMENT	I quarter (current year) from 1.1.2003 to 31.03.2003	I quarter (previous year) from 1.1.2002 to 31.03.2002
I. Net sales, including:	5 669 010	5 230 025
- to subordinated entities	968 031	716 254
1. Net sales of finished products	5 375 834	4 919 473
2. Net sales of goods for resale and materials	293 176	310 552
II. Cost of goods sold, including:	(2 682 747)	(2 400 272)
- to subordinated entities	(407 718)	(331 061)
1. Cost of sales of finished products	(2 444 169)	(2 143 484)
2. Cost of goods for resale and materials sold	(238 578)	(256 788)
III. Gross profit on sales (I-II)	2 986 263	2 829 753
IV. Selling and distribution costs	(2 385 255)	(2 559 099)
V. General and administration expenses	(128 225)	(126 509)

VII. Other operating income	**250 596**	**32 315**
1. Profit on disposal of non-financial fixed assets	**479**	**4 463**
2. Grants	**-**	**-**
3. Other	**250 117**	**27 852**
VIII. Other operating expenses	**(67 598)**	**(59 404)**
1. Loss from disposal of non-financial fixed assets	**(581)**	**(2 247)**
2. Impairment of non-financial assets	**(13 413)**	**(14 303)**
3. Other	**(53 604)**	**(42 854)**
IX. Operating profit (VI+VII-VIII)	**655 781**	**117 056**
X. Financial income	**58 952**	**25 162**
1. Dividends and shares in profits, including:	**46 509**	**1 854**
- from subordinated entities	**-**	**1 854**
2. Interest, including:	**8 012**	**8 303**
- from subordinated entities	**534**	**1 206**
3. Proceeds from sale of investments	**166**	**1 522**
4. Revaluation of investments	**45**	**361**
5. Other	**4 220**	**13 122**
XI. Financial expenses	**(142 536)**	**(92 226)**
1. Interest, including:	**(30 314)**	**(42 707)**
- for subordinated entities	**(1 460)**	**(1 099)**
2. Loss from sale of investments	**-**	**-**
3. Revaluation of investments	**(4 865)**	**(502)**
4. Other	**(107 357)**	**(49 017)**
XII. Gross profit (IX+X-XI)	**572 197**	**49 992**
XIII. Extraordinary items (XIII.1 - XIII.2)	**-**	**(69)**
1. Extraordinary gains	**-**	**7**
2. Extraordinary losses	**-**	**(76)**
XIV. Profit before taxation (XII+/-XIII)	**572 197**	**49 923**
XV. Income tax	**(165 747)**	**(19 009)**
a) current part	**(121 806)**	**(31 342)**
b) deferred part	**(43 941)**	**12 333**
XVI. Other obligatory charges on profit	**-**	**-**
XVII. Net profit (XIV-XV-XVI)	**406 450**	**30 914**

Net profit for 12 months (annualised)	**757 806**	**291 251**
Weighted average number of ordinary shares	**420 177 137**	**420 177 137**
Earnings per ordinary share (in PLN)	**1,80**	**0,69**
Weighted expected average number of ordinary shares	**-**	**-**
Diluted earnings per share (in PLN)	**-**	**-**

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY	**I quarter (current year) from 1.1.2003 to 31.03.2003**	**I quarter (previous year) from 1.1.2002 to 31.03.2002**
I. Equity at beginning of period	**7 263 591**	**6 859 092**
a) changes in accounting policies		**73 293**

b) corrections of fundamental errors	-	-
I.a. Equity at beginning of period restated for comparative data	**7 263 591**	**6 932 385**
1. Share capital at beginning of period	**525 221**	**525 221**
1.1.Movements in share capital	-	-
a) increases	-	-
b) decreases	-	-
1.2. Share capital at end of period	**525 221**	**525 221**
2. Unpaid share capital at beginning of period	-	-
2.1. Movements in unpaid share capital	-	-
a) increases	-	-
b) decreases	-	-
2.2. Unpaid share capital at end of period	-	-
3. Own shares at beginning of period	-	-
3.1. Movement in own shares	-	-
a) increases	-	-
b) decreases	-	-
3.2 Own shares at end of period	-	-
4. Capital reserve at beginning of period	**5 501 180**	**5 297 573**
4.1. Movements in capital reserve	**36 618**	**2 881**
a) increases	**36 618**	**2 881**
- transfer from capital reserves due to revaluation of fixed assets disposed	**36 618**	**2 881**
b) decreases	-	-
4.2. Capital reserve at end of period	**5 537 798**	**5 300 454**
5. Revaluation reserve at beginning of period	**725 551**	**734 796**
a) changes in accounting policies	-	**(2 600)**
5.a. Revaluation reserve at beginning of period restated for comparative data	**725 551**	**732 196**
5.1. Movements in revaluation capital	**(22 631)**	**(3 398)**
a) increases	**14 686**	**146**
- deferred tax assets related to entries made to revaluation reserve	**189**	**146**
- other	**14 497**	-
b) decreases	**(37 317)**	**(3 544)**
- fixed assets disposals	**(36 618)**	**(2 881)**
- impairment of tangible fixed assets	**(699)**	**(663)**
5.2. Revaluation reserve at end of period	**702 920**	**728 798**
6. Other capital reserves at beginning of period	**53 476**	**53 476**
6.1. Movements in other capital reserves	-	-
a) increases	-	-
b) decreases	-	-
6.2. Other capital reserves at end of period	**53 476**	**53 476**
7. Profit (loss) from previous years at beginning of period	**458 163**	**248 026**
7.1. Undistributed profit from previous years at beginning of period	**458 163**	**248 026**
a) changes in accounting policies	-	**75 893**
b) corrections of fundamental errors	-	-
7.2. Undistributed profit from previous years at beginning of period restated for comparative data	**458 163**	**323 919**
a) increases	-	-
b) decreases	-	-

at end of period		
7.4. Undistributed loss from previous years at beginning of period	-	-
a) changes in accounting policies	-	-
b) corrections of fundamental errors	-	-
7.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-
a) increases	-	-
b) decreases	-	-
7.6. Undistributed loss from previous years at end of period	-	-
7.7. Undistributed profit (loss) from previous years at end of period	**458 163**	**323 919**
8. Net result for the financial year	**406 450**	**30 914**
a) net profit	**406 450**	**30 914**
b) net loss	-	-
c) distribution of profit	-	-
II. Equity at end of period	**7 684 028**	**6 962 782**

CASH FLOW STATEMENT	**I quarter (current year) from 1.1.2003 to 31.03.2003**	**I quarter (previous year) from 1.1.2002 to 31.03.2002**
A. Cash flow from operating activities		
I. Net profit for the year	**406 450**	**30 914**
II. Total adjustments	**(684 260)**	**213 928**
1. Depreciation and amortisation	**208 860**	**200 093**
2. Foreign exchange (gains)/losses	**75 153**	**27 500**
3. Interest and dividends	**(22 206)**	**39 004**
4. (Profit) loss from investing activities	**(65)**	**(3 737)**
5. Movements in provisions	**29 813**	**(22 510)**
6. Movements in stock	**(383 593)**	**(164 393)**
7. Movements in receivables	**(147 853)**	**(41 434)**
8. Movements in creditors falling due within one year (with the exception of loans)	**(149 636)**	**264 260**
9. Movements in prepayments and accruals	**(94 314)**	**(101 329)**
10. Other adjustments	**(200 419)**	**16 474**
III. Net cash flow used in / from operating activities (I+/-II)	**(277 810)**	**244 842**
B. Cash flow from investing activities		
I. Cash inflows from investing activities	**9 894**	**20 680**
1. Sales of intangible fixed assets and tangible fixed assets	**803**	**5 128**
2. Disposal of real estate investments and intangible fixed assets investments	-	-
3. From financial assets, including:	**2 518**	**5 319**
a) in subordinated entities	**38**	**1 866**
- sales of financial assets (except from short term securities)	-	-
- sales of short term securities	-	-
- dividends and shares in profits	-	**1 854**
- long-term loans repaid	-	-
- interest received	**38**	**12**

b) in other entities	**2 480**	**3 453**
- sales of financial assets (except from short term securities)	**2 153**	**3 424**
- sales of short term securities	**-**	**-**
- dividends and shares in profits	**-**	**-**
- long-term loans repaid	**-**	**-**
- interest received	**327**	**29**
- other inflows from financial assets	**-**	**-**
4. Other inflows from investing activities	**6 573**	**10 233**
II. Cash outflows from investing activities	**(717 319)**	**(235 111)**
1. Purchases of intangible fixed assets and tangible fixed assets	**(189 683)**	**(142 693)**
2. Investments in real estate and intangible fixed assets	**-**	**-**
3. For financial assets, including:	**(527 486)**	**(4 417)**
a) in subordinated entities	**(527 486)**	**(4 417)**
- purchases of financial assets (except from short term securities)	**(527 486)**	**(4 417)**
- purchases of short term securities	**-**	**-**
- loans granted	**-**	**-**
b) in other entities	**-**	**-**
- purchases of financial assets (except from short term securities)	**-**	**-**
- purchases of short term securities	**-**	**-**
- loans granted	**-**	**-**
4. Other payments	**(150)**	**(88 001)**
III. Net cash flow used in investing activities (I-II)	**(707 425)**	**(214 431)**
C. Cash flow from financing activities		
I. Inflows	**1 571 005**	**635 466**
1. Issuance of shares and other capital instruments, additional payments to capital	**-**	**-**
2. Loans	**926 528**	**269 521**
3. Issuance of short term securities	**644 477**	**365 945**
4. Other inflows	**-**	**-**
II. Outflows	**(594 079)**	**(663 046)**
1. Redemption of shares	**-**	**-**
2. Dividends and other distributions to shareholders	**-**	**-**
3. Other than distribution of profit to shareholders payments from profit	**-**	**-**
4. Repayment of loans	**(170 000)**	**(195 000)**
5. Repurchase of short term securities	**(398 038)**	**(421 985)**
6. Other financial liabilities	**-**	**-**
7. Finance lease payments	**(697)**	**(255)**
8. Interest paid	**(25 344)**	**(45 806)**
9. Other payments	**-**	**-**
III. Net cash flow used in / from financing activities (I-II)	**976 926**	**(27 580)**
D. Net cash flow/(outflow) (A.III+/-B.III+/-C.III)	**(8 309)**	**2 831**
E. Balance sheet change in cash and cash equivalents	**(8 309)**	**2 831**
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	**1 234**	**(360)**
F. Total cash and cash equivalents at beginning of period	**61 639**	**81 772**
G. Total cash and cash equivalents at end of period (F+/- D)	**53 330**	**84 603**

- including those of limited availability	**3 363**	**11 671**

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. 1Q 2003 LIFO valuation
Released	10:10 13 May 2003
Number	0122L


PKN ORLEN SA
SEC File
82-5036

Current Report 33/2003 dated 13th May 2003

Impact of LIFO valuation of inventories

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, informs about **impact of LIFO valuation of inventories on unconsolidated financial results of PKN ORLEN and consolidated financial results of PKN ORLEN Capital Group for 1Q 2003.**

Estimates of gross income and net income (after deferred taxation) assuming LIFO valuation of inventories of PKN ORLEN under Polish Accounting Standards (PAS) and of PKN ORLEN Capital Group under PAS and under International Financial Reporting Standards (IFRS) are as follows (PLN m):

	1Q 2003	**1Q 2002**
PKN ORLEN's unconsolidated gross profit under PAS	370	(10)
PKN ORLEN's unconsolidated net profit under PAS	259	(7)
Consolidated gross profit under PAS	308	51
Consolidated net profit under PAS	217	26
Consolidated gross profit under IFRS	308	46
Consolidated net profit under IFRS	205	23

The assumptions used for the above LIFO estimates are the same as used for previously published LIFO estimates. These assumptions were published in current report no 29/2002 dated 21st May 2001.

About PKN ORLEN S.A.

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of

distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END



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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. JV with Basell
Released	16:00 14 May 2003
Number	1047L

Current report No 34/2003 dated 14 May 2003

Polski Koncern Naftowy ORLEN S.A. ("**PKN ORLEN**"), Central Europe's largest downstream oil company, announces that on May 14, 2003 it sold 144,622 square metres of land with facilities to Poliolefiny Polska Sp. z o.o. for PLN 2,849,053.

Poliolefiny Polska, which is soon to be registered under its new name of Basell Orlen Polyolefins Sp. z o.o., plans to build its new production plants on the site.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END




Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. Supreme Court Decision
Released	15:54 16 May 2003
Number	2270L

Current report 35/2003 dated May 16, 2003

SUPREME COURT DECISION ON PKN ORLEN ANTI-TRUST CASE

The Management Board of Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs that on May 16, 2003 Sad Najwyzszy (The Supreme Court) dismissed the cassation of UOKiK's (the Polish Office for Protection of Competition and Consumers) decision on the sentence of Sad Antymonopolowy in Warsaw (Anti-Trust Court), dated February 21, 2001.

The Anti-Trust Court overturned the decision of UOKiK in which it charged PKN ORLEN with exercising monopolistic practices when setting gasoline and diesel prices that enabled PKN ORLEN to acquire unjustifiable gains.

The Supreme Court's decision is definite and final.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END








Full Text Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Ernst & Young Audit Sp. z o.
Released	15:46 20 May 2003
Number	3383L

Current report 36/2003 dated 20th May,2003

Polski Koncern Naftowy ORLEN S.A. ('PKN ORLEN'), Central Europe's largest downstream oil company, announces that in compliance with the Company's Articles of Association, PKN ORLEN's Supervisory Board, following its meetings on 14th and 20th May, have appointed Ernst & Young Audit Sp. z o.o., ('Ernst & Young Audit'), based in Warsaw, to review PKN ORLEN's financial statements, and its Capital Group's consolidated financial statements, for 2003 and 2004. In addition, Ernst & Young will review PKN ORLEN and its Capital Group's unconsolidated and consolidated financial statements for 2Q03, 3Q03, 4Q03 and 1H03 and quarterly and half year unconsolidated and consolidated financial statements for 2004.

PKN ORLEN has already been co-operating with Ernst & Young Audit on reviewing Company's financial statements and major projects, such as the merger of Petrochemia Plock and CPN, regional consolidation and the recently announced JV with Basell.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END



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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. ORLEN's Capital Group
Released	18:33 21 May 2003
Number	4127L

Current report 37/2003 dated 21st May,2003

Polski Koncern Naftowy ORLEN S.A. ('PKN ORLEN'), Central Europe's largest downstream oil company, announces that on 20 May 2003 the Supervisory Board passed a resolution approving execution of the sale option of PKN ORLEN's entire shareholding in Niezalezny Operator Miêdzystrefowy Sp z o.o in Warsaw ("NOM") of total par value PLN 84 m. The sale is being made by way of PKN ORLEN approving an offer from Polskie Sieci Elektroenergetyczne S.A. ("PSE") to exercise its option to buy PKN ORLEN's shareholding in NOM. This transaction has been carried out following the fulfillment of the conditions on consolidation and development relating to the telecommunication investments, under an agreement signed on 8 June 2000 between PKN ORLEN, PSE and Telekomunikacja Energetyczna Tel-Energo S.A.("Agreement").

At the same time PKN ORLEN announces that, on 20 May 2003, it accepted the offer from PSE, as described above, under which PKN ORLEN sold its shareholding in NOM to PSE for a total consideration of PLN 111,511,300.00 representing the par value of shares in NOM and an aggregated investment bonus, as specified in Agreement.

The shares sold represent 35% of NOM's equity and voting capital.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END



Full Text Announcement




Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.Incentive Scheme in ORLEN
Released	07:00 22 May 2003
Number	4137L


PKN ORLEN SA
SEC File
82-5036

Current report 38/2003 dated 21st May, 2003

Polski Koncern Naftowy ORLEN S.A. ('PKN ORLEN'), Central Europe's largest downstream oil company, announces that it has initiated a procedure aimed at the issuance of bearer bonds with a pre-emptive conversion right.

The Management Board of PKN ORLEN has submitted to the Agenda of the upcoming General Meeting of Shareholders points related to the implementation of a new incentive programme, based on issuance of convertible pre-emptive subscription bonds (**New Incentive Programme - NIP**). PKN ORLEN's NIP follows the termination at the end of 2003 of the current Management Option Programme based on the issuance of series A bonds convertible into series D shares.

Convertible pre-emptive subscription bonds of par value and issue price of PLN 0.01 each and issued under NIP (**Bonds**) are planned to be initially purchased by Powiernik – a trustee, which shall then offer these Bonds to entitled participants of the NIP.

The Management Board recommends that, with respect to the NIP, PKN ORLEN issues: (i) 3,866,667 series B Bonds, (ii) 3,866,667 series C Bonds, (iii) 3,866,666 series D Bonds and (iv) 1,000,000 series E Bonds.

Following the Management Board's proposal, one Bond of B, C, D and E series can be converted into one PKN ORLEN share of E, F, G and H series, respectively.

The deadline for the purchasing term and pre-emptive expiry date shall be on 31st December 2010.

It is not intended that interest should be charged on the Bonds.

The Management Board of PKN ORLEN proposes that, in order to give the Bond owners the right to convert them into PKN ORLEN shares, the General Meeting of Shareholders should conditionally increase PKN ORLEN's initial capital of PLN 15,750,000 through the issuance of not more than (i) 3,866,667 ordinary bearer series E shares, (ii) 3,866,667 ordinary bearer series F shares, (iii) 3,866,666 ordinary bearer series G shares and (iv) 1,000,000 ordinary bearer series H shares.

The value of PKN ORLEN's equity as at 31st March 2003 equals PLN 8,313,571,000. Total par value of Bonds of PLN 126,000 accounts for 0.0015% of PKN ORLEN's equity, whereas total par value of PKN ORLEN's shares, which can be converted from Bonds, equals PLN 15,750,000 and accounts for 0.19% of PKN ORLEN's equity. The sum of total par value of Bonds and total par value of all issued bonds of PKN ORLEN which did not undergo redemption (i.e. par value of series A convertible bonds of PKN ORLEN of PLN 14,180,980 into PKN ORLEN's series D shares) accounts for 0.17% of PKN ORLEN's equity as at 31st March 2003.

The Management Board proposes that the General Meeting of Shareholders, following the Board's motion, authorises the Supervisory Board of PKN ORLEN to make a decision on the potential public trading of Bonds. Provided that the Supervisory Board consider public trading of Bonds relevant, they would be authorised to make such a decision by the time Powiernik is offered the Bonds.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. Basell Orlen Polyolefins
Released	16:33 22 May 2003
Number	4611L



Current report No 39/2003 dated 22 May 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs of the registration on 21 May 2003 by a District Court in Warsaw of the initial capital increase in Basell Orlen Polyolefins Sp. z o.o. - ("Basell Orlen Polyolefins"), based in Plock - formerly acting under the name of Poliolefiny Polska Sp. z o.o. As a result of the registration of the Basell Orlen Polyolefins capital increase PKN ORLEN acquired financial assets of significant value in the form of a stake in the initial capital of this company.

The initial capital of Basell Orlen Polyolefins was raised by PLN 907,348,000.00 from the amount of PLN 50,000.00 up to the amount of PLN 907,398,000.00 by the creation of 1,814,696 new shares with a par value of PLN 500 each. Of the increased initial capital (i) 907,298 new shares were subscribed for by PKN ORLEN in exchange for its contribution in-kind, in particular working capital, real estate, installations and equipment, used for the production and distribution of polyolefins, with a total value PLN 453,649,350.00, and (ii) 907,398 new shares were subscribed for by Basell Europe Holdings B.V. in exchange for a cash contribution of total value PLN 453,699,350.00. All 1,814,796 shares are voting shares. As a result of the capital increase, PKN ORLEN and Basell Europe Holdings B.V. own 50% in the initial capital of Basell Orlen Polyolefins, i.e. 907,398 shares representing the same number of votes at the general meeting of shareholders.

The book value of assets contributed in cash by PKN ORLEN into the initial capital of Basell Orlen Polyolefins totals PLN 229,197.6 thousand.

The Management Board of Basell Orlen Polyolefins consists of 4 persons, two of whom were PKN ORLEN employees and two are employed by the Basell capital group.

The Supervisory Board of Basell Orlen Polyolefins consists of 4 persons, two of which are members of the Management Board of PKN ORLEN, and the other two have been appointed by Basell Europe Holdings B.V. PKN ORLEN and Basell Europe Holdings B.V., the company representing Basell capital group, shall be acting under provisions of, and their co-operation shall be governed by, a Joint-Venture Agreement signed on 30 September 2002, which the part of, under provision of the access agreement signed 28 February 2003, is also Basell Orlen Polyolefins.

The acquisition of shares in the increased initial capital is classified as a long-term investment of PKN ORLEN.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Letter of Intent Signed
Released	07:00 27 May 2003
Number	5341L

Current report 40/2003 dated 26th May, 2003

Polski Koncern Naftowy ORLEN S.A. ('PKN ORLEN'), Central Europe's largest downstream oil company, announces that on 26th May 2003 it signed a Letter of Intent with Agrofert Holding a.s. based in Prague (Czech Republic) in respect of possible establishment of a consortium which could participate in privatization of Unipetrol a.s.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

RNS | The company news service from the London Stock Exchange



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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Notice of General Meeting
Released	09:13 28 May 2003
Number	5985L

Current report 41/2003 dated 28 May 2003

Agenda for the Ordinary General Meeting of Shareholders of PKN ORLEN SA.

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company hereby publishes the Agenda of the Ordinary General Meeting of Shareholders of PKN ORLEN to be held on 24 June 2003. The Meeting shall commence at 10.00 CET in Plock (Poland) at the following address:

Centrum Edukacji Grupa ORLEN

ul. Kobylinskiego 25

Hall B

Agenda of the Ordinary General Meeting of Shareholders of PKN ORLEN:

1. Opening;
2. Election of the Chairman of the Meeting;
3. Affirmation of the legality of the Meeting ;
4. Approval of the Agenda;
5. Election of the Vote Counting Commission;
6. Revision of the Management Board's Report on PKN ORLEN's performance and financial results of PKN ORLEN for the periods ending December 31, 2002 with a motion concerning profit distribution for the year ending December 31, 2002.
7. Presentation of the Supervisory Board's Report on the Management Board's Report on PKN ORLEN's performance and financial results of PKN ORLEN for the periods ending December 31, 2002 with the Management Board's motion concerning profit distribution for the year ending December 31, 2002.
8. Passing of a resolution concerning approval of the Management Board's Report on PKN ORLEN's performance and financial results for the year ending December 31, 2002.
9. Passing of a resolution concerning distribution of profit made by PKN ORLEN in 2002.

11. Passing of resolutions concerning approval of PKN ORLEN Management Board Members' performance in 2002;
12. Revision and passing of a resolution concerning the Management Board's Report [illegible] performance in ORLEN's Capital Group and the consolidated financial results of PKN ORLEN's Capital Group for the [illegible]

ending December 31, 2002.

13. Passing of a resolution concerning the implementation of the New Incentive Programme (**NIP**) for PKN ORLEN Management Board Members , managers of PKN ORLEN as well as PKN ORLEN's key subsidiaries.

14. Passing of a resolution concerning the issuance of bearer bonds with a pre-emptive conversion right into PKN ORLEN's shares, conditional increase of PKN ORLEN's initial capital with exclusion of the acquisition rights and amendments to the Articles of Association of PKN ORLEN;

15. Revision and passing of a resolution concerning PKN ORLEN's standpoint in respect of the Corporate Governance principles for the issuers of shares, convertible bonds and the pre-emptive conversion bonds admitted to public trading, approved by the Management and the Supervisory Boards of the Warsaw Stock Exchange (**WSE**)

16. Passing of a resolution concerning amendments to the Articles of Association of PKN ORLEN

17. Closure of the General Meeting of Shareholders.

Pursuant to the art. 402 § 2 of the Code of Commercial Companies, PKN ORLEN hereby publishes proposed draft resolution No 14 in Agenda:

"Pursuant to the art. 393 point 5, art. 430 and art. 448-453 of the Code of Commercial Companies, art. 22 and 23 of the Act on Bonds dated 29 June 1995 and pursuant § 7 item 7 point 5, 9 and 12 of the Articles of Association of PKN ORLEN, in respect of the resolution passed by this Ordinary General Meeting of Shareholders concerning implementation of the New Incentive Programme (**NIP**) for PKN ORLEN Management Board Members, managers of PKN ORLEN as well as PKN ORLEN's key subsidiaries, the Ordinary General Meeting of Shareholders passes as follows:

§ 1

1. In order to implement NIP, PKN ORLEN will issue:

i. for the purpose of the management option programme (**Option Programme**), being part of NIP, PKN ORLEN will issue:

a. 3,866,667 (three million eight hundred sixty six thousand six hundred sixty seven) bearer bonds Series B with a par value of PLN 0.01 each (Series B Bonds) with a pre-emptive right to convert into bearer shares Series E (Series E Shares)

b. 3,866,667 (three million eight hundred sixty six thousand six hundred sixty seven) bearer bonds Series C with a par value of PLN 0.01 each (Series C Bonds), with a pre-emptive right to convert into bearer shares Series F (Series F Shares)

c. 3,866,666 (three million eight hundred sixty six thousand six hundred sixty six) bearer bonds Series D with a par value of PLN 0.01 each (Series D Bonds), with a pre-emptive right to convert into bearer shares Series G (Series G Shares)

(ii)For the purpose of utilisation of the Management Board Members' managerial contracts (**Bonus Programme**), PKN ORLEN, through NIP, will issue 1,000,000 (one million) series E bearer bonds with a par value of PLN 0.01 each (series E Bonds together with series B Bonds, series C Bonds and series D Bonds hereinafter referred to as **Bonds** and their holders referred to as **Bondholders**) with a pre-emptive conversion right into ordinary bearer series H shares of PKN ORLEN (series H Shares together with series H Shares, series E Shares, series F Shares and series G Shares hereinafter referred to as **Shares**).

1. Bonds will be issued in intangible form (they will not have document form).

...Act on Bonds dated 29 June 1995 (unified text, Journal of Bills ...dments "The Act on Bonds")

§ 2

1. The Issuance of the Bonds shall be executed through addressing a purchase offer to ORLEN Powiernik Sp. z o.o. based in Plock ("ORLEN Powiernik"), or, in the event the Supervisory Board of PKN ORLEN makes a decision to admit the Bonds to public trading of securities, through addressing such a purchase offer to an independent underwriter (a sub-issuer to be addressed with the Bond purchase offer shall be referred to in this resolution as **Powiernik – a trustee**). The terms and conditions of the agreement with Powiernik require an approval of the Supervisory Board.

2. Under the agreement between PKN ORLEN and Powiernik, the latter shall be obliged not to execute the pre-emptive conversion right due to depositing of Bonds. Under such agreement, Powiernik shall be obliged to offer Bonds to persons entitled under the Option Programme and to persons entitled under the Bonus Programme on conditions set forth in a resolution of this Ordinary General Meeting of Shareholders concerning the implementation of NIP for PKN ORLEN Management Board Members, managers of PKN ORLEN as well as PKN ORLEN's key subsidiaries and the Regulations of the Option Programme and the Bonus Programme, as approved by the Supervisory Board of PKN ORLEN.

3. The date of addressing of the Bonds purchase offer as well as the deadline of accepting such offer by Powiernik shall be defined in the terms and conditions of the issuance as in § 4 item 1 of this resolution. Bonds shall be attributed to Powiernik by the Management Board of PKN ORLEN.

4. The issue price of one Bond will be equal to the par value of one Bond, i.e. PLN 0.01.

§ 3

1. The deadline for the Bonds purchasing shall be 31st December 2010.

2. With respect to § 4 item 2 of this resolution, the Bonds purchasing shall be executed for the par value price.

3. Bonds which have been converted into Shares under pre-emptive right shall be purchased by PKN ORLEN within a maximum of 30 days from the date of declaring conversion by the Bondholder. In the event that the above-set purchase date of Bonds shall be after the purchase date as in § 3 item 1 of this resolution, Bonds shall be purchased within a term specified in § 3 item 1 of this resolution.

4.In the event of a permanent cease of trading in PKN ORLEN's shares on WSE, in particular due to a potential withdrawal of PKN ORLEN's shares from public trading of securities, the Bondholders' pre-emptive conversion rights shall expire on the last day of trading PKN ORLEN's shares. In this case, provided that until the last date of trading PKN ORLEN's shares the pre-emptive conversion rights of the Bondholders are not replaced with at least equal rights, PKN ORLEN shall, within one month from the cease of trading, execute preliminary purchase of all Bonds at their par value and shall pay out to each Bondholder an additional purchase amount as specified in item 5 below.

5. The additional purchase amount, as in item 4 above, attributable to each unconverted Bond shall be specified in the terms and conditions of issuance (§ 4 item 1 of this resolution), whereby such an amount will not be lower than the difference between PKN ORLEN's average share price on WSE (continuous trading) from the 60 session days before the cease of trading and the issue price of a Share which can be converted from such Bond. In the event the above-described difference is equal to 0 (zero) or appears negative (minus), the Bondholder shall not be entitled to receive either the additional purchase amount or the right to compensation.

§ 4

1. Additional detailed terms and conditions of issuance, including specific terms and conditions of execution of the pre-emptive conversion rights by the Bondholders, detailed principles, terms and conditions of the Shares purchase and terms of commencement and closure of receiving the Bondholders' declarations of execution of the pre-emptive conversion rights, shall be defined by the Management Board. These conditions shall be valid and binding after approval by the Supervisory Board of PKN ORLEN.

2. In conditions of issuance, as in item 1 above, the Management Board can specify terms and conditions other than in § 3 item 4 of this resolution under which PKN ORLEN shall be obliged or authorized to the preliminary purchase of Bonds and under which it shall be obliged or authorized to define a cash benefit in respect of the preliminary purchase of Bonds, or the way such benefit has been calculated, should such cash benefit be required.

3. Following the Management Board's motion, the Supervisory Bard is authorized to make a decision on the offering of Bonds to public trading of securities. Such decision can be made by the day Powiernik is offered the Bonds. In the event such a decision is made, the Management Board shall be authorized to undertake all actions in respect of offering Bonds to public trading of securities, including entering into the Bonds underwriting agreement.

§ 5

1. Holders of Series B Bonds are entitled to pre-emptive conversion into Series E Shares before the conversion rights of other shareholders

2. Holders of Series C Bonds are entitled to pre-emptive conversion into Series F Shares before the conversion rights of other shareholders

3. Bond holders Series D Bonds are entitled to convert into shares Series G before the conversion rights of other shareholders

4. Bond holders Series E Bonds are entitled to convert into shares Series H before the conversion rights of other shareholders

5. Conversion into Shares series E, F, G and H will follow under the rules listed below

i. One Series B Bond gives a pre-emptive right to convert into one Series E Share,

ii. One Series C Bond gives a pre-emptive right to convert into one Series F Share,

iii. One Series D Bond gives a pre-emptive right to convert into one Series G Share,

iv. One Series E Bond gives a pre-emptive right to convert into one Series H Share,

v. The pre-emptive conversion rights with respect to PKN ORLEN's Shares of series E, F, G and H shall be executed in compliance with art. 451 of the Code of Commercial Companies in a form of written declarations submitted by holders of Series B, C, D and E Bonds, respectively on a blank form prepared by PKN ORLEN. The Management Board shall be obliged to notify Sad Rejestrowy *(Registry Court)* about these conversions in order to update the initial capital register according to art. 452 of the Code of Commercial Companies.

vi. The declaration of converting Bonds into Shares can be submitted by the Bondholders in the periods set out in the terms and conditions of issuance as in § 4 item 1 of this resolution,

vii. The term of pre-emptive conversion (by the respective Bondholders) of Series B Bonds into Series E Shares expires on 31st December 2010.

viii. The term of pre-emptive conversion (by the respective Bondholders) of Series C Bonds into Series F Shares expires on 31st December 2010.

ix. The term of pre-emptive conversion (by the respective Bondholders) of Series D Bonds into Series G Shares expires on 31st December 2010.

x. The term of pre-emptive conversion (by the respective Bondholders) of Series E Bonds into Series H Shares expires on 31st December 2010.

§ 6

1. In order to give the holders of Bonds series B, C, D and E the right to convert them into PKN ORLEN's Shares series E, F, G and H respectively, PKN ORLEN's initial capital is conditionally increased by PLN

2. Conditional increase of the initial capital, as in item 1 above, will be made through:

- the issuance of not more than 3,866,667 (three million eight hundred and sixty six thousand six hundred and sixty seven) ordinary bearer series E shares,
- the issuance of not more than 3,866,667 (three million eight hundred and sixty six thousand six hundred and sixty seven) ordinary bearer series F shares,
- the issuance of not more than 3,866,666 (three million eight hundred and sixty six thousand six hundred and sixty six) ordinary bearer series G shares,
- the issuance of not more than 1,000,000 (one million) ordinary bearer series H shares.

with the par value of PLN 1.25 per share. The total par value of conditionally increased initial capital will not be higher than PLN 15,750,000 (fifteen million seven hundred and fifty thousand).

1. Persons entitled to acquire Series E Shares shall be exclusively holders of Series B Bonds converting them, under pre-emptive right, into Series E Shares.
2. Persons entitled to acquire Series F Shares shall be exclusively holders of Series C Bonds converting them, under pre-emptive right, into Series F Shares.
3. Persons entitled to acquire Series G Shares shall be exclusively holders of Series D Bonds converting them, under pre-emptive right, into Series G Shares.
4. Persons entitled to acquire Series H Shares shall be exclusively holders of Series E Bonds converting them, under pre-emptive right, into Series H Shares.
5. The Bondholders can execute the pre-emptive conversion right in terms specified in §5 item 5 point (vi) - (x) of this resolution.
6. The issue price of:

   (i) Series A Shares shall equal average closing price of PKN ORLEN's shares on WSE from the period of 30 session days before January 1st 2005 and 30 session days after January 1st 2005, reduced by 10%, and which shall be specified by the Management Board of PKN ORLEN;

   (ii) Series F Shares shall equal average closing price of PKN ORLEN's shares on WSE from the period of 30 session days before January 1st 2006 and 30 session days after January 1st 2006, reduced by 10%, and which shall be specified by the Management Board of PKN ORLEN;

   (iii) Series G Shares shall equal average closing price of PKN ORLEN's shares on WSE from the period of 30 session days before January 1st 2007 and 30 session days after January 1st 2007, reduced by 10%, and which shall be specified by the Management Board of PKN ORLEN;

   (iv) Series H Shares shall equal their par value, i.e. PLN 1.25.

9. The Management Board of PKN ORLEN is entitled and authorized to undertake all actions with respect to offering series E, F, G and H Shares to public trading of securities and, afterwards, trading on WSE

10. Shares registered for the first time on the account not later than one day before the day of the opening of the General Meeting of Shareholders whose Agenda includes the profit distribution or loss coverage for the financial year preceding the year in which Shares were registered on the account, are entitled to the dividend for this preceding year starting from January 1st of the preceding year

Shares registered for the first time on the account not sooner than on the day of the opening of the General Meeting of Shareholders whose Agenda includes the profit distribution or loss coverage for the financial year preceding the year in which Shares were registered on the account, are entitled to the dividend for this year in which they were for the first time registered on the account, starting from January 1st of this year.

§ 7

Current shareholders' rights to acquire Bonds and Shares shall be entirely excluded according to the Management Board's opinion made as required by art. 433 § 2 of the Code of Commercial Companies and which is attached to this resolution.

§ 8

The Management Board is entitled and authorized to undertake, to the extent which is not competence of other bodies, all necessary actions to execute this resolution.

§ 9

The Articles of Association of PKN ORLEN are changed in the way that the following sentence is added to § 3 item 1:

"Pursuant to the resolution of Ordinary General Meeting of Shareholders dated 24th June 2003 concerning the issuance of Bonds with pre-emptive conversion rights, conditional increase of the initial capital with exclusion of the acquisition rights and amendments to the Articles of Association of PKN ORLEN, the initial capital of PKN OLREN has been conditionally increased by PLN 15,750,000 through:

- the issuance of not more than 3,866,667 (three million eight hundred and sixty six thousand six hundred and sixty seven) ordinary bearer series E shares,
- the issuance of not more than 3,866,667 (three million eight hundred and sixty six thousand six hundred and sixty seven) ordinary bearer series F shares,
- the issuance of not more than 3,866,666 (three million eight hundred and sixty six thousand six hundred and sixty six) ordinary bearer series G shares,
- the issuance of not more than 1,000,000 (one million) ordinary bearer series H shares

with the par value of PLN 1.25 each share."

§ 10

The Supervisory Board of PKN ORLEN shall be authorized to agree a unified text of the Articles of Association of PKN ORLEN covering amendments resulting from this resolution, including amendments resulting from successive increasing of PKN ORLEN's initial capital due to execution by the Bondholders of the pre-emptive conversion rights under conditional increase of the initial capital covered by this resolution.

§ 11

Any time that this resolution makes a reference to an average closing price of PKN ORLEN's shares on WSE (uniform quotation system), it is understood and assumed that if PKN ORLEN's shares cease to be traded in the uniform quotation system, the above-mentioned PKN ORLEN's average share price on WSE shall be defined based on an average price set out by a different quotation system.

§ 12

This resolution is passed on condition that the General Meeting of Shareholders passes a resolution concerning implementation of NIP for PKN ORLEN Management Board Members,

JUSTIFICATION:

Conditional increase of PKN ORLEN's initial capital is made to give the right to acquire Shares of series E, F, G and H by holders of Bonds series B, C, D and E, respectively. According to art. 448 § 4 of the Code of Commercial Companies, the increase of initial capital for the purpose of giving the bondholders right to convert bonds into shares can be realized only through a conditional increase of the initial capital.

Due to the fact that Bonds shall be issued to execute NIP according to the provisions of the resolution passed by this Ordinary General Meeting of Shareholders, regarding implementation of NIP for PKN ORLEN Management Board Members, managers of PKN ORLEN as well as PKN ORLEN's key subsidiaries and, which is intended (NIP) to stabilize the Company's managerial staff, introduce new, efficient incentive tools for personnel who are responsible for management and development of PKN ORLEN and the Capital Group and, in consequence, building the value for shareholders. The General Meeting of Shareholders represents the standpoint that conditional increase of the initial capital shall be made for the Company's good sake.

Pursuant to the art. 402 § 2 of the Code of Commercial Companies, PKN ORLEN hereby publishes proposed amendments to the Articles of Association of PKN ORLEN:

1. **§ 7 item 7 point 8 as below:**

   "Passing resolutions on approving sale of property / real estate, whose net book value exceeds one twentieth of the initial capital."

   to be replaced with the following:

   "Passing resolutions on approving the sale of property / real estate or share of such property / real estate, whose net book value exceeds one twentieth of the initial capital."

2. **In §7 item 7a to be added as below:**

   "Purchase and sale of property or a share in such property, regardless of its value, and purchase of property or a share of such property, whose net book value does not exceed one twentieth of the Company's initial capital is not subject to a resolution of the General Meeting of Shareholders."

3. **§ 8 item 11 point 13 as below:**

   "Giving assent, following Management Board motions, to sell property / real estate or shares in such property / real estate, whose net book value does not exceed one twentieth of the initial capital."

   to be replaced with the following:

   "giving assent, following Management Board motions, to sell property or a share of such property, whose net book value exceeds one hundredth of the initial capital, but does not exceed one twentieth of the initial capital"

4. **§ 9 item 7 point 2 as below:**

   Sale of property / real estate or share of such property / real estate, whose net book value does not exceed one twentieth of the initial capital. The sale will only take place after prior approval of the Supervisory Board.

"Sale of property / real estate or share in such property / real estate, whose net book value does not exceed one twentieth of the initial capital, under the condition that such sale of property / real estate, whose net book value does not exceed one twentieth of the initial capital, but exceeds one hundredth of the initial capital of PKN ORLEN needs the prior approval of the Supervisory Board."

5. **§ 9 item 7 point 3 as below:**

Purchase of property / real estate or share of such property / real estate, whose value according to purchase net price does not exceed one fortieth of the initial capital.

to be replaced with the following:

"Purchase of property / real estate or share of such property / real estate, under the condition that purchase of property / real estate or share of such property / real estate, whose value according to purchase net price exceeds one fortieth of the initial capital of PKN ORLEN needs the prior approval of the Supervisory Board."

6. **§ 9 item 7 point 4 to be deleted:**

Purchase of property / real estate or share of such property / real estate, whose value according to purchase net price exceeds one fortieth of the initial capital. The purchase will only take place after prior approval of the Supervisory Board.

Participation in the Ordinary General Meeting of Shareholders is permitted for those holding certificates, issued by a brokerage house or a bank managing a securities account, stating the number of shares owned and confirming that the shares will have been deposited in the account by the end of the Meeting.

Participation in the Meeting is permitted on condition that the certificates mentioned above will be submitted by 16 June 2003 inclusive at the Legal Office - room 203, Company Headquarters in Plock, Chemikow St. 7, between 7.30 a.m. and 4 p.m.

Voting can be performed either personally or through a power of attorney. Representatives of legal persons should submit the relevant copy of a court register defining the persons entitled to represent such legal persons.

A week before the Meeting, copies of the materials concerning cases and matters listed in the agenda and materials concerning the Meeting, to the extent required by Law, will be made available to Shareholders at the reception of the Company's Headquarters in Plock, Chemikow St. 7. between 8 a.m. and 3 p.m

The list of shareholders entitled to participate in the Meeting will be made available in the Company's Headquarters for three days before the Meeting. Registration of shareholders and distribution of voting cards will begin at 9.00 a.m. in front of the meeting hall.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.